UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 000-29089

Agenus Inc.

(exact name of registrant as specified in its charter)

Delaware	**06-1562417**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3 Forbes Road, Lexington, Massachusetts 02421
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code:

(781) 674-4400

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 Par Value	**AGEN**	**The Nasdaq Capital Market**
(Title of each class)	**(Trading Symbol)**	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant as of June 30, 2023 (the last trading day of the registrant's second fiscal quarter of 2023) was: $583.5 million. There were 418,920,071 shares of the registrant's Common Stock outstanding as of March 8, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

		Page
PART I		
ITEM 1.	BUSINESS	3
	Our Business	3
	Intellectual Property Portfolio	8
	Regulatory Compliance	9
	Competition	10
	Human Capital Resources and Employees	12
	Corporate History	12
	Availability of Periodic SEC Reports	12
ITEM 1A.	RISK FACTORS	12
ITEM 1B.	UNRESOLVED STAFF COMMENTS	64
ITEM 1C.	CYBERSECURITY	65
ITEM 2.	PROPERTIES	65
ITEM 3.	LEGAL PROCEEDINGS	65
ITEM 4.	MINE SAFETY DISCLOSURES	65
PART II		
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	67
ITEM 6.	RESERVED	68
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	69
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	77
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	78
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	116
ITEM 9A.	CONTROLS AND PROCEDURES	116
ITEM 9B.	OTHER INFORMATION	118
ITEM 9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	119
PART III		
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	120
ITEM 11.	EXECUTIVE COMPENSATION	128
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	153
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	155
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	157
PART IV		
ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	158
ITEM 16	FORM 10-K SUMMARY	163

Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K and other written and oral statements the Company makes from time to time contain forward-looking statements. You can identify these forward-looking statements by the fact they use words such as "could," "expect," "anticipate," "estimate," "target," "may," "project," "guidance," "intend," "plan," "believe," "will," "potential," "opportunity," "future" and other words and terms of similar meaning. Forward-looking statements include discussion of future operating or financial performance. You also can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties that could delay, divert or change any of them, and could cause actual outcomes to differ materially. These statements relate to, among other things, our business strategy, our research and development, our product development efforts, our ability to commercialize our product candidates, the activities of our licensees, our prospects for initiating partnerships or collaborations, the timing of the introduction of products, the effect of new accounting pronouncements, our future operating results and our potential profitability, availability of additional capital as well as our plans, objectives, expectations, and intentions.

Although we believe we have been prudent in our plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved, and readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this report. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

The risks identified in this Annual Report on Form 10-K, including, without limitation, the risks set forth in Part I-Item 1A. "Risk Factors," could cause actual results to differ materially from forward-looking statements contained in this Annual Report on Form 10-K. We encourage you to read those descriptions carefully. Such statements should be evaluated in light of all the information contained in this document.

Agenus, MiNK, Prophage, Retrocyte Display and STIMULON are trademarks of Agenus Inc. and its subsidiaries. All rights reserved.

PART I

Item 1. *Business*

Our Business

We are a clinical-stage biotechnology company specializing in developing therapies to activate the body's immune system against cancer and infections. Our pipeline includes immune-modulatory antibodies, adoptive cell therapies (via MiNK Therapeutics, Inc. ("MiNK")), and vaccine adjuvants (via SaponiQx, Inc. ("SaponiQx")). Our primary focus is immuno-oncology ("I-O"), and our diverse pipeline is supported by our in-house capabilities, including current good manufacturing practice ("cGMP") manufacturing and a clinical operations platform. To succeed in I-O, innovation and speed are paramount. We are a vertically integrated biotechnology company equipped with a suite of technology platforms to advance from novel target identification through manufacturing for clinical trials of antibodies and cell therapies. By understanding each patient's cancer, we aim to substantially expand the population benefiting from current I-O therapies. In addition to a diverse pipeline, we have assembled fully integrated end-to-end capabilities including novel target discovery, antibody generation, cell line development and cGMP manufacturing. Leveraging our science and capabilities, we have established strategic partnerships to advance innovation. We believe the next generation of cancer treatment will build on clinically validated antibodies targeting CTLA-4 and PD-1 combined with novel immunomodulatory agents designed to address underlying tumor escape mechanisms.

Our most advanced antibody candidates are botensilimab (a multifunctional immune cell activator and human Fc-enhanced cytotoxic T-lymphocyte antigen 4 (CTLA-4) blocking antibody, also known as AGEN1811) and balstilimab (a programmed death receptor-1 (PD-1) blocking antibody). Botensilimab aims to enhance responses to first-generation CTLA-4 antibodies, expand patient populations benefiting from CTLA-4 therapy, and is designed to minimize treatment-related side effects typically associated with CTLA-4 therapies. It is currently in Phase 2 trials for metastatic colorectal cancer ("mCRC"), pancreatic cancer (in combination with chemotherapy), and melanoma (in combination with balstilimab).

In total, over 900 patients have been treated with botensilimab alone and in combination with balstilimab and this combination has demonstrated clinical responses across nine cold and treatment-resistant cancers. In April 2023, botensilimab in combination with balstilimab received Fast Track designation from the U.S. Food and Drug Administration ("FDA") for the treatment of patients with not-microsatellite instability-high ("MSI-H")/deficient mismatch repair ("dMMR") metastatic colorectal cancer with no active liver involvement. Patients targeted with this designation are heavily pretreated with standard of care chemotherapy, anti-VEGF and anti-EGFR if RAS wild type. We completed enrollment of patients with refractory MSS mCRC non-active liver metastases ("NLM") in a Phase 1 trial (n~150) and randomized Phase 2 trial (n~230) in October 2023 and presented clinical data at the European Society of Medical Oncology ("ESMO") Corporate event in October 2023. In the 70 efficacy evaluable patients in the refractory MSS mCRC NLM treatment setting, a 24% RECIST v1.1 response rate was observed in those treated with the BOT/BAL combination. Based on literature review, the response rate in a similar population treated with standard of care therapies ranges from 1% to 6.1%. The 12-month overall survival ("OS") rate is 74% with median OS not yet reached. Topline data from the ongoing Phase 2 study are expected in second half of 2024. The most common safety observations are immune-related diarrhea and colitis, which are managed in accordance with standard therapies. Grade 3 treatment related diarrhea/colitis occurred in approximately 14% of patients. Additional clinical data sets a path for expansion opportunities in pancreas, lung, neoadjuvant CRC, and melanoma.

Balstilimab and zalifrelimab, our first generation CTLA-4 antibody, have been evaluated in two Phase 2 clinical trials as both a monotherapy (balstilimab) and combination therapy (balstilimab/zalifrelimab) for treatment of patients with second-line cervical cancer. Both trials met their primary endpoints and development and regulatory pathways are under evaluation.

In addition to our lead programs, Agenus scientists have leveraged our internal discovery and translational platforms and powerful algorithms to develop a pipeline of molecules that are intended to address key aspects of antitumor immunity and tumor resistance mechanisms, by modulating myeloid cell biology, conditioning the tumor microenvironment, and augmenting the activity of immune cells. Some of these novel agents are advancing to the clinic via the Agenus pipeline or via partnering relationships. Given the diversity of our pipeline, we are well positioned to advance differentiated combination therapies with our goal being to enhance response rates and thereby benefit patients who are unresponsive to current immunotherapies.

Additionally, in October 2021, we completed the initial public offering ("IPO") of MiNK, which trades on the Nasdaq Capital Market under the ticker symbol "INKT". MiNK is a clinical stage biopharmaceutical company focused on developing allogeneic invariant natural killer T ("iNKT") cell therapies to treat cancer and other life-threatening immune diseases. MiNK's most advanced product candidate, agenT-797, is an off-the-shelf, allogeneic, native iNKT cell therapy. Expansion of clinical programs is currently underway, notably a Phase 2 clinical trial in 2L gastric cancer at Memorial Sloan Kettering Cancer Center. MiNK is also evaluating agenT-797 as a variant-agnostic therapy for patients with viral acute respiratory distress syndrome ("ARDS"). In addition to our lead clinical program, MiNK announced a collaboration with ImmunoScape, Inc. ("ImmunoScape") to discover and develop next-generation T-cell receptor therapies against novel targets in solid tumors. MiNK will combine its unique, proprietary library of T cell antigens with ImmunoScape's platform for rapid discovery of novel T cell receptors.

Founded in 2021, our subsidiary, SaponiQx, stands at the forefront of saponin-based adjuvant discovery and manufacturing. Its mission is to provide scalable and affordable vaccine adjuvants to enhance global health. SaponiQx is building an innovative adjuvant platform to deliver both sustainable manufacturing approaches and a secure supply of known adjuvants, as well as discover novel adjuvants and develop new, more effective vaccines utilizing optimized antigen-adjuvant pairings. Adjuvants are substances known to enhance the body's immune response and are a key component of many existing vaccines. Its proprietary adjuvant, STIMULON QS-21, forms an integral part of the AS01 adjuvant used in several leading vaccines, including SHINGRIX made by GlaxoSmithKline Biologicals, S.A ("GSK").

Our common stock is currently listed on The Nasdaq Capital Market under the symbol "AGEN."

Our Vision

Agenus envisions a future where I-O combinations will unlock the full potential of cancer treatment and provide patients with significantly extended and improved lives. We believe our fully integrated, end-to-end capabilities for novel target discovery, antibody generation, and cell line development to our cGMP manufacturing and clinical development and operations capabilities, together with a comprehensive and complementary portfolio will uniquely position us to produce potential novel therapies on accelerated timelines.

Our Strategy

Our strategy revolves around pioneering optimal combination treatments for cancer patients, with botensilimab as our cornerstone. Our immediate focus is the development of the botensilimab/balstilimab combination, our investigational therapy for the treatment of patients with metastatic CRC, no active liver metastases, previously treated with standard combination chemotherapy, anti-VEGF and anti-EGFR if RAS wild type We are pursuing a global regulatory strategy and aim to initiate submission of a biologics license application ("BLA") to the FDA for a potential accelerated approval by the end of 2024, followed by a planned submission to the European Medicines Agency ("EMA") in the first half of 2025.

In August 2023, we announced a strategic initiative to prioritize and focus resources to accelerate the development, registration, and commercialization of our botensilimab/balstilimab program where we have the greatest potential to benefit patients and to drive our future growth. Under this plan, we temporarily postponed all preclinical and clinical programs not related to botensilimab/balstilimab. The plan reduced operating expenses across our global organization by concentrating our quality, manufacturing, clinical, regulatory, and research & development resources on the botensilimab/balstilimab program to drive commercial readiness.

We plan to expand combinations with botensilimab by integrating balstilimab and other complementary approaches within our clinical portfolio, leveraging targets like LAG-3, ILT2, and our CD137 agonist, AGEN2373. These innovations aim to mitigate disease and modulate the tumor microenvironment with a favorable tolerability profile. We drive portfolio advancement through a blend of independent development and strategic partnerships with industry leaders. Our overarching goal is to introduce innovative combination therapies that substantially enhance the patient population benefiting from current I-O treatments.

We are advancing our portfolio through a combination of independent development and strategic partnerships with industry leaders.

Our Assets

Our assets encompass a comprehensive array of I-O therapeutics, including antibody-based treatments, monospecific and bispecific antibodies, cell therapy, and vaccine adjuvants. Notable components of our clinical-stage portfolio include botensilimab (AGEN1181), a human Fc-enhanced cytotoxic T-lymphocyte antigen 4 (CTLA-4) blocking antibody, currently in Phase 2 trials in mCRC, pancreatic cancer, and melanoma, both as a monotherapy and in combination with balstilimab or chemotherapy; balstilimab (AGEN2034), a programmed death receptor-1 (PD-1) blocking antibody being evaluated in various combinations; AGEN2373, a CD137 antibody in Phase 1b trials; AGEN1423, a CD73/TGFβ TRAP antibody; AGEN1571, an ILT2 antibody. We have also leveraged partnerships to advance our portfolio at speed and finance the business. These include INCAGN1876, INCAGN2390, and INCAGN2385, each targeting different receptors and exclusively licensed to Incyte Corporation ("Incyte"); BMS-986442 (AGEN1777), a TIGIT bispecific antibody licensed to Bristol Myers Squibb Company ("BMS"); UGN-301, a zalifrelimab intravesical solution licensed to UroGen Pharma ("UroGen"). Finally, our subsidiary companies are advancing assets through exclusive licenses, including agenT-797, allogeneic iNKT cells licensed to MiNK; and QS-21 STIMULON, a cultured plant cell adjuvant used in various vaccines, including those by GSK.

Our Antibody Discovery Platforms and Immunotherapy Programs

Immunotherapies regulate the body's immune response to cancer and have achieved positive outcomes in a number of cancers that were considered untreatable only a few years ago. Our pipeline includes several classes of immunotherapies:

1.   checkpoint inhibitors, which remove the tumor's defenses that evade and suppress the immune system;

2. immune activators, which train and activate a patient's own immune cells for a potent and durable anti-cancer response; and

3. tumor microenvironment ("TME") conditioning agents, which reduce local immune-suppression and attract immune cells to the cancer site.

We possess end-to-end capabilities in-house – from discovery through to manufacturing – that have enabled us to advance our discoveries at lower costs with efficiency and speed. These product development advantages allow us to manage a large portfolio of discoveries; and have given rise to clinical stage antibody candidates, pre-clinical programs, and partnerships (i.e., with BMS, Gilead Sciences, Inc. ("Gilead"), Incyte and Betta Pharmaceuticals Co., Ltd. ("Betta")).

In addition to our lead clinical programs with botensilimab and the botensilimab/balstilimab combination, we presented updated data from a Phase 1 clinical trial of AGEN2373 in combination with botensilimab in patients with advanced solid tumors was presented at the American Society of Clinical Oncology in June 2023. AGEN2373 is the first CD137 agonist antibody to show single agent responses with no major toxicity. Responses were reported in patients with prostate cancer, ampullary carcinoma and metastatic vulvar squamous cell carcinoma. No hepatic toxicities, grade ≥3 treatment-related adverse events, or dose-limiting toxicities were observed at doses up to 10 mg/kg.

With respect to our novel discovery pipeline, our most recently filed investigational new drug application ("IND") was for AGEN1571, an ILT2 antagonist designed to modulate tumor-associated macrophages, T, NK and NKT cells. At the 2022 American Association for Cancer Research Annual Meeting, we published data showing superior performance of AGEN1571 to its only other known direct clinical-stage competitor, with:

- ~10-fold higher binding affinity to all isoforms of ILT2, enabling superior binding to cells expressing low levels of ILT2;

- Complete blockade of ILT2-ligand interactions for more effective immune activation and anti-tumor therapeutic potential;

- Enhanced activation of T, NK, and NKT cells for improved tumor killing;

- Superior ability to switch myeloid cells to a pro-inflammatory state, which further boosts T and NK cell immunity; and

- Higher potency in boosting endogenous anti-tumor immunity to synergize with the patient's anti-tumor antibodies or targeted therapies.

We have initiated a Phase 1 clinical trial of AGEN1571 as monotherapy, and in combination with botensilimab +/- balstilimab, in solid tumors.

Partnered Programs

In May 2021, we entered into a License, Development and Commercialization Agreement with BMS (the "BMS License Agreement") pursuant to which we granted BMS an exclusive license to develop, manufacture and commercialize our proprietary TIGIT bispecific antibody program AGEN1777. Pursuant to the BMS License Agreement, we received a non-refundable upfront cash payment of $200.0 million and, as of December 31, 2023, are eligible to receive up to $1.32 billion in aggregate development, regulatory and commercial milestone payments plus royalties on worldwide net sales of products containing AGEN1777. In October 2021, we announced that the first patient was dosed in the AGEN1777 Phase 1 clinical trial, triggering the achievement of a $20.0 million milestone. Under the BMS License Agreement, we retain an option to access the licensed antibodies for use in clinical studies in combination with certain of our other pipeline assets subject to certain restrictions. Additionally, we have the option, but not the obligation, to co-fund a minority of the global development costs of products containing AGEN1777 or its derivatives, in exchange for increased tiered royalties on U.S. net sales of co-funded products ranging from the mid-teens to low twenties percent and ex-U.S. net sales of co-funded products ranging from the low double digits to mid-teens percent. Finally, we also have the option to co-promote AGEN1777 in the U.S. In December 2023, we announced that the Phase 1 dose escalation in solid tumors was complete and that the first patient was dosed in the Phase 2 dose expansion portion of the ongoing CA115-001 clinical trial of BMS-986442 (also known as AGEN1777), triggering a $25.0 million milestone payment from BMS.

In June 2020, we entered into a license and collaboration agreement (the "Betta License Agreement") with Betta, pursuant to which we granted Betta an exclusive license to develop, manufacture and commercialize balstilimab and zalifrelimab in the People's Republic of China, Hong Kong, Macau and Taiwan (collectively, "Greater China"). Under the terms of the Betta License Agreement, we received $15.0 million upfront and are eligible to receive up to $100.0 million in milestone payments plus royalties on any future sales in Greater China.

In December 2018, we entered into a series of agreements with Gilead to collaborate on the development and commercialization of up to five novel I-O therapies. Pursuant to the collaboration agreements, we received an upfront cash payment from Gilead of $120.0 million following the closing in January 2019. At closing, Gilead received worldwide exclusive rights to our bispecific antibody, AGEN1423, as well as a right of first negotiation for two undisclosed programs. Gilead also received the exclusive option to license exclusively AGEN1223, a bispecific antibody, and AGEN2373, a monospecific antibody. In November 2020, Gilead elected to return AGEN1423 to us and to voluntarily terminate the license agreement effective as of February 4, 2021. In the third quarter of 2021, we ceased development of AGEN1223 and in October 2021, the AGEN1223 option and license agreement was formally terminated. The AGEN2373 option and license agreement and the stock purchase agreement remain in full force and effect, and we are responsible for developing AGEN2373 up to the option decision point, at which time Gilead may acquire exclusive rights to the program on option exercise. We have the right to opt-in to share Gilead's development and commercialization costs in the United States in exchange for a profit (loss) share on a 50:50 basis and revised milestone payments. In March 2022, we received a $5.0 million clinical milestone under the AGEN2373 option agreement. Pursuant to the terms of the AGEN2373 option agreement, we remain eligible to receive a $50.0 million option exercise fee and, if exercised, up to an additional $520.0 million in aggregate milestone payments, as well as royalties on any future sales.

In January 2015, we entered into a collaboration with Incyte to discover, develop and commercialize novel immuno-therapeutics using our antibody platforms. The collaboration was initially focused on four immunotherapy programs targeting GITR, OX40, TIM-3 and LAG-3, and in November 2015, we expanded the alliance by adding three novel undisclosed immunotherapy targets. Pursuant to the terms of the original agreement, Incyte paid us $25.0 million in upfront cash. Targets under the collaboration were designated as either profit-share programs, where the parties shared all costs and profits equally, or royalty-bearing programs, where Incyte funded all costs, and we were eligible to receive milestones and royalties. Under the original collaboration agreement, programs targeting GITR, OX40 and two of the undisclosed targets were designated as profit-share programs, while the other targets were royalty-bearing programs. For each profit-share product, we were eligible to receive up to $20.0 million in future contingent development milestones. For each royalty-bearing product, we were eligible to receive (i) up to $155.0 million in future contingent development, regulatory, and commercialization milestones and (ii) tiered royalties on global net sales at rates generally ranging from 6%-12%. In February 2017, we and Incyte amended the terms of the original collaboration agreement to, among other things, convert the GITR and OX40 programs from profit-share to royalty-bearing programs with royalties on global net sales at a flat 15% rate for each. In addition, the profit-share programs relating to two undisclosed targets were removed from the collaboration, with one reverting to Incyte and one to Agenus (the latter being our Fc enhanced TIGIT program), each with royalties on global net sales at a flat 15% rate. The remaining three royalty-bearing programs in the collaboration targeting TIM-3, LAG-3 and one undisclosed target remain unchanged, and there are no more profit-share programs under the collaboration. Pursuant to the amended agreement, we received accelerated milestone payments of $20.0 million from Incyte related to the clinical development of INCAGN1876 (GITR agonist) and INCAGN1949 (OX40 agonist). Incyte terminated the OX40 program, effective October 2023, and has notified us of their intent to terminate both the GITR program and undisclosed program, effective May 2024. Upon termination, the rights to the OX40, GITR, and undisclosed programs revert back to us.

In April 2014, we entered into a collaboration and license agreement with Merck to discover and optimize fully-human antibodies against two undisclosed immunotherapy targets. In 2016, Merck selected a lead product candidate against ILT4, MK-4830, to advance into preclinical studies, and subsequently initiated a Phase 1 clinical trial in August 2018. In November 2020, Merck initiated a Phase 2 clinical trial with MK-4830, triggering a $10.0 million milestone payment to us. Under the terms of the agreement, Merck is responsible for all future product development expenses for MK-4830, and we are eligible to receive potential milestone payments plus royalties on any future sales. In 2024 Merck notified us that the further clinical development of MK-4830 will be limited to a neoadjuvant ovarian study of MK-4830 in combination with pembrolizumab and chemotherapy with or without bevacizumab that is ongoing.

On September 20, 2018, we, through our wholly-owned subsidiary, Agenus Royalty Fund, LLC, entered into a Royalty Purchase Agreement (the "XOMA Royalty Purchase Agreement") with XOMA (US) LLC ("XOMA US"). Pursuant to the terms of the XOMA Royalty Purchase Agreement, XOMA US paid us $15.0 million at closing in exchange for the right to receive 33% of the future royalties and 10% of the future milestones that we are entitled to receive from Incyte and Merck, net of certain of our obligations to a third party and excluding the milestone we received from Incyte in the fourth quarter of 2018. After taking into account our obligations under the XOMA Royalty Purchase Agreement, as of December 31, 2023, we remain eligible to receive up to $283.5 million in potential development, regulatory and commercial milestones from Incyte.

In December 2022, we terminated our collaboration agreement with Recepta Biopharma SA ("Recepta") for the development of balstilimab and zalifrelimab antibodies in certain South American countries and, as part of the termination, all related intellectual property rights were returned to Agenus.

SaponiQx & QS-21 STIMULON Adjuvant

QS-21 STIMULON is an adjuvant, which is a substance added to a vaccine or other immunotherapy that is intended to enhance an immune response to the target antigens. QS-21 is a natural product, a triterpene glycoside, or saponin, purified from the bark of the Chilean soapbark tree, Quillaja, and has the ability to stimulate an antibody-mediated immune response and has also been shown to activate cellular immunity. It has become a key component in the development of investigational preventive vaccine adjuvants across a wide variety of diseases. These studies have been carried out by academic institutions and pharmaceutical companies in the United States and internationally. A number of these studies have shown QS-21 to be significantly more effective in stimulating immune responses than aluminum hydroxide or aluminum phosphate, the adjuvants most commonly used in approved vaccines in the United States today.

In September 2021, we launched SaponiQx, our subsidiary building an integrated vaccine platform based on scalable and secure manufacturing of QS-21 STIMULON and other saponin-based adjuvants. In February 2024, SaponiQx and Ginkgo Bioworks, Inc. ("Ginkgo") announced a 5-year contract totaling up to $31.0 million from the Department of Defense's Defense Threat Reduction Agency ("DTRA") to discover and develop next-generation vaccine adjuvants. The need for vaccines offering long-lasting efficacy and efficient production was amplified in the COVID-19 pandemic. The durability offered by QS-21 STIMULON has been validated by Shingrix, with protection exceeding nine years, but the supply is limited due to reliance on a complicated and expensive extraction process from a Chilean soap bark tree. To this end, SaponiQx is working with Phyton Biotech and Ginkgo to optimize the plant cell culture process which we have developed for the purposes of scalable manufacturing cpcQS-21 and next-generation saponin-based adjuvants. In January 2019, we announced that the Bill & Melinda Gates Foundation awarded us a grant to develop the plant cell culture process for cpcQS-21 STIMULON. Our goal is to establish a platform for optimized and scalable vaccine adjuvant formulations to address pandemic threats and other disease settings. In 2023, SaponiQx announced a pivotal advancement in vaccine research and production with the availability of cGMP STIMULON cultured plant cell ("cpc") QS-21. STIMULON cpcQS-21 is a sustainable and cost-efficient alternative to conventionally extracted QS-21 from bark extract, used in high-performance vaccines such as SHINGRIX and AREXVY.

Partnered QS-21 STIMULON Programs

In 2006, we entered into a license agreement and a supply agreement with GSK for the use of QS-21 STIMULON (the "GSK License Agreement" and the "GSK Supply Agreement," respectively). In 2009, we entered into an Amended and Restated Manufacturing Technology Transfer and Supply Agreement (the "Amended GSK Supply Agreement") under which GSK has the right to manufacture all of its requirements of commercial grade QS-21 STIMULON. GSK is obligated to supply us, or our affiliates, licensees, or customers, certain quantities of commercial grade QS-21 STIMULON for a stated period of time. In March 2012, we entered into a First Right to Negotiate and Amendment Agreement amending the GSK License Agreement and the Amended GSK Supply Agreement to clarify and include additional rights for the use of QS-21 STIMULON (the "GSK First Right to Negotiate Agreement"). As consideration for entering into the GSK First Right to Negotiate Agreement, GSK paid us an upfront cash payment of $9.0 million, $2.5 million of which was creditable toward future royalty payments. We refer to the GSK License Agreement, the Amended GSK Supply Agreement and the GSK First Right to Negotiate Agreement collectively as the GSK Agreements. We are no longer entitled to any additional milestone payments under the GSK Agreements. Under the terms of the Agreement, we are generally entitled to receive a 2% royalty on net sales of prophylactic vaccines for a period of 10 years after the first commercial sale of a resulting GSK product, which was triggered with GSK's first commercial sale of Shingrix in 2017. Notably, we have already monetized and sold this entire royalty stream as discussed in more detail below. The GSK License and Amended GSK Supply Agreements may be terminated by either party upon a material breach if the breach is not cured within the time specified in the respective agreement. The termination or expiration of the GSK License Agreement does not relieve either party from any obligation which accrued prior to the termination or expiration. Among other provisions, the license rights granted to GSK survive expiration of the GSK License Agreement. The license rights and payment obligations of GSK under the Amended GSK Supply Agreement survive termination or expiration, except that GSK's license rights and future royalty obligations do not survive if we terminate due to GSK's material breach unless we elect otherwise. We do not incur clinical development costs for products partnered with GSK.

In September 2015, we monetized a portion of the royalties associated with the GSK License Agreement to an investor group led by Oberland Capital Management for up to $115.0 million in the form of a non-dilutive royalty transaction. Under the terms of a note purchase agreement with the investor group (the "Note Purchase Agreement"), we received $100.0 million at closing for which the investors had the right to receive 100% of our worldwide royalties under the GSK License Agreement on sales of GSK's Shingrix and malaria (RTS,S) prophylactic vaccine products that contain our QS-21 STIMULON adjuvant to pay down principle and interest. In November 2017, and pursuant to the Note Purchase Agreement, we received an additional $15.0 million in cash from the investors based on the approval of Shingrix by the FDA. Pursuant to the terms of this transaction, we retained the right to receive all royalties from GSK after all principal, interest and other obligations were satisfied under the Note Purchase Agreement. The Note Purchase Agreement also allowed us to buy back the loan and extinguish the notes early under pre-specified terms, which we did in January 2018.

In January 2018, we sold 100% of all royalties we were entitled to receive from GSK to Healthcare Royalty Partners III, L.P. and certain of its affiliates ("HCR") and used the proceeds to extinguish the debt under the Note Purchase Agreement. HCR paid approximately $190.0 million at closing for the royalty rights, of which approximately $161.9 was used to extinguish the prior notes, yielding us approximately $28.0 million in net proceeds. We were also entitled to receive up to $40.35 million in milestone payments from HCR based on sales of GSK's vaccines as follows: (i) $15.1 million upon reaching $2.0 billion last-twelve-months net sales any time prior to 2024 (the "First HCR Milestone") and (ii) $25.25 million upon reaching $2.75 billion last-twelve-months net sales any time prior to 2026 (the "Second HCR Milestone"). GSK's net sales of Shingrix for the twelve months ended December 31, 2019, exceeded $2.0 billion. As a result, we received the First HCR Milestone of $15.1 million in 2020 after GSK's net sales of Shingrix in

2019 exceeded $2.0 billion. GSK's net sales of Shingrix for the twelve months ended June 30, 2022, exceeded $2.75 billion. As a result, we received the Second HCR Milestone of $25.25 million in 2022.

Manufacturing

Antibody Manufacturing

In December 2015, we acquired an antibody manufacturing pilot plant in Berkeley, California from XOMA Corporation ("XOMA"), which we refer to as "Agenus West." A team of former XOMA employees with valuable chemistry, manufacturing and controls experience joined us and continue to operate the facility. Since the acquisition of Agenus West, we have made significant improvements in the plant, and added additional headcount increasing both scale and capacity. Agenus West is currently producing antibody drug substance for certain of our proprietary antibody programs (monospecific and bispecific). In some cases, we have been able to deliver clinical grade material from research cell banks in approximately six to nine months, which is significantly faster than the industry average of 12-18 months. Agenus West utilizes cutting-edge technology platforms, enabling us to be self-reliant and giving us the advantage of drug substance manufacturing speed, cost efficiency, operational flexibility and manufacturing technology transfer to commercial scale partners—all with desired product quality, and with the goal of benefiting patients. In November 2020, we entered into a long-term lease in Emeryville, CA for cGMP commercial manufacturing space. Construction of this end-to-end 83,000 square foot GMP clinical and commercial biologics manufacturing facility (from cell line development through Drug Product fill & finish, packaging and labeling) is complete and the facility is being commissioned for GMP manufacturing.

The quality control organization for all of our product candidates in Berkeley and Lexington, Massachusetts performs a series of release assays designed to ensure that our antibody drug substance meets all applicable specifications. Our quality assurance staff also reviews manufacturing and quality control records prior to batch release in an effort to assure conformance with cGMP as mandated by the FDA and foreign regulatory agencies. Our manufacturing staff is trained and routinely evaluated for conformance to rigorous manufacturing procedures and quality standards. This oversight is intended to ensure compliance with FDA and foreign regulations and to provide consistent drug substance output. Our quality control and quality assurance staff are similarly trained and evaluated as part of our effort to ensure consistency in the testing and release of the product, as well as consistency in materials, equipment and facilities.

QS-21 STIMULON

Except in the case of GSK, we have retained worldwide manufacturing rights for QS-21 STIMULON, and we have the right to subcontract manufacturing for QS-21 STIMULON.

Intellectual Property Portfolio

We seek to protect our technologies through a combination of patents, trade secrets and know-how, and we currently own, co-own or have exclusive rights to approximately 36 issued United States patents and approximately 140 issued foreign patents. We also own, co-own or have exclusive rights to approximately 26 pending United States patent applications and approximately 263 pending foreign patent applications. We may not have rights in all territories where we may pursue regulatory approval for our product candidates.

Through various acquisitions, we own, co-own, or have exclusive rights to a number of patents and patent applications directed to various methods and compositions, including methods for identifying therapeutic antibodies and product candidates arising out of such entities' technology platforms. In particular, we own patents and patent applications relating to our Retrocyte Display technology platform, a high throughput antibody expression platform for the identification of fully-human and humanized monoclonal antibodies. This patent family is projected to expire between 2029 and 2031.

In addition, as we advance our research and development efforts with our institutional and corporate collaborators, we are seeking patent protection for certain newly identified therapeutic antibodies and product candidates. We can provide no assurance that any of our patents, including the patents that we acquired or in-licensed, will have commercial value, or that any of our existing or future patent applications, including the patent applications that were acquired or in-licensed, will result in the issuance of valid and enforceable patents.

The patent rights for each of our clinical candidates, together with the year in which the basic product patent expires (not including any regulatory exclusivities such as the six-month pediatric extension and/or the granted patent term extension in the U.S. and Japan and Supplementary Patent Certificate in Europe), are those for the programs set forth in the table below. Unless otherwise indicated, the years set forth in the table below pertain to the basic product patent expiration for the respective products. Patent term extensions, supplementary protection certificates and pediatric exclusivity periods are not reflected in the expiration dates listed in the table below. In some instances, we may obtain later-expiring patents relating to our products directed to particular forms or compositions, to methods of manufacturing, or to use of the drug in the treatment of particular diseases or conditions. However, in some cases, such patents may not protect our drug from generic or, as applicable, biosimilar competition after the expiration of the basic patent.

Projected Patent Expiration Year on a Candidate by Candidate Basis

Candidate	U.S. Basic Product Patent Expiration Year (Projected)	E.U. Basic Product Patent Expiration Year (Projected)
Botensilimab[(1)]	2037	2037
Balstilimab[(2)]	2037	2036
Zalifrelimab[(3)]	2037	2036
AGEN2373[(4)]	2038	2038
AGEN1777 (BMS-986422)[(5)]	2042	2042
INCAGN2390[(6)]	2037	2037
INCAGN2385[(7)]	2037	2037
AGEN1571[(8)]	2043	2043

(1) Patents co-owned by Agenus and licensed from Ludwig Institute for Cancer Research.
(2) Patents co-owned by Agenus and licensed from Ludwig Institute for Cancer Research.
(3) Patents co-owned by Agenus and licensed from Ludwig Institute for Cancer Research.
(4) Patents owned by Agenus with option granted to Gilead.
(5) Patents owned by Agenus, licensed to BMS.
(6) Patents owned by Agenus and licensed to Incyte.
(7) Patents owned by Agenus and licensed to Incyte.
(8) Patents owned by Agenus.

Various patents and patent applications have been exclusively licensed to us by the following entity:

Ludwig Institute for Cancer Research

On December 5, 2014, our wholly-owned subsidiary, Agenus Switzerland Inc. (formerly known as 4-Antibody AG) (“4-AB”), entered into a license agreement with the Ludwig Institute for Cancer Research Ltd. (“Ludwig”), which replaced and superseded a prior agreement entered into between the parties in May 2011. Pursuant to the terms of the license agreement, Ludwig granted 4-AB an exclusive, worldwide license under certain intellectual property rights of Ludwig and Memorial Sloan Kettering Cancer Center arising from the prior agreement to further develop and commercialize GITR, OX40 and TIM-3 antibodies. On January 25, 2016, we and 4-AB entered into a second license agreement with Ludwig, on substantially similar terms, to develop CTLA-4 and PD-1 antibodies. Pursuant to the December 2014 license agreement, 4-AB made an upfront payment of $1.0 million to Ludwig. The December 2014 license agreement also obligates 4-AB to make potential milestone payments of up to $20.0 million for events prior to regulatory approval of licensed GITR, OX40 and TIM-3 products, and potential milestone payments in excess of $80.0 million if such licensed products are approved in multiple jurisdictions, in more than one indication, and certain sales milestones are achieved. Under the January 2016 license agreement, we are obligated to make potential milestone payments of up to $12.0 million for events prior to regulatory approval of CTLA-4 and PD-1 licensed products, and potential milestone payments of up to $32.0 million if certain sales milestones are achieved. Under each of these license agreements, we and/or 4-AB will also be obligated to pay low to mid-single digit royalties on all net sales of licensed products during the royalty period, and to pay Ludwig a percentage of any sublicensing income, ranging from a low to mid-double digit percentage depending on various factors. The license agreements may each be terminated as follows: (i) by either party if the other party commits a material, uncured breach; (ii) by either party if the other party initiates bankruptcy, liquidation or similar proceedings; or (iii) by 4-AB or us (as applicable) for convenience upon 90 days’ prior written notice. The license agreements also contain customary representations and warranties, mutual indemnification, confidentiality and arbitration provisions. Effective December 31, 2022, the license was assigned to Agenus.

Regulatory Compliance

Governmental authorities in the United States and other countries extensively regulate the pre-clinical and clinical testing, manufacturing, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution, among other things, of our investigational product candidates. In the United States, the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations, subject pharmaceutical products to rigorous review.

In order to obtain approval of a new product from the FDA, we must, among other requirements, submit proof of safety and efficacy as well as detailed information on the manufacture and composition of the product. In most cases, this proof entails extensive pre-clinical, clinical, and laboratory tests. Before approving a new drug or marketing application, the FDA may also conduct pre-

licensing inspections of the company, its contract research organizations and/or its clinical trial sites to ensure that clinical, safety, quality control, and other regulated activities are compliant with Good Clinical Practices ("GCP"), or Good Laboratory Practices ("GLP"), for specific non-clinical toxicology studies. The FDA may also require confirmatory trials, post-marketing testing, and extra surveillance to monitor the effects of approved products, or place conditions on any approvals that could restrict the commercial applications of these products. Once approved, the labeling, advertising, promotion, marketing, and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements.

In Phase 1 clinical trials, the sponsor tests the product in a small number of patients or healthy volunteers, primarily for safety at one or more doses. Phase 1 trials in cancer are often conducted with patients who have end-stage or metastatic cancer. In Phase 2, in addition to safety, the sponsor evaluates the efficacy of the product in a patient population somewhat larger than Phase 1 trials. Phase 3 trials typically involve additional testing for safety and clinical efficacy in an expanded population at geographically dispersed test sites. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time.

The sponsor must submit to the FDA the results of pre-clinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product, in the form of a new drug application ("NDA"), or in the case of biologics, a BLA. In a process that can take a year or more, the FDA reviews this application and, when and if it decides that adequate data are available to show that the new compound is both safe and effective for a particular indication and that other applicable requirements have been met, approves the drug or biologic for marketing.

Whether or not we have obtained FDA approval, we must generally obtain approval of a product by comparable regulatory authorities of international jurisdictions prior to the commencement of marketing the product in those jurisdictions. We are also subject to cGMP, GCP, and GLP compliance obligations and are subject to inspection by international regulatory authorities. International requirements may in some circumstances be more rigorous than U.S. requirements and may require additional investment in manufacturing process development, non-clinical studies, clinical studies, and record-keeping that are not required for U.S. regulatory compliance or approval. The time required to obtain this approval may be longer or shorter than that required for FDA approval and can also require significant resources in time, money and labor.

Under the laws of the United States, the countries of the European Union and other nations, we and the institutions where we sponsor research are subject to obligations to ensure the protection of personal information of human subjects participating in our clinical trials. We have instituted procedures that we believe will enable us to comply with these requirements and the contractual requirements of our data sources. The laws and regulations in this area are evolving, and further regulation, if adopted, could affect the timing and the cost of future clinical development activities.

We are also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential future federal, state, or local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals, biological materials, various radioactive compounds, and for some experiments we use recombinant DNA. We believe that our procedures comply with the standards prescribed by local, state, and federal regulations; however, the risk of injury or accidental contamination cannot be completely eliminated. We conduct our activities in compliance with the National Institutes of Health Guidelines for Recombinant DNA Research.

Additionally, the U.S. Foreign Corrupt Practices Act ("FCPA"), prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA includes interactions with certain healthcare professionals in many countries. Other countries have enacted similar anti-corruption laws and/or regulations.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products for the treatment of cancer.

Many competitors have substantially greater financial, manufacturing, marketing, sales, distribution, and technical resources, and more experience in research and development, clinical trials, and regulatory matters, than we do. Competing companies developing or acquiring rights to more efficacious therapeutic products for the same diseases we are targeting, or which offer significantly lower costs of treatment, could render our products noncompetitive or obsolete. See Part I-Item 1A. "Risk Factors-Risks Related to the Commercialization of Our Product Candidates-Our competitors may have superior products, manufacturing capability, selling and marketing expertise and/or financial and other resources."

Academic institutions, governmental agencies, and other public and private research institutions conduct significant amounts of research in biotechnology, medicinal chemistry and pharmacology. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results. They also compete with us in recruiting and retaining skilled scientific talent.

The I-O drug landscape is crowded with several competitors developing assets against a number of targets. Our development plans are spread out across various indications and lines of therapy, either alone or in combination with other assets. Our competitors range from small cap to large cap companies, with assets in pre-clinical or clinical stages of development. Therefore, the landscape is dynamic and constantly evolving. We and our partners have I-O antibody programs, currently in clinical stage development targeting various pathways (as mono- or multi-specifics) including PD-1, CTLA-4, TIM-3, LAG-3, CD73, TGFβ, CD137, ILT2, and TIGIT. We are aware of many companies that have antibody-based products on the market or in clinical development that are directed to the same biological targets as these programs, including, without limitation, the following: (1) BMS markets ipilimumab, an anti-CTLA-4 antibody, nivolumab, an anti-PD-1 antibody, and relatlimab, an anti-LAG-3 antibody, and is currently developing agents targeting TIGIT and TGFβ. BMS also has a next generation anti-CTLA-4 antibody in the clinic, which may be competitive to our next generation anti-CTLA-4 program, (2) Merck has an approved anti-PD-1 antibody, and has an anti-CTLA-4, anti-TIGIT and LAG-3 antagonists recruiting in clinical trials, (3) Regeneron has an approved anti-PD-1 antibody and an antibody targeting LAG-3 in the clinic, (4) Roche/Genentech has an approved anti-PD-L1 antibody, a late-stage anti-TIGIT antibody, an anti-TGFβ antibody as well as bispecific antibodies targeting CD137, and LAG-3 in clinical development, (5) AstraZeneca has an approved anti PD-L1 antibody, an approved anti-CTLA-4 antibody, and has monoclonal antibodies targeting CD73, as well as bispecifics targeting CTLA-4, TIGIT, TIM-3 in clinical development (6) Merck KGaA has an approved anti-PD-L1 antibody as well as an anti-TIGIT antibody in clinic (7) GSK has an approved anti PD-1 antibody as well as antibodies targeting TIM-3 and TIGIT in the clinic (8) Coherus Biosciences has an approved anti-PD-1 antibody (9) Incyte has an approved anti-PD-1 antibody. Besides these PD-1 and PD-L1 antibodies that were approved in the U.S., we are also aware of competitors with approved PD-1 and PD-L1 agents in ex-U.S. geographies such as China. These include Innovent Biologics, Shanghai Junshi Biosciences (Coherus BioSciences has rights to co-develop in U.S. and Canada), Shanghai HengRui Pharmaceuticals, Beigene (Novartis has ex-China rights), CStone Pharmaceuticals, Gloria Biosciences (Arcus Bioscience has rights in North America, Europe, Japan and certain other territories), Alphamab Oncology/3D Medicines and Akeso Bio.

We are also aware of other competitors with clinical-stage PD-1/PD-L1 agents including but not limited to AbbVie, Amgen, Arcus Biosciences, Biocad Ltd., Boehringer Ingelheim, Checkpoint Therapeutics, CSPC ZhongQi Pharmaceutical Technology, Genor Biopharma/ Apollomics, ImmuneOncia Therapeutics Inc., Janssen Pharmaceuticals, Lee's Pharmaceuticals, Transcenta Holdings (previously Mabspace Biosciences), Maxinovel Pharmaceuticals, Novartis, 3D Medicines, Qilu Pharmaceutical Co Ltd, Shanghai Henlius Biotech Co Ltd, Sinocelltech, Shandong New Time Pharmaceutical Co Ltd, and Lepu Biopharma (previously Taizhou Houdeaoke Technology). In addition, we are also aware of anti-PD-(L)1 monospecific agents that are preclinical in stage. We are also aware of competitors developing bispecifics targeting PD-1 or PD-L1.

We are aware of companies developing "next-generation" anti-CTLA-4 approaches, which may be competitive to our next-generation anti-CTLA-4 program (AGEN1181). For example, BMS has a next-generation CTLA-4 program in the clinic, a peptide masked version of the non-fucosylated anti CTLA-4 antibody; the peptide masked version is designed to localize activity to the tumor and minimize systemic toxicity associated with parent drug. We are also aware of other next-generation monospecifics targeting CTLA-4 in the clinic, including those from Harbour BioMed, OncoC4/BioNTech, Adagene, BioAtla and Xilio Therapeutics. We are also aware of companies advancing clinical stage, CTLA-4 targeting multispecifics as a next-generation approach, including, but not limited to, Macrogenics, Xencor, AstraZeneca, Akeso Biopharma and Alphamab. We are also aware of next-generation assets targeting CTLA-4 preclinically.

We are also aware of competitors with clinical stage drug candidates against CTLA-4, LAG-3, TIM-3, CD73, TGFβ, and CD137, in addition to those named earlier in this section. Additionally, AGEN1777/BMS-986442, our TIGIT bispecific program licensed to BMS is now in clinical development; we are aware of clinical stage anti-TIGIT antibodies, including bispecifics, that could compete with this program. As outlined above, some of these include, but are not limited to AbbVie, Arcus Biosciences, Alligator Biosciences, Beigene, Compass Therapeutics, Compugen, Corvus Pharmaceuticals, CStone Pharmaceuticals, GSK, Innovent Biologics, Inhibrx, iTeos Therapeutics, Lyvgen Biopharma, MedPacto, Merck KGaA, Mereo Biopharma, Novartis, Pfizer, Servier, Scholar Rock, and Sanofi. There is no guarantee that our antibody product candidates will be able to successfully compete with our competitors' antibody products and product candidates.

Additionally, AGEN1571, our ILT2 antibody is now in clinical development. We are aware of other clinical stage anti-ILT2, and anti-HLA-G antibodies that could compete with this program. These include, but are not limited to, Biond Biologics/Sanofi, BMS, Merck, Immune-Onc Therapeutics and Gilead/Tizona Therapeutics. Additionally, some competitors are also developing ILT2 bispecifics; for example, NGM Biopharmaceuticals has a clinical stage bispecific co-targeting ILT2 and ILT4. We are also aware of competitor programs, in monospecific and bispecific formats, that are in preclinical development against this target. There is no guarantee that our antibody product candidates will be able to successfully compete with our competitors' antibody products and product candidates.

In addition, and prior to regulatory approval, if ever, our other product candidates may compete for access to patients with other products in clinical development, with products approved for use in the indications we are studying, or with off-label use of products in the indications we are studying. We anticipate that we will face increased competition in the future as new companies enter markets

11

we seek to address and scientific developments surrounding immunotherapy and other traditional cancer therapies continue to accelerate.

SaponiQx is developing QS-21 STIMULON. Several other vaccine adjuvants are in development or in use and could compete with QS-21 STIMULON for inclusion in vaccines. These adjuvants may include but are not limited to: (1) oligonucleotides, under development by Dynavax, (2) MF59, under development by Novartis, (3) IC31, under development by Intercell (now part of Valneva), (4) MPL, under development by GSK, (5) Matrix-MTM, under development by Novavax, (6) AS03 and additional AS portfolio members, under development by GSK, and (7) TQL 1055, under development by Adjuvance Technologies. In the past, we have provided QS-21 STIMULON to other entities under materials transfer arrangements. There is a risk that material provided pursuant to a MTA is used without our permission to develop synthetic formulations and/or derivatives of QS-21. In addition, other companies and academic institutions are developing saponin adjuvants, including derivatives and synthetic formulations. These sources may be competitive to our ability to execute future partnering and licensing arrangements involving QS-21 STIMULON. We are also aware of other manufacturers of QS-21. The existence of products developed by these and other competitors, or other products of which we are not aware, or which other companies may develop in the future, may adversely affect the marketability of products developed or sold using QS-21 STIMULON.

Even if we obtain regulatory approval to market our product candidates, the availability and price of our competitors' products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances.

Human Capital Resources and Employees

As of March 1, 2024, we had 389 employees, of whom 92 were PhDs and 21 were MDs. None of our employees are subject to a collective bargaining agreement. We believe that we have good relations with our employees.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. We provide compensation and benefit programs to attract and retain employees. In addition to salaries, these programs include potential annual discretionary bonuses, various stock awards under our equity incentive plans, a 401(k) Plan, healthcare and insurance benefits, flexible spending accounts, paid time off, family leave, and flexible work schedules, among others.

Corporate History

Antigenics L.L.C. was formed as a Delaware limited liability company in 1994 and was converted to Antigenics Inc., a Delaware corporation, in February 2000 in conjunction with our initial public offering of common stock. On January 6, 2011, we changed our name from Antigenics Inc. to Agenus Inc.

Availability of Periodic SEC Reports

Our Internet website address is *www.agenusbio.com*. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (the "SEC"). In addition, we regularly use our website to post information regarding our business, product development programs and governance, and we encourage investors to use our website, particularly the sections entitled "Publications", "Investors" and "Media," as sources of information about us.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

The contents of the websites referred to above are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

Item 1A. Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties. The following is a summary of the principal risk factors described in this section:

Risks Related to our Financial Position and Need for Additional Capital

- We have historically incurred net losses and anticipate that we will continue to incur net losses in the future.
- If we fail to obtain additional financing, we will not be able to complete development and commercialization of our product candidates.
- Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.
- Adverse developments affecting the financial services industry could adversely affect our current and projected business operations and its financial condition and results of operations.
- Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements.

Risks Related to the Development of Our Product Candidates

- Our business is highly dependent on the success of botensilimab and our combination therapy programs.
- Preliminary or interim data that we report on our clinical trials could change materially by the time the data is finalized.
- Our clinical trials or those of our current and future collaborators may reveal significant adverse events or lack of sufficient efficacy or durability of response.
- If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
- We have limited resources, and the number of product candidates that we are attempting to simultaneously advance creates a significant strain on these resources and could prevent us from successfully advancing any candidates.

Risks Related to the Commercialization of Our Product Candidates

- We may not be able to commercialize, or may be delayed in commercializing, our product candidates.
- Our product candidates are new molecular entities that could face challenges in obtaining regulatory approval. As a result, our ability to develop product candidates and obtain regulatory approval may be significantly impacted.
- Our product candidates may cause undesirable side effects.
- Our competitors may have superior products, manufacturing capability, expertise and/or resources.
- Even if our product candidates receive marketing approval, such products may not achieve market acceptance or coverage, or may become subject to unfavorable pricing regulations or third-party reimbursement practices.
- The market opportunities for our product candidates may be small, and our estimates of the prevalence of our target patient populations may be inaccurate.
- We have no prior experience as a company in marketing, selling and distributing products or performing commercial compliance.

Risks Related to Manufacturing and Supply

- Manufacturing challenges could result in having insufficient quantities of our drug candidates or drugs or such quantities at an acceptable cost.
- We own and operate our own clinical scale manufacturing infrastructure, which is costly and time-consuming.
- We have built and are in the process of qualifying our own commercial scale manufacturing facility, which is costly and time-consuming and will require regulatory approvals before the facility can begin manufacturing.

Risks Related to Our Reliance on Third Parties

- We are dependent upon third parties to further develop and commercialize certain of our antibody programs.
- Failure to enter into and/or maintain clinical trial, licensing, distribution and/or collaboration agreements may adversely affect our business.
- If third parties do not carry out their contractual duties, we may not be able to obtain regulatory approval of or commercialize any potential product candidates.

Risks Related to Government Regulation

- The regulatory approval process for our product candidates is uncertain and will be lengthy, and may evolve even after we have engaged with relevant regulatory authorities and selected a regulatory pathway.
- We may fail to obtain regulatory approval of our product candidates.
- Our business operations and relationships with third parties are subject to extensive healthcare laws and regulations.
- If we receive regulatory approval of any product candidates or therapies, we will be subject to ongoing regulatory obligations and continued regulatory review.
- Healthcare reform initiatives may have an adverse effect on our business.

- Laws and regulations governing any international operations may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.
- Risks associated with doing business internationally could negatively affect our business.
- Our ability to use net operating losses and tax credits to offset future income may be subject to limitations.

Risks Related to Our Intellectual Property

- We may be unable to obtain and enforce patent protection for our product candidates and related technology.
- If we fail to comply with our intellectual property licenses, we could lose important license rights.
- We may not be able to protect our intellectual property rights throughout the world.
- Changes in U.S. patent law could diminish the value of patents.
- We may be unable to protect the confidentiality of our proprietary information.
- Our employees, consultants or independent contractors could wrongfully use or disclose confidential information.
- We may infringe the patents and other proprietary rights of third parties.
- We may become involved in lawsuits to protect or enforce our patents.

Risks Related to Business Operations, Employee Matters and Managing Growth

- We may encounter difficulties in managing our recent growth.
- Legal claims against us may create distraction for our management team, adversely impact our ability to develop and gain approval for our products and/or result in substantial damages.
- Information technology security breaches could result in a material disruption in our business and subject us to sanctions and penalties.
- Our subsidiaries MiNK Therapeutics may be unsuccessful at advancing its cell therapy business, and SaponiQx, Inc. may be unsuccessful in advancing its vaccine adjuvant business. Our subsidiary, Atlant Clinical, may be unsuccessful in maintaining and growing its clinical research organization ("CRO") businesses.

Risks Related to Our Common Stock

- Our stock may be delisted from The Nasdaq Capital Market, which could affect its market price and liquidity.
- Our stock's trading volume and public trading price has been volatile.
- We do not intend to pay cash dividends on our common stock.
- Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control.

Our future operating results could differ materially from the results described in this Annual Report on Form 10-K due to the risks and uncertainties described herein. You should consider carefully all information about risks in evaluating our business. If any of the described risks actually occur, our business, financial conditions, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock would likely decline.

We cannot assure investors that our assumptions and expectations will prove to be correct. Important factors could cause our actual results to differ materially from those indicated or implied by forward-looking statements. See "Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K. Factors that could cause or contribute to such differences include those factors discussed below.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

Investment in I-O product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Our net losses for the years ended December 31, 2023, 2022, and 2021, were $257.4 million, $230.7 million and $28.7 million, respectively. We expect to incur significant losses for the foreseeable future as we continue our research and development efforts, seek regulatory approvals, and begin commercial readiness efforts for our product candidates. We anticipate that our expenses will increase substantially if, and as, we:

- conduct clinical trials for our pipeline of product candidates;

- further develop our antibody programs and platforms, MiNK's cell therapy programs, and our saponin-based vaccine adjuvants (through SaponiQx);

- continue to discover and develop additional product candidates;

- maintain, expand and protect our intellectual property portfolio;

- hire additional clinical, scientific, manufacturing, commercial and related personnel;

- expand in-house clinical and commercial manufacturing capabilities;

- establish a commercial manufacturing source and secure supply chain capacity sufficient to provide commercial quantities of any product candidates for which we may obtain regulatory approval;

- acquire or in-license other product candidates and technologies;

- seek regulatory approvals for any product candidates that successfully complete clinical trials;

- establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval; and

- add operational, regulatory, financial and management information systems and personnel, including personnel to support our product development and planned commercialization efforts.

To become profitable, we or any current or potential future licensees and collaboration partners must develop, gain approval and eventually commercialize products with significant market potential at an adequate profit margin after cost of goods sold and other expenses. This will require us to be successful in a range of challenging activities, including completing clinical trials, obtaining marketing approval for product candidates, obtaining adequate reimbursement for product candidates, manufacturing, marketing and selling products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause our stockholders to lose all or part of their investment.

Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development costs and other expenditures to develop and market additional product candidates in our pipeline. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital.

Furthermore, our ability to generate cash from operations is dependent in part on the success of our licensees and collaboration partners, as well as the likelihood and timing of new strategic licensing and partnering relationships and/or successful development, approval and commercialization of product candidates, including through our antibody programs and platforms, MiNK's adoptive cell therapy programs, and our saponin-based vaccine adjuvants (through SaponiQx).

We will require additional capital to fund our operations, and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to conduct further research and development and preclinical or nonclinical testing and studies and clinical trials of our current and future programs, to build a supply chain, to seek regulatory approvals for our product candidates and to launch and commercialize any products for which we receive regulatory approval, including building our own commercial organization. To date, we have financed our operations primarily through the sale of equity, assets, notes, corporate partnerships and interest income. In order to finance future operations, we will be required to raise additional funds in the capital markets, through arrangements with collaboration partners or from other sources.

As of December 31, 2023, we had $76.1 million of cash, cash equivalents and short-term investments. Based on our current plans and projections, we believe that our cash resources as of December 31, 2023, plus the milestone payment received in the first quarter of 2024, as well as additional funding we may receive from multiple sources, including out-licensing and/or partnering opportunities and the sale of non-strategic assets, and the repayment of our subordinated notes, will be sufficient to satisfy our liquidity requirements through the end of the year and into 2025. However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect, and we will in any event require additional capital in order to complete clinical development of our current programs. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

- the initiation, progress, timing, costs and results of preclinical or nonclinical testing and studies and clinical trials for our product candidates;

- the clinical development plans we establish for our product candidates;

- the number and characteristics of future product candidates that we develop or may in-license;

- our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such arrangements;

- the timing, receipt and amount of sales of, or royalties on, our future products and those of our partners, if any;

- the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities;

- the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

- the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;

- the effect of competing technological and market developments;

- the costs of establishing and maintaining a clinical and commercial supply chain for the development and manufacture of our product candidates;

- the cost and timing of establishing, expanding and scaling commercial manufacturing capabilities; and

- the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We do not have any committed external source of funds or other support for our development efforts and we cannot be certain that additional funding will be available on acceptable terms, or at all. Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements, other marketing or distribution arrangements and sale of non-strategic assets. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates or one or more of our other research and development initiatives as we did in August 2023 when we streamlined our operations to focus on our lead program. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline and we may become insolvent.

From time to time we have issued, and in the future may issue, projections regarding our future cash position. Such projections include the expectation that we will be able to raise additional funds from the aforementioned sources and our ability to do so is subject to the risks described herein.

General economic conditions in the United States and abroad, including the impacts of public health crises, such as the COVID-19 pandemic, the policies of the Biden Administration or otherwise, and geopolitical disputes and wars such the invasion of Ukraine by Russia or conflicts in the Middle East, may have a material adverse effect on the financial markets and our liquidity and financial condition, particularly if our ability to raise additional funds is impaired.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships, alliances and licensing arrangements and the sale of non-strategic assets. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders' ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect their rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms unfavorable to us. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or technologies that we otherwise would seek to develop or commercialize ourselves.

The nature and length of our operating history may make it difficult to evaluate our technology and product development capabilities and predict our future performance.

We have no products approved for commercial sale and have not generated any revenue from product sales. Our ability to generate product revenue or profits will depend on the successful development, regulatory approval and eventual commercialization of our product candidates, which may never occur. We may never be able to develop or commercialize a marketable product.

All of our programs require additional pre-clinical or clinical research and development, clinical and commercial manufacturing supply, capacity and/or expertise, building of a commercial organization, substantial investment and/or significant marketing efforts before we generate any revenue from potential product sales. Other programs of ours require additional discovery research and then preclinical development. In addition, our product candidates must be approved for marketing by the FDA or certain other health regulatory agencies, including the EMA, before we may commercialize any product.

Our operating history, particularly in light of the rapidly evolving and competitive I-O field, may make it difficult to evaluate our technology and industry and predict our future performance. We will encounter risks and difficulties frequently experienced by clinical stage companies in rapidly evolving fields. If we do not address these risks successfully, our business will suffer. Similarly, we expect that our financial condition and operating results will fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. As a result, our stockholders should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.

In addition, as a clinical stage company, we have encountered unforeseen expenses, difficulties, complications, delays and other known and unknown circumstances. As we advance our product candidates, we will need to transition from a company with a research and clinical focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

Global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including increased inflation, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, and the volatility of such market and economic conditions have increased as a result of the COVID-19 pandemic and the Russian invasion of Ukraine. The scope, duration and long-term impact of the COVID-19 pandemic and the Russian invasion are unknown at this time, so there can be no assurance how significant any deterioration in credit and financial markets and confidence in economic conditions will be and how long it may continue. Our general business strategy may be adversely affected by any such economic downturn, volatile geopolitical and business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans for some or all of our pipeline candidates. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

As of December 31, 2023, we had cash, cash equivalents and short-term investments of $76.1 million. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents and investments since December 31, 2023, no assurance can be given that deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or our ability to meet our financing objectives. Furthermore, our stock price may decline due in part to the volatility of the stock market and any general economic downturn.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements, and it is possible that such report on our financial statements may include such an explanation again in the future.

We believe we have sufficient capital, including funding anticipated from corporate events, to fund our operations through the end of the year and into 2025. Going forward, if we are unable to obtain sufficient funding to support our operations, we could be forced to delay, reduce or eliminate all of our research and development programs, product portfolio expansion or commercialization efforts, our financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. In the future, reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, if at all.

Our obligations to the holders of our promissory notes and certain finance leases could materially and adversely affect our liquidity and operations.

In February 2015, we issued subordinated promissory notes in the aggregate principal amount of $14.0 million, of which $13.0 million remains outstanding, with annual interest of 8% (the "2015 Subordinated Notes"). The 2015 Subordinated Notes have been amended to extend the maturity date to February 2025. The 2015 Subordinated Notes include default provisions that allow for the acceleration of the principal payment of the 2015 Subordinated Notes in the event we become involved in certain bankruptcy proceedings, become insolvent, fail to make a payment of principal or (after a grace period) interest on the 2015 Subordinated Notes, default on other indebtedness with an aggregate principal balance of $13.0 million or more if such default has the effect of accelerating the maturity of such indebtedness, or become subject to a legal judgment or similar order for the payment of money in an amount greater than $13.0 million if such amount will not be covered by third-party insurance. If we default on the 2015 Subordinated Notes and the repayment of such indebtedness is accelerated, our liquidity could be materially and adversely affected.

In 2021, we entered into a finance lease arrangement for the purchase of equipment installed in our Emeryville, CA facility. Under the terms of this agreement failure to maintain a minimum cash balance is an event of default as defined in the agreement. If the default is not cured or waived by the lessor, the lessor may take possession of the equipment which will significantly impact our manufacturing process.

If we do not have sufficient cash on hand to service or repay our 2015 Subordinated Notes, or to maintain our required minimum cash balance, we may be required to raise additional capital which entails the risks described herein.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and its financial condition and results of operations.

We regularly maintain cash balances at third-party financial institutions, such as Silicon Valley Bank ("SVB"), in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. In March 2023, SVB was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. If another depository institution is subject to other adverse conditions in the financial or credit markets, it could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance. In addition, if any parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

Risks Related to the Development of Our Product Candidates

Our business is highly dependent on the success of our clinical stage programs, including botensilimab and related combination therapy programs, which still require significant additional clinical development.

Our business and future success depends in large part on our ability to obtain regulatory approval of, and then successfully launch and commercialize, our product candidates. Our timelines are aggressive and subject to various factors outside of our control, including regulatory review and approval. Although we have engaged with the FDA on our regulatory programs and protocols, there is no guarantee that our BLA submissions, if any, will be approved, or that we will be able to successfully commercialize these assets. If the botensilimab programs (including combination therapies with botensilimab) encounter safety, efficacy, supply or manufacturing problems, developmental delays, regulatory or commercialization issues or other problems, our development plans and business may be significantly harmed.

Even though we have observed positive results to date, they may not necessarily be predictive of the final results of the trials or future clinical trials or otherwise be sufficient to support an approval. Many companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results, and we cannot be certain that we will not face similar setbacks.

All of our other product candidates are in earlier stages of development and will require additional nonclinical and/or clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing and commercial efforts before we can generate any revenue from product sales.

While we intend to submit our first botensilimab/balstilimab BLA in refractory MSS CRC in 2024 subject to feedback from the FDA. The FDA may disagree that our data and development program are sufficient to support BLA filing or approval. For example, prior to the availability of the Phase 2 data FDA noted that data from our development program do not appear to conclusively favor one dosage of botensilimab over the other. We believe that our Phase 2 data will inform dose selection and we intend to discuss those data with the FDA in an upcoming meeting to determine whether it may be appropriate to pursue BLA approval of both doses. The FDA may disagree with our assessment and recommend that additional clinical studies be undertaken in support of dose selection. Furthermore, because botensilimab and balstilimab are both novel agents, and are being used in combination, any BLA submission for the combination will require significant information on each agent as well as the combination.

The successful development of immune modulating antibodies, including botensilimab, alone and in combination with other therapeutic candidates, is highly uncertain.

Successful development of immune modulating antibodies, such as botensilimab, is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Immune modulating antibodies that appear promising in the early phases of development may fail to reach, or remain in, the market for several reasons, including:

- clinical trial results may show our candidates to be less effective than expected (e.g., a clinical trial could fail to meet its primary endpoint(s)) or to have unacceptable side effects, toxicities or other negative consequences;

- failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical trials, patients dropping out of trials, length of time to achieve trial endpoints, additional time requirements for data analysis, or BLA preparation, discussions with the FDA, an FDA request for a diagnostic or additional nonclinical or clinical data that may be deemed necessary to meet evolving regulatory standards and pathways, or unexpected safety or manufacturing issues;

- clinical and commercial manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make the candidates uneconomical;

- proprietary rights of others and their competing products and technologies that may prevent our candidates from being commercialized or profitable;

- failure to initiate or successfully complete confirmation trials for candidates that receive accelerated approval; and

- the length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority may be difficult to predict for immune modulating antibodies, including for CTLA-4 antibody and related combination therapies.

Even if we are successful in obtaining marketing approval, commercial success of any approved products will also depend in large part on the availability of insurance coverage and adequate reimbursement from third-party payors, including government payors, such as the Medicare and Medicaid programs, and private health insurers, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors may limit coverage to a population smaller than that implied in the label granted by regulatory authorities, and could require us to conduct additional studies, including post-marketing studies related to the cost-effectiveness or comparative benefit of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors were not to provide adequate insurance coverage and reimbursement levels for any one of our products once approved, market acceptance and commercial success would be reduced.

In addition, if any of our products are approved for marketing, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration and will need to continue to comply (or ensure that our third-party providers comply) with cGMPs and good clinical practices ("GCPs"), for any clinical trials that we conduct post-approval. In addition, there is always the risk that we or a regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly and any failure to comply or other issues with our product candidates' post-approval could have a material adverse effect on our business, financial condition and results of operations.

Interim top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim top-line or preliminary data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available and mature over time. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Multiple times last year we reported positive interim data from our lead trials of botensilimab (AGEN1181). For example, at the January 2023 ASCO GI Symposium, and in October 2023 at the ESMO Corporate Event, we reported new clinical responses from a Phase 1/2 trial of botensilimab (as a monotherapy and combination with balstilimab). Each of these results may not be indicative of the final results from the relevant study, and the final results may not support a marketing approval for any of these candidates. There is no guarantee that botensilimab, balstilimab, zalifrelimab, or AGEN2373 (or any of our other earlier stage or partnered programs) will receive marketing approval in any jurisdiction, and failure to achieve marketing approval for any of these programs as a monotherapy or combination could have a material adverse impact on our business. Any adverse differences between preliminary or interim data and final data could significantly harm our business and partnership prospects.

Preclinical development is uncertain. Some of our antibody programs are in early stage development that may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, and which would have an adverse effect on our business.

Several of our proprietary antibody programs are currently in early stage development, and many of our antibody programs are pre-clinical. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

Our clinical trials or those of our current and future collaborators may reveal significant adverse events not seen in our preclinical or nonclinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through potentially lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Failure can occur at any time during the clinical trial process.

Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, the FDA or other applicable regulatory authorities, or an institutional review board may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of any approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

We intend to develop our existing antibody candidates, and may develop future product candidates, alone and in combination with one or more additional cancer therapies. The uncertainty resulting from the use of our product candidates in combination with other cancer therapies may make it difficult to accurately predict side effects in future clinical trials.

The development of product candidates for use in combination with another product or product candidate may present challenges that are not faced for single agent product candidates. For example, we are currently developing botensilimab and balstilimab in combination for the treatment of certain cancers. The FDA or comparable foreign regulatory authorities may require us to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. Additionally, developments related to one product or product candidate may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include, among other things, changes to the other product's safety or efficacy profile, changes to the availability of the product, and quality, manufacturing and supply issues. Any of these developments could materially harm our business, financial condition and prospects.

Positive results from preclinical and clinical studies of our product candidates are not necessarily predictive of the results of later preclinical studies and any future clinical trials of our product candidates. If we cannot replicate the positive results from our earlier studies of our product candidates in our later studies and future clinical trials, we may be unable to successfully develop, obtain regulatory for and commercialize our product candidates.

Any positive results from our preclinical studies of our product candidates may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or any future clinical trials of our product candidates according to our current development timeline, the positive results from such preclinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies or clinical trial results. Moreover, positive results observed in interim data may not necessarily be predictive of the results from final, more mature data.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.

If we encounter difficulties enrolling patients in our clinical trials or if our clinical trial sites encounter staffing shortages that impact their operations, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment and in and timely completion of our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability, or the ability of our CROs to enroll a sufficient number of patients who remain in the study until its conclusion and the sites being able to operate as needed to adhere to the clinical requirements as set forth in the protocol. The enrollment of patients depends on many factors, including:

- the severity of the disease under investigation;

- the patient eligibility and exclusion criteria defined in the protocol;

- the size of the patient population required for analysis of the trial's primary endpoints;

- the proximity of patients to trial sites;

- the design of the trial;

- our ability, and that of our CROs, to recruit clinical trial investigators with the appropriate competencies and experience;

- clinicians' and patients' perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be in clinical development or approved for the indications we are investigating;

- the efforts to facilitate timely enrollment in clinical trials;

- the patient referral practices of physicians;

- the ability of our CROs and our ability to oversee and/or the monitoring of patients adequately during and after treatment;

- the ability of our CROs and our ability to oversee and/or to obtain and maintain patient consents; and

- the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for our targeted therapeutic areas, potential patients and their doctors may be inclined to use conventional or newly launched competitive therapies, rather than enroll patients in any future clinical trial.

Staffing shortages at clinical trial sites and delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

The number of product candidates that we are attempting to simultaneously advance creates a significant strain on our resources and may prevent us from successfully advancing any product candidates. If, due to our limited resources and access to capital, we prioritize development of certain product candidates, such decisions may prove to be wrong and may adversely affect our business.

We or our affiliates are currently advancing multiple immune modulating antibodies, adoptive cell therapies (MiNK subsidiary) and vaccine adjuvants (SaponiQx subsidiary). Simultaneously advancing so many product candidates may create a significant strain on our limited human and financial resources. As a result, we may not be able to provide sufficient resources to any single product candidate to permit the successful development, approval and commercialization of such product candidate, causing material harm to our business.

If, as we announced in August 2023 due to our limited resources and access to capital, we prioritize development of certain product candidates such as botensilimab/balstilimab in refractory MSS CRC that ultimately proves to be unsuccessful, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Risks Related to the Commercialization of Our Product Candidates

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Before we can commercialize any of our product candidates, we must obtain marketing approval. Except for Prophage in Russia, we have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction and it is possible that none of our product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. Although we successfully filed and had accepted the BLA for balstilimab in 2021, it was subsequently withdrawn, and we, as a company, have limited experience in filing and supporting the applications necessary to gain regulatory approvals and rely in part on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved as well as evolving regulatory standards for products like ours. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted IND, Premarket Approval, BLA or equivalent application types, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Our product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

- the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

- we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication or a related companion diagnostic is suitable to identify appropriate patient populations;

- the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

- we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

- the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- The FDA or comparable foreign regulatory authorities may disagree with our selected dosing regimen or regimens or determine that additional data are needed to support dose selection;

- the regulatory pathway being pursued is eliminated due to the unexpected or early full approval of a competing agent, as occurred with balstilimab;

- the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

- the FDA or comparable foreign regulatory authorities may fail to approve our manufacturing processes or facilities or those of our third-party manufacturers with which we contract for clinical and commercial supplies; and

- the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial outcomes may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects. To the extent that we seek regulatory approval of two novel candidates at the same time on an accelerated basis, the risks and challenges associated with the regulatory review and approval process may be even more significant.

Our product candidates are new molecular entities that could face challenges in obtaining regulatory approval. As a result, our ability to develop product candidates and obtain regulatory approval may be significantly impacted.

The general approach for FDA approval of a new biologic or drug is for sponsors to seek licensure or approval based on dispositive data from adequate and well-controlled, Phase 2 or 3 clinical trials of the relevant product candidate in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients dosed in well-controlled trials that have significant costs and may take years to complete. We may seek to utilize, among other strategies, FDA's accelerated approval program for our product candidates given the limited alternatives for treatments for certain rare diseases, cancer and autoimmune diseases, but the FDA may not agree with our plans. The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. For drugs granted accelerated approval, FDA generally requires sponsors to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product's clinical benefit. The Food and Drug Omnibus Reform Act of 2022 gave FDA the authority to require, as appropriate, a post-approval study to be underway prior to granting accelerated approval. Failure to conduct required post-approval studies with due diligence, failure to confirm a clinical benefit during the post-approval studies, or dissemination of false or misleading promotional materials would allow the FDA to withdraw the product approval on an expedited basis. Even if we do receive accelerated approval from the FDA for one or more of our product candidates, there is no guarantee that we will be able to successfully complete one or more confirmatory trials needed to obtain full approval.

The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support approval. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain approval of any product candidates that we develop based on the completed clinical trials.

Moreover, approval of genetic or biomarker diagnostic tests may be necessary in order to advance some of our product candidates to clinical trials or potential commercialization. In the future, regulatory agencies may require the development and approval of such tests, which can be expensive and time-consuming. Accordingly, the regulatory approval pathway for such product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, authorities may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could reduce the size of the potential market for our product candidates and materially harm the commercial prospects for our product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those jurisdictions. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional nonclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be deemed to have representative patients enrolled or be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us to interrupt, delay or halt preclinical studies or could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. As is the case with many treatments for cancer and autoimmune diseases, it is likely that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The treatment-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may delay and/or increase the costs of our development programs and harm our business, financial condition and prospects significantly.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive marketing approval and we or others identify undesirable side effects caused by such product candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

- regulatory authorities may withdraw or limit their approval of such product candidates;

- regulatory authorities may require the addition of labeling statements, such as a "boxed" warning or a contraindication;

- we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

- we may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates which could cause delay and/or increase costs;

- regulatory authorities may require a Risk Evaluation and Mitigation Strategy("REMS"), plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

- we may be subject to regulatory investigations and government enforcement actions which may cause delay and/or increase costs;

- we may decide to remove such product candidates from the marketplace;

- we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates; and

- our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and significantly impact our ability to successfully commercialize our product candidates on our projected timelines and generate revenues.

Our competitors may have superior products, manufacturing capability, selling and marketing expertise and/or financial and other resources.

Our product candidates and the product candidates in development by our collaboration partners may fail because of competition from major pharmaceutical companies and specialized biotechnology companies that market products, or that are engaged in the development of product candidates and for the treatment cancer. Many of our competitors, including large pharmaceutical companies, have substantially greater financial, technical and other resources than we do, such as larger research and development staff, experienced marketing and manufacturing organizations and well-established sales forces. Our competitors may:

- develop safer or more effective therapeutic drugs or vaccine adjuvants and other products;

- establish superior intellectual property positions;

- discover technologies that may result in medical insights or breakthroughs, which render our drugs or vaccine adjuvants obsolete, possibly before they generate any revenue, if ever;

- adversely affect our ability to recruit patients for our clinical trials;

- solidify partnerships or strategic acquisitions that may increase the competitive landscape;

- develop or commercialize their product candidates sooner than we commercialize our own, if ever; or

- implement more effective approaches to sales, marketing and patient assistance programs and capture some of our potential market share.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the product candidates that we develop obsolete. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

There is no guarantee that our product candidates will be able to compete with potential future products being developed by our competitors including those described under "Item 1. Business – Competition."

Even if we obtain regulatory approval to market our product candidates, the availability and price of our competitors' products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances.

Even if our product candidates receive marketing approval, we, or others, may subsequently discover that such product is less effective than previously believed or causes undesirable side effects that were not previously identified and our ability to market such product will be compromised.

Clinical trials of our product candidates are conducted in carefully defined subsets of patients who have agreed to enter into such clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If one or more of our product candidates receives regulatory approval, and we, or others, later discover that they are less effective than previously believed, or cause undesirable side effects, a number of potentially significant negative consequences could result, including:

- withdrawal or limitation by regulatory authorities of approvals of such product;

- seizure of the product by regulatory authorities;

- recall of the product;

- restrictions on the marketing of the product or the manufacturing process for any component thereof;

- requirement by regulatory authorities of additional warnings on the label, such as a "black box" warning or contraindication;

- requirement that we implement a REMS or create a medication guide outlining the risks of such side effects for distribution to patients;

- commitment to expensive additional safety studies prior to approval or post-marketing studies required by regulatory authorities of such product;

- the product may become less competitive;

- initiation of regulatory investigations and government enforcement actions;

- initiation of legal action against us to hold us liable for harm caused to patients; and

- harm to our reputation and resulting harm to physician or patient acceptance of our products.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, financial condition and results of operations.

Even if our product candidates receive marketing approval, such products may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our product candidates receive marketing approval, whether as single agents or in combination with other therapies, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current approved immunotherapies, and other cancer treatments like chemotherapy and radiation therapy, are well established in the medical community, and physicians could continue to rely on these therapies. If any of our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of any future products, if approved for commercial sale, will depend on a number of factors, including:

- efficacy and potential advantages compared to alternative treatments;

- the ability to offer our products, if approved, for sale at competitive prices;

- convenience and ease of administration compared to alternative treatments;

- the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

- the strength of marketing and distribution support;

- sufficient third-party coverage or reimbursement, including of combination therapies;

- adoption of a companion diagnostic and/or complementary diagnostic; and

- the prevalence and severity of any side effects.

Even if we are able to commercialize any product candidates, such products may not receive coverage or may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, all of which would harm our business.

The legislation and regulations that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or drug licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. In the United States, approval and reimbursement decisions are not linked directly, but there is increasing scrutiny from the Congress and regulatory authorities of the pricing of pharmaceutical products. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product candidate in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

The success of our product candidates, if approved, depends on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our product candidates represent new approaches to the treatment of the diseases they target, we cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, private health insurers and other payors are critical to new product acceptance.

Significant uncertainty exists as to the coverage and reimbursement status of our product candidates for which we seek regulatory approval. Government authorities and private third-party payors decide which medications they will pay for and establish reimbursement levels. Obtaining and maintaining adequate reimbursement for our product candidates, if approved, may be difficult. Moreover, the process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Further, one payor's determination to provide coverage for a product or decision regarding reimbursement does not assure that other payors will also provide coverage and reimbursement for our products, if they are approved.

A primary trend in the healthcare industry in the United States and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. There may be significant delays in obtaining reimbursement for newly-approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable regulatory authorities outside the United States. Third-party payors may also seek, with respect to an approved product, additional clinical evidence, including comparative effectiveness evidence, that goes beyond the data required to obtain marketing approval in order to demonstrate clinical benefits and value relative to other therapies before covering our products. If so, we may be required to conduct additional pharmacoeconomic studies beyond what is required for marketing approval. Third party payors providing coverage may nonetheless manage utilization, including by implementing a drug formulary, establishing different copays for different drugs or requiring a prescriber to obtain prior authorization from the relevant third-party payor before a drug will be covered for a particular patient.

We expect to experience pricing pressures in connection with the sale of our product candidates. Eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, regulatory approval, sale and distribution. Reimbursement for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used; may be based on reimbursement levels already set for lower cost drugs or may be incorporated into existing payments for other services. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense and new products face increasing challenges in entering the market successfully. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or requested by private payors in exchange for coverage and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold. Our ability to commercialize our product candidates successfully may be adversely affected by discounts or rebates that we are required to provide in order to ensure coverage of our products and compete in the marketplace. Accordingly, we cannot be sure that reimbursement will be available for any drug that we commercialize and, if reimbursement is available, we cannot be sure as to the level of reimbursement and whether it will be adequate. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

The market opportunities for our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small, and our estimates of the prevalence of our target patient populations may be inaccurate.

Cancer and autoimmune therapies are sometimes characterized as first-line, second-line, third-line and even fourth-line, and the FDA often approves new therapies initially only for last-line use. Initial approvals for new cancer and autoimmune therapies are often restricted to later lines of therapy, and in the case of cancer specifically, for patients with advanced or metastatic disease.

Our projections of both the number of people who have the diseases we are targeting, as well as the subset of people with these diseases in a position to receive our therapies, if approved, are based on our current beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, input from key opinion leaders, patient foundations, or secondary market research databases, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. Furthermore, regulators and payors may further narrow the therapy-accessible treatment population. Even if we obtain significant market share for our product candidates, because certain of the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.

Prior to a product approval, we would need to build marketing, sales and commercial compliance functions, and as a company, we have no experience in marketing, selling and distributing products or adhering to commercial compliance standards and regulations. If we are unable to establish such capabilities or enter into agreements with third parties to perform such functions, we may not be able to generate product revenue.

We currently have a small number of individuals who have capabilities to build our marketing, sales and commercial compliance functions, and we currently have no experience as a company performing such tasks. Developing an in-house marketing team, sales force and commercial compliance function will require significant capital expenditures, management resources and time and may ultimately prove to be unsuccessful. In the event we develop and deploy these capabilities, we will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain personnel qualified to perform these tasks. If we fail to market and sell our approved products in compliance with applicable laws and regulations, we may be subject to investigations and/or legal review and challenges which may result in fines or other penalties as well as causing distraction and reputational harm.

In addition to establishing internal sales, marketing and distribution and commercial compliance capabilities, we may pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to ensure compliance and support successful commercialization of any product in the United States or overseas.

Risks Related to Manufacturing and Supply

Our product candidates are uniquely manufactured. If we or any of our third-party manufacturers encounter difficulties in manufacturing our product candidates, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

The manufacturing process used to produce certain of our product candidates is complex and novel and has not yet been validated for commercial production. As a result of these complexities, the cost to manufacture certain of our product candidates is potentially higher than traditional antibodies and the manufacturing process is less reliable and is more difficult to reproduce. Furthermore, our manufacturing process for certain of our product candidates has not been scaled up to commercial production. The actual cost to manufacture and process certain of our product candidates could be greater than we expect and could materially and adversely affect the commercial viability of such product candidates.

Our manufacturing process may be susceptible to logistical issues associated with the collection of materials sourced from various suppliers as well as shipment of the final product to clinical centers, manufacturing issues associated with interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in production batches, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, lot failures, product defects, product recalls, product liability claims and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in our manufacturing facilities in which our product candidates are made, production at such manufacturing facilities may be interrupted for an extended period of time to investigate and remedy the contamination. Further, as we transition from late-stage clinical trials toward approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Although we continue to optimize our manufacturing process for our antibody product candidates, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for commercialization, including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency, and timely availability of reagents and/or raw materials. We ultimately may not be successful in transferring our in-house clinical scale production system to any commercial scale manufacturing facilities that we establish ourselves or establish at a contract manufacturing organization ("CMO"). If we are unable to adequately validate or scale-up the manufacturing process for our product candidates with our contracted CMO, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we are able to adequately validate and scale-up the manufacturing process for our product candidates with a contract manufacturer, we will still need to negotiate with such contract manufacturer an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us for all product candidates. As a result, we may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

In November 2020, we entered into a long-term lease in Emeryville, CA for cGMP commercial manufacturing space. Construction of this end-to-end 83,000 square foot GMP clinical and commercial biologics manufacturing facility (from cell line development through Drug Product fill & finish, packaging and labeling) is complete. It is being commissioned for GMP manufacturing but may take longer or be more costly than we anticipated. We have never built, owned or operated a commercial manufacturing building, and there is no guarantee that we will be successful doing so.

The manufacturing process for any products that we may develop is subject to the FDA and foreign regulatory authority regulation and approval process. In complying with the manufacturing regulations of the FDA and comparable foreign regulatory authorities, we and our third-party suppliers must spend significant time, money, and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. If we or our CMOs are unable to reliably produce products in compliance with cGMPs and to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product in compliance with cGMPs and to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Additionally, failure to comply with FDA or foreign regulatory authority requirements could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects. Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our business, financial condition, and results of operations. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, or build and install unanticipated equipment, all of which would require additional capital expenditures. Specifically, because our product candidates may have a higher cost of goods than conventional therapies, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

We own and operate our own clinical scale manufacturing facility and infrastructure in addition to or in lieu of relying on CMOs for the manufacture of clinical supplies of our product candidates. This is costly and time-consuming.

We own and operate the manufacturing pilot plant that supplies our antibody drug substance requirements for clinical proof-of-concept and other clinical studies.

Any performance failure on the part of our existing facility could delay clinical development or marketing approval of our antibody programs.

We have given our corporate QS-21 STIMULON licensee, GSK, manufacturing rights for QS-21 STIMULON for use in their product programs. We have retained the right to manufacture QS-21 for ourselves and third parties, although no other such programs are anticipated to bring us substantial revenues in the near future, if ever. We have some internal supply in-house and from a third-party supplier(s) and manufacturer(s), we have also contracted with a new third party to become an alternative long-term supply partner for some aspects of manufacturing this adjuvant. In January 2019, we announced that the Bill & Melinda Gates Foundation awarded us a grant to develop an alternative, plant cell culture-based manufacturing process with the goal of ensuring the continuous future supply of QS-21 STIMULON adjuvant. While we are pursuing this in partnership with Phyton Biotech and Ginkgo, there is no guarantee that we will be successful in developing a scalable process. In February 2024, SaponiQx and Ginkgo announced a 5-year contract totaling up to $31 million from the DTRA to discover and develop next-generation vaccine adjuvants, but we cannot be certain that we will be successful with this contract in developing promising new adjuvants.

We also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our clinical and commercial manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements.

Any problems in our manufacturing process or facilities, or that of our licensees and suppliers, could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs.

The FDA, the EMA and other foreign regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or other foreign regulatory authorities may require that we not distribute a lot until the relevant agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects. Problems in our manufacturing process could restrict our ability to meet our clinical and regulatory timelines, and market demand for our products.

We are dependent on suppliers for some of our components and materials used to manufacture our product candidates.

We currently depend on suppliers for some of the components necessary for our product candidates. We cannot be sure that these suppliers will remain in business, that they will be able to meet our supply needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. There are, in general, relatively few alternative sources of supply for these components. These suppliers may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from a supplier or manufacturing location could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay and additional costs. While we seek to maintain adequate inventory of the materials used to manufacture our products, any interruption or delay in the supply of materials, or our inability to obtain materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders. In addition, as part of the FDA's approval of our product candidates, we will also require FDA approval of the individual components of our process, which include the manufacturing processes and facilities of our suppliers. Our reliance on these suppliers subjects us to a number of risks that could harm our business, and financial condition, including, among other things: interruption of product candidate or commercial supply resulting from modifications to or discontinuation of a supplier's operations; delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier's variation in a component; a lack of long-term supply arrangements for key components with our suppliers; inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms; difficulty and cost associated with locating and qualifying alternative suppliers for our components and precursor cells in a timely manner; production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications; delay in delivery due to our suppliers prioritizing other customer orders over ours; and fluctuation in delivery by our suppliers due to changes in demand from us or their other customers. If any of these risks materialize, our manufacturing costs could significantly increase and our ability to meet clinical and commercial demand for our products could be impacted.

We rely on third parties for the manufacture of clinical supplies of certain of our product candidates and expect to rely on third parties for commercial supplies of any approved product candidates until our new commercial manufacturing facility is completed and qualified. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or drugs or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We expect to rely on third-party manufacturers for the manufacture of commercial supplies of our drug candidates until our own commercial manufacturing facility is completed and qualified. At present, we do not have long-term supply agreements with all of the vendors needed to produce our product candidates for commercial sale and we may be unable to establish such agreements with third-party manufacturers or do so on acceptable terms.

The agreements that we do have in place with our third-party manufacturers obligate us to make significant non-refundable deposits to reserve manufacturing slots prior to the receipt of marketing approval for our product candidates. Additionally, if our product candidates are approved, we will be required to make minimum purchases and will have limited ability to purchase product in excess of our forecasted needs. As a result, if product sales fall below our minimum purchase obligations, we will be obligated to purchase more product than we can successfully sell, and if product demand exceeds the amount that we can purchase from our manufacturers, we will have to forgo some product sales unless and until we are able to manufacture commercial supplies at our own facility. Either of these events may materially harm our financial prospects. Finally, reliance on third-party manufacturers entails additional risks, including:

- reliance on the third party for regulatory compliance and quality assurance;

- the possible breach of the manufacturing agreement by the third party;

- the possible failure of the third party to manufacture our drug candidate according to our schedule, or at all, including if the third-party manufacturer gives greater priority to the supply of other drugs over our drug candidates, or otherwise does not satisfactorily perform according to the terms of the manufacturing agreement;

- staffing shortages, equipment malfunctions, power outages, natural or man-made calamities, geopolitical disputes, or other general disruptions experienced by our third-party manufacturers to their respective operations and other general problems with a multi-step manufacturing process;

- the possible misappropriation or disclosure by the third party or others of our proprietary information, including our trade secrets and know-how; and

- the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

As is common in the industry, the agreements that we have in place with our third-party suppliers and manufacturers significantly limit the liability of such suppliers and manufacturers for failing to supply or manufacture, as applicable, our product candidates pursuant to the terms of our agreements, or as required by applicable regulation or law. As a result, if we suffer losses due to our suppliers or manufacturers failure to perform, we will have limited remedies available against such suppliers and manufacturers and are unlikely to be able to recover such losses from them.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. Facilities used by our third-party manufacturers must be inspected by the FDA before potential approval of the drug candidate. Similar regulations apply to manufacturers of our drug candidates for use or sale in foreign countries. Until our own commercial manufacturing facility is completed and validated, we will not control the manufacturing process and will be completely dependent on our third-party manufacturers for compliance with the applicable regulatory requirements for the commercial manufacture of our drug candidates. If our manufacturers cannot successfully manufacture material that conforms to the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, they will not be able to secure the applicable approval for their manufacturing facilities. If these facilities are not approved for commercial manufacture, we may need to find alternative manufacturing facilities, which could result in delays in obtaining approval for the applicable drug candidate as alternative qualified manufacturing facilities may not be available on a timely basis or at all. In addition, our manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements. Failure by any of our manufacturers to comply with applicable cGMPs or other regulatory requirements could result in sanctions being imposed on us or the contract manufacturer, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply and criminal prosecutions, any of which could significantly and adversely affect supplies of our drug candidates and have a material adverse impact on our business, financial condition and results of operations as well as cause reputational damage. Any drugs that we may develop may compete with other drug candidates and drugs for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Our current and future dependence upon others for the commercial manufacture of our drug candidates or drugs until our own facility is completed and qualified may adversely affect our future profit margins and our ability to commercialize any drugs that receive marketing approval on a timely and competitive basis.

Risks Related to Our Reliance on Third Parties

We are dependent upon our collaborations with BMS, Gilead, Incyte and Betta to further develop and commercialize certain of our antibody programs. If we or BMS, Gilead, Incyte or Betta Pharmaceuticals fail to perform as expected, the potential for us to generate future revenues under such collaborations could be significantly reduced, the development and/or commercialization of these antibodies may be terminated or substantially delayed, and our business could be adversely affected.

In May 2021, we entered into a License, Development and Commercialization Agreement with BMS to collaborate on the development and commercialization of our anti-TIGIT bispecific antibody program AGEN1777. Pursuant to the license agreement, we received a non-refundable upfront cash payment of $200.0 million and are eligible to receive up to $1.36 billion in aggregate development, regulatory and commercial milestone payments plus tiered royalties. Additionally, we hold the option to co-fund a minority of the global development costs of products containing AGEN1777 or its derivatives, in exchange for increased tiered royalties on U.S. net sales of co-funded products. There can be no assurance that any of the development, regulatory or sales milestones will be achieved, or that we will receive any future milestone or royalty payments under the license agreement. BMS's activities will be influenced by, among other things, the efforts and allocation of resources by BMS, which we cannot control. If BMS does not perform in the manner we expect or fulfill its responsibilities in a timely manner, or at all, the clinical development, manufacturing, regulatory approval, and commercialization efforts related to the licensed antibodies could be delayed or terminated.

In addition, our license with BMS may be unsuccessful due to other factors, including, without limitation, the following:

- BMS may terminate the agreement or any individual program for convenience upon 180 days' notice;

- BMS may change the focus of its development and commercialization efforts or prioritize other programs more highly and, accordingly, reduce the efforts and resources allocated to our licensed antibodies; and

- BMS may choose not to develop and commercialize antibody products, if any, in all relevant markets or for one or more indications, if at all.

In December 2018, we entered into a series of agreements with Gilead to collaborate on the development and commercialization of up to five novel I-O therapies. Pursuant to the collaboration agreements, Gilead received (i) worldwide exclusive rights to AGEN1423, a bispecific antibody, (ii) the exclusive option to license exclusively AGEN1223, a bispecific antibody, and AGEN2373, a monospecific antibody, and (iii) the right of first negotiation for two additional, undisclosed programs. Gilead had the exclusive right to develop and commercialize AGEN1423, and we were eligible to receive potential development and commercial milestones of up to $552.5 million in the aggregate. In November 2020, Gilead elected to return AGEN1423 to us and voluntarily terminated the license agreement effective as of February 4, 2021. In October of 2021, Gilead elected to terminate the option to license AGEN1223. The option agreement for AGEN2373 remains in place, and we are responsible for developing the program up to the option decision point, at which time Gilead may acquire exclusive rights to each program on option exercise. If Gilead exercises an option for AGEN2373, it would be required to pay an upfront option exercise fee of $50.0 million. Following any option exercise, we would be eligible to receive additional development and commercial milestones of up to $520.0 million in the aggregate, as well as tiered royalty payments on aggregate net sales ranging from the high single digit to mid-teen percent, subject to certain reductions under certain circumstances. We will have the right to opt-in to share Gilead's development and commercialization costs in the United States for AGEN2373 in exchange for a profit (loss) share on a 50:50 basis and revised milestone payments. There is no guarantee that we will be able to successfully advance the AGEN2373 option program to the option decision point, and, even if we do, there is no guarantee that Gilead will exercise its option. If Gilead does not pursue a licensed or optioned program, there is no guarantee that we will be able to advance any such program ourselves or with another partner.

In February 2017, we amended the terms of our collaboration agreement with Incyte to, among other things, convert the GITR and OX40 programs from profit-share programs, where we and Incyte shared all costs and profits on a 50:50 basis, to royalty-bearing programs, where Incyte funds 100% of the costs and we are eligible for potential milestones and royalties. In addition, the profit-share programs relating to TIGIT and one undisclosed target were removed from the collaboration, with TIGIT reverting to Agenus and the undisclosed target reverting to Incyte, each with a potential 15% royalty to the other party on any global net sales. The remaining three royalty-bearing programs in the collaboration targeting TIM-3, LAG-3 and one undisclosed target remain unchanged, and there are no more profit-share programs under the collaboration. For each program in the collaboration, Incyte has exclusive rights and all decision-making authority for manufacturing, clinical development and commercialization. Accordingly, the timely and successful completion by Incyte of clinical development and commercialization activities will significantly affect the timing and amount of any royalties or milestones we may receive under the collaboration agreement. In addition, in March 2017 we transferred manufacturing responsibilities to Incyte for antibodies under that collaboration. Any delays or weaknesses in the ability of Incyte to successfully manufacture could have an adverse impact on those programs. Incyte's activities will be influenced by, among other things, the efforts and allocation of resources by Incyte, which we cannot control. If Incyte does not perform in the manner we expect or fulfill its responsibilities in a timely manner, or at all, the clinical development, manufacturing, regulatory approval, and commercialization efforts related to antibodies under the collaboration could be delayed or terminated. There can be no assurance that any of the development, regulatory or sales milestones will be achieved, or that we will receive any future milestone or royalty payments under the collaboration agreement. In September 2018, we sold to XOMA a portion of the royalties and milestones we are entitled to receive from Incyte. Incyte has terminated the OX40 program, effective October 2023, and has notified us of their intent to terminate both the GITR program and undisclosed program, effective May 2024. Upon termination, the rights to the OX40, GITR, and undisclosed programs revert back to us.

In addition, our collaboration with Incyte may be unsuccessful due to other factors, including, without limitation, the following:

- Incyte may terminate the agreement or any individual program for convenience upon 12 months' notice;

- Incyte has control over the development of assets in the collaboration;

- Incyte may change the focus of its development and commercialization efforts or prioritize other programs more highly and, accordingly, reduce the efforts and resources allocated to our collaboration;

- Incyte may choose not to develop and commercialize antibody products, if any, in all relevant markets or for one or more indications, if at all; and

- If Incyte is acquired during the term of our collaboration, the acquirer may have competing programs or different strategic priorities that could cause it to reduce its commitment to our collaboration.

If Incyte terminates our collaboration agreement, we may need to raise additional capital and may need to identify and come to agreement with another collaboration partner to advance certain of our antibody programs. Even if we are able to find another partner, this effort could cause delays in our timelines and/or additional expenses, which could adversely affect our business prospects and the future of our antibody product candidates under the collaboration.

In June 2020, we entered into a license and collaboration agreement with Betta Pharmaceuticals to collaborate on the development and commercialization of balstilimab and zalifrelimab in greater China. Pursuant to the license and collaboration agreement, Betta Pharmaceuticals received an exclusive license to develop, manufacture and commercialize zalifrelimab and balstilimab in all fields (other than intravesical delivery) in greater China. Under the agreement, Betta Pharmaceuticals is responsible for all of the development, regulatory approval, manufacturing and commercialization costs in greater China. As part of the collaboration, Betta Pharma made an upfront cash payment of $15.0 million and agreed to make up to $100.0 million in aggregate milestone payments plus tiered royalties on net sales of zalifrelimab and balstilimab. Royalties range from mid-single digit to low-twenties percent, subject to certain reductions under certain circumstances. Accordingly, the timely and successful completion by Betta Pharmaceuticals of development, regulatory approval, manufacturing and commercialization activities will significantly affect the timing and amount of any milestones or royalties we may receive from Betta Pharmaceuticals. Betta Pharmaceuticals' activities will be influenced by, among other things, the efforts and allocation of resources by Betta Pharmaceuticals, which we cannot control.

In addition, our collaboration with Betta Pharmaceuticals may be unsuccessful due to other factors, including, without limitation, that Betta Pharmaceuticals:

- may terminate any of the license and collaboration agreement for convenience upon 90 days' notice;

- has control over the development, regulatory approval, manufacturing and commercialization of balstilimab and zalifrelimab in greater China;

- may change the focus of its business efforts or prioritize other programs more highly and, accordingly, reduce the efforts and resources allocated to balstilimab and zalifrelimab; and

- may choose not to develop and commercialize balstilimab and zalifrelimab in all markets within greater China or for one or more indications, if at all.

Additionally, the US-China relationship has deteriorated in recent years and, further deterioration may impact the ability of Agenus and Betta Pharmaceuticals to successfully collaborate.

Failure to enter into and/or maintain additional significant licensing, distribution and/or collaboration agreements in a timely manner and on favorable terms to us may hinder or cause us to cease our efforts to develop and commercialize our product candidates, increase our development timelines, and/or increase our need to rely on partnering or financing mechanisms, such as sales of debt or equity securities, to fund our operations and continue our current and anticipated programs. Even if we enter into and maintain such agreements, they may not prove successful, and/or we may not receive significant payments from agreements.

Part of our strategy is to develop and commercialize many of our product candidates by continuing or entering into arrangements with academic, government, or corporate collaborators and licensees. Our success depends on our ability to negotiate such agreements on favorable terms and on the success of the other parties in performing research, pre-clinical and clinical testing, completing regulatory applications, and commercializing product candidates. Our research, development, regulatory and commercialization efforts with respect to antibody candidates from our technology platforms are, in part, contingent upon the participation of institutional and corporate collaborators. For example, in February 2015, we began a broad collaboration with Incyte to pursue the discovery and development of antibodies, in December 2018 we entered into a partnership with Gilead relating to five of our antibody programs and in May 2021 we entered into a license agreement with BMS relating to our anti-TIGIT bispecific antibody program. Disagreements or the failure of either party to perform satisfactorily could have an adverse impact on these programs.

In December 2022, we terminated our collaboration agreement with Recepta for the development of balstilimab and zalifrelimab antibodies in certain South American countries. As part of that termination, Agenus and Recepta settled lawsuits that had been pending in the United States and Brazil related to disputes arising from the companies' collaboration agreement and intellectual property rights granted under the collaboration agreement were returned to Agenus.

Our ability to advance our antibody programs depends in part on such collaborations. In addition, from time to time we engage in efforts to enter into licensing, distribution and/or collaboration agreements with one or more pharmaceutical or biotechnology companies to assist us with development and/or commercialization of our other product candidates. Any licensing, distribution and/or collaborations agreements, we enter into, including those with BMS, Gilead and Incyte, may pose a number of risks, including the following:

- collaborators have significant discretion in determining the efforts and resources that they will apply;

- collaborators may not perform their obligations as expected;

- collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators' strategic focus or available funding, or external factors, such as a strategic transaction that may divert resources or create competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

- collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

- collaborators with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

- disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

- collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

- collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

- if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us; and

- collaborations may be terminated by the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our current or future collaborations do not result in the successful discovery, development, approval and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our technology and product candidates could be delayed and we may need additional resources to develop product candidates and our technology. All of the risks relating to product development, regulatory approval and commercialization described herein also apply to the activities of our therapeutic collaborators.

Additionally, if one of our collaborators, such as BMS, Incyte or Gilead, terminates its agreement with us, we may find it more difficult to attract new collaborators and our reputation in the business and financial communities could be adversely affected.

Collaborations are complex and time-consuming to negotiate, document and execute. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into collaborations or do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates, bring them to market and generate revenue from sales of drugs or continue to develop our technology, and our business may be materially and adversely affected.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential product candidates.

We depend upon third parties, including independent investigators, to conduct our clinical trials under agreements with universities, medical institutions, CROs, strategic partners and others. Such reliance obligates us to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs.

We rely heavily on third parties over the course of our clinical trials, and, as a result, have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials or at a particular site may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to suspend or terminate these trials or sites, or perform additional nonclinical studies or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP requirements. In addition, our clinical trials must be conducted with biologic product produced under cGMP requirements and may require a large number of patients.

Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process and increase the costs of such trials. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

The persons engaged by third parties conducting our clinical trials are not our employees and, except for remedies that may be available to us under our agreements with such third parties, we cannot control whether or not such persons devote sufficient time and resources to our ongoing pre-clinical and clinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

If any of our relationships with these third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs as we are required to do as part of our sponsor oversight, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

Risks Related to Government Regulations

The regulatory approval process for our product candidates in the United States, European Union and other jurisdictions is currently uncertain and will be lengthy, time-consuming and inherently unpredictable and we may experience significant delays in the clinical development and regulatory approval, if any, of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug products, including biologics, are subject to extensive regulation by the FDA in the United States and regulatory authorities in other jurisdictions. We are not permitted to market any biological product in the United States for commercial use until we receive a biologics license from the FDA. Although we submitted and had accepted for filing the BLA for balsilimab, we subsequently voluntarily withdrew such application following a competitor's full approval. As a result, we have not submitted a BLA for any product candidate that was approved by the FDA. Even after submission of a BLA for one or more of our product candidates, we expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and we may never obtain regulatory approval for our product candidates.

The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support approval. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain approval of any product candidates that we develop based on the completed clinical trials.

The FDA may disagree with our regulatory plan and we may fail to obtain regulatory approval of our product candidates.

Although the regulatory framework for approving immunotherapy products is evolving, the general approach for FDA approval of a new biologic or drug has historically been to provide dispositive data from two well-controlled, Phase 3 clinical trials of the relevant biologic or drug in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. We intend to utilize an accelerated approval approach for our product candidates given the limited alternatives for cancer treatments, but the FDA may not agree with our plans.

In addition, our clinical trial results may also not support approval of our product candidates. Our product candidates could fail to receive regulatory approval for many reasons, including the following:

- the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

- we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

- the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

- we may be unable to demonstrate that our product candidates' clinical and other benefits outweigh their safety risks;

- the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

- the FDA or comparable foreign regulatory authorities may disagree with our selected dosing regimen or regimens or determine that additional data are needed to support dose selection;

- the data collected from clinical trials of our product candidates may be deemed by the FDA or comparable foreign regulatory authorities to be insufficient to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

- the FDA or comparable foreign regulatory authorities may fail to approve or find deficiencies with the manufacturing processes and controls or facilities of third-party manufacturers with which we contract for clinical and commercial supplies or any facilities that we may operate in the future; and

- the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner that could render our clinical data insufficient for approval.

The FDA, the EMA and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of our product candidates, which may be difficult to predict.

The FDA, the EMA and regulatory authorities in other countries have each expressed interest in further regulating biotechnology products, such as antibodies, adjuvants and adoptive cell therapies. Agencies at both the federal and state level in the United States, as well as the U.S. Congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our product candidates. Adverse developments in clinical trials of antibodies, vaccine adjuvants or adoptive cell therapies products may cause the FDA or other oversight bodies to change the requirements for approval of any of our product candidates. Similarly, the EMA governs the development of antibodies, vaccine adjuvants and adoptive cell therapies in the European Union and may issue new guidelines concerning the development and marketing authorization for such products and require that we comply with these new guidelines. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory agencies and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

Breakthrough Therapy Designation or Fast Track Designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development, regulatory review or approval process, and it does not increase the likelihood that any of our product candidates will receive marketing approval in the United States.

We may seek a Breakthrough Therapy Designation ("BTD") for some of our product candidates. A breakthrough therapy is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a BTD for a product candidate may not result in a faster development process, review or approval compared to conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, the FDA may withdraw Fast Track or Breakthrough Therapy designation if it believes that the designation is no longer supported by data from our clinical development program.

If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track Designation ("FTD"). The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure our stockholders that the FDA would decide to grant it. We may not experience a faster development process, review or approval compared to conventional FDA procedures for the product candidate for which we have received, or may receive in the future, FTD. The FDA may withdraw FTD if it believes that the designation is no longer supported by data from our clinical development program. FTD alone does not guarantee qualification for the FDA's priority review procedures. Neither FTD nor BTD changes the scientific or medical standards for approval or the quality of evidence necessary to support approval.

In April 2023, we received FTD for investigation of botensilimab in combination with balstilimab for the treatment of patients with relapsed or refractory metastatic MSS CRC in patients with non-active liver metastases.

We may seek priority review designation for one or more of our other product candidates, but we might not receive such designation, and even if we do, such designation may not lead to a faster development or regulatory review or approval process.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness over available therapies, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA is to take action on the marketing application within six months of the 60-day filing date, rather than the standard review period of ten months from filing. We may request priority review for our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. A priority review does not change the scientific or medical standards for approval or the quality of evidence necessary to support approval. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

We may not be able to obtain or maintain orphan drug designations from the FDA for our current and future product candidates, as applicable.

Our strategy includes filing for orphan drug designation where available for our product candidates, but thus far, our applications for orphan drug designation with respect to balstilimab and zalifrelimab have been rejected.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full new drug application, or NDA, or BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity.

In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the orphan- designated disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. In addition, while we may again seek orphan drug designation for our product candidates, we may never receive such designations.

Our business operations and current and future arrangements with contractors, investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose us to investigations, litigation, criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Our business operations and current and future arrangements with contractors, investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell, and distribute our product candidates, if approved. Such laws, some of which may apply only after our products are approved for marketing, include:

- the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, under federal and state healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the anti-kickback statute or specific intent to violate it in order to have committed a violation;

- the federal False Claims Act ("FCA"), which imposes criminal and civil penalties on individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government and actions under the FCA may be brought by private whistleblowers as well as the government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for the purposes of the FCA;

- the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by a Medicare or a state healthcare program;

- the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also establishes requirements related to the privacy security, and transmission or individually identifiable health information which apply to many healthcare providers, physicians and third-party payors with whom we interact;

- the federal false statement statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for healthcare benefits, items or services;

- the federal anti-kickback prohibition known as Eliminating Kickbacks in Recovery Act, or EKRA, which prohibits certain payments related to referrals of patients to certain providers (recovery homes, clinical treatment facilities, and laboratories) and applies to services reimbursed by private health plans as well as government health care programs;

- the FDCA, which, among other things, strictly regulates drug product and medical device marketing, prohibits manufacturers from marketing such products for off-label use and regulates the distribution of samples;

- federal laws, such as the Medicaid Drug Rebate Program, that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under governmental healthcare programs;

- federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

- the so-called federal "sunshine law" or Open Payments which requires manufacturers of drugs, devices, biologics and medical supplies to report to the Centers for Medicare & Medicaid Services information related to payments and other "transfers of value" to teaching hospitals, physicians and other healthcare practitioners, as well as ownership and investment interests held by physicians and their immediate family members; and

- analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and state laws which regulate interaction between pharmaceutical companies and healthcare providers, require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, require pharmaceutical companies to report information on transfers of value to other healthcare providers, marketing expenditures; or pricing information and/or require licensing of sales representatives. State laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, amount other foreign laws.

We have adopted and revised our code of business conduct and ethics which we review and update on a periodic basis, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare and other laws and regulations will involve substantial costs. Given the breadth of the laws and regulations and narrowness of any exceptions, limited guidance for certain laws and regulations and evolving government interpretations of the laws and regulations, regulatory authorities may possibly conclude that our business practices may not comply with healthcare laws and regulations, including our consulting agreements and other relationships with healthcare providers.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to actions including the imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements, or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Further, defending against any such actions can be costly, time consuming, and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Even if we receive regulatory approval of any product candidates or therapies, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, limit how we market and manufacture our products, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, export, import, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval. Application holders must further notify the FDA, and depending on the nature of the change, obtain FDA pre-approval for product and manufacturing changes.

Manufacturers and manufacturers' facilities are required to comply with extensive FDA, and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategies, or REMS, program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

- fines, warning letters or holds on clinical trials;

- refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

- product seizure or detention or refusal to permit the import or export of our product candidates; and

- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are in development, as well as those placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If any such actions impose constraints on FDA's ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Changes in statutes, regulations or the interpretation of the same could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of initiatives to reform delivery of, or payment for healthcare, which include initiatives to reduce the cost of healthcare generally and drugs specifically. For example, in March 2010, the United States Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act("ACA"), which expanded healthcare coverage through Medicaid expansion and the implementation of the individual mandate for health insurance coverage and which included changes to the coverage and reimbursement of drug products under government healthcare programs as well as the imposition of annual fees on manufacturers of branded pharmaceuticals.

Beyond the ACA, there have been and are ongoing and widespread health care reform efforts, a number of which have focused on regulation of prices or payment for drug products. Drug pricing and payment reform has been a focus of the Biden Administration. For example, federal legislation enacted in 2021 eliminates a statutory cap on Medicaid drug rebate program rebates effective January 1, 2024. As another example, the Inflation Reduction Act ("IRA") of 2022 includes a number of changes intended to address rising prescription drug prices in Medicare Parts B and D, with varying implementation dates. These changes include caps on Medicare Part D out-of-pocket costs, Medicare Part B and Part D drug price inflation rebates, a new Medicare Part D manufacturer discount drug program (replacing the ACA Medicare Part D coverage gap discount program) and a drug price negotiation program for certain high spend Medicare Part B and D drugs (with the first list of drugs announced in 2023). As another example, in 2022, subsequent to the enactment of the IRA, the Biden administration released an executive order directing the HHS to report on how the Center for Medicare and Medicaid Innovation ("CMMI") could be leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. The report was issued in 2023 and proposed various models that CMMI is currently developing which seek to lower the cost of drugs, promote accessibility and improve quality of care.

Healthcare reform efforts have been and may continue to be subject to scrutiny and legal challenge. For example, with respect to the ACA, tax reform legislation was enacted that eliminated the tax penalty established for individuals who do not maintain mandated health insurance coverage beginning in 2019 and, in 2021, the U.S. Supreme Court dismissed the latest judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. As another example, revisions to regulations under the federal anti-kickback statute would remove protection for traditional Medicare Part D discounts offered by pharmaceutical manufacturers to pharmacy benefit managers and health plans. Pursuant to court order, the removal was delayed and recent legislation imposed a moratorium on implementation of the rule until January 2032. As another example, the IRA drug price negotiation program has been challenged in litigation filed by various pharmaceutical manufacturers and industry groups.

Recently, there has been considerable public and government scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect to experience pricing pressures in connection with the sale of any of our product candidates, if and when approved for marketing, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

In addition, other legislative changes have been adopted that could have an adverse effect upon, and could prevent, our product candidates' commercial success. For example, the Budget Control Act of 2011, as amended, or the Budget Control Act, includes provisions intended to reduce the federal deficit, including reductions in Medicare payments to providers through 2032. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs, or any significant taxes or fees imposed as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, or otherwise, could have an adverse impact on our anticipated product revenues.

Adoption of new legislation at the federal or state level could affect demand for, or pricing of, our product candidates if approved for sale. We cannot predict the ultimate content, timing or effect of any federal and state reform efforts. There is no assurance that federal or state healthcare reform will not adversely affect our future business and financial results.

European Union drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the European member states.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of pharmaceutical products is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in most foreign countries, including the European Economic Area, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our strategic partners and the potential profitability of any of our product candidates in those countries would be negatively affected.

European data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

The collection and use of personal health data in the European Union ("EU"), was previously governed by the provisions of the Data Protection Directive, which has been replaced by the General Data Protection Regulation 2016/679 ("GDPR") as of May 2018.

The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area, ("EEA"), including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals' requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10 million Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20 million Euros or up to 4% of our total worldwide annual turnover for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law.

In particular, national laws of member states of the EU are in the process of being adapted to the requirements under the GDPR, thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we do not expect to operate in a uniform legal landscape in the EU. Also, in the field of handling genetic data, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty.

With respect to our clinical trials in the EEA, we must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA, in particular to the United States in compliance with European data protection laws including the GDPR. We expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

Laws and regulations governing any international operations may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.

Because we have operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. We, directly or through our CROs, are conducting clinical trials in countries that Transparency International has identified as "perceived as more corrupt", including, Brazil, Chile, Georgia, Russia and Ukraine. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. As we expand our presence outside of the United States, we must dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions (including sanctions against Russia following their invasion of Ukraine), and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase in time. We engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities. The Russian invasion of Ukraine has resulted in new and expanded U.S. and EU sanctions against Russia which have impacted the conduct of business with Russian entities, has and may continue to impact existing sales of services within Russia by our wholly-owned, independently-operated subsidiary, Atlant Clinical, a CRO based in Moscow, Russia, which we acquired in 2020.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory, and policy changes and the impact of crises that hinder its operations, such as COVID-19. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including most recently from December 22, 2018 to January 25, 2019, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

If we do not comply with environmental laws and regulations, we may incur significant costs and potential disruption to our business.

We use or may use hazardous, infectious, and radioactive materials, and recombinant DNA in our operations, which have the potential of being harmful to human health and safety or the environment. We store these hazardous (flammable, corrosive, toxic), infectious, and radioactive materials, and various wastes resulting from their use, at our facilities pending use and ultimate disposal. We are subject to a variety of federal, state, and local laws and regulations governing use, generation, storage, handling, and disposal of these materials. We may incur significant costs complying with both current and future environmental health and safety laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Drug Enforcement Agency, the Department of Transportation, the Centers for Disease Control and Prevention, the National Institutes of Health, the International Air Transportation Association, and various state and local agencies. At any time, one or more of the aforementioned agencies could adopt regulations that may affect our operations. We are also subject to regulation under the Toxic Substances Control Act and the Resource Conservation Development programs.

Although we believe that our current procedures and programs for handling, storage, and disposal of these materials comply with federal, state, and local laws and regulations, we cannot eliminate the risk of accidents involving contamination from these materials. Although we have a workers' compensation liability policy, we could be held liable for resulting damages in the event of an accident or accidental release, and such damages could be substantially in excess of any available insurance coverage and could substantially disrupt our business.

If we or our employees, independent contractors, consultants, commercial partners and vendors fail to comply with laws or regulations, it could adversely impact our reputation, business and stock price.

We are exposed to the risk of employee fraud or other misconduct our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by employees could include intentional and/or negligent failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state health care fraud and abuse, transparency, and/or data privacy laws and regulations (including the California Consumer Privacy Act) and security laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices; to promote transparency; and to protect the privacy and security of patient data. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs.

While we have adopted a corporate compliance program, we may not be able to protect against all potential issues of noncompliance. Efforts to ensure that our business complies with all applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law involving applicable laws and regulations.

Employee misconduct could also involve the improper use or disclosure of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. In addition, during the course of our operations, our directors, executives and employees may have access to material, nonpublic information regarding our business, our results of operations or potential transactions we are considering. We may not be able to prevent a director, executive or employee from trading in our common stock on the basis of, or while having access to, material, nonpublic information. If a director, executive or employee was to be investigated, or an action was to be brought against a director, executive or employee for insider trading, it could have a negative impact on our reputation and our stock price. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert the attention of our management team.

Risks associated with doing business internationally could negatively affect our business.

We currently have research and development operations in the United Kingdom ("UK") and clinical operations in eastern Europe, and we expect to pursue pathways to develop and commercialize our product candidates in both U.S. and ex-U.S. jurisdictions. Various risks associated with foreign operations may impact our success. Possible risks of foreign operations include fluctuations in the value of foreign and domestic currencies, requirements to comply with various jurisdictional requirements such as data privacy regulations, disruptions in the import, export, and transportation of patient tumors and our products or product candidates, the product and service needs of foreign customers, difficulties in building and managing foreign relationships, the performance of our licensees or collaborators, geopolitical instability, unexpected regulatory, economic, or political changes in foreign and domestic markets, including without limitation any resulting from the UK's withdrawal from the EU or our current political regime, and limitations on the flexibility of our operations and costs imposed by local labor laws.

Although we do not anticipate a material impact to our global business operations, our subsidiary Atlant Clinical has employees in Russia who could be adversely affected by the impact of the Russian invasion of Ukraine. The war may impact staffing and adversely impact existing business, new business development, the completion of projects and adherence to timelines by affected employees.

The exit of the UK from the European Union may materially affect the regulatory regime that governs our handling of EU personal data and expose us to legal and business risks under European data privacy and protection law.

As a result of the UK exiting the EU, commonly known as Brexit, since January 1, 2021, any transfers of personal data to the UK are subject to the requirements of Chapter V of the GDPR and of the Law Enforcement Directive and absent an adequacy finding under GDPR, transfers of personal data from the EU to the UK, including to our facility in Cambridge, UK, would be illegal without adequate safeguards provided for under EC-approved mechanisms, such as current standard contractual clauses or, if approved in the future, an EU-UK privacy shield similar to the current framework in place between the EU and the United States. The extensive authority of UK intelligence and law enforcement agencies, including to conduct surveillance on personal data flows, could reduce the likelihood that the EC would give the UK an adequacy finding and reduce the likelihood that the EC would approve an EU-UK privacy shield. Accordingly, we may be exposed to legal risk for any of our EU-UK personal data transfers, including those that involve sensitive data such as patient and genetic data. Given the uncertainties surrounding the UK's departure from the EU, it is difficult to precisely identify or quantify the risks described above.

Additionally, it is possible that, over time, the UK Data Protection Act could become less aligned with the GDPR, which could require us to implement different compliance measures for the UK and the European Union and result in potentially enhanced compliance obligations for EU personal data.

As a result, Brexit adds legal risk, uncertainty, complexity and cost to our handling of EU personal information and our privacy and data security compliance programs. If we do not successfully manage such risk, our prospects may be materially harmed.

Our ability to use net operating losses and research and development credits to offset future taxable income may be subject to certain limitations.

As of December 31, 2023, we had U.S. federal and state net operating loss, or Net Operating Losses ("NOLs"), carryforwards of $814.1 million and $390.7 million, respectively, which may be available to offset future taxable income. The federal NOLs include $505.7 million which expire at various dates through 2037 and $308.4 million which carryforward indefinitely. The state NOLs expire at various dates through 2043, with the exception of $1.7 million of these net operating loss carryforwards which do not expire. As of December 31, 2023, we also had U.S. federal and state research and development tax credit carryforwards of $7.5 million and $1.8 million, respectively, which may be available to offset future tax liabilities and begin to expire in 2024. In addition, in general, under Sections 382 and 383 of the Code and corresponding provisions of state law, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation's stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Our existing NOLs or credits may be subject to limitations arising from previous ownership changes, including in connection with our recent private placements, IPO and other transactions. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code and our ability to utilize NOLs or credits may be impaired. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U. S. federal and state taxable income. As described above under "Risk factors—Risks Related to Our Financial Position and Need for Additional Capital," we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; and therefore, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOLs or credits that are subject to limitation by Sections 382 and 383 of the Code. The reduction of the corporate tax rate under the TCJA caused a reduction in the economic benefit of our net operating loss carryforwards and other deferred tax assets available to us. Under the TCJA, net operating loss carryforwards generated after December 31, 2017 will not be subject to expiration.

Risks Related to Our Intellectual Property

If we are unable to obtain and enforce patent protection for our product candidates and related technology, our business could be materially harmed.

We rely upon a combination of patents, trade secrets and confidentiality agreements to protect the intellectual property related to our product candidates and technology. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to duplicate or surpass our technological achievements, eroding our competitive position in the market. Our patent applications may not result in issued patents, and, even if issued, the patents may be challenged and invalidated. Moreover, our patents and patent applications may not be sufficiently broad to prevent others from practicing our technologies or developing competing products. We also face the risk that others may independently develop similar or alternative technologies or may design around our proprietary property.

Issued patents may be challenged, narrowed, invalidated or circumvented. In addition, court decisions may introduce uncertainty in the enforceability or scope of patents owned by biotechnology companies. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not allow us to protect our inventions with patents to the same extent as the laws of the United States. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the enforceability and scope of our patents in the United States and in foreign countries cannot be predicted with certainty and, as a result, any patents that we own, or license may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection from our pending patent applications, from those we may file in the future, or from those we may license from third parties. Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its effective filing date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our product candidates, we may be open to competition from biosimilar or generic versions of our product candidates. Furthermore, the product development timeline for biotechnology products is lengthy and it is possible that our issued patents covering our product candidates in the United States and other jurisdictions may expire prior to commercial launch. For example, if we encounter delays in our development efforts, including our clinical trials, the period of time during which we could market our product candidates under patent protection could be reduced.

Our strategy depends on our ability to identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we and our current or future licensors or licensees may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we or our current licensors or licensees, or any future licensors or licensees, may not identify patentable aspects of inventions made in the course of development and commercialization activities in time to obtain patent protection on them. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. Defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, etc. If we or our current licensors or licensees, or any future licensors or licensees, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our current licensors or licensees, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented

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product and practicing our own patented technology. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The patent landscapes in the fields of antibody, adjuvant and adoptive cell therapy development, manufacture and commercialization are crowded. For example, we are aware of third-party patents directed to methods for identifying and producing therapeutic products such as antibodies, adjuvants and adoptive cell therapies. We are also aware of third-party patents directed to products targeting numerous antigens for which we also seek to identify, develop, and commercialize products. For example, some patents claim products based on competitive binding with existing products, some claim products based on specifying sequence or other structural information, and some claim various methods of discovery, production, or use of such products.

These or other third-party patents could impact our freedom to operate in relation to our technology platforms, as well as in relation to development and commercialization of products identified by us as therapeutic candidates. As we discover and develop our candidates, we will continue to conduct analyses of these third-party patents to determine whether we believe we might infringe them, and if so, whether they would be likely to be deemed valid and enforceable if challenged. If we determine that a license for a given patent or family of patents is necessary or desirable, there can be no guarantee that a license would be available on favorable terms, or at all. Inability to obtain a license on favorable terms, should such a license be determined to be necessary or desirable, could, without limitation, result in increased costs to design around the third-party patents, delay product launch, or result in cancellation of the affected program or cessation of use of the affected technology.

Third parties may also seek to market biosimilar versions of any approved products. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid and/or unenforceable. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

In addition, as we advance our research and development efforts with our institutional and corporate collaborators, we are seeking patent protection for newly identified therapeutic antibodies and product candidates. We can provide no assurance that any of our patents, including the patents that we acquired or in-licensed in connection with our acquisition of 4-AB, will have commercial value, or that any of our existing or future patent applications, including the patent applications that we acquired or in-licensed in connection with our acquisition of 4-AB, will result in the issuance of valid and enforceable patents.

The patent position of biopharmaceutical, pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the USPTO and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in biopharmaceutical, pharmaceutical or biotechnology patents. The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries. Outside the United States, patent protection must be sought in individual jurisdictions, further adding to the cost and uncertainty of obtaining adequate patent protection outside of the United States. Accordingly, we cannot predict whether additional patents protecting our technology will issue in the United States or in foreign jurisdictions, or whether any patents that do issue will have claims of adequate scope to provide competitive advantage. Moreover, we cannot predict whether third parties will be able to successfully obtain claims or the breadth of such claims. The allowance of broader claims may increase the incidence and cost of patent interference proceedings, opposition proceedings, post-grant review, inter partes review, and/or reexamination proceedings, the risk of infringement litigation, and the vulnerability of the claims to challenge. On the other hand, the allowance of narrower claims does not eliminate the potential for adversarial proceedings and may fail to provide a competitive advantage. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage.

If any of our owned or in-licensed patent applications do not issue as patents in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. Our patent positions, and those of other biopharmaceutical, pharmaceutical and biotechnology companies, are generally uncertain and involve complex legal, scientific, and factual questions. The standards which the United States Patent and Trademark Office ("USPTO") uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to enforce them and they are challenged, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents that are issued may not contain claims that permit us to stop competitors from using similar technology. With respect to both in- licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our patent applications may not result in patents being issued which protect our product candidates or patents which effectively prevent others from commercializing competitive technologies and product candidates.

No consistent policy regarding the scope of claims allowable in patents in the biotechnology field has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our products and the methods used to manufacture those products. Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our products. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our patented product candidates and practicing our proprietary technology. Our issued patent and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or license issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether our product candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and patents that we own or license may be challenged in the courts or patent offices in the United States and abroad. We or our licensors may be subject to a third party preissuance submission of prior art to the USPTO or to foreign patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our owned or in-licensed patent rights, allow third parties to commercialize our product candidates, and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or our licensor's priority of invention or other features of patentability with respect to our owned or in-licensed patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may in the future co-own patent rights relating to future product candidates with third parties. Some of our in-licensed patent rights are, and may in the future be, co-owned with third parties. In addition, our licensors may co-own the patent rights we in-license with other third parties with whom we do not have a direct relationship. Our exclusive rights to certain of these patent rights are dependent, in part, on inter-institutional or other operating agreements between the joint owners of such patent rights, who are not parties to our license agreements. If our licensors do not have exclusive control of the grant of licenses under any such third-party co-owners' interest in such patent rights or we are otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co- owners of our patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are currently party to various intellectual property license agreements. These license agreements impose, and we expect that future license agreements may impose, various diligence, milestone payment, royalty, insurance, prosecution, enforcement and other obligations on us. These licenses typically include an obligation to pay an upfront payment, yearly maintenance payments and royalties on sales. If we fail to comply with our obligations under the licenses, the licensors or licensees may have the right to terminate their respective license agreements, in which event we might not be able to market or obtain royalties or other revenue from any product that is covered by the agreements. Termination of the license agreements or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms, which could adversely affect our competitive business position and harm our business. In addition, court decisions may introduce uncertainty with respect to terms of a license agreement such as the impact of a challenge to the validity of a licensed patent on the payment obligations or termination rights of the license.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries. For example, China has a heightened requirement for patentability, and specifically requires a detailed description of medical uses of a claimed drug. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement on infringing activities is inadequate. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on our outside counsel or service providers to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business. In addition, we are responsible for the payment of patent fees for patent rights that we have licensed from other parties.

If any licensor of these patents does not itself elect to make these payments, and we fail to do so, we may be liable to the licensor for any costs and consequences of any resulting loss of patent rights.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and therefore, is costly, time-consuming and inherently uncertain. In addition, the United States has enacted and implemented wide-ranging patent reform legislation. Further, recent U.S. Supreme Court rulings have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees and our personnel policies also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. Thus, despite such agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not obligated to assign rights in intellectual property to us is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual's assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our proprietary information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position. In addition, others may independently discover or develop our trade secrets and proprietary information, and the existence of our own trade secrets affords no protection against such independent discovery.

Depending upon the nature of the product and the specifics of the related FDA marketing approval, data exclusivity under the Biologics Price Competition and Innovation Act ("BPCIA") or related laws in the U.S. or certain foreign countries and territories may be available for our products. The BPCIA provides that FDA shall not approve certain biosimilars from the date of first licensure of a reference product for 12 years, subject to certain restrictions. However, we may not obtain or be eligible for data exclusivity because of, for example, the nature of the product with respect to other products on the market, our relationships with our partners (including our licensors and licensees), failing to claim the exclusivity at the appropriate time or otherwise failing to satisfy applicable requirements. If we are unable to obtain data exclusivity, our competitors may obtain earlier approval of competing products, and our business, financial condition, results of operations and prospects could be materially harmed.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We may have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biopharmaceutical, biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees' former employers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. We may also be subject to claims that former employees, consultants, independent contractors, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. If we fail in defending any such claims, in addition to paying monetary damages, we may lose our rights therein. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our future approved products or impair our competitive position. In particular, the patent landscapes around the discovery, development, manufacture and commercial use of our product candidates are crowded.

Third parties may have or obtain valid and enforceable patents or proprietary rights that could block us from developing product candidates using our technology. Our failure to obtain a license to any technology that we require may materially harm our business, financial condition and results of operations. Moreover, our failure to maintain a license to any technology that we require may also materially harm our business, financial condition, and results of operations. Furthermore, we would be exposed to a threat of litigation.

In the biopharmaceutical industry, significant litigation and other proceedings regarding patents, patent applications, trademarks and other intellectual property rights have become commonplace. The types of situations in which we may become a party to such litigation or proceedings include:

- we or our collaborators may initiate litigation or other proceedings against third parties seeking to invalidate the patents held by those third parties or to obtain a judgment that our products or processes do not infringe those third parties' patents;

- if our competitors file patent applications that claim technology also claimed by us or our licensors or licensees, we or our licensors or licensees may be required to participate in interference, derivation or other proceedings to determine the

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priority of invention, which could jeopardize our patent rights and potentially provide a third party with a dominant patent position;

- if third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings; and

- if a license to necessary technology is terminated, the licensor may initiate litigation claiming that our processes or products infringe or misappropriate their patent or other intellectual property rights and/or that we breached our obligations under the license agreement, and we and our collaborators would need to defend against such proceedings.

These lawsuits would be costly and could affect our results of operations and divert the attention of our management and scientific personnel. There is a risk that a court would decide that we or our collaborators are infringing the third party's patents and would order us or our collaborators to stop the activities covered by the patents. In that event, we or our collaborators may not have a viable alternative to the technology protected by the patent and may need to halt work on the affected product candidate or cease commercialization of an approved product. In addition, there is a risk that a court will order us or our collaborators to pay the other party damages. An adverse outcome in any litigation or other proceeding could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all. Any of these outcomes could have a material adverse effect on our business.

The biopharmaceutical industry has produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform or predictable. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management's time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.

The cost of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our product candidates.

We cannot guarantee that any of our or our licensors' patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent's prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party's pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, which may be significant, we may be temporarily or permanently prohibited from commercializing any of our product candidates that are held to be infringing. We might, if possible, also be forced to redesign product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could adversely affect our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

Third parties may infringe or misappropriate our intellectual property, including our existing patents, patents that may issue to us in the future, or the patents of our licensors or licensees to which we have a license. As a result, we may be required to file infringement claims to stop third-party infringement or unauthorized use. Further, we may not be able to prevent, alone or with our licensors or licensees, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

If we or one of our licensors or licensees were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidates is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent.

In addition, within and outside of the United States, there has been a substantial amount of litigation and administrative proceedings, including interference and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in various foreign jurisdictions, regarding patent and other intellectual property rights in the biopharmaceutical industry. Notably, the AIA, introduced new procedures, including inter partes review and post grant review. These procedures may be used by competitors to challenge the scope and/or validity of our patents, including those patents perceived by our competitors as blocking entry into the market for their products, and the outcome of such challenges.

Even after they have been issued, our patents and any patents which we license may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited or will expire prior to the commercialization of our product candidates, other companies may be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

The following are non-exclusive examples of litigation and other adversarial proceedings or disputes that we could become a party to involving our patents or patents licensed to us:

- we or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights;

- third parties may initiate litigation or other proceedings seeking to invalidate patents owned by or licensed to us or to obtain a declaratory judgment that their product or technology does not infringe our patents or patents licensed to us;

- third parties may initiate opposition proceedings, post-grant review, inter partes review, or reexamination proceedings challenging the validity or scope of our patent rights, requiring us or our collaborators and/or licensors or licensees to participate in such proceedings to defend the validity and scope of our patents;

- there may be a challenge or dispute regarding inventorship or ownership of patents currently identified as being owned by or licensed to us;

- the USPTO may initiate an interference or derivation proceeding between patents or patent applications owned by or licensed to us and those of our competitors, requiring us or our collaborators and/or licensors or licensees to participate in an interference or derivation proceeding to determine the priority of invention, which could jeopardize our patent rights; or

- third parties may seek approval to market biosimilar versions of our future approved products prior to expiration of relevant patents owned by or licensed to us, requiring us to defend our patents, including by filing lawsuits alleging patent infringement.

These lawsuits and proceedings would be costly and could affect our results of operations and divert the attention of our managerial and scientific personnel. There is a risk that a court or administrative body could decide that our patents are invalid or not infringed by a third party's activities, or that the scope of certain issued claims must be further limited. An adverse outcome in a litigation or proceeding involving our own patents could limit our ability to assert our patents against these or other competitors, affect our ability to receive royalties or other licensing consideration from our licensees, and may curtail or preclude our ability to exclude third parties from making, using and selling similar or competitive products. An adverse outcome may also put our pending patent applications at risk of not issuing, or issuing with limited and potentially inadequate scope to cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. Additionally, it is also possible that prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, may, nonetheless, ultimately be found by a court of law or an administrative panel to affect the validity or enforceability of a claim, for example, if a priority claim is found to be improper. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we could lose at least part, and perhaps all, of the patent protection on our relevant product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, during the course of litigation or administrative proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed. Any of these occurrences could adversely affect our competitive business position, business prospects, and financial condition.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage. The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

- others may be able to develop a platform that is similar to, or better than, ours in a way that is not covered by the claims of our patents;

- others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our patents;

- we might not have been the first to make the inventions covered by patents or pending patent applications;

- we might not have been the first to file patent applications for these inventions;

- any patents that we obtain may not provide us with any competitive advantages or may ultimately be found invalid or unenforceable; or

- we may not develop additional proprietary technologies that are patentable.

If we do not obtain patent term extension and/or data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our owned or in-licensed U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our licensors' ownership of our owned or in-licensed patent rights, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. We also have partners who may market or refer to our trademarks or trade names and may use the trademarks or trade names in ways that impair our branding strategy. For example, Betta Pharmaceuticals has rights to our antibody, zalifrelimab, in greater China and may adopt a marketing strategy in their territories, including use or registration of trademarks and tradenames for our antibody, that could impair our brand identity or strategy and possibly cause market confusion. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- others may be able to make products that are similar to our product candidates or utilize similar technology but that are not covered by the claims of the patents that we license or may own;

- we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or own now or in the future;

- we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

- it is possible that our current or future pending owned or licensed patent applications will not lead to issued patents;

- issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

- our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not develop additional proprietary technologies that are patentable;

- the patents of others may harm our business; and

- we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Business Operations, Employee Matters and Managing Growth

We have consolidated certain sites while expanding others to focus on our core priorities and future needs. We may encounter difficulties in managing these growth and/or consolidation efforts, either of which could disrupt our operations.

Over the past several years, we have expanded our headcount through various acquisitions and the expansion of our research, development and manufacturing infrastructure and activities both nationally and internationally, while at the same time, in May 2022, we announced that we had reduced expenses by approximately 20% to improve efficiency and focus on our most promising development candidates, such as botensilimab. Further, in August 2023, we announced that we had further realigned our personnel and resources to focus on progression of our lead program, botensilimab, in metastatic MSS CRC, including a 25% overall reduction in employees. To manage these organizational changes, we must continue to implement and improve our managerial, operational, and financial systems and continue to recruit, train and retain qualified personnel. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our timelines may be delayed, our ability to generate revenue could be reduced, and we may not be able to implement our business strategy.

As part of our efforts to optimize efficiency across our organization, we previously closed offices in Germany and Switzerland and consolidated these operations in the UK. In January 2020, our subsidiary MiNK closed its Waterloo, Belgium office and consolidated those operations in our Lexington, MA facility. In March 2020, as a result of the COVID-19 pandemic, we completed a company-wide reduction in force. If as a result of these or similar future efforts we identify management or operational gaps in connection with our changes, it could cause delays in discovery timelines and increased costs for certain of our internal and partnered programs, which also could have an adverse effect on our business, financial condition and results of operations. We believe that we have completed the process of liquidating Agenus Switzerland. Certain intellectual property rights were transferred from Switzerland to the United States or elsewhere to support licensing transactions with third parties. Following those transfers, tax authorities in Canton Basel notified Agenus Switzerland of tax outstanding tax obligations of approximately CHF 4.0 million for tax years 2018 – 2020 combined and sought and obtained court orders to collect such sums from Agenus Switzerland (formerly 4-AB), or in the alternative liquidate the business. As part of its wind down, Agenus Switzerland transferred all remaining intellectual property rights to Agenus Inc. effective December 2022. There could be additional adverse tax consequences in Switzerland resulting from the migration of those remaining intellectual property rights as part of the final wind down of the business, which could have an adverse effect on our business and operations.

Product liability and other claims against us may reduce demand for our products and/or result in substantial damages.

We face an inherent risk of product liability exposure related to testing our product candidates in human clinical trials and manufacturing antibodies in our Berkeley, CA facility and may face even greater risks if we ever sell products commercially. An individual may bring a product liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. Product liability claims may result in:

- regulatory investigations;

- injury to our reputation;

- withdrawal of clinical trial volunteers;

- costs of and distraction related to litigation;

- substantial monetary awards to plaintiffs; and

- decreased demand for any future products.

We have limited product liability coverage for use of our product candidates. Our product liability policy provides $10.0 million aggregate coverage and $10.0 million per occurrence coverage. This limited insurance coverage may be insufficient to fully cover us for future claims.

We are also subject to domestic and international laws generally applicable to businesses, including but not limited to, federal, state and local wage and hour, employee classification, mandatory healthcare benefits, unlawful workplace discrimination and whistle-blowing. Any actual or alleged failure to comply with any regulation applicable to our business or any whistle-blowing claim, even if without merit, could result in costly litigation, regulatory action or otherwise harm our business, results of operations, financial condition, cash flow and future prospects.

We are highly reliant on certain members of our management team. In addition, we have limited internal resources and if we fail to recruit and/or retain the services of key employees and external consultants as needed, we may not be able to achieve our strategic and operational objectives.

Garo H. Armen, Ph.D., the Chairman of our Board of Directors and our Chief Executive Officer who co-founded the Company in 1994 is integral to building our company and developing our technology. Jennifer Buell, Ph.D., Chair of Agenus' Executive Council, also provides key strategic advice. If either Dr. Armen or Dr. Buell is unable or unwilling to continue his or her relationship with Agenus, our business may be adversely impacted. We have an employment agreement with Dr. Armen. Dr. Armen plays an important role in our day-to-day activities, and we do not carry key employee insurance policies for Dr. Armen or any other employee. The loss of the services of Dr. Armen or Dr. Buell, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business. Dr. Buell also serves as Chief Executive Officer for MiNK Therapeutics, and Dr. Armen is Chairman of the Board of Directors of MiNK Therapeutics.

The bulk of our operations are conducted at our facilities in Cambridge, UK, Lexington, MA and Berkeley, CA. The Cambridge, UK, greater Boston area, and Northern California regions are headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

Our future growth success depends to a significant extent on the skills, experience and efforts of our executive officers and key members of our clinical and scientific staff. We face intense competition for qualified individuals from other pharmaceutical, biopharmaceutical and biotechnology companies, as well as academic and other research institutions, particularly in the historically tight labor market prevailing currently. To attract and retain employees at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Employment of our key employees is at-will, which means that any of our employees could leave our employment at any time, with or without notice. We may be unable to retain our current personnel or attract or assimilate other highly qualified management and clinical personnel in the future on acceptable terms. The loss of any or all of these individuals could harm our business and could impair our ability to support our collaboration partners or our growth generally.

Our internal computer systems, or those of our third-party CROs, CMOs, licensees, collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption in our business and operations or could subject us to sanctions and penalties that could have a material adverse effect on our reputation or financial condition.

Despite the implementation of security measures, our internal computer systems and those of our current and future CROs, CMOs, licensees, collaborators and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Potential vulnerabilities can also be exploited from inadvertent or intentional actions of our employees, third-party vendors, business partners, or by malicious third parties. Attacks of this nature are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, "hacktivists," nation states and others. In July 2020, the United States Government charged a pair of Chinese hackers working on behalf of China's intelligence service in relation to the hacking of U.S. based biotechnology companies researching COVID-19 vaccines. We anticipate that U.S. companies may also be targeted by Russia and/or its supporters as the result of the U.S.'s support of Ukraine. In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. In addition, the prevalent use of mobile devices increases the risk of data security incidents. While we are not aware of any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, on-going or future clinical trials could result in delays in our regulatory approval efforts and significant costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture certain of our drug candidates and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development and commercialization of our product candidates could be delayed. We do not maintain cyber liability insurance and would therefore have no coverage for any losses resulting from any data security incident.

We use and store customer, vendor, employee and business partner and, in certain instances patient, personally identifiable information in the ordinary course of our business. We are subject to various domestic and international privacy and security regulations, including but not limited to the HIPAA, which mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition, many states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA. Failure to comply with these standards, or a computer security breach or cyber-attack that affects our systems or results in the unauthorized release of proprietary or personally identifiable information, could subject us to criminal penalties and civil sanctions, and our reputation could be materially damaged, and our operations could be impaired. We may also be exposed to a risk of loss or litigation and potential liability, which could have a material adverse effect on our business, results of operations and financial condition.

Natural or man-made calamities, or public health crises, could disrupt our business and materially adversely affect our operations and those of our strategic partners.

Our operations, and those of our CROs, CMOs, and other contractors and consultants together with regulatory agencies such as the FDA or EMA, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions. The occurrence of any of these business disruptions could prevent us, or our collaborators and business partners or regulators, from using all or a significant portion of our, or their, facilities or disrupt our supply chain, and, it may be difficult or, in certain cases, impossible for us to continue certain activities, such as for example our manufacturing capabilities, for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses and delays as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. We rely in part on third-party manufacturers to produce and process some of our product candidates. Our ability to obtain some of our clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

We own an antibody pilot plant manufacturing facility and in November 2020, entered into a long-term lease in Emeryville, CA for cGMP commercial manufacturing space. Construction of this end-to-end 83,000 square foot. GMP clinical & commercial biologics manufacturing facility (from cell line development through Drug Product fill & finish, packaging and labeling) is being commissioned. These locations are in an area of seismic activity near active earthquake faults and active wildfire activity. We do not maintain earthquake insurance coverage for our owned and leased properties in Berkeley, CA or Emeryville, CA.

In March 2020, we put in place a number of protective measures in response to the COVID-19 pandemic that have since been lifted. We revisited the various health and safety measures on a regular basis as the pandemic evolved, and we could take additional action if instructed by national, state and local governmental agencies or as we deem necessary to protect our employees. These measures resulted, and any future actions may result, in potential disruption to our business. Our employees are also impacted by the local government regulations that impact schools and other public services for lengthy periods of time. Not all of our employees are able to perform their duties or function remotely.

The operations of our strategic partners could also be impacted by calamities or public health crises, which could materially and adversely affect our cash resources and operations. For instance, at the beginning of 2020, we projected receipt of approximately $60.0 million of cash milestone payments from existing partners in 2020. Although we did receive $25.1 million of this in 2020, as a result of the impact of COVID-19 on our partner's programs and trials, the remaining $35.0 million was delayed and not received in 2020, which impacted our cash runway and ability to fund our operations. Additional delays resulting from other crises are likely to materially adversely affect our business.

Although we do not expect Russia's invasion of Ukraine to materially impact our global operations, the war may impact our business, and that of our wholly-owned, independently-operated subsidiary Atlant Clinical based in Moscow, Russia. We have employees in Russia that may be adversely affected by the war. The war may make it difficult for these employees to work, travel and may result in disruption to certain programs and timelines as well as future business opportunities. The Russian invasion of Ukraine may also adversely impact the ability of our existing strategic partners to conduct business in the Ukraine and Russia.

Failure to realize the anticipated benefits of our strategic acquisitions and licensing transactions could adversely affect our business, operations and financial condition.

An important part of our business strategy has been to identify and advance a pipeline of product candidates by acquiring and in-licensing product candidates, technologies and businesses that we believe are a strategic fit with our existing business. Since we acquired 4-AB in 2014, we have completed numerous additional strategic acquisitions and licensing transactions. The ultimate success of these strategic transactions entails numerous operational and financial risks, including:

- higher than expected development and integration costs;

- difficulty in combining the technologies, operations and personnel of acquired businesses with our technologies, operations and personnel;

- exposure to unknown liabilities;

- difficulty or inability to form a unified corporate culture across multiple office sites both nationally and internationally;

- inability to retain key employees of acquired businesses;

- disruption of our business and diversion of our management's time and attention; and

- difficulty or inability to secure financing to fund development activities for such acquired or in-licensed product candidates, technologies or businesses.

We have limited resources to integrate acquired and in-licensed product candidates, technologies and businesses into our current infrastructure, and we may fail to realize the anticipated benefits of our strategic transactions. Any such failure could have an adverse effect on our business, operations and financial condition.

Our subsidiary, MiNK, successfully closed an IPO in October 2021. We have made substantial investments in MiNK. There is no guarantee that it will be able to continue to attract funding from other sources, and, even if the business receives such funding, there is no guarantee that it will be successful.

MiNK closed an IPO in October 2021. As of December 31, 2023, we owned 21,772,863 shares, representing approximately 63% of MiNK's common stock. There is no guarantee that MiNK will be able to attract external funding in the future. If external funding is available, there is no guarantee that it will be on attractive or acceptable terms, or that it will be adequate to advance the business to an inflection point for additional funding. Similarly, there is no guarantee that partnership opportunities will be available on attractive terms, if at all. Even if adequate funding and partnership opportunities are available, there is no guarantee that MiNK will be successful in advancing one or more product candidates through clinical development. In February 2024, we acquired from MiNK a convertible promissory note in the principal amount of $5 million and if external funding is not available, we may need to provide additional funding.

On February 23, 2024, MiNK was notified by the Nasdaq Staff that MiNK was not in compliance with Nasdaq's Minimum Value of Listed Securities requirement of $35 million and that Nasdaq has provided MiNK with 180 calendar days, or until August 21, 2024, to regain compliance. On February 26, 2024, MiNK was notified by the Nasdaq Staff that MiNK was not in compliance with the Bid Price Requirement because Nasdaq's bid price for its common stock had closed below the minimum $1.00 per share requirement for 30 consecutive business days. Nasdaq provided MiNK 180 calendar days, or until August 26, 2024, to regain compliance with the Bid Price Requirement. As of March 14, 2024, MiNK was still not in compliance with these requirements. There is no assurance MiNK will maintain its listing on The Nasdaq Capital Market.

Risks Related to our Common Stock

Our stock may be delisted from The Nasdaq Capital Market, which could affect its market price and liquidity.

Our common stock is currently listed on The Nasdaq Capital Market under the symbol "AGEN." In the event that we fail to maintain compliance with the applicable listing requirements, our common stock could become subject to delisting from The Nasdaq Capital Market.

On December 4, 2023, we were notified by the Nasdaq Staff that we are not in compliance with the Bid Price Requirement because the bid price for our common stock had closed below the minimum $1.00 per share requirement for 30 consecutive business days. Nasdaq provided us 180 calendar days, or until June 3, 2024, to regain compliance with the Bid Price Requirement. Compliance can be achieved by maintaining a closing bid price of at least $1.00 per share for at least 10 consecutive business days prior to the expiration of our 180 calendar day grace period. However, the Nasdaq Staff has the discretion to monitor the closing bid price for up to 20 business days, in certain circumstances, before deeming a company back in compliance. As of March 14, 2024, we have not achieved compliance with the Bid Price Requirement.

In the event that compliance is not achieved by June 3, 2024, we could be eligible for an additional 180-day period to meet the requirement. Eligibility for this extension includes meeting the continued listing requirement of market value and all other initial listing standards for the Nasdaq Capital Market, except for the minimum bid price. We would also need to indicate our commitment to resolving this deficiency. Should we not meet the minimum bid price requirement within the given periods and any granted extensions, Nasdaq will issue a delisting notice. However, we retain the right to request a review of this decision by a Nasdaq hearing panel and can further appeal any panel decision to the Nasdaq Listing and Hearing Review Council. There can be no assurance that we will regain compliance with the Bid Price Requirement prior to our June 4, 2024 compliance deadline, that an extension will be granted, or that an appeal would be successful, thereby allowing us to remain listed on The Nasdaq Capital Market beyond the hearing date.

On February 15, 2024 we announced a Special Meeting of Stockholders to be held on April 3, 2024, at which our stockholders will vote on an amendment to our Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of our issued and outstanding common stock at a ratio of 1-for-20. If approved, the Certificate of Amendment will be filed with the Secretary of State of the State of Delaware to effect the amendment to our Certificate of Incorporation as soon as practicable after the Special Meeting. However, the Board reserves the right to abandon the amendment to our Certificate of Incorporation without further action by our stockholders at any time before the effectiveness of the filing with the Secretary of State of Delaware of the Certificate of Amendment to the Company's Certificate of Incorporation, even if the proposed amendment has been authorized by our stockholders at the special meeting. Although the Board expects that a reduction in outstanding shares of common stock resulting from a reverse stock split will result in an increase in the per share price of the Company's common stock and the ability to regain compliance with the Minimum Bid Rule, there is no assurance that such a result will occur or that a reverse stock split alone will guarantee our continued listing on The Nasdaq Capital Market. Further, the liquidity of our publicly traded common stock could be adversely affected by the reduced number of shares that would be outstanding after a reverse stock split, and the reverse-split adjusted stock price and our market capitalization may decline following a reverse stock split.

The trading volume and public trading price of our common stock has been volatile.

During the period from our initial public offering on February 4, 2000 to December 31, 2023, and the twelve-months ended December 31, 2023, the closing price of our common stock has fluctuated between $0.63 and $315.78 per share and $0.63 and $2.31 per share, respectively. The average daily trading volume for the twelve-months ended December 31, 2023 was approximately 5,979,632 shares. The market in general, and biotechnology companies in particular, may experience significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

- continuing operating losses, which we expect over the next several years if we are able to transition to a commercial organization;

- announcements of decisions made by public officials or delays in any such announcements;

- results of our pre-clinical studies and clinical trials or delays in anticipated timing;

- delays in our regulatory filings or those of our partners;

- announcements of new collaboration agreements with strategic partners or developments by our existing collaboration partners;

- announcements of acquisitions;

- announcements of technological innovations, new commercial products, failures of products, or progress toward commercialization by our competitors or peers;

- failure to realize the anticipated benefits of acquisitions;

- developments concerning proprietary rights, including patent and litigation matters;

- publicity regarding actual or potential results with respect to product candidates under development;

- quarterly fluctuations in our financial results, including our average monthly cash used in operating activities;

- variations in the level of expenses related to any of our product candidates or clinical development programs;

- additions or departures of key management or scientific personnel;

- conditions or trends in the biopharmaceutical, biotechnology and pharmaceutical industries generally;

- other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events;

- changes in accounting principles;

- general economic and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

- sales of common stock by us or our stockholders in the future, as well as the overall trading volume of our common stock.

In the past, securities class action litigation has often been brought against a company following a significant decline in the market price of its securities. This risk is especially relevant for us because many biopharmaceutical, biotechnology and pharmaceutical companies experience significant stock price volatility.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock, or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

The invasion of Ukraine by Russia has caused worldwide market volatility to markets. Until there is a resolution to the conflict, we anticipate that the war may continue to cause market volatility.

We do not intend to pay cash dividends on our common stock and, consequently your ability to obtain a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividend on our common stock and do not intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or maintain their current value.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and to comply with changing regulation of corporate governance and public disclosure could have a material adverse effect on our operating results and the price of our common stock.

The Sarbanes-Oxley Act of 2002 and rules adopted by the SEC and Nasdaq have resulted in significant costs to us. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations regarding the required assessment of our internal control over financial reporting, and our independent registered public accounting firm's audit of internal control over financial reporting, have required commitments of significant management time. We expect these commitments to continue.

Our internal control over financial reporting (as defined in Rules 13a-15 of the Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all deficiencies or weaknesses in our financial reporting. While our management has concluded that there were no material weaknesses in our internal control over financial reporting as of December 31, 2022, our procedures are subject to the risk that our controls may become inadequate because of changes in conditions or as a result of a deterioration in compliance with such procedures. No assurance is given that our procedures and processes for detecting weaknesses in our internal control over financial reporting will be effective.

Changing laws, regulations and standards relating to corporate governance and public disclosure, are creating uncertainty for companies. Laws, regulations and standards are subject to varying interpretations in some cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided, which could result in continuing uncertainty regarding compliance matters and higher costs caused by ongoing revisions to disclosure and governance practices. If we fail to comply with these laws, regulations and standards, our reputation may be harmed, and we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our operating results and the market price of our common stock.

The sale of a significant number of shares could cause the market price of our stock to decline.

The sale by us or the resale by stockholders of a significant number of shares of our common stock could cause the market price of our common stock to decline. As of March 8, 2024, we had 418,920,071, shares of common stock outstanding. Certain of these shares are subject to sales volume and other limitations. We have filed registration statements to permit the sale of approximately 70,200,000 shares of common stock under our equity incentive plans, and to permit the sale of 1,500,000 shares of common stock under our 2015 Inducement Equity Plan. We have also filed registration statements to permit the sale of approximately 2,167,000 shares of common stock under our Employee Stock Purchase Plan, to permit the sale of 775,000 shares of common stock under our Directors' Deferred Compensation Plan, to permit the sale of approximately 31,100,319 shares of common stock pursuant to various private placement agreements and to permit the sale of up to 350,000,000 shares of our common stock pursuant to our At Market Issuance Sales Agreement. As of December 31, 2023, an aggregate of approximately 213.5 million of these shares remained available for sale. As part of our collaboration with Betta Pharmaceuticals, we completed a private placement of 4,962,779 shares of common stock in July 2020. As part of our collaboration with Gilead, we completed a private placement of 11,111,111 shares of common stock in January 2019, and on October 25, 2019, we filed a Registration Statement on Form S-3 to register the resale of these shares by Gilead, as required under our agreement. In addition, we may be obligated in the future to pay certain contingent milestones payments, payable at our election in cash or shares of our common stock of up to $30.0 million in the aggregate. If we elect to pay any of these contingent milestones in shares, we are obligated to file registration statements covering any such shares. The market price of our common stock may decrease based on the expectation of such sales.

As of December 31, 2023, warrants to purchase approximately 1,980,000 shares of our common stock with a weighted average exercise price per share of $2.87 were outstanding.

As of December 31, 2023, options to purchase 42,827,211 shares of our common stock with a weighted average exercise price per share of $3.25 were outstanding. These options are subject to vesting that occurs over a period of up to four years following the date of grant. As of December 31, 2023, we had 29,002,299 vested options and 543,278 non-vested shares outstanding.

As of December 31, 2023, our outstanding shares of Series A-1 Convertible Preferred Stock were convertible into 333,333 shares of our common stock.

We may issue additional common stock, preferred stock, restricted stock units, or securities convertible into or exchangeable for our common stock. Furthermore, substantially all shares of common stock for which our outstanding stock options or warrants are exercisable are, once they have been purchased, eligible for immediate sale in the public market. The issuance of additional common stock, preferred stock, restricted stock units, or securities convertible into or exchangeable for our common stock or the exercise of stock options or warrants would dilute existing investors and could adversely affect the price of our securities. In addition, such securities may have rights senior to the rights of securities held by existing investors.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our Board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, under our certificate of incorporation, our Board of Directors may issue additional shares of preferred stock and determine the terms of those shares of stock without any further action by our stockholders. Our issuance of additional preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our Board of Directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and director nominations and permit only our president or a majority of the Board of Directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering attempts by our stockholders to replace our current management. In addition, Delaware law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our Board of Directors may use this provision to prevent changes in our management. Also, under applicable Delaware law, our Board of Directors may adopt additional anti-takeover measures in the future.

These anti-takeover provisions and other provisions in our certificate of incorporation and bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for our stockholders and other stockholders to elect directors of their choosing or cause us to take other corporate actions they desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We have broad discretion in the use of our existing cash, cash equivalents and investments and may not use them effectively.

Our management has broad discretion in the application of our cash, cash equivalents and investments. Because of the number and variability of factors that will determine our use of our cash, cash equivalents and investments, their ultimate use may vary substantially from their currently intended use. Our management might not apply our cash, cash equivalents and investments in ways that ultimately increase the value of our stockholders investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest our cash in short-term, investment- grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not use our resources in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Item 1B.   ***Unresolved Staff Comments***

None.

Item 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on the Information Systems Audit and Control Association's Control Objectives for Information Technologies framework and National Institute of Standards and Technology cybersecurity framework, as well as threat trends identified by multiple external and internal cybersecurity intelligence reports.

Our cybersecurity risk management program is aligned to our business strategy and has been incorporated into our enterprise risk management process.

We contract with external firms to assess our cybersecurity controls. We have processes in place to identify and evaluate risks associated with third party vendors and suppliers. In addition, we have systems in place to maintain business continuity and disaster recovery. To date, we have not experienced any material cybersecurity incidents.

We describe whether and how risks from cybersecurity threats are reasonably likely to affect our business, results of operations and financial condition, under the heading "Our internal computer systems, or those of our third-party CROs, CMOs, licensees, collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption in our business and operations or could subject us to sanctions and penalties that could have a material adverse effect on our reputation or financial condition." included as part of our Item 1A. Risk Factors of this Annual Report on Form 10-K, which is incorporated by reference into this Item 1C.

Cybersecurity Governance

Our Audit Committee of the Board of Directors has oversight responsibility for risks and incidents related to cybersecurity threats. Our Chief Information Officer is a member of our Enterprise Risk Management Committee and provides the Audit Committee and the Board of Directors periodic reports on our cybersecurity risks and any material cybersecurity incidents.

Our team of cybersecurity professionals is led by our Chief Information Officer, who has over 20 years of experience in cybersecurity in regulated industries. Our cybersecurity team monitors the prevention and detection of cybersecurity events and is responsible for incident response and remediation.

Item 2.   *Properties*

We lease our main research and development, manufacturing and corporate offices in Lexington, Massachusetts occupying approximately 82,000 square feet. This lease agreement terminates in August 2033.

We own a manufacturing facility of approximately 24,000 square feet in Berkeley, California that is used in the production and manufacture of antibody product candidates.

In November 2020, we entered into a long-term lease in Emeryville, California for cGMP commercial manufacturing space. Construction of this end-to-end 83,000 square foot clinical and commercial biologics manufacturing facility (from cell line development through Drug Product fill & finish, packaging and labeling) has been completed and the facility is being commissioned for GMP manufacturing. This lease terminates in December 2036 with the option to renew for two additional ten-year terms.

We also lease research and office facilities in Cambridge, United Kingdom. This lease terminates in November 2025.

We believe substantially all of our property and equipment is in good condition and that we have sufficient capacity to meet our current operational needs. We do not anticipate experiencing significant difficulty in retaining occupancy of any of our research and development, manufacturing or office facilities and will do so through lease renewals prior to expiration or through replacing them with equivalent facilities.

Item 3.   *Legal Proceedings*

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Regardless of the outcome, litigation can have a material adverse effect on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4.   *Mine Safety Disclosures*

Not applicable.

Item 5.   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is currently listed on The Nasdaq Capital Market under the symbol "AGEN." As of March 1, 2024, there were 522 holders of record and 46,464 beneficial holders of our common stock.

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, for the future operation and expansion of our business. Any future payment of dividends on our common stock will be at the discretion of our Board of Directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, and other factors that our Board of Directors deem relevant.

Stock Performance

The following graph shows the cumulative total stockholder return on our common stock over the period spanning December 31, 2018 to December 31, 2023, as compared with that of the Nasdaq Stock Market (U.S. Companies) Index and the Nasdaq Biotechnology Index, based on an initial investment of $100 in each on December 31, 2018. Total stockholder return is measured by dividing share price change plus dividends, if any, for each period by the share price at the beginning of the respective period and assumes reinvestment of dividends.

This stock performance graph shall not be deemed "filed" with the SEC or subject to Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act of 1933, as amended (the "Securities Act").

COMPARISON OF CUMULATIVE TOTAL RETURN OF AGENUS INC., NASDAQ STOCK MARKET (U.S. COMPANIES) INDEX AND NASDAQ BIOTECHNOLOGY INDEX



	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Agenus Inc.	100.00	171.01	133.61	135.29	100.84	34.87
Nasdaq Stock Market (U.S. Companies) Index	100.00	135.23	194.24	235.78	157.74	226.24
Nasdaq Biotechnology Index	100.00	124.41	156.36	155.37	138.42	143.60

Item 6.   *[Reserved]*

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

Agenus Inc. (including its subsidiaries, collectively referred to as "Agenus," the "Company," "we," "us," and "our") is a leading clinical-stage biotechnology company developing therapies targeting cancer with a robust pipeline of immunological agents. Our mission is to expand patient populations benefiting from cancer immunotherapy through combination approaches, using a broad repertoire of antibody therapeutics, adoptive cell therapies (through our subsidiary MiNK Therapeutics, Inc. ("MiNK")), and vaccine adjuvants (through our subsidiary SaponiQx, Inc. ("SaponiQx")). We believe that combination therapies and a deep understanding of each patient's cancer will significantly expand the patient population benefiting from immuno-oncology ("I-O") treatments.

In addition to our diverse pipeline, we have established fully integrated capabilities encompassing novel target discovery, antibody generation, cell line development, and current good manufacturing practice ("cGMP") manufacturing. We believe these integrated capabilities enable us to develop and, if approved, commercialize novel candidates on accelerated timelines compared to industry standards. Through independent development and strategic partnerships, we leverage our scientific expertise and capabilities to drive innovation in the I-O field.

Our I-O portfolio is driven by several platforms and programs, which we plan to utilize individually and in combination:

- Multiple antibody discovery platforms, including proprietary display technologies, to identify future antibody candidates.

- Antibody candidate programs, including our lead assets, botensilimab (a multifunctional immune cell activator and human Fc-enhanced cytotoxic T-lymphocyte antigen 4 (CTLA-4) blocking antibody, also known as AGEN1811) and balstilimab (a programmed death receptor-1 (PD-1) blocking antibody).

- Our saponin-based vaccine adjuvant platform, primarily centered around our STIMULON™ cultured plant cell ("cpc") QS-21 adjuvant ("STIMULON cpcQS-21").

- A pipeline of novel allogeneic invariant natural killer T cell ("iNKT") therapies for treating cancer and other immune-mediated diseases, controlled by MiNK.

We regularly evaluate development, commercialization, and partnering strategies for each product candidate based on various factors, including pre-clinical and clinical trial results, competitive positioning, funding requirements, and available resources. Our lead program, botensilimab (AGEN1181), is progressing through multiple clinical programs designed to support accelerated development as a monotherapy and in combination with balstilimab. In April 2023, botensilimab in combination with balstilimab received Fast Track designation from the U.S. Food and Drug Administration ("FDA") for the treatment of patients with not-microsatellite instability-high ("MSI-H")/deficient mismatch repair ("dMMR") metastatic colorectal cancer with no active liver involvement. Patients targeted with this designation are heavily pretreated with standard of care chemotherapy, anti-VEGF and anti-EGFR if RAS wild type. We completed enrollment of patients with refractory MSS mCRC non-active liver metastases ("NLM") in a Phase 1 trial (n~150) and randomized Phase 2 trial (n~230) in October 2023. We are pursuing a global regulatory strategy and aim to initiate submission of a biologics license application ("BLA") to the FDA for a potential accelerated approval by the end of 2024, followed by a planned submission to the European Medicines Agency in the first half of 2025.

We have established collaborations with several companies, including Bristol-Myers Squibb Company ("BMS"), Betta Pharmaceuticals Co., Ltd. ("Betta"), UroGen Pharma Ltd. ("UroGen"), Gilead Sciences, Inc. ("Gilead"), Incyte Corporation ("Incyte"), and Merck Sharpe & Dohme ("Merck"). These collaborations, along with our internal programs, have resulted in over a dozen antibody pre-clinical or clinical development programs.

Pursuant to our collaboration agreement with Incyte, we have exclusively licensed to Incyte monospecific antibodies targeting GITR, OX40, TIM-3 and LAG-3, which Incyte is currently advancing in various clinical trials, as well as an additional undisclosed target that Incyte is advancing in preclinical studies. Under the terms of our agreement, Incyte is responsible for all future development expenses, and we are eligible to receive up to an additional $315.0 million in potential milestone payments plus royalties on any future sales. Incyte has terminated the OX40 program, effective October 2023, and has notified us of their intent to terminate both the GITR program and undisclosed program, effective May 2024. Upon termination, the rights to the OX40, GITR, and undisclosed programs revert back to us.

Pursuant to our collaboration and license agreement with Merck, we exclusively licensed to Merck a monospecific antibody targeting ILT4 (MK-4830), which Merck advanced in a Phase 2 clinical trial. In 2024 Merck notified us that the further clinical development of MK-4830 will be limited to a neoadjuvant ovarian study of MK-4830 in combination with pembrolizumab and chemotherapy with or without bevacizumab that is ongoing.

In September 2018, we, through our wholly-owned subsidiary, Agenus Royalty Fund, LLC, entered into a royalty purchase agreement (the "XOMA Royalty Purchase Agreement") with XOMA (US) LLC ("XOMA"). Pursuant to the terms of the XOMA Royalty Purchase Agreement, XOMA purchased 33% of all future royalties and 10% of all future milestone payments that we are entitled to receive from Incyte and Merck, net of certain of our obligations to a third party. After taking into account our obligations under the XOMA Royalty Purchase Agreement, as of December 31, 2023, we remain eligible to receive up to $283.5 million in potential development, regulatory and commercial milestones from Incyte.

In December 2018, we entered into collaboration agreements with Gilead for the development and commercialization of up to five novel I-O therapies (the "Gilead Collaboration Agreements"). Gilead received worldwide exclusive rights to our bispecific antibody, AGEN1423, and the exclusive option to license AGEN1223, a bispecific antibody, and AGEN2373, a monospecific antibody. Gilead elected to return AGEN1423 to us in November 2020 and terminated the license agreement. We ceased development of AGEN1223 in the third quarter of 2021, and the option and license agreement for AGEN1223 were formally terminated in October 2021. The AGEN2373 option agreement remains in place, and we are responsible for developing the program until the option decision point. If Gilead exercises the option, we may opt-in to share development and commercialization costs in the United States in exchange for a 50:50 profit (loss) share and revised milestone payments. In March 2022, we received a $5.0 million clinical milestone under the AGEN2373 option agreement. Pursuant to the terms of the AGEN2373 option agreement, we remain eligible to receive a $50.0 million option exercise fee and up to an additional $520.0 million in aggregate milestone payments, as well as royalties on future sales.

In November 2019, we entered into a license agreement with UroGen, granting them an exclusive, worldwide license (not including Argentina, Brazil, Chile, Colombia, Peru, Venezuela and their respective territories and possessions) to develop, manufacture, and commercialize zalifrelimab for the treatment of cancers of the urinary tract via intravesical delivery. We received an upfront payment of $10.0 million and are eligible to receive up to $200.0 million in milestone payments, as well as royalties on future sales.

In June 2020, we entered into a license and collaboration agreement (the "Betta License Agreement") with Betta, pursuant to which we granted Betta an exclusive license to develop, manufacture and commercialize balstilimab and zalifrelimab in Republic of China, Hong Kong, Macau and Taiwan ("Greater China"). Under the terms of the Betta License Agreement, we received $15.0 million upfront and are eligible to receive up to $100.0 million in milestone payments plus royalties on any future sales in Greater China.

In May 2021, we entered into a License, Development, and Commercialization Agreement with BMS for our pre-clinical anti-TIGIT bispecific antibody program, AGEN1777. BMS received an exclusive worldwide license to develop, manufacture, and commercialize AGEN1777 and its derivatives. We retained an option to access the licensed antibodies for use in clinical studies in combination with certain pipeline assets. We received a non-refundable upfront cash payment of $200.0 million and, as of December 31, 2023, are eligible to receive up to $1.32 billion in development, regulatory, and commercial milestone payments, along with tiered royalties. BMS is responsible for all associated costs, and we have the option to co-fund a minority of global development costs in exchange for increased tiered royalties. We also have the option to co-promote AGEN1777 in the U.S. In October 2021, we achieved a $20.0 million milestone upon the dosing of the first patient in the AGEN1777 Phase 1 clinical trial and in December 2023, we announced that the first patient was dosed in an AGEN1777 Phase 2 clinical trial, triggering the achievement of a $25.0 million milestone. We received this milestone in January 2024.

In September 2021, we launched SaponiQx to lead innovation in novel adjuvant discovery and vaccine design, focusing on our saponin-based adjuvants. We are particularly dedicated to the development of the next-generation cultured plant cell QS-21 STIMULON. To support this initiative, we partnered with Ginkgo to develop SaponiQx's saponin products from sustainably sourced raw materials. Our goal is to meet the demands of the vaccine industry, especially for pandemic vaccines.

Our bark extract QS-21 adjuvant is partnered with GSK and plays a vital role in multiple GSK vaccine programs. These programs are at various stages, including GSK's approved shingles and RSV vaccines, SHINGRIX and AREXVY, which received FDA approval in the United States in October 2017 and May 2023, respectively. In January 2018, we entered into a Royalty Purchase Agreement with Healthcare Royalty Partners III, L.P. and certain of its affiliates (together, "HCR"), pursuant to which HCR purchased 100% of our worldwide rights to receive royalties from GSK on GSK's sales of vaccines containing our QS-21 adjuvant. We do not incur clinical development costs for products partnered with GSK. We were also entitled to receive up to $40.35 million in milestone payments from HCR based on sales of GSK's vaccines as follows: (i) $15.1 million upon reaching $2.0 billion last-twelve-months net sales any time prior to 2024 (the "First HCR Milestone") and (ii) $25.25 million upon reaching $2.75 billion last-twelve-months net sales any time prior to 2026 (the "Second HCR Milestone"). We received the First HCR Milestone after GSK's net sales of Shingrix for the twelve months ended December 31, 2019 exceeded $2.0 billion. The Second HCR Milestone was received in 2022 after GSK's net sales of Shingrix for the twelve months ended June 30, 2022 exceeded $2.75 billion.

Our business activities include product research and preclinical and clinical development, intellectual property prosecution, manufacturing, regulatory and clinical affairs, corporate finance and development activities, and support of our collaborations. Our product candidates require successful clinical trials and approvals from regulatory agencies, as well as acceptance in the marketplace. Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing arrangements with academic and corporate collaborators and licensees and by entering into new collaborations.

In October 2021, we completed the initial public offering ("IPO") of MiNK, which trades on the Nasdaq Capital Market under the ticker symbol "INKT". MiNK is a clinical stage biopharmaceutical company focused on developing allogeneic invariant natural killer T ("iNKT") cell therapies to treat cancer and other life-threatening immune diseases. MiNK's most advanced product candidate, agenT-797, is an off-the-shelf, allogeneic, native iNKT cell therapy. Expansion of clinical programs is currently underway, notably a Phase 2 clinical trial in 2L gastric cancer at Memorial Sloan Kettering Cancer Center. MiNK is also evaluating agenT-797 as a variant-agnostic therapy for patients with viral acute respiratory distress syndrome ("ARDS"). In addition to our lead clinical program, MiNK announced a collaboration with ImmunoScape, Inc. ("ImmunoScape") to discover and develop next-generation T-cell receptor therapies against novel targets in solid tumors. MiNK will combine its unique, proprietary library of T cell antigens with ImmunoScape's platform for rapid discovery of novel T cell receptors.

Our common stock is currently listed on The Nasdaq Capital Market under the symbol "AGEN."

Our research and development expenses for the years ended December 31, 2023, 2022, and 2021, were $234.6 million, $186.7 million, and $178.6 million, respectively. We have incurred significant losses since our inception. As of December 31, 2023, we had an accumulated deficit of $1.96 billion. We are likely to continue to incur losses until we become a commercial company generating profits.

Historical Results of Operations

The comparison of 2022 to 2021 results has been omitted from this Form 10-K but can be found in our Form 10-K for the year ended December 31, 2022 – "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" filed on March 16, 2023.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Research and development revenue

We recognized research and development ("R&D") revenue of approximately $38.8 million and $17.0 million during the years ended December 31, 2023 and 2022, respectively. R&D revenues for the year ended December 31, 2023, primarily consisted of a $25.0 milestone earned under our BMS License Agreement and $12.2 million related to the recognition of deferred revenue earned under our Gilead Collaboration Agreements. R&D revenues for the year ended December 31, 2022, primarily consisted of $5.0 million milestone and $9.5 million related to the recognition of deferred revenue, both earned under our Gilead Collaboration Agreements.

Non-cash royalty revenue related to the sale of future royalties

In January 2018, we sold 100% of our worldwide rights to receive royalties from GSK on sales of GSK's vaccines containing our QS-21 STIMULON adjuvant to HCR. As described in Note 19 to our Consolidated Financial Statements, this transaction has been recorded as a liability that amortizes over the estimated life of our Royalty Purchase Agreement with HCR. As a result of this liability accounting, even though the royalties are remitted directly to HCR, we record these royalties from GSK as revenue. Non-cash royalty revenue related to our agreement with GSK increased $69.3 million, to approximately $114.6 million for the year ended December 31, 2023, from $45.3 million for the year ended December 31, 2022, due to increased net sales of GSK's vaccines containing our QS-21 STIMULON adjuvant, including net sales of AREXVY, that GSK launched in 2023.

Royalty sales milestone revenue

We recognized royalty sales milestone revenue of approximately $25.3 million for the year ended December 31, 2022, related to the achievement of the final milestone under our Royalty Purchase Agreement with HCR. This $25.3 million milestone was achieved when sales of GSK's vaccines containing our QS-21 STIMULON exceeded $2.75 billion for the 12 months ended June 30, 2022.

Research and development expense

R&D expense include the costs associated with our internal research and development activities, including compensation and benefits, occupancy costs, clinical manufacturing costs, contract research organization costs, costs of consultants, and related administrative costs. R&D expense increased 26% to $234.6 million for the year ended December 31, 2023 from $186.7 million for the year ended December 31, 2022. Increased R&D expenses in the year ended December 31, 2023 primarily relate to a $44.6 million increase in third-party services and other expenses, largely due to the timing of expenses related to the advancement of our antibody programs, a $3.8 million increase in personnel related expenses, primarily due to increased headcount through the third quarter of 2023 and increased share-based compensation expense, and a $5.7 million increase in depreciation expense, primarily due to our new biologics manufacturing facility. These increases were partially offset by a $0.9 million decrease in other R&D expenses and a $5.4 million decrease in expenses attributable to the activities of our subsidiaries.

General and administrative expense

General and administrative ("G&A") expense consists primarily of personnel costs, facility expenses, and professional fees. G&A expense decreased 3% to $78.7 million for the year ended December 31, 2023 from $81.0 million for the year ended December 31, 2022. Decreased G&A expenses in the year ended December 31, 2023 primarily relate to a $4.5 million decrease in professional fees, primarily due to reduced external legal costs, and a $3.2 million decrease in expenses attributable to the activities of our subsidiaries. These decreases were partially offset by a $4.0 million increase in personnel related expenses, primarily due to increased headcount and increased share-based compensation expense, and a $1.4 million increase in other general and administrative expenses.

Non-operating income

Non-operating income decreased $12.5 million for the year ended December 31, 2023, from income of $12.6 million for the year ended December 31, 2022, to income of $37,000 for the year ended December 31, 2023, primarily due to de minimis activity in 2023, compared to the recognition of a $16.3 million gain on the sale of property, plant and equipment and a $2.8 million gain on the partial forgiveness of a liability, partially offset by a $6.1 million loss on the impairment of lease ROU assets in 2022.

Interest expense, net

Interest expense, net increased to $97.9 million for the year ended December 31, 2023 from $61.9 million for the year ended December 31, 2022, mainly due to increased non-cash interest recorded in connection with our Royalty Purchase Agreement with HCR and increased interest expense recorded in connection with our finance leases, partially offset by increased interest income earned on our cash equivalents and short-term investments.

Inflation

We believe that inflation has not had a material adverse effect on our business, results of operations, or financial condition to date.

Research and Development Programs

For the year ended December 31, 2023, our R&D programs consisted largely of our antibody programs as indicated in the following table (in thousands).

Research and Development Program	Product	For the Year Ended December 31,			Prior to 2021	Total
		2023	2022	2021		
Antibody programs	Various	$ 178,445	$ 133,108	$ 141,266	$ 597,899	$1,050,718
Vaccine adjuvant	QS-21 Stimulon	10,296	10,789	5,912	15,485	42,482
Cell therapies	Various	16,283	24,300	15,507	45,622	101,712
Other research and development programs	Various	29,545	18,494	15,923	461,168	525,130
Total research and development expenses		$ 234,569	$ 186,691	$ 178,608	$1,120,174	1,720,042

Research and development program costs include compensation and other direct costs plus an allocation of indirect costs, based on certain assumptions and our review of the status of each program. Our product candidates are in various stages of development and significant additional expenditures will be required if we start new clinical trials, encounter delays in our programs, apply for regulatory approvals, continue development of our technologies, expand our operations, and/or bring our product candidates to market. The total cost of any particular clinical trial is dependent on a number of factors such as trial design, length of the trial, number of clinical sites, number of patients, and trial sponsorship. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive, and uncertain. Because of the current stage of our product candidates, among other factors, we are unable to reliably estimate the cost of completing our research and development programs or the timing for bringing such programs to various markets or substantial partnering or out-licensing arrangements, and, therefore, when, if ever, material cash inflows are likely to commence.

Product Development Portfolio

Antibody Discovery Platforms and Immunotherapy Programs

Immunotherapies regulate the body's immune response to cancer, and have achieved positive outcomes in a number of cancers that were considered untreatable only a few years ago. Our pipeline includes several classes of immunotherapies:

1. checkpoint inhibitors, which remove the tumor's defenses that evade and suppress the immune system;

2. immune activators, which train and activate a patient's own immune cells for a potent and durable anti-cancer response; and

3. tumor microenvironment ("TME") conditioning agents, which reduce local immune-suppression and attract immune cells to the cancer site.

We possess a suite of antibody discovery platforms that are designed to drive the discovery of future antibody candidates. We are planning to employ a variety of techniques to identify and optimize monospecific and multispecific antibody candidates, internally.

We and our partners currently have multiple antibody programs in pre-clinical or clinical development, which include our next generation anti-CTLA-4 antibody, botensilimab, an IgG1 anti-CTLA-4 antagonist, our anti-PD-1, balstilimab, and anti-CTLA-4, zalifrelimab, programs (both partnered with Betta in Greater China), our anti-CD137 (AGEN2373), which Gilead has an exclusive option to license exclusively, an anti-TIGIT bispecific antibody, AGEN1777, exclusively licensed to BMS, AGEN1571, an ILT2 monospecific antibody, and the following antibody programs both partnered with Incyte: anti-LAG3 (INCAGN2385) and anti-TIM3 (INCAGN2390). For additional information regarding our antibody discovery platforms and immunotherapy programs, please read Part I-Item 1. "Business" of this Annual Report on Form 10-K.

QS-21 STIMULON Adjuvant

QS-21 STIMULON is an adjuvant, which is a substance added to a vaccine or other immunotherapy that is intended to enhance an immune response to the target antigens. QS-21 is a natural product, a triterpene glycoside, or saponin, purified from the bark of the Chilean soapbark tree, Quillaja, and has the ability to stimulate an antibody-mediated immune response and has also been shown to activate cellular immunity. It has become a key component in the development of investigational preventive vaccine adjuvants across a wide variety of diseases. These studies have been carried out by academic institutions and pharmaceutical companies in the United States and internationally. A number of these studies have shown QS-21 to be significantly more effective in stimulating immune responses than aluminum hydroxide or aluminum phosphate, the adjuvants most commonly used in approved vaccines in the United States today. In January 2019, we announced that the Bill & Melinda Gates Foundation awarded us a grant to develop an alternative, plant cell culture-based manufacturing process to ensure the continuous future supply of QS-21 STIMULON adjuvant which our subsidiary, SaponiQx, is pursuing in partnership with Phyton Biotech and Ginkgo Bioworks. For additional information regarding QS-21 STIMULON, please read Part I-Item 1. "Business" of this Annual Report on Form 10-K.

Cell Therapies

Our majority owned subsidiary, MiNK, is a focused on developing allogeneic invariant natural killer T ("iNKT") cell therapies to treat cancer and other immune-mediated diseases. iNKTs have a dual-mechanism of action with an internal targeting and homing device that modulates both arms of immunity, innate and adaptive. iNKTs combine the killing features of natural killer cells with the durable memory response of T cells. iNKT cells have been demonstrated to be highly effective in treating solid tumor cancers in their native form and MiNK has demonstrated that these cells can be further engineered or edited for super-targeting. For additional information regarding iNKT cell therapies, please read Part I-Item 1. "Business" of this Annual Report on Form 10-K.

Liquidity and Capital Resources

We have incurred annual operating losses since inception, and we had an accumulated deficit of $1.96 billion as of December 31, 2023. We expect to incur significant losses over the next several years as we continue development of our technologies and product candidates, manage our regulatory processes, initiate and continue clinical trials, and prepare for potential commercialization of products. To date, we have financed our operations primarily through corporate partnerships, advance royalty sales and the issuance of equity. From our inception through December 31, 2023, we have raised aggregate net proceeds of approximately $1.9 billion through the sale of common and preferred stock, the exercise of stock options and warrants, proceeds from our Employee Stock Purchase Plan, royalty monetization transactions, and the issuance of convertible and other notes.

We maintain an effective registration statement (the "Registration Statement"), covering common stock, preferred stock, warrants, debt securities and units. The Registration Statement includes prospectuses covering the offer, issuance and sale of up to 184.6 million shares of our common stock from time to time in "at-the-market offerings" pursuant to an At Market Issuance Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc. as our sales agent. We sold approximately 84.4 million and 24.0 million shares of our common stock pursuant to the Sales Agreement during the year ended December 31, 2023 and the period of January 1, 2024 through March 8, 2024, respectively, and received aggregate net proceeds totaling $149.8 million. As of March 8, 2024, approximately 134.5 million shares remained available for sale under the Sales Agreement.

We have funded our operations largely from cash received from partners, royalty financing transactions and equity offerings. We transact at-the-market sales from time to time in order to manage our cash balances to make sure cash balances do not drop below a certain level based on our anticipated uses of cash. We execute at-the-market offerings based on market conditions and our stock price. We do not have in place a program whereby at-the-market offerings are executed automatically based on our trading volume.

As of December 31, 2023, we had debt outstanding of $13.1 million in principal. In November 2022, we amended all of the outstanding 2015 Subordinated Notes, extending the due date by two years to February 2025.

Our cash, cash equivalents and short-term investments at December 31, 2023 were $76.1 million, a decrease of $117.2 million from December 31, 2022. Cash and cash equivalents of our subsidiary, MiNK, at September 30, 2023, were $6.4 million. MiNK cash can only be accessed by Agenus through a declaration of a dividend by the MiNK Board of Directors or through settlement of intercompany balances.

We have financed our operations through income and revenues generated from corporate partnerships, advance royalty sales and proceeds from equity issuances. Based on our current plans and projections, we believe that our cash resources of $76.1 million as of December 31, 2023, plus the milestone payment received in the first quarter of 2024, as well as additional funding we may receive from multiple sources, including out-licensing and/or partnering opportunities and the sale of non-strategic assets, and the repayment of our subordinated notes, will be sufficient to satisfy our liquidity requirements through the end of the year and into 2025.

We are in discussions to sell, or use as collateral for financing, two non-strategic assets. We are also in discussions for a potential structured financing for botensilimab/balstilimab, as well as a potential corporate collaboration with a large pharma or biotech company. These transactions could further extend our cash resources. However, because the completion of such transactions is not entirely within our control, in accordance with accounting guidance we are required to disclose that substantial doubt exists about our ability to continue as a going concern for a period of one year after the date of filing of this Annual Report on Form 10-K. The financial statements have been prepared on a basis that assumes Agenus will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Management continues to address the Company's liquidity position and has the flexibility to adjust spending as needed in order to preserve liquidity. In August 2023, we prioritized and focused our resources to accelerate the development, registration, and commercialization of our lead asset postponing all preclinical and other clinical programs and reducing our workforce by approximately 25%. Our CEO, Dr. Garo Armen has elected to receive his base salary and any potential bonus payments in stock rather than cash. We continuously evaluate the likelihood of success of our programs. As such, our decisions to continue to fund or eliminate funding of each of our programs are predicated on these determinations, on an ongoing basis. We expect our sources of funding to include payments from current collaborations which include milestones and royalty payments from companies, including BMS, UroGen, Gilead, and Incyte; out-licensing and/or partnering opportunities for our portfolio programs and product candidates with multiple parties; additional third-party agreements; asset sales; royalty monetization; project financing, and/or sales of equity securities.

Our future cash requirements include, but are not limited to, supporting clinical trial and regulatory efforts and continuing our other research and development programs. Since inception, we have entered into various cancellable agreements with contract manufacturers, institutions, and clinical research organizations (collectively "third party providers") to perform pre-clinical activities and to conduct and monitor our clinical studies. Under these agreements, subject to the enrollment of patients and performance by the applicable third-party provider, we have estimated our total payments to be $645.4 million over the term of the related activities. Through December 31, 2023, we have expensed $552.3 million as research and development expenses and $507.0 million has been paid under these agreements. The timing of expense recognition and future payments related to these agreements is subject to the enrollment of patients and performance by the applicable third-party provider. We plan to enter into additional agreements with third party providers and we anticipate significant additional expenditures will be required to initiate and advance our various programs.

Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing collaboration arrangements with academic and collaboration partners and licensees and by entering into new collaborations. As a result of our collaboration agreements, we will not completely control the efforts to attempt to bring those product candidates to market.

Net cash used in operating activities for the years ended December 31, 2023 and 2022 was $224.2 million and $175.4 million, respectively. Our future ability to generate cash from operations will depend on achieving regulatory approval and market acceptance of our product candidates, achieving benchmarks as defined in existing collaboration agreements, and our ability to enter into new collaborations. Please see the "Note Regarding Forward-Looking Statements" of this Annual Report on Form 10-K and the risks highlighted under Part I-Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

The table below summarizes our material cash requirements from known contractual and other obligations as of December 31, 2023 (in thousands).

			Payments by Period		
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt (1)	$ 14,384	$ 1,242	$ 13,142	$ —	$ —
Operating leases (2)	119,297	9,887	19,948	20,546	68,916
Finance leases (3)	16,559	11,669	4,831	59	—
Total	$ 150,240	$ 22,798	$ 37,921	$ 20,605	$ 68,916

(1)   Includes fixed interest payments. See Note 18 of the notes to our consolidated financial statements contained elsewhere in this Annual Report on Form 10-K for further description of our debt.

(2)   The leases for our properties expire at various times between 2025 and 2036.

Critical Accounting Policies and Estimates

The SEC defines "critical accounting policies" as those that require the application of management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base those estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

The following listing is not intended to be a comprehensive list of all of our accounting policies. Our significant accounting policies are described in Note 2 of the notes to our consolidated financial statements contained elsewhere in this Annual Report on Form 10-K. In many cases, the accounting treatment of a particular transaction is dictated by U.S. generally accepted accounting principles, with no need for our judgment in its application. There are also areas in which our judgment in selecting an available alternative would not produce a materially different result. We have identified the following as a critical accounting policy.

Non-cash Interest Expense on Liability Related to Sale of Future Royalties

In January 2018 we entered into the HCR Royalty Purchase Agreement with HCR. Pursuant to the terms of the HCR Royalty Purchase Agreement, we sold to HCR 100% of our worldwide rights to receive royalties from GSK on sales of GSK's vaccines containing our QS-21 STIMULON adjuvant. Although we sold all of our rights to receive royalties on sales of GSK's vaccines containing QS-21, as a result of our obligation to HCR, we recorded the proceeds from this transaction as a liability on our consolidated balance sheet that will be amortized using the interest method over the estimated life of the HCR Royalty Purchase Agreement. As a result, we impute interest on the transaction and record non-cash interest expense at the estimated interest rate. Our estimate of the interest rate under the agreement is based on the amount of royalty payments to be received by HCR over the life of the arrangement. We periodically assess the expected royalty payments to HCR from GSK using a combination of historical results and forecasts from market data sources. To the extent such payments are greater or less than our initial estimates or the timing of such payments is materially different than our original estimates, we will prospectively adjust the amortization of the liability. There are a number of factors that could materially affect the amount and timing of royalty payments from GSK, all of which are not within our control. Such factors include, but are not limited to, changing standards of care, the introduction of competing products, manufacturing or other delays, biosimilar competition, patent protection, adverse events that result in governmental health authority imposed restrictions on the use of the drug products, significant changes in foreign exchange rates, and other events or circumstances that could result in reduced royalty payments from GSK, all of which would result in a reduction of non-cash royalty revenues and the non-cash interest expense over the life of the HCR Royalty Purchase Agreement. Conversely, if sales of GSK's vaccines containing QS-21 are more than expected, the non-cash royalty revenues and the non-cash interest expense recorded by us would be greater over the life of the HCR Royalty Purchase Agreement.

Recent Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements included within Item 8 of this Annual Report on Form 10-K for a description of recent accounting pronouncements applicable to our business.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our primary market risk exposure is foreign currency exchange rate risk. International revenues and expenses are generally transacted by our foreign subsidiaries and are denominated in local currency. Approximately 1.0% and 1.7% of our cash used in operations for the years ended December 31, 2023 and 2022, respectively, was from our foreign subsidiaries. We are exposed to foreign currency exchange rate fluctuation risk related to our transactions denominated in foreign currencies. We do not currently employ specific strategies, such as the use of derivative instruments or hedging, to manage these exposures. Our currency exposures vary but are primarily concentrated in the British Pound, Euro, and Swiss Franc, in large part due to our subsidiaries, Agenus UK Limited and AgenTus Therapeutics Limited, both with operations in England, AgenTus Therapeutics SA, a company formerly with operations in Belgium, and Agenus Switzerland a company formerly with operations in Switzerland.

We had cash, cash equivalents and short-term investments at December 31, 2023 of $76.1 million, which are exposed to the impact of interest and foreign currency exchange rate changes, and our interest income fluctuates as interest rates change. Additionally, in the normal course of business, we are exposed to fluctuations in interest rates as we seek debt financing and invest excess cash. Due to the short-term nature of our investments in money market funds, our carrying value approximates the fair value of these investments at December 31, 2023, however, we are subject to investment risk.

We invest our cash and cash equivalents in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs, and maximize yields. We review our investment policy periodically and amend it as deemed necessary. Currently, the investment policy prohibits investing in any structured investment vehicles and asset-backed commercial paper. Although our investments are subject to credit risk, our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer, or type of investment. We do not invest in derivative financial instruments. Accordingly, we do not believe that there is currently any material market risk exposure with respect to derivatives or other financial instruments that would require disclosure under this item.

Item 8.   *Financial Statements and Supplementary Data*

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm 79
Consolidated Balance Sheets.. 80
Consolidated Statements of Operations and Comprehensive Loss 81
Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit).. 82
Consolidated Statements of Cash Flows 85
Notes to Consolidated Financial Statements 88

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Agenus Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Agenus Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency and has debt coming due in the lookforward period that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ KPMG LLP

We have served as the Company's auditor since 1997.

Boston, Massachusetts
March 14, 2024

AGENUS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share amounts)

	December 31, 2023	December 31, 2022
ASSETS		
Cash and cash equivalents	$ 76,110	$ 178,674
Short-term investments	—	14,684
Accounts receivable	25,836	2,741
Prepaid expenses	8,098	13,829
Other current assets	2,372	3,194
Total current assets	112,416	213,122
Property, plant and equipment, net of accumulated amortization and depreciation of $61,943 and $54,075 at December 31, 2023 and 2022, respectively	133,421	133,017
Operating lease right-of-use assets	29,606	31,269
Goodwill	24,723	25,467
Acquired intangible assets, net of accumulated amortization of $17,688 and $16,148 at December 31, 2023 and 2022, respectively	4,411	6,228
Other long-term assets	9,336	4,453
Total assets	$ 313,913	$ 413,556
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT		
Current portion, long-term debt	$ 146	$ 575
Current portion, liability related to sale of future royalties and milestones	132,502	83,510
Current portion, deferred revenue	18	12,269
Current portion, operating lease liabilities	2,587	1,943
Accounts payable	61,446	40,939
Accrued liabilities	45,283	38,259
Other current liabilities	13,915	11,457
Total current liabilities	255,897	188,952
Long-term debt, net of current portion	12,768	12,584
Liability related to sale of future royalties and milestones, net of current portion	124,556	187,753
Deferred revenue, net of current portion	1,143	1,143
Operating lease liabilities, net of current portion	62,511	63,326
Other long-term liabilities	5,420	14,700
Commitments and contingencies (Note 21)		
STOCKHOLDERS' DEFICIT		
Preferred stock, par value $0.01 per share; 5,000,000 shares authorized:		
Series A-1 convertible preferred stock; 31,620 shares designated, issued, and outstanding at December 31, 2023 and 2022; liquidation value of $33,886 and $33,673 at December 31, 2023, and 2022, respectively	0	0
Common stock, par value $0.01 per share; 800,000,000 shares authorized at December 31, 2023 and 2022; 394,373,240 shares and 305,573,397 shares issued at December 31, 2023 and 2022, respectively	3,944	3,056
Additional paid-in capital	1,792,348	1,644,658
Accumulated other comprehensive (loss) income	(955)	915
Accumulated deficit	(1,955,668)	(1,709,907)
Total stockholders' deficit attributable to Agenus Inc.	(160,331)	(61,278)
Non-controlling interest	11,949	6,376
Total stockholders' deficit	(148,382)	(54,902)
Total liabilities, convertible preferred stock and stockholders' deficit	$ 313,913	$ 413,556

See accompanying notes to consolidated financial statements.

AGENUS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2023, 2022, and 2021
(Amounts in thousands, except per share amounts)

		2023		2022		2021
Revenue:						
Research and development	$	38,764	$	16,975	$	244,422
Service revenue		2,978		10,514		6,704
Royalty sales milestone		—		25,250		—
Other revenue		—		—		184
Non-cash revenue related to the sale of future royalties		114,572		45,285		44,355
Total revenues		156,314		98,024		295,665
Operating expenses:						
Cost of service revenue		(3,111)		(10,568)		(3,470)
Research and development		(234,569)		(186,691)		(178,608)
General and administrative		(78,739)		(81,007)		(76,359)
Contingent purchase price consideration fair value adjustment		556		815		(11,481)
Operating income (loss)		(159,549)		(179,427)		25,747
Other income (expense):						
Gain on extinguishment of debt		—		—		6,197
Loss on modification of debt		—		(1,937)		—
Non-operating income		37		12,571		5,051
Interest expense, net		(97,925)		(61,863)		(65,719)
Net loss		(257,437)		(230,656)		(28,724)
Dividends on Series A-1 convertible preferred stock		(213)		(212)		(211)
Less: net loss attributable to non-controlling interest		(11,676)		(10,582)		(4,798)
Net loss attributable to Agenus Inc. common stockholders	$	(245,974)	$	(220,286)	$	(24,137)
Per common share data:						
Basic and diluted net loss attributable to Agenus Inc. common stockholders	$	(0.69)	$	(0.78)	$	(0.11)
Weighted average number of Agenus Inc. common shares outstanding:						
Basic and diluted		357,889		281,743		228,919
Other comprehensive loss:						
Foreign currency translation loss	$	(1,870)	$	(577)	$	(1,280)
Other comprehensive loss		(1,870)		(577)		(1,280)
Comprehensive loss	$	(247,844)	$	(220,863)	$	(25,417)

See accompanying notes to consolidated financial statements.

AGENUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2023, 2022, and 2021

(Amounts in thousands)

	Series C-1 Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Accumulated Deficit	Total
	Number of Shares	Amount	Number of Shares	Par Value	Number of Shares	Par Value		Number of Shares	Amount				
Balance at December 31, 2020	12	$ 26,917	32	$ 0	196,093	$ 1,961	$ 1,257,502	—	$ —	$ 2,772	$ (7,826)	$ (1,465,907)	(211,498)
Net loss	—	—	—	—	—	—	—	—	—	—	(4,798)	(23,926)	(28,724)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(1,280)	—	—	(1,280)
Share-based compensation	—	—	—	—	—	—	17,514	—	—	—	1,620	—	19,134
Vesting of nonvested shares	—	—	—	—	246	2	(2)	—	—	—	—	—	—
Shares sold at the market	—	—	—	—	44,234	442	197,206	—	—	—	—	—	197,648
Conversion of series C-1 convertible preferred stock	(12)	(26,917)	—	—	12,459	125	26,792	—	—	—	—	—	26,917
Issuance of subsidiary shares to noncontrolling interest	—	—	—	—	—	—	6,757	—	—	—	3,243	—	10,000
Sale of subsidiary shares in an initial public offering	—	—	—	—	—	—	1,767	—	—	—	21,230	—	22,997
Issuance of warrants	—	—	—	—	—	—	70	—	—	—	—	—	70
Payment of CEO payroll in shares	—	—	—	—	46	1	170	—	—	—	—	—	171
Issuance of shares for services	—	—	—	—	47	1	215	—	—	—	—	—	216
Exercise of stock options and employee share purchases	—	—	—	—	2,744	27	9,105	—	—	—	—	—	9,132
Issuance of shares for employee bonuses	—	—	—	—	1,580	16	3,116	(550)	(1,654)	—	—	—	1,478
Retirement of treasury shares	—	—	—	—	(550)	(6)	—	550	1,654	—	—	—	1,648
Balance at December 31, 2021	—	$ —	32	$ 0	256,899	$ 2,569	$ 1,520,212	—	$ —	1,492	$ 13,469	$ (1,489,833)	$ 47,909

See accompanying notes to consolidated financial statements.

AGENUS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
(Continued)
For the Years Ended December 31, 2023, 2022, and 2021
(Amounts in thousands)

	Series C-1 Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Accumulated Deficit	Total
	Number of Shares	Amount	Number of Shares	Par Value	Number of Shares	Par Value		Number of Shares	Amount				
Net loss	—	$ —	—	$ —	—	$ —	$ —	—	$ —	$ —	$ (10,582)	$ (220,074)	$(230,656)
Other comprehensive loss										(577)			(577)
Share-based compensation							15,200				3,195		18,395
Vesting of nonvested shares					230	2	(2)						—
Shares sold at the market					45,142	451	98,760						99,211
Issuance of warrants							2,332						2,332
Issuance of shares for services					45	1	137						138
Issuance of director deferred shares					5		19						19
Exercise of stock options and employee share purchases					430	4	894						898
Issuance of shares for milestone achievement					180	2	498						500
Issuance of subsidiary shares for employee bonus					-						294		294
Issuance of shares for employee bonuses					4,090	41	6,608	(1,447)	(3,632)				3,017
Retirement of treasury shares					(1,447)	(14)		1,447	3,632				3,618
Balance at December 31, 2022	—	$ —	32	$ 0	305,574	$ 3,056	$ 1,644,658	—	$ —	915	6,376	$ (1,709,907)	$ (54,902)

See accompanying notes to consolidated financial statements.

AGENUS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
(Continued)
For the Years Ended December 31, 2023, 2022, and 2021
(Amounts in thousands)

	Series C-1 Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Accumulated Deficit	Total
	Number of Shares	Amount	Number of Shares	Par Value	Number of Shares	Par Value		Number of Shares	Amount				
Net loss	—	$ —	—	$ —	—	$ —	$ —	—	$ —	$ —	$ (11,676)	$ (245,761)	$(257,437)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(1,870)	—	—	(1,870)
Share-based compensation	—	—	—	—	—	—	18,526	—	—	—	3,825	—	22,351
Shares sold at the market	—	—	—	—	84,425	844	132,313	—	—	—	—	—	133,157
Payment of CEO payroll in shares	—	—	—	—	167	2	144	—	—	—	—	—	146
Issuance of director deferred shares	—	—	—	—	250	3	980	—	—	—	—	—	983
Issuance of shares for services	—	—	—	—	391	4	686	—	—	—	—	—	690
Vesting of nonvested shares	—	—	—	—	96	1	(1)	—	—	—	—	—	—
Exercise of stock options and employee share purchases	—	—	—	—	496	5	731	—	—	—	71	—	807
MiNK stock dividend	—	—	—	—	—	—	(14,888)	—	—	—	14,888	—	—
MiNK stock purchases	—	—	—	—	—	—	1,940	—	—	—	(2,546)	—	(606)
Issuance of subsidiary shares for employee bonus	—	—	—	—	—	—	—	—	—	—	1,011	—	1,011
Issuance of shares for employee bonus	—	—	—	—	4,644	46	7,259	(17)	(4,072)	—	—	—	3,233
Retirement of treasury shares	—	—	—	—	(1,669)	(17)	—	17	4,072	—	—	—	4,055
Balance at December 31, 2023	—	$ —	32	$ 0	394,374	$ 3,944	$ 1,792,348	—	$ -	(955)	$ 11,949	$ (1,955,668)	$ (148,382)

See accompanying notes to consolidated financial statements.

AGENUS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023, 2022, and 2021
(Amounts in thousands, except per share amounts)

		2023		2022		2021
Cash flows from operating activities:						
Net loss	$	(257,437)	$	(230,656)	$	(28,724)
Adjustments to reconcile net loss to net cash used in operating activities:						
Depreciation and amortization		13,588		6,946		6,788
Share-based compensation		22,869		18,337		19,577
Non-cash royalty revenue		(114,572)		(45,285)		(44,355)
Non-cash interest expense		100,551		62,955		64,619
Gain on sale or disposal of assets, net		(1,408)		(16,196)		(3,301)
Loss on impairment of assets		—		6,111		—
Gain on partial forgiveness of liability		—		(2,791)		—
Loss on modification of debt		—		1,937		—
Gain on extinguishment of debt		—		—		(6,197)
Change in fair value of contingent obligations		(556)		(815)		11,481
Other, net		2,007		—		—
Changes in operating assets and liabilities:						
Accounts receivable		(23,461)		122		(394)
Prepaid expenses		6,032		11,865		(5,129)
Accounts payable		21,366		6,494		10,824
Deferred revenue		(12,249)		(10,368)		(21,832)
Accrued liabilities and other current liabilities		20,613		2,034		(1,062)
Other operating assets and liabilities		(1,545)		13,937		7,850
Net cash provided by (used in) operating activities		(224,202)		(175,373)		10,145
Cash flows from investing activities:						
Proceeds from sale of property, plant and equipment		3,363		21,998		5,656
Purchases of property, plant and equipment		(9,954)		(53,062)		(33,814)
Purchases of available-for-sale securities		(14,647)		(24,629)		(14,992)
Proceeds from sale of available-for-sale securities		30,000		25,000		—
Purchase of long-term investment		(5,396)		—		—
Proceeds from sale of long-term investment		34		—		—
Cash paid for business acquisition, net		—		(2,917)		—
Net cash provided by (used in) investing activities		3,400		(33,610)		(43,150)
Cash flows from financing activities:						
Net proceeds from sale of equity		133,157		99,211		197,648
Net proceeds from sale of subsidiary shares in an initial public offering		—		—		22,997
Proceeds from employee stock purchases and option exercises		807		898		9,132
Purchase of treasury shares to satisfy tax withholdings		(4,566)		(3,789)		(1,654)
Purchase of subsidiary shares		(606)		—		—
Payment of contingent purchase price consideration		—		—		(1,542)
Repayments of debt		—		—		(462)
Payment of finance lease obligations		(8,926)		(490)		(855)
Net cash provided by financing activities		119,866		95,830		225,264
Effect of exchange rate changes on cash		(628)		(104)		(164)
Net (decrease) increase in cash, cash equivalents and restricted cash		(101,564)		(113,257)		192,095
Cash, cash equivalents and restricted cash, beginning of period		181,343		294,600		102,505
Cash, cash equivalents and restricted cash, end of period	$	79,779	$	181,343	$	294,600
Supplemental cash flow information:						
Cash paid for interest	$	3,168	$	1,143	$	1,152
Supplemental disclosures - non-cash activities:						
Purchases of plant and equipment in accounts payable and accrued liabilities	$	—	$	4,580	$	5,363
Conversion of series C-1 convertible preferred stock to common stock, $0.01 par value		—		—		26,917
Issuance of common stock, $0.01 par value, for payment of certain employee bonuses		7,288		6,635		3,126
Issuance of common stock, $0.01 par value, in connection with payment for services		690		138		216
Issuance of common stock, $0.01 par value, for milestone achievement		—		500		—
Issuance of common stock, $0.01 par value, in connection with business acquisition		—		—		—
Issuance of subsidiary shares for employee bonus		1,011		294		—
Issuance of subsidiary shares to noncontrolling interest		—		—		10,000
Insurance financing agreements		707		1,377		1,630
Lease right-of-use assets obtained in exchange for new operating lease liabilities		318		9,206		1,649
Lease right-of-use assets obtained in exchange for new finance lease liabilities		4,812		25,027		762

See accompanying notes to consolidated financial statements.

AGENUS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business

Agenus Inc. (including its subsidiaries, collectively referred to as "Agenus," the "Company," "we," "us," and "our") is a leading clinical-stage biotechnology company developing therapies targeting cancer with a robust pipeline of immunological agents. Our mission is to expand patient populations benefiting from cancer immunotherapy through combination approaches, using a broad repertoire of antibody therapeutics, adoptive cell therapies (through our subsidiary MiNK Therapeutics, Inc. ("MiNK")), and vaccine adjuvants (through our subsidiary SaponiQx, Inc. ("SaponiQx")). We believe that combination therapies and a deep understanding of each patient's cancer will significantly expand the patient population benefiting from immuno-oncology ("I-O") treatments.

In addition to our diverse pipeline, we have established fully integrated capabilities encompassing novel target discovery, antibody generation, cell line development, and current good manufacturing practice ("cGMP") manufacturing. We believe these integrated capabilities enable us to develop and, if approved, commercialize novel candidates on accelerated timelines compared to industry standards. Through independent development and strategic partnerships, we leverage our scientific expertise and capabilities to drive innovation in the I-O field.

Our I-O portfolio is driven by several platforms and programs, which we plan to utilize individually and in combination:

- Multiple antibody discovery platforms, including proprietary display technologies, to identify future antibody candidates.
- Antibody candidate programs, including our lead assets, botensilimab (a multifunctional immune cell activator and human Fc-enhanced cytotoxic T-lymphocyte antigen 4 (CTLA-4) blocking antibody, also known as AGEN1811) and balstilimab (a programmed death receptor-1 (PD-1) blocking antibody).
- Our saponin-based vaccine adjuvant platform, primarily centered around our STIMULON™ cultured plant cell ("cpc") QS-21 adjuvant ("STIMULON cpcQS-21").
- A pipeline of novel allogeneic invariant natural killer T cell therapies for treating cancer and other immune-mediated diseases, controlled by MiNK.

Our business activities include product research, preclinical and clinical development, intellectual property prosecution, manufacturing, regulatory and clinical affairs, corporate finance and development activities, and support of our collaborations. Our product candidates require successful clinical trials and approvals from regulatory agencies, as well as acceptance in the marketplace. Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing arrangements with academic and corporate collaborators and licensees and by entering into new collaborations.

Our cash, cash equivalents and short-term investments at December 31, 2023 were $76.1 million, a decrease of $117.2 million from December 31, 2022. Cash and cash equivalents of our subsidiary, MiNK, at September 30, 2023, were $6.4 million. MiNK cash can only be accessed by Agenus through a declaration of a dividend by the MiNK Board of Directors or through settlement of intercompany balances.

We have incurred significant losses since our inception. As of December 31, 2023, we had an accumulated deficit of $1.96 billion and $13.0 million of subordinated notes maturing in February 2025. We have financed our operations through income and revenues generated from corporate partnerships, advance royalty sales and proceeds from equity issuances. Based on our current plans and projections, we believe that our cash resources of $76.1 million at December 31, 2023, plus the milestone payment received in the first quarter of 2024, as well as additional funding we may receive from multiple sources, including out-licensing and/or partnering opportunities and the sale of non-strategic assets, and the repayment of our subordinated notes, will be sufficient to satisfy our liquidity requirements through the end of the year and into 2025.

We are in discussions to sell, or use as collateral for financing, two non-strategic assets. We are also in discussions for a potential structured financing for botensilimab/balstilimab, as well as a potential corporate collaboration with a large pharma or biotech company. These transactions could further extend our cash resources. However, because the completion of such transactions is not entirely within our control, in accordance with accounting guidance we are required to disclose that substantial doubt exists about our ability to continue as a going concern for a period of one year after the date of filing of this Annual Report on Form 10-K. The financial statements have been prepared on a basis that assumes Agenus will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Management continues to address the Company's liquidity position and has the flexibility to adjust spending as needed in order to preserve liquidity. In August 2023, we prioritized and focused our resources to accelerate the development, registration, and commercialization of our lead asset postponing all preclinical and other clinical programs and reducing our workforce by approximately 25%. Our CEO, Dr. Garo Armen has elected to receive his base salary and any potential bonus payments in stock rather than cash. We continuously evaluate the likelihood of success of our programs. As such, our decisions to continue to fund or eliminate

funding of each of our programs are predicated on these determinations, on an ongoing basis. We expect our sources of funding to include payments from current collaborations which include milestones and royalty payments from companies, including Bristol-Myers Squibb Company, UroGen Pharma Ltd., Gilead Sciences, Inc., and Incyte Corporation; out-licensing and/or partnering opportunities for our portfolio programs and product candidates with multiple parties; additional third-party agreements; asset sales; royalty monetization; project financing, and/or sales of equity securities.

Research and development program costs include compensation and other direct costs plus an allocation of indirect costs, based on certain assumptions, and our review of the status of each program. Our product candidates are in various stages of development and significant additional expenditures will be required if we start new trials, encounter delays in our programs, apply for regulatory approvals, continue development of our technologies, expand our operations, and/or bring our product candidates to market. The eventual total cost of each clinical trial is dependent on a number of factors such as trial design, length of the trial, number of clinical sites, and number of patients. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive, and uncertain. Because many of our antibody programs are early stage, and because any further development is dependent on clinical trial results, among other factors, we are unable to reliably estimate the cost of completing our research and development programs or the timing for bringing such programs to various markets or substantial partnering or out-licensing arrangements, and, therefore, when, if ever, material cash inflows are likely to commence. We will continue to adjust our spending as needed in order to preserve liquidity.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Agenus and our subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Non-controlling interest in the consolidated financial statements represents the portion of two of our subsidiaries not 100% owned by Agenus. Refer to Note 12 for additional detail.

In the year ended December 31, 2023, we deconsolidated certain foreign subsidiaries and recognized a gain of approximately $132,000, included in "Other income (expense)" on our consolidated statements of operations and comprehensive loss.

(b) Segment Information

We are managed and currently operate as four segments. However, we have concluded that our operating segments meet the criteria required by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 280, *Segment Reporting* to be aggregated into one reportable segment. Our operating segments have similar economic characteristics and are similar with respect to the five qualitative characteristics specified in ASC 280. Accordingly, we do not have separately reportable segments as defined by ASC 280.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We base those estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

We consider all highly liquid investments purchased with maturities at acquisition of three months or less to be cash equivalents. Cash equivalents consist primarily of money market funds and U.S. Treasury Bills.

(e) Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, investments, and accounts receivable. We invest our cash, cash equivalents and short-term investments in accordance with our investment policy, which specifies high credit quality standards and limits the amount of credit exposure from any single issue, issuer, or type of investment. We carry balances in excess of federally insured levels; however, we have not experienced any losses to date from this practice.

(f) Accounts Receivable

Accounts receivable are amounts due from our collaboration partners and customers as a result of research and development and other services provided, as well as the shipment of clinical product. We considered the need for an allowance for doubtful accounts and have concluded that no allowance was needed as of December 31, 2023 and 2022, as the estimated risk of loss on our accounts receivable was determined to be minimal.

(g) Property, Plant and Equipment

Property, plant and equipment, including software developed for internal use, are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed over the shorter of the lease term or estimated useful life of the asset. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred. Amortization and depreciation of plant and equipment was $11.9 million, $4.7 million, and $4.6 million, for the years ended December 31, 2023, 2022, and 2021, respectively.

Construction in progress represents direct and indirect construction costs for leasehold improvements and costs of acquisition and installation of equipment. Amounts classified as construction in progress are transferred to their respective property and equipment account when the activities necessary to prepare the assets for their intended use are completed and the assets are placed in service. Depreciation is not recorded for assets classified as construction in progress.

(h) Fair Value of Financial Instruments

The estimated fair values of all our financial instruments approximate their carrying amounts in the consolidated balance sheets. The fair value of our outstanding debt is based on a present value methodology. The outstanding principal amount of our debt, including the current portion, was $13.1 million and $13.6 million at December 31, 2023 and 2022, respectively.

(i) Revenue Recognition

We account for revenue in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

For the years ended December 31, 2023, 2022 and 2021, 73%, 72% and 74%, respectively, of our revenue was earned from one collaboration partner.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which we expect to be entitled to receive in exchange for these goods and services. To achieve this core principle, we apply the following five steps:

1) Identify the contract with the customer

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party's rights regarding the goods or services to be transferred and identifies the related payment terms, (ii) the contract has commercial substance, and (iii) the Company determines that collection of substantially all consideration for goods and services that are transferred is probable based on the customer's intent and ability to pay the promised consideration. The Company applies judgment in determining the customer's intent and ability to pay, which is based on a variety of factors including the customer's historical payment experience, or in the case of a new customer, published credit and financial information pertaining to the customer.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other available resources, and are distinct in the context of the contract, whereby the transfer of the good or service is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods and services, the Company must apply judgment to determine whether promised goods and services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised goods and services are accounted for as a combined performance obligation.

3) Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods and services to the customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Any estimates, including the effect of the constraint on variable consideration, are evaluated at each reporting period for any changes. Determining the transaction price requires significant judgment, which is discussed in further detail for each of the Company's contracts with customers in Note 15.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative stand-alone selling price basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct service that forms part of a single performance obligation. The consideration to be received is allocated among the separate performance obligations based on relative stand-alone selling prices. Determining the amount of the transaction price to allocate to each separate performance obligation requires significant judgement, which is discussed in further detail for each of the Company's contracts with customers in Note 15.

5) Recognize revenue when or as the Company satisfies a performance obligation

The Company satisfies performance obligations either over time or at a point in time. Revenue is recognized over time if either 1) the customer simultaneously receives and consumes the benefits provided by the entity's performance, 2) the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or 3) the entity's performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date. If the entity does not satisfy a performance obligation over time, the related performance obligation is satisfied at a point in time by transferring the control of a promised good or service to a customer. Examples of control are using the asset to produce goods or services, enhance the value of other assets, settle liabilities, and holding or selling the asset. ASC 606 requires the Company to select a single revenue recognition method for the performance obligation that faithfully depicts the Company's performance in transferring control of the goods and services. The guidance allows entities to choose between two methods to measure progress toward complete satisfaction of a performance obligation:

1. Output methods - recognize revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract (e.g. surveys of performance completed to date, appraisals of results achieved, milestones reached, time elapsed, and units of produced or units delivered); and

2. Input methods - recognize revenue on the basis of the entity's efforts or inputs to the satisfaction of a performance obligation (e.g., resources consumed, labor hours expended, costs incurred, or time elapsed) relative to the total expected inputs to the satisfaction of that performance obligation.

Licenses of intellectual property: If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, up-front fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone payments: At the inception of each arrangement that includes development, regulatory or commercial milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price. ASC 606 suggests two alternatives to use when estimating the amount of variable consideration: the expected value method and the most likely amount method. Under the expected value method, an entity considers the sum of probability-weighted amounts in a range of possible consideration amounts. Under the most likely amount method, an entity considers the single most likely amount in a range of possible consideration amounts. Whichever method is used, it should be consistently applied throughout the life of the contract; however, it is not necessary for the Company to use the same approach for all contracts. The Company uses the most likely amount method for development and regulatory milestone payments. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis. The Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability or achievement of each such milestone and any related constraint, and if necessary, adjusts its estimates of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Up-front Fees: Depending on the nature of the agreement, up-front payments and fees may be recorded as deferred revenue upon receipt or when due and may require deferral of revenue recognition to a future period until the Company performs its obligations under these arrangements. Amounts payable to the Company are recorded as accounts receivable when the Company's right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

(j) Foreign Currency Transactions

Gains and losses from our foreign currency-based accounts and transactions, such as those resulting from the translation and settlement of receivables and payables denominated in foreign currencies, are included in the consolidated statements of operations within other income (expense). We recorded a foreign currency loss of $0.1 million for the year ended December 31, 2023, a foreign currency loss of $0.4 million for the year ended December 31, 2022, and a foreign currency gain of $1.0 million for the year ended December 31, 2021.

(k) Research and Development

Research and development expenses include the costs associated with our internal research and development activities, including salaries and benefits, share-based compensation, occupancy costs, clinical manufacturing costs, related administrative costs, and research and development conducted for us by outside advisors, such as sponsored university-based research partners and clinical study partners. We account for our internally managed clinical study costs by estimating the total cost to treat a patient in each clinical trial and recognizing this cost based on estimates of when the patient receives treatment, beginning when the patient enrolls in the trial. Research and development expenses also include the cost of clinical trial materials shipped to our research partners. Research and development costs are expensed as incurred.

(l) Share-Based Compensation

We account for share-based compensation in accordance with the provisions of ASC 718, *Compensation—Stock Compensation.* Share-based compensation expense is recognized based on the estimated grant date fair value. Compensation cost for awards with time-base vesting is recognized on a straight-line basis over the requisite service period of the award. Forfeitures are recognized as they occur. See Note 13 for a further discussion on share-based compensation.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method with deferred tax assets and liabilities recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which such items are expected to be reversed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. Deferred tax assets which are not more likely than not to be realized are subject to valuation allowance.

(n) Net Loss Per Share

Basic income and loss per common share are calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding (including common shares issuable under our Directors' Deferred Compensation Plan). Diluted income per common share is calculated by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding (including common shares issuable under our Directors' Deferred Compensation Plan) plus the dilutive effect of outstanding instruments such as warrants, stock options, non-vested shares, convertible preferred stock, and convertible notes. Because we reported a net loss attributable to common stockholders for all periods presented, diluted loss per common share is the same as basic loss per common share, as the effect of utilizing the fully diluted share count would have reduced the net loss per common share. Therefore, the following potentially dilutive securities have been excluded from the computation of diluted weighted average shares outstanding as of December 31, 2023, 2022, and 2021, as they would be anti-dilutive:

	Year Ended		
	2023	2022	2021
Warrants	1,980	1,980	1,980
Stock options	42,827	35,985	32,764
Nonvested shares	543	356	1,018
Series A-1 convertible preferred stock	333	333	333

(o) Goodwill

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized, but instead tested for impairment at least annually. Annually we assess whether there is an indication that goodwill is impaired, or more frequently if events and circumstances indicate that the asset might be impaired during the year. We perform our annual impairment test as of October 31 of each year. The first step of our impairment analysis compares the fair value of our reporting units to their net book value to determine if there is an impairment. We operate as four reporting units. As of December 31, 2023, approximately $24.1 million of our goodwill balance is allocated to a reporting unit with a negative carrying amount. No goodwill impairment has been recognized for the periods presented.

(p) Long-lived Assets

If required based on certain events and circumstances, recoverability of assets to be held and used, other than goodwill and intangible assets not being amortized, is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Authoritative guidance requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(q) Leases

We account for leases in accordance with ASC 842, *Leases* ("ASC 842").

At the inception of an agreement, we determine whether the contract contains a lease. If a lease is identified in such arrangement, we recognize a right-of-use asset and liability on our consolidated balance sheet and determine whether the lease should be classified as a finance or operating lease. We have elected not to recognize assets or liabilities for leases with lease terms of 12 months or less.

A lease qualifies as a finance lease if any of the following criteria are met at the inception of the lease: (i) there is a transfer of ownership of the leased asset by the end of the lease term, (ii) we hold an option to purchase the leased asset that we are reasonably certain to exercise, (iii) the lease term is for a major part of the remaining economic life of the leased asset, (iv) the present value of the sum of lease payments equals or exceeds substantially all of the fair value of the leased asset, or (v) the nature of the leased asset is specialized to the point that it is expected to provide the lessor no alternative use at the end of the lease term. All other leases are recorded as operating leases.

Our leases commence when the lessor makes the asset available for our use. Finance and operating lease right-of-use assets and liabilities are recognized at the lease commencement date. Lease liabilities are recognized as the present value of the lease payments over the lease term, net of any future lease incentives to be received, using the discount rate implicit in the lease. If the implicit rate is not readily determinable, as is the case with all our current leases, we utilize our incremental borrowing rate at the lease commencement date. Right-of-use assets are recognized based on the amount of the lease liability, adjusted for any advance lease payments paid, initial direct costs incurred, or lease incentives received prior to commencement. Right-of-use assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

Operating lease payments are expensed using the straight-line method as an operating expense over the lease term, unless the right-of-use asset reflects impairment. We will then recognize the amortization of the right-of-use asset on a straight-line basis over the remaining lease term with rent expense still included in operating expense in our consolidated statement of operations.

Finance lease assets are amortized to depreciation expense using the straight-line method over the shorter of the useful life of the related asset or the lease term, unless the lease includes a provision that either (i) results in the transfer of ownership of the underlying asset at the end of the lease term or (ii) includes a purchase option whose exercise is reasonably certain. In either of these instances, the right-of-use asset is amortized over the useful life of the underlying asset. Finance lease payments are bifurcated into (i) a portion that is recorded as imputed interest expense and (ii) a portion that reduces the finance lease liability.

We do not separate lease and non-lease components for any of our current asset classes when determining which lease payments to include in the calculation of its lease assets and liabilities. Variable lease payments are expensed in the period incurred. If a lease includes an option to extend or terminate the lease, we reflect the option in the lease term if it is reasonably certain the option will be exercised. Our right of use assets and lease liabilities generally exclude periods covered by renewal options and include periods covered by early termination options (based on our conclusion that it is not reasonably certain that we will exercise such options).

We accounted for the sublease of space in our main Lexington, Massachusetts facility from the perspective of a lessor. Our sublease was classified as an operating lease. We recorded sublease income as a reduction of operating expense.

Operating leases are recorded in "Operating lease right-of-use assets", "Current portion, operating lease liabilities" and "Operating lease liabilities, net of current portion", while finance leases are recorded in "Property, plant and equipment, net", "Other current liabilities" and "Other long-term liabilities" on our consolidated balance sheets.

(r) Recent Accounting Pronouncements

Recently Issued and Adopted

In January 2017, the Financial Accounting Standards Board (the "FASB") issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350) that will eliminate the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, an impairment charge will be based on the excess of a reporting unit's carrying amount over its fair value. We adopted the standard on January 1, 2023. The adoption did not have a material impact on our consolidated financial statements.

Recently Issued, Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 requires incremental annual and quarterly disclosures about segment measures of profit or loss as well as significant segment expenditures. It also requires public entities with a single reportable segment to provide all segment disclosures required by the amendments and all existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. As we have a single reportable segment, we expect the adoption of this standard to result in increased disclosures in the notes to our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires incremental annual disclosures around income tax rate reconciliations, income taxes paid and other related disclosures. For public business entities, ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for any annual periods for which financial statements have not been issued or made available for issuance. We are currently evaluating the impact that ASU 2023-09 will have on our consolidated financial statements.

No other new accounting pronouncement issued or effective during the year ended December 31, 2023 had or is expected to have a material impact on our consolidated financial statements or disclosures.

(3) Business Acquisitions

4-Antibody

On January 10, 2014, we entered into a Share Exchange Agreement (the "Share Exchange Agreement") providing for our acquisition of all of the outstanding capital stock of Agenus Switzerland Inc. (formerly known as 4-Antibody AG) ("4-AB"), from the shareholders of 4-AB (the "4-AB Shareholders"). Contingent milestone payments of up to $40.0 million (the "contingent purchase price consideration"), payable in cash or shares of our common stock at our option, are due to the 4-AB Shareholders as follows: (i) $20.0 million upon our market capitalization exceeding $300.0 million for 10 consecutive trading days prior to the earliest of (a) the fifth anniversary of the Closing Date (b) the sale of the 4-AB or (c) the sale of Agenus; (ii) $10.0 million upon our market capitalization exceeding $750.0 million for 30 consecutive trading days prior to the earliest of (a) the tenth anniversary of the Closing Date (b) the sale of 4-AB, or (c) the sale of Agenus, and (iii) $10.0 million upon our market capitalization exceeding $1.0 billion for 30 consecutive trading days prior to the earliest of (a) the tenth anniversary of the Closing Date, (b) the sale of 4-AB, or (c) the sale of Agenus. During January 2015, the first milestone noted above was achieved and, during 2021, the remaining two milestones were achieved.

PhosImmune Inc.

On December 23, 2015 (the "PhosImmune Closing Date"), we entered into a Purchase Agreement with PhosImmune Inc., a privately-held Virginia corporation ("PhosImmune"), the securityholders of PhosImmune (the "PhosImmune Securityholders") and Fanelli Haag PLLC, as representative of the PhosImmune Securityholders providing for the acquisition of all outstanding securities of PhosImmune. Contingent milestone payments up to $35.0 million payable in cash and/or stock at our option are due as follows: (i) $5.0 million upon the closing trading price of our common stock equals or exceeds $8.00 for 60 consecutive trading days prior to the earlier of (a) the fifth anniversary of the PhosImmune Closing Date (this milestone expired unachieved on December 23, 2020) or (b) the sale of Agenus; (ii) $15.0 million if the closing trading price of our common stock equals or exceeds $13.00 for 60 consecutive trading days prior to the earlier of (a) the tenth anniversary of the PhosImmune Closing Date or (b) the sale of Agenus; and (iii) $15.0 million if the closing trading price of our common stock equals or exceeds $19.00 for 60 consecutive trading days prior to the earlier of (a) the tenth anniversary of the PhosImmune Closing Date or (b) the sale of Agenus. The contingent consideration has an insignificant fair value, refer to Note 20 for additional detail.

(4) Goodwill and Acquired Intangible Assets

The following table sets forth the changes in the carrying amount of goodwill for year ended December 31, 2023 (in thousands):

Balance, December 31, 2022	$ 25,467
Disposals	(805)
Effect of foreign currency	61
Balance, December 31, 2023	$ 24,723

Acquired intangible assets consisted of the following at December 31, 2023 and 2022 (in thousands):

	As of December 31, 2023			
	Amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Intellectual Property	7-15 years	$ 16,841	$ (15,184)	$ 1,657
Trademarks	4-4.5 years	1,213	(1,185)	28
Other	2-7 years	1,988	(1,319)	669
In-process research and development	Indefinite	2,057	—	2,057
Total		$ 22,099	$ (17,688)	$ 4,411

	As of December 31, 2022			
	Amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Intellectual Property	7-15 years	$ 16,790	$ (13,782)	$ 3,008
Trademarks	4.5 years	1,272	(1,139)	133
Other	2-7 years	2,278	(1,227)	1,051
In-process research and development	Indefinite	2,036	—	2,036
Total		$ 22,376	$ (16,148)	$ 6,228

The weighted average amortization period of our finite-lived intangible assets is approximately 9 years. Amortization expense for the years ended December 31, 2023, 2022, and 2021 was $1.5 million, $2.2 million and $2.1 million, respectively. Amortization expense related to acquired intangibles is estimated at $0.6 million for 2024, $0.5 million for each of 2025 and 2026, $0.4 for 2027 and $0.3 million for 2028.

IPR&D acquired in a business combination is capitalized at fair value until the underlying project is completed and is subject to impairment testing. Once the project is completed, the carrying value of IPR&D is amortized over the estimated useful life of the asset. Post-acquisition research and development expenses related to the acquired IPR&D are expensed as incurred.

(5) Investments

Cash Equivalents and Short-term Investments

Cash equivalents and short-term investments consisted of the following as of December 31, 2023 and 2022 (in thousands):

| | December 31, 2023 | | December 31, 2022 | |
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Institutional Money Market Funds	$ 70,485	$ 70,485	$ 149,856	$ 149,856
U.S. Treasury Bills	—	—	29,522	29,522
Total	$ 70,485	$ 70,485	$ 179,378	$ 179,378

As a result of the short-term nature of our investments, there were minimal unrealized holding gains or losses for the years ended December 31, 2023, 2022 and 2021.

Of the investments listed above, $70.5 million and $164.7 million were classified as cash equivalents on our consolidated balance sheets as of December 31, 2023 and 2022 and as of December 31, 2022, $14.7 million were classified as short-term investments.

(6) Restricted Cash

As of December 31, 2023, we maintained non-current restricted cash of $3.7 million and as of both December 31, 2022 and 2021, we maintained non-current restricted cash of $2.7 million. These amounts are included within "Other long-term assets" in our consolidated balance sheets and are comprised of deposits under letters of credit required under our facility leases.

The following table provides a reconciliation of cash, cash equivalents and restricted cash that agrees to the total of the aforementioned amounts shown in our consolidated statements of cash flows as of December 31, 2023, 2022 and 2021, respectively (in thousands):

	2023	2022	2021
Cash and cash equivalents	$ 76,110	$ 178,674	$ 291,931
Restricted cash	3,669	2,669	2,669
Cash, cash equivalents and restricted cash	$ 79,779	$ 181,343	$ 294,600

(7) Property, Plant and Equipment

Property, plant and equipment, net as of December 31, 2023 and 2022 consist of the following (in thousands):

	2023	2022	Estimated Depreciable Lives
Land	$ 12,286	$ 12,286	Indefinite
Building and building improvements	5,837	5,654	35 years
Furniture and fixtures	6,448	5,872	3 to 10 years
Laboratory, manufacturing and transportation equipment	64,276	58,914	4 to 15 years
Leasehold improvements	95,645	28,758	2 to 14 years
Software and computer equipment	9,360	9,144	3 years
Construction in progress	1,512	66,464	
	195,364	187,092	
Less accumulated depreciation and amortization	(61,943)	(54,075)	
Total	$ 133,421	$ 133,017	

During the years ended December 31, 2022 and 2021, we sold land with a recorded value of $5.7 and $2.3 million, respectively, and recorded gains on the sales of $16.3 million and $3.4 million, respectively, in "other income" in our consolidated statements of operations and comprehensive loss.

(8) Income Taxes

We are subject to taxation in the U.S. and in various state, local, and foreign jurisdictions. We remain subject to examination by U.S. Federal, state, local, and foreign tax authorities for tax years 2020 through 2023. With a few exceptions, we are no longer subject to U.S. Federal, state, local, and foreign examinations by tax authorities for the tax year 2019 and prior. However, net operating losses from the tax year 2019 and prior would be subject to examination if and when used in a future tax return to offset taxable income. Our policy is to recognize income tax related penalties and interest, if any, in our provision for income taxes and, to the extent applicable, in the corresponding income tax assets and liabilities, including any amounts for uncertain tax positions.

As of December 31, 2023, we had available net operating loss carryforwards of $814.1 million and $390.7 million for Federal and state income tax purposes, respectively, which are available to offset future Federal and state taxable income, if any, $308.4 million of these Federal and $1.7 million of these State net operating loss carryforwards do not expire, while the remaining net operating loss carryforwards expire between 2024 and 2043. Our ability to use these net operating losses may be limited by change of control provisions under Internal Revenue Code Section 382 and may expire unused. In addition, we have $7.5 million and $1.8 million of Federal and state research and development credits, respectively, available to offset future taxable income. These Federal and state research and development credits expire between 2024 and 2034 and 2024 and 2030, respectively. Additionally, we have $29,000 of state investment tax credits, available to offset future taxable income that expire in 2024. We also have foreign net operating loss carryforwards, which do not expire, available to offset future foreign taxable income of $16.2 million in the United Kingdom, $9.1 million in Belgium, $715,000 in Ireland, and $289,000 in Hong Kong and $1.2 million in Russia. Additionally, we have $1.0 million of net operating loss carryforwards, in Switzerland, which begin to expire in 2030. The potential impacts of these provisions are among the items considered and reflected in management's assessment of our valuation allowance requirements.

Beginning January 1, 2022, the Tax Cuts and Jobs Act (the "Tax Act") eliminated the option to deduct research and development expenditures in the current year and requires taxpayers to capitalize such expenses pursuant to Internal Revenue Code ("IRC") Section 174. The capitalized expenses are amortized over a 5-year period for domestic expenses and a 15-year period for foreign expenses. We have included the impact of this provision, which results in additional deferred tax assets of approximately $70.9 million and $41.5 million as of December 31, 2023 and 2022, respectively.

The tax effect of temporary differences and net operating loss and tax credit carryforwards that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022 are presented below (in thousands).

	2023	2022
Deferred tax assets:		
U.S. Federal and State net operating loss carryforwards	$ 191,671	$ 175,058
Foreign net operating loss carryforwards	7,093	7,203
Research and development tax credits	8,348	9,979
Share-based compensation	5,083	6,163
Intangible Assets	24,563	31,070
Interest expense carryforward	12,183	16,140
Deferred Revenue	46,025	51,959
Lease Liability	17,709	19,429
Capitalized research expenditures	70,879	41,513
Other	8,773	6,301
Total deferred tax assets	392,327	364,815
Less: valuation allowance	(376,483)	(347,869)
Net deferred tax assets	15,844	16,946
Foreign intangible assets	(462)	(854)
Right of use asset	(6,761)	(7,490)
Depreciable assets	(8,589)	(8,479)
Other	(144)	(1,034)
Deferred tax liabilities	(15,956)	(17,857)
Net deferred tax liability	$ (112)	$ (911)

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the net operating loss and tax credit carryforwards can be utilized or the temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, we will need to generate future taxable income sufficient to utilize net operating losses prior to their expiration. Based upon our history of not generating taxable income due to our business activities focused on product development, we believe that it is more likely than not that deferred tax assets will not be realized through future earnings. Accordingly, a valuation allowance has been established for deferred tax assets which will not be offset by the reversal of deferred tax liabilities. The valuation allowance on the deferred tax assets increased by $28.6 million and $50.0 million during the years ended December 31, 2023 and 2022, respectively.

Income tax expense was nil for the years ended December 31, 2023, 2022 and 2021. Income taxes recorded differed from the amounts computed by applying the U.S. Federal income tax rate of 21% to loss before income taxes as a result of the following (in thousands).

	2023	2022	2021
Computed "expected" Federal tax benefit	$ (54,096)	$ (48,438)	$ (5,976)
(Increase) reduction in income taxes benefit resulting from:			
Change in valuation allowance	27,647	50,039	(5,916)
(Decrease) increase due to uncertain tax positions	—	—	1,674
Nontaxable liquidation of subsidiaries	1,925	—	—
Loan forgiveness	—	1,206	(1,301)
State and local income benefit, net of Federal income tax benefit	4,565	(12,533)	9,242
Equity based compensation	4,696	3,000	2,290
Foreign rate differential	(213)	(267)	(277)
Change in fair value contingent consideration	—	(171)	2,343
Expiration of tax attributes	14,288	10,428	571
Other, net	1,188	(3,264)	(2,650)
Income tax benefit	$ —	$ —	$ —

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	2023	2022	2021
Balance, January 1	$ 3,291	$ 3,148	$ 3,614
Increase (decrease) related to current year positions	(6)	3	(484)
Increase (decrease) related to previously recognized positions	148	140	18
Balance, December 31	$ 3,433	$ 3,291	$ 3,148

These unrecognized tax benefits would all impact the effective tax rate if recognized. There are no positions which we anticipate could change within the next twelve months.

(9) Accrued and Other Current Liabilities

Accrued liabilities consist of the following as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Payroll	$ 14,512	$ 15,872
Professional fees	7,101	6,946
Contract manufacturing costs	7,613	1,848
Research services	10,807	7,074
Other	5,250	6,519
Total	$ 45,283	$ 38,259

Other current liabilities consisted of the following as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Finance lease liabilities	$ 10,457	$ 7,952
Other	3,458	3,505
Total	$ 13,915	$ 11,457

(10) Equity

Effective August 5, 2022, our certificate of incorporation was amended to increase the number of authorized shares of common stock from 400,000,000 to 800,000,000.

Under the terms and conditions of the Certificate of Designation creating the Series A-1 Preferred Stock, this stock is convertible by the holder at any time into our common stock, is non-voting, has an initial conversion price of $94.86 per common share, subject to adjustment, and is redeemable by us at its face amount ($31.6 million), plus any accrued and unpaid dividends. The Certificate of Designation does not contemplate a sinking fund. The Series A-1 Preferred Stock ranks senior to our common stock. In a liquidation, dissolution, or winding up of the Company, the Series A-1 Preferred Stock's liquidation preference must be fully satisfied before any distribution could be made to the holders of the common stock. Other than in such a liquidation, no terms of the Series A-1 Preferred Stock affect our ability to declare or pay dividends on our common stock as long as the Series A-1 Preferred Stock's dividends are accruing. The liquidation value of this Series A-1 Preferred stock is equal to $1,000 per share outstanding plus any accrued unpaid dividends. Dividends in arrears with respect to the Series A-1 Preferred Stock were approximately $2.3 million or $71.67 per share, and $2.1 million or $64.92 per share, at December 31, 2023 and 2022, respectively.

On July 22, 2020, we filed an Automatic Shelf Registration Statement on Form S-3ASR (file no. 333-240006) (the "Registration Statement"). The Registration Statement included both a base prospectus that covered the potential offering, issuance and sale from time to time of common stock, preferred stock, warrants, debt securities and units of Agenus and a prospectus covering the offering, issuance and sale of up to 100 million shares of our common stock from time to time in "at-the-market offerings" pursuant to an At Market Issuance Sales Agreement (the "Sales Agreement") entered into with B. Riley on July 22, 2020. On March 1, 2022, we filed a prospectus supplement in connection with the potential offer and sale of up to an additional 100 million shares of common stock pursuant to the Sales Agreement. This Registration Statement expired in July 2023.

On June 23, 2023, we filed an Automatic Shelf Registration Statement on Form S-3ASR (file no. 333-272911) (the "New Registration Statement"). The New Registration Statement included both a base prospectus that covered the potential offering, issuance and sale from time to time of common stock, preferred stock, warrants, debt securities and units of Agenus and a prospectus supplement that covered the potential offer and sale of up to 184.6 million shares of common stock pursuant to the Sales Agreement. Pursuant to the Sales Agreement, sales will be made only upon instructions by us to B. Riley.

During the years ended December 31, 2023, 2022 and 2021 we received net proceeds of approximately $133.2 million, $99.2 million and $197.6 million from the sale of approximately 84.4 million shares, 45.1 million shares and 44.2 million shares, respectively, of our common stock at an average price per share of approximately $1.63, $2.27 and $4.61, respectively, in at-the-market offerings under the Sales Agreement.

(11) Series C-1 Convertible Preferred Stock

In October 2018, we entered into a Stock Purchase Agreement with certain institutional investors (the "Purchasers"), pursuant to which we issued and sold an aggregate of 18,459 shares of Series C-1 Convertible Preferred Stock (the "C-1 Preferred Shares"), at a purchase price of $2,167 per share. Each C-1 Preferred Share was convertible into 1,000 shares of our common stock at an initial conversion price of $2.167 per share of common stock, which represented a 10% premium over the prior day's closing price on Nasdaq. The aggregate purchase price paid by the Purchasers C-1 Preferred Shares was approximately $40,000,000. We received net proceeds of $39.9 million after offering expenses.

Conversion

The C-1 Preferred Shares were convertible at the option of the stockholder into the number of shares of Common Stock determined by dividing the stated value of the C-1 Preferred Shares being converted by the conversion price of $2.167, subject to adjustment for stock splits, reverse stock splits and similar recapitalization events.

During the year ended December 31, 2021, holders of shares of Series C-1 Preferred Stock converted such shares into 12.5 million shares of our common stock. No shares of Series C-1 Convertible Preferred Stock remain outstanding.

(12) Non-controlling Interest

Non-controlling interest recorded in our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, relates to the following approximate interests in certain consolidated subsidiaries, which we do not own.

	2023	2022	2021
MiNK Therapeutics, Inc.	37%	22%	21%
SaponiQx, Inc.	30%	30%	27%

Changes in non-controlling interest for the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands):

	2023	2022	2021
Beginning balance	$ 6,376	$ 13,469	$ (7,826)
Net loss attributable to non-controlling interest	(11,676)	(10,582)	(4,798)
Other items:			
Distribution of subsidiary shares to Agenus stockholders	14,888	—	—
Purchase of subsidiary shares	(2,546)	—	—
Issuance of subsidiary shares for employee stock purchase plan and exercise of options	71	—	—
Issuance of subsidiary shares for employee bonus	1,011	294	—
Subsidiary share-based compensation	3,825	3,195	1,620
Sale of subsidiary shares in an initial public offering	—	—	21,230
Issuance of subsidiary shares to non-controlling interest	—	—	3,243
Total other items	17,249	3,489	26,093
Ending balance	$ 11,949	$ 6,376	$ 13,469

Distribution of subsidiary shares to Agenus stockholders

On March 29, 2023, our Board of Directors declared a stock dividend (the "Dividend") consisting of an aggregate of 5.0 million shares (the "Dividend Stock") of common stock, par value $0.00001 per share, of MiNK held by Agenus to record holders of Agenus' common stock, par value $0.01 per share as of the close of business on April 17, 2023 (the "Record Date").

On May 1, 2023, we paid the Dividend and distributed 0.0146 of a share of the Dividend Stock for each share of Agenus Common Stock outstanding as of the close of business on the Record Date. No fractional shares were issued in connection with the Dividend and the shareholders of Agenus who were entitled to receive fractional shares of the Dividend Stock received cash (without interest) in lieu of such fractional shares. Subsequent to the distribution of the Dividend Stock, we maintained a controlling voting interest in MiNK.

Purchase of subsidiary shares

During the year ended December 31, 2023, we purchased 446,494 shares of MiNK common stock in multiple open market transactions.

Sale of Subsidiary Shares in an Initial Public Offering

In the fourth quarter of 2021, the MiNK Therapeutics initial public offering was completed, resulting in an increase to non-controlling interest of $21.2 million as of December 31, 2021.

Issuance of Subsidiary Shares to Non-controlling Interest

Shares of SaponiQx were issued in exchange for future services, resulting in an increase to non-controlling interest of $3.2 million as of December 31, 2021.

Subsidiary Share-based Compensation

Subsidiary share-based compensation attributed to non-controlling interest represents share-based compensation expense for awards issued by both MiNK Therapeutics and SaponiQx.

(13) Share-based Compensation Plans

On April 10, 2019, our Board of Directors adopted, and on June 19, 2019, our stockholders approved, our 2019 Equity Incentive Plan (the "2019 EIP"). On June 8, 2022 and June 15, 2021, our stockholders approved amendments to the 2019 EIP, increasing the number of shares available for issuance. The 2019 EIP provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, nonstatutory stock options, restricted stock, unrestricted stock and other equity-based awards, such as stock appreciation rights, phantom stock awards, and restricted stock units, which we refer to collectively as Awards, for up to 70.2 million shares of our common stock (subject to adjustment in the event of stock splits and other similar events).

The Board of Directors appointed the Compensation Committee to administer the 2019 EIP. No awards will be granted under the 2019 EIP after June 19, 2029.

In the second quarter of 2019, our Board of Directors adopted, and on June 16, 2020, our stockholders approved the 2019 Employee Stock Purchase Plan (the "2019 ESPP") to provide eligible employees the opportunity to acquire our common stock in a program designed to comply with Section 423 of the Code. On June 12, 2023 and June 15, 2021, our stockholders approved amendments to the 2019 ESPP, increasing the number of shares available for issuance. There are 2.0 million shares reserved for issuance under the 2019 ESPP.

Our Directors' Deferred Compensation Plan, as amended, permits each outside director to defer all, or a portion of, their cash compensation until their service as a director ends or until a specified date into a cash account or a stock account. On June 8, 2022, our stockholders approved an amendment to this plan, increasing the number of shares available for issuance. There are 775,000 shares of our common stock reserved for issuance under this plan. As of December 31, 2023, 327,253 shares had been issued. Amounts deferred to a cash account will earn interest at the rate paid on one-year Treasury bills with interest added to the account annually. Amounts deferred to a stock account will be converted on a quarterly basis into a number of units representing shares of our common stock equal to the amount of compensation which the participant has elected to defer to the stock account divided by the applicable price for our common stock. The applicable price for our common stock has been defined as the average of the closing price of our common stock for all trading days during the calendar quarter preceding the conversion date as reported by The Nasdaq Capital Market. Pursuant to this plan, a total of 775,000 units, each representing a share of our common stock at a weighted average common stock price of $3.59, had been credited to participants' stock accounts as of December 31, 2023. The compensation charges for this plan were immaterial for all periods presented.

On November 4, 2015, our Board of Directors adopted and approved our 2015 Inducement Equity Plan (the "2015 IEP") in compliance with and in reliance on Nasdaq Listing Rule 5635(c)(4), which exempts inducement grants from the general requirement of the Nasdaq Listing Rules that equity-based compensation plans and arrangements be approved by stockholders. In October 2023, our Board of Directors approved an increase to the number of shares available for issuance. There are 3,500,000 shares of our common stock reserved for issuance under the 2015 IEP.

We primarily use the Black-Scholes option pricing model to value options granted to employees and non-employees, as well as options granted to members of our Board of Directors. All stock option grants have 10-year terms and generally vest ratably over a 3 or 4-year period.

The fair value of each option granted during the periods was estimated on the date of grant using the following weighted average assumptions:

	2023	2022	2021
Expected volatility	72%	68%	49%
Expected term in years	6	6	4
Risk-free interest rate	3.3%	1.8%	0.8%
Dividend yield	0%	0%	0%

Expected volatility is based exclusively on historical volatility data of our common stock. The expected term of stock options granted is based on historical data and other factors and represents the period of time that stock options are expected to be outstanding prior to exercise. The risk-free interest rate is based on U.S. Treasury strips with maturities that match the expected term on the date of grant.

A summary of option activity for 2023 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	35,984,967	$ 3.51		
Granted	10,740,187	2.22		
Exercised	(46,750)	1.68		
Forfeited	(2,528,596)	2.54		
Expired	(1,322,597)	3.50		
Outstanding at December 31, 2023	42,827,211	3.25	6.49	$ 28,097
Vested or expected to vest at December 31, 2023	42,827,211	3.25	6.49	$ 28,097
Exercisable at December 31, 2023	29,002,299	$ 3.57	5.68	$ —

The weighted average grant-date fair values of options granted during the years ended December 31, 2023, 2022, and 2021, was $1.41, $1.75, and $2.81, respectively.

The aggregate intrinsic value in the table above represents the difference between our closing stock price on the last trading day of fiscal 2023 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2023 (the intrinsic value is considered to be zero if the exercise price is greater than the closing stock price). This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised during the years ended December 31, 2023, 2022, and 2021, determined on the dates of exercise, was $13,000, $70,000, and $4.2 million, respectively.

During 2023, 2022, and 2021, all options were granted with exercise prices equal to the market value of the underlying shares of common stock on the grant date other than certain awards dated December 17, 2020 and December 31, 2020. On December 17, 2020 our Board of Directors approved certain awards. However, the awards were not communicated until March 2021. Accordingly, these awards have a grant date of March 2021 with an exercise price as of the date the Board of Director's approved the awards in December 2020. On December 31, 2020, our Board of Directors approved certain awards subject to forfeiture in the event stockholder approval was not obtained for an increase in shares available for issuance under our 2019 EIP. This approval was obtained in June 2021. Accordingly, these awards have a grant date of June 2021, with an exercise price as of the date the Board of Director's approved the awards in December 2020.

As of December 31, 2023, there was $20.0 million of unrecognized share-based compensation expense related to these stock options and stock options granted under a subsidiary plan which, if all milestones are achieved, will be recognized over a weighted average period of 1.7 years.

Certain employees and consultants have been granted non-vested stock. The fair value of non-vested market-based awards is calculated based on a Monte Carlo simulation as of the date of issuance. The fair value of other non-vested stock is calculated based on the closing sale price of our common stock on the date of issuance.

A summary of non-vested stock activity for 2023 is presented below:

	Nonvested Shares		Weighted Average Grant Date Fair Value
Outstanding at December 31, 2022	355,802	$	2.50
Granted	5,381,581		2.34
Vested	(4,739,888)		2.45
Forfeited	(454,217)		1.89
Outstanding at December 31, 2023	543,278	$	1.86

As of December 31, 2023, there was $1.5 million of unrecognized share-based compensation expense related to these non-vested shares and non-vested shares granted under a subsidiary plan which, if all milestones are achieved, will be recognized over a weighted average period of 3.6 years. The total intrinsic value of shares vested during the years ended December 31, 2023, 2022, and 2021, was $11.5 million, $10.9 million, and $5.8 million, respectively.

Cash received from option exercises and purchases under our 2019 ESPP for the years ended December 31, 2023, 2022, and 2021, was $0.8 million, $0.9 million, and $9.1 million, respectively.

We issue new shares upon option exercises, purchases under our 2019 ESPP, vesting of non-vested stock and under the Directors' Deferred Compensation Plan. During the years ended December 31, 2023, 2022, and 2021, 46,750 shares, 103,339 shares, and 2,502,716 shares, respectively, were issued as a result of stock option exercises. During the years ended December 31, 2023, 2022, and 2021, 449,391 shares, 326,203 shares, and 241,507 shares, were issued under the 2019 ESPP, respectively. During the years ended December 31, 2023, 2022, and 2021, 96,080 shares, 230,499 shares, and 246,481 shares, respectively, were issued as a result of the vesting of non-vested stock. Additionally, during the years ended December 31, 2023, 2022, and 2021, 4,643,808 shares, 4,090,080 shares and 1,579,651 shares were issued as payment for certain employee bonuses, with 1,668,767, 1,446,849 and 550,087 of those shares being withheld to cover taxes, resulting in a net share issuance of 2,975,041, 2,643,231 and 1,029,564, respectively.

The impact on our results of operations from share-based compensation for the years ended December 31, 2023, 2022, and 2021, was as follows (in thousands).

	Year Ended		
	2023	2022	2021
Research and development	$ 6,237	$ 4,847	$ 4,528
General and administrative	16,114	13,391	14,606
Total share-based compensation expense	$ 22,351	$ 18,238	$ 19,134

(14) License, Research, and Other Agreements

On December 5, 2014, Agenus Switzerland, entered into a license agreement with the Ludwig Institute for Cancer Research Ltd., or Ludwig, which replaced and superseded a prior agreement entered into between the parties in May 2011. Pursuant to the terms of the license agreement, Ludwig granted Agenus Switzerland an exclusive, worldwide license under certain intellectual property rights of Ludwig and Memorial Sloan Kettering Cancer Center arising from the prior agreement to further develop and commercialize GITR, OX40 and TIM-3 antibodies. On January 25, 2016, we and Agenus Switzerland entered into a second license agreement with Ludwig, on substantially similar terms, to develop CTLA-4 and PD-1 antibodies. Pursuant to the December 2014 license agreement, Agenus Switzerland made an upfront payment of $1.0 million to Ludwig. The December 2014 license agreement also obligates Agenus Switzerland to make potential milestone payments of up to $20.0 million for events prior to regulatory approval of licensed GITR, OX40 and TIM-3 products, and potential milestone payments in excess of $80.0 million if such licensed products are approved in multiple jurisdictions, in more than one indication, and certain sales milestones are achieved. Under the January 2016 license agreement, we are obligated to make potential milestone payments of up to $12.0 million for events prior to regulatory approval of CTLA-4 and PD-1 licensed products, and potential milestone payments of up to $32.0 million if certain sales milestones are achieved. Under each of these license agreements, we and/or Agenus Switzerland will also be obligated to pay low to mid-single digit royalties on all net sales of licensed products during the royalty period, and to pay Ludwig a percentage of any sublicensing income, ranging from a low to mid-double digit percentage depending on various factors. The license agreements may each be terminated as follows: (i) by either party if the other party commits a material, uncured breach; (ii) by either party if the other party initiates bankruptcy, liquidation or similar proceedings; or (iii) by Agenus Switzerland or us (as applicable) for convenience upon 90 days' prior written notice. The license agreements also contain customary representations and warranties, mutual indemnification, confidentiality and arbitration provisions. Effective December 31, 2022, the license was assigned to Agenus.

We have entered into various cancellable agreements with contract manufacturers, institutions, and clinical research organizations (collectively "third party providers") to perform pre-clinical activities and to conduct and monitor our clinical studies. Under these agreements, subject to the enrollment of patients and performance by the applicable third-party provider, we have estimated our total payments to be $645.4 million over the term of the studies. For the years ended December 31, 2023, 2022, and 2021, $94.5 million, $66.3 million, and $72.8 million, respectively, have been expensed in the accompanying consolidated statements of operations related to these third-party providers. Through December 31, 2023, we have expensed $552.3 million as research and development expenses and $507.0 million of this amount has been paid. The timing of expense recognition and future payments related to these agreements is subject to the enrollment of patients and performance by the applicable third-party provider.

(15) Revenue from Contracts with Customers

Bristol Myers Squibb Company License Agreement

On May 17, 2021, we entered into a License, Development and Commercialization Agreement ("BMS License Agreement") with Bristol Myers Squibb Company ("BMS") to collaborate on the development and commercialization of our proprietary anti-TIGIT bispecific antibody program AGEN1777. Pursuant to the BMS License Agreement, we received a non-refundable upfront cash payment of $200.0 million and are eligible to receive up to $1.36 billion in aggregate development, regulatory and commercial milestone payments plus the tiered royalties described below. In July 2021, the BMS License Agreement closed, and we received the $200.0 million upfront payment.

In December 2023, we announced that the first patient was dosed in an AGEN1777 Phase 2 clinical trial, triggering the achievement of a $25.0 million milestone. We received this milestone in January 2024. In October 2021, we announced that the first patient was dosed in the AGEN1777 Phase 1 clinical trial, triggering the achievement of a $20.0 million milestone. We received this milestone in December 2021. As of December 31, 2023, we remain eligible to receive up to an additional $1.32 billion in aggregate development, regulatory and commercial milestone payments.

Under the BMS License Agreement, we granted BMS an exclusive worldwide license under certain of our intellectual property rights to develop, manufacture and commercialize AGEN1777 and its derivatives in all fields; provided, we retained an option to access the licensed antibodies for use in clinical studies in combination with certain of our other pipeline assets subject to certain restrictions. In exchange, BMS is responsible for all of the development, regulatory approval, manufacturing and commercialization costs with respect to products containing AGEN1777. In addition to the upfront and potential milestone payments described above, we will receive tiered double-digit royalties on worldwide net sales of products containing AGEN1777 ranging from the low double-digit to mid-teens percent. Additionally, we have the option, but not the obligation, to co-fund a minority of the global development costs of products containing AGEN1777 or its derivatives, in exchange for increased tiered royalties on U.S. net sales of co-funded products ranging from the mid-teens to low twenties percent and ex-U.S. net sales of co-funded products ranging from the low double digits to mid-teens percent. All royalties are subject to certain reductions under certain circumstances as described in the BMS License Agreement. Finally, we also have the option to co-promote AGEN1777 in the U.S.

The royalty term shall terminate on a product-by-product and country-by-country basis on the latest of (i) 10 year anniversary of the first commercial sale of such product in such country, (ii) the expiration of any regulatory exclusivity period that covers such product in such country, and (iii) the expiration of the last-to-expire licensed patent that covers such product in such country.

The BMS License Agreement includes customary representations and warranties, covenants, indemnification obligations for a transaction of this nature. Under the terms of the BMS License Agreement, we and BMS each have the right to terminate the agreement for material breach by, or insolvency of, the other party following notice, and if applicable, a cure period. BMS may also terminate the BMS License Agreement in its entirety, or on a product-by-product or country-by-country basis, for convenience upon 180 days' notice.

License Revenue

We identified a single performance obligation under the BMS License Agreement, the license of AGEN1777 ("AGEN1777 License"). All other promised goods/services were deemed immaterial in the context of the contract. We determined that the AGEN1777 License was both capable of being distinct and distinct within the context of the contract as the AGEN1777 License has significant stand-alone functionality as of contract inception and BMS can begin deriving benefit from the AGEN1777 License without consideration of the immaterial services.

We determined that there were no significant financing components, noncash consideration, or amounts that may be refunded to the customer, and as such the total upfront fixed consideration of the AGEN1777 License totaling $200.0 million would be included in the total transaction price. We concluded that the standalone selling price of the AGEN1777 License approximated the $200.0 million upfront fee and as such the full amount would be recognized at a point-in-time, upon delivery of the AGEN1777 License to BMS at contract inception.

For the year ended December 31, 2023, we recognized $25.0 million in research and development revenue related to the achievement of a milestone. For the year ended December 31, 2022, no revenue was recognized. For the year ended December 31, 2021, under the BMS License Agreement, we recognized $200.0 million in research and development revenue related to the transfer of the AGEN1777 License and $20.0 million in research and development revenue related to the achievement of a milestone.

Betta License Agreement

In June 2020, we entered into a license and collaboration agreement (the "Betta License Agreement") with Betta Pharmaceuticals Co., Ltd. ("Betta"), pursuant to which we granted Betta an exclusive license to develop, manufacture and commercialize balstilimab and zalifrelimab in Greater China. Under the terms of the Betta License Agreement, we received $15.0 million upfront in July 2020 and are eligible to receive up to $100.0 million in milestone payments plus royalties on any future sales in Greater China.

We also entered into a stock purchase agreement with Betta and a wholly-owned subsidiary of Betta ("Betta HK").

We identified the following performance obligations under the Betta License Agreement: (1) the license of balstilimab and zalifrelimab and (2) our obligation to complete manufacturing technology transfer activities to Betta (the "Technology Transfer") for balstilimab and zalifrelimab.

We determined that the license of balstilimab and zalifrelimab was both capable of being distinct and distinct within the context of the contract as the license has significant stand-alone functionality as of contract inception based on the advanced development stage of balstilimab and zalifrelimab. Betta can begin deriving benefit from the license prior to the Technology Transfer being completed. The Technology Transfer is completed over time and is separate from the transfer of the balstilimab and zalifrelimab license, which occurred at contract inception. As a result, we concluded that the balstilimab and zalifrelimab license and Technology Transfer are separate performance obligations.

We determined that there were no significant financing components, noncash consideration, or amounts that may be refunded to the customer, and as such the total upfront fixed consideration of $15.0 million would be included in the total transaction price and be allocated to the identified performance obligations using the relative standalone selling price method.

We determined the estimated standalone selling price of the balstilimab and zalifrelimab license by applying a risk adjusted, net present value, estimate of future cash flow approach. We determined the estimated standalone selling price of the Technology Transfer by using the estimated costs of satisfying the performance obligation, plus an appropriate margin for such services.

Revenue attributable to the balstilimab and zalifrelimab license was recognized at a point-in-time, upon delivery of the license to Betta at contract inception. The Technology Transfer is satisfied over time and revenue attributable to this performance obligation will be recognized as the related services are being performed using the input of costs incurred over total costs expected to be incurred. We believe this is the best measure of progress because other measures do not reflect how we transfer the performance obligation to Betta.

For the year ended December 31, 2023 no revenue was recognized. For the years ended December 31, 2022 and 2021, we recognized approximately $0.7 million and $0.6 million, respectively, of research and development revenue related to the Betta License Agreement.

UroGen License Agreement

In November 2019, we entered into a License Agreement with UroGen Pharma Ltd. (the "UroGen License Agreement") in which we granted a license of AGEN1884 for use with UroGen's sustained release technology for intravesical delivery in patients with urinary tract cancers. Pursuant to the terms of the UroGen License Agreement, we received an upfront cash payment from UroGen of $10.0 million. We are eligible to receive up to $200.0 million in potential development, regulatory and commercial milestones, as well as 14-20% royalties on net sales of the products containing AGEN1884.

We identified the following performance obligations under the UroGen License Agreement: (1) the license of AGEN1884 that we granted UroGen, and (2) the clinical supply of AGEN1884 that we agreed to supply to UroGen. We determined that the license of AGEN1884 was both capable of being distinct and distinct within the context of the contract as the license has significant stand-alone functionality as of contract inception based on the advanced development stage of AGEN1884. We also determined that the clinical supply of AGEN1884 was both capable of being distinct and distinct within the context of the contract as it was considered a readily available resource in the market.

We determined that there were no significant financing components, noncash consideration, or amounts that may be refunded to the customer, and as such the total upfront fixed consideration of the license totaling $10.0 million would be included in the total transaction price. We concluded that the combined standalone selling price of the license approximated the $10.0 million upfront fee and as such the full amount will be recognized at a point-in-time, upon delivery of the license to UroGen at contract inception. We will not estimate the transaction price in order to recognize the revenue related to the AGEN1884 supply due to the "as invoiced" practical expedient.

For the years ended December 31, 2023, 2022 and 2021, we recognized approximately $0.1 million, $0.2 million and $0.3 million, respectively, of research and development revenue related to the UroGen License Agreement.

Gilead Collaboration Agreement

On December 20, 2018, we entered into a series of agreements with Gilead focused on the development and commercialization of up to five novel immuno-oncology therapies. Pursuant to the terms of the license agreement, the option and license agreements and the stock purchase agreement we entered into with Gilead (collectively, the "Gilead Collaboration Agreements"), at the closing of the transaction on January 23, 2019 (the "Effective Date"), we received an upfront cash payment from Gilead of $120.0 million and Gilead made a $30.0 million equity investment in Agenus.

License Agreement

Pursuant to the terms of a license agreement between the parties (the "License Agreement"), we granted Gilead an exclusive, worldwide license under certain of our intellectual property rights to develop, manufacture and commercialize our preclinical bispecific antibody, AGEN1423, in all fields of use. We filed an investigational new drug ("IND") application for AGEN1423 in February 2019, and the IND was accepted by the FDA in March 2019. On November 6, 2020, we received notice from Gilead that it would return AGEN1423 back to us and voluntarily terminate the License Agreement, effective as of February 4, 2021.

Option and License Agreements

Pursuant to the terms of two separate option and license agreements between the parties (each, an "Option and License Agreement" and together, the "Option and License Agreements"), we granted Gilead exclusive options to license exclusively ("License Option") our bispecific antibody, AGEN1223, and our monospecific antibody, AGEN2373 (together, the "Option Programs"), during the respective Option Periods (defined below). Pursuant to the terms of the Option and License Agreements, we agreed to grant Gilead an exclusive, worldwide license under our intellectual property rights to develop, manufacture and commercialize AGEN1223 or AGEN2373, as applicable, in all fields of use upon Gilead's exercise of the applicable License Option. Gilead is entitled to exercise its License Option for either or both Option Programs at any time up until ninety (90) days following Gilead's receipt of a data package with respect to the first complete Phase 1b clinical trial for each Option Program (the "Option Period"). During the Option Period, we are responsible for the costs and expenses related to the development of the Option Programs. After Gilead's exercise of a License Option, if at all, Gilead would be responsible for all development, manufacturing and commercialization activities relating to the relevant Option Program at Gilead's cost and expense. In the third quarter of 2021 we ceased development of AGEN1223 and in October 2021 the AGEN1223 option and license agreement was formally terminated. The AGEN2373 Option and License Agreement and the Stock Purchase Agreement remain in full force and effect.

If Gilead exercises the AGEN2373 License Option, it would be required to pay an upfront license exercise fee of $50.0 million. Following the exercise of the AGEN2373 License Option, we would be eligible to receive additional development and commercial milestones of up to $520.0 million in the aggregate, as well as tiered royalty payments on aggregate net sales. We will have the right to opt-in to share Gilead's development and commercialization costs in the United States for the AGEN2373 Option Program in exchange for a profit (loss) share on a 50:50 basis and revised milestone payments. We filed an IND for AGEN2373 in 2019, and it is now in clinical development.

Unless earlier terminated, the AGEN2373 Option and License Agreement will continue until the earlier of (i) the expiration of the Option Period, without Gilead's exercise of the License Option; and (ii) the date all of Gilead's applicable payment obligations under the Option and License Agreement have been performed or have expired. Under the terms of the AGEN2373 Option and License Agreement, we and Gilead each have the right to terminate the agreement for material breach by, or insolvency of, the other party. Gilead may also terminate the AGEN2373 Option License Agreement in its entirety, or on a product-by-product or country-by-country basis for convenience upon ninety (90) days' notice.

Research and Development Revenue

For the year ended December 31, 2023, we recognized research and development revenue of $12.2 million based on the partial satisfaction of the over time performance obligations as of period end. For the year ended December 31, 2022, we recognized research and development revenue of $5.0 million related to the achievement of a milestone and $9.5 million based on the partial satisfaction of the over time performance obligations as of period end. For the year ended December 31, 2021, we recognized $22.4 million of research and development revenue related to the Gilead Collaboration Agreements based on the partial satisfaction of the over time performance obligations as of period end, which includes deferred revenue recognized in connection with the termination of AGEN1223 development.

Incyte Collaboration Agreement

On January 9, 2015 and effective February 19, 2015, we entered into a global license, development and commercialization agreement (the "Collaboration Agreement") with Incyte pursuant to which the parties plan to develop and commercialize novel immuno-therapeutics using our antibody discovery platforms. The Collaboration Agreement was initially focused on four checkpoint modulator programs directed at GITR, OX40, LAG-3 and TIM-3. In addition to the four identified antibody programs, the parties have an option to jointly nominate and pursue the development and commercialization of antibodies against additional targets during a five-year discovery period which, upon mutual agreement of the parties for no additional consideration, can be extended for an additional three years. In November 2015, we and Incyte jointly nominated and agreed to pursue the development and commercialization of three additional checkpoint targets. In February 2017, we amended the Collaboration Agreement by entering into a First Amendment to License, Development and Commercialization Agreement (the "First Amendment"). In October 2019, we further amended the Collaboration Agreement by entering into a Second Amendment to License, Development and Commercialization Agreement (the "Second Amendment"). See "Amendments" section below.

Pursuant to the XOMA Royalty Purchase Agreement, we sold to XOMA 33% of the future royalties and 10% of the future milestones that we were entitled to receive from Incyte, excluding the $5.0 million milestone that we recognized in the three months ended September 30, 2018. As of December 31, 2023, we remain eligible to receive up to $283.5 million in future potential development, regulatory and commercial milestones across all programs in the collaboration, as well as 67% of all future royalties on worldwide product sales.

Agreement Structure

Under the terms of the Collaboration Agreement, we received non-creditable, nonrefundable upfront payments totaling $25.0 million. In addition, until the Amendment, the parties shared all costs and profits for the GITR, OX40 and two of the additional antibody programs on a 50:50 basis (profit-share products), and we were eligible to receive up to $20.0 million in future contingent development milestones under these programs. Incyte is obligated to reimburse us for all development costs that we incur in connection with the TIM-3, LAG-3 and one of the additional antibody programs (royalty-bearing products) and we are eligible to receive (i) up to $155.0 million in future contingent development, regulatory, and commercialization milestone payments and (ii) tiered royalties on global net sales at rates generally ranging from 6% to 12%. For each royalty-bearing product, we will also have the right to elect to co-fund 30% of development costs incurred following initiation of pivotal clinical trials in return for an increase in royalty rates. Additionally, we had the option to retain co-promotion participation rights in the United States on any profit-share product. Through the direction of a joint steering committee, until the Amendment, the parties anticipated that, for each program, we would serve as the lead for pre-clinical development activities through investigational new drug ("IND") application filing, and Incyte would serve as the lead for clinical development activities. The parties initiated the first clinical trials of antibodies arising from these programs in 2016. For each additional program beyond GITR, OX40, TIM-3 and LAG-3 that the parties elect to bring into the collaboration, we will have the option to designate it as a profit-share product or a royalty-bearing product.

The Collaboration Agreement will continue as long as (i) any product is being developed or commercialized or (ii) the discovery period remains in effect. Incyte may terminate the Collaboration Agreement or any individual program for convenience upon 12 months' notice. The Collaboration Agreement may also be terminated by either party upon the occurrence of an uncured material breach of the other party or by us if Incyte challenges patent rights controlled by us. In addition, either party may terminate the Collaboration Agreement as to any program if the other party is acquired and the acquiring party controls a competing program.

Amendments

Pursuant to the terms of the First Amendment, the GITR and OX40 programs immediately converted from profit-share programs to royalty-bearing programs and we became eligible to receive a flat 15% royalty on global net sales should any candidates from either of these two programs be approved. Incyte is now responsible for global development and commercialization and all associated costs for these programs. In addition, the profit-share programs relating to TIGIT and one undisclosed target were removed from the collaboration, with the undisclosed target reverting to Incyte and TIGIT to Agenus. Should any of those programs be successfully developed by a party, the other party will be eligible to receive the same milestone payments as the royalty-bearing programs and royalties at a 15% rate on global net sales. The terms for the remaining three royalty-bearing programs targeting TIM-3, LAG-3 and one undisclosed target remain unchanged, with Incyte being responsible for global development and commercialization and all associated costs. The Amendment gives Incyte exclusive rights and all decision-making authority for manufacturing, development, and commercialization with respect to all royalty-bearing programs.

In connection with the First Amendment, Incyte paid us $20.0 million in accelerated milestones related to the clinical development of the antibody candidates targeting GITR and OX40.

Pursuant to the terms of the Second Amendment, we transitioned preclinical development and IND preparation of the undisclosed target to Incyte.

In October 2022, Incyte notified us of their intent to terminate the OX40 program, effective October 2023. Upon termination, the rights to the OX40 program reverted back to us. In May 2023, Incyte notified us of their intent to terminate both the GITR program and the undisclosed program, effective May 2024. Upon termination the rights to the GITR program and the undisclosed program revert back to us.

Research and Development Revenue

For the years ended December 31, 2023, 2022 and 2021, we recognized approximately $1.4 million, $1.6 million and $1.2 million, respectively, of research and development revenue for research and development services provided.

GSK License and Amended GSK Supply Agreements

In July 2006, we entered into a license agreement and a supply agreement with GSK for the use of QS-21 STIMULON (the "GSK License Agreement" and the "GSK Supply Agreement", respectively). In January 2009, we entered into an Amended and Restated Manufacturing Technology Transfer and Supply Agreement (the "Amended GSK Supply Agreement") under which GSK has the right to manufacture all of its requirements of commercial grade QS-21 STIMULON. GSK is obligated to supply us (or our affiliates, licensees, or customers) certain quantities of commercial grade QS-21 STIMULON for a stated period of time. Under these agreements, GSK paid an upfront license fee of $3.0 million and agreed to pay aggregate milestones of $5.0 million. In July 2007, the Amended GSK Supply Agreement was further amended, and we were paid an additional fixed fee of $7.3 million. In March 2012 we entered into a First Right to Negotiate and Amendment Agreement amending the GSK License Agreement and the Amended GSK Supply Agreement to clarify and include additional rights for the use of our QS-21 STIMULON (the "GSK First Right to Negotiate Agreement"). In addition, we granted GSK the first right to negotiate for the purchase of the Company or certain of our assets, which such rights expired in March 2017. As consideration for entering into the GSK First Right to Negotiate Agreement, GSK paid us an upfront, non-refundable payment of $9.0 million, $2.5 million of which is creditable toward future royalty payments. As of December 31, 2017, we had received all of the potential $24.3 million in upfront and milestone payments related to the GSK Agreements. We were also generally entitled to receive 2% royalties on net sales of prophylactic vaccines for a period of 10 years after the first commercial sale of a resulting GSK product. We sold these royalty rights to HCR in January 2018 pursuant to the HCR Royalty Purchase Agreement but continue to recognize revenue under the GSK Agreements because the sale to HCR was accounted for as a borrowing arrangement (See Note 19).

The GSK License and Amended GSK Supply Agreements may be terminated by either party upon a material breach if the breach is not cured within the time specified in the respective agreement. The termination or expiration of the GSK License Agreement does not relieve either party from any obligation which accrued prior to the termination or expiration. Among other provisions, the license rights granted to GSK survive expiration of the GSK License Agreement. The license rights and payment obligations of GSK under the Amended GSK Supply Agreement survive termination or expiration, except that GSK's license rights and future royalty obligations do not survive if we terminate due to GSK's material breach unless we elect otherwise.

For the year ended December 31, 2023, we recognized $114.6 million of non-cash royalty revenue. For the year ended December 31, 2022, we recognized $25.3 million of royalty sales milestone revenue, which was cash-settled based on the terms of the arrangement with HCR, and $45.3 million of non-cash royalty revenue. For the year ended December 31, 2021, we recognized $44.4 million of non-cash royalty revenue.

Disaggregation of Revenue

The following table presents revenue (in thousands) for years ended December 31, 2023, 2022 and 2021, disaggregated by geographic region and revenue type. Revenue by geographic region is allocated based on the domicile of our respective business operations.

	Year ended December 31, 2023					
	United States		**Rest of World**		**Total**	
Revenue Type						
License fees and milestones	$	25,000	$	—	$	25,000
Clinical product revenue		116		—		116
Research and development services		1,435		—		1,435
Other services		—		2,978		2,978
Recognition of deferred research and development revenue		12,213		—		12,213
Non-cash royalties		114,572		—		114,572
	$	153,336	$	2,978	$	156,314

	Year ended December 31, 2022					
Revenue Type						
License fees and milestones	$	5,000	$	—	$	5,000
Royalty sales milestone		25,250		—		25,250
Clinical product revenue		762		—		762
Research and development services		1,676		—		1,676
Other services		—		10,514		10,514
Recognition of deferred research and development revenue		9,537		—		9,537
Non-cash royalties		45,285		—		45,285
	$	87,510	$	10,514	$	98,024

	Year ended December 31, 2021					
Revenue Type						
License fees and milestones	$	220,000	$	—	$	220,000
Clinical product revenue		587		—		587
Research and development services		1,476		—		1,476
Other services		—		6,704		6,704
Recognition of deferred research and development revenue		22,359		—		22,359
Recognition of deferred grant revenue		184		—		184
Non-cash royalties		44,355		—		44,355
	$	288,961	$	6,704	$	295,665

Contract Balances

Contract assets primarily relate to our rights to consideration for work completed in relation to our research and development services performed but not billed at the reporting date. Contract assets are transferred to receivables when the rights become unconditional. Currently, we do not have any contract assets which have not transferred to a receivable. We had no asset impairment charges related to contract assets in the period. Contract liabilities primarily relate to contracts where we received payments but have not yet satisfied the related performance obligations. The advance consideration received from customers for research and development services or licenses bundled with other promises is a contract liability until the underlying performance obligations are transferred to the customer.

The following table provides information about contract liabilities from contracts with customers (in thousands):

Year ended December 31, 2023	Balance at beginning of period		Additions		Deductions		Balance at end of period	
Contract liabilities:								
Deferred revenue	$	13,412	$	30	$	(12,281)	$	1,161

The change in contract liabilities is primarily related to the recognition of $12.2 million of revenue related to the Gilead Collaboration Agreements during the year ended December 31, 2023.

We also recorded a $0.8 million receivable as of December 31, 2023 for research and development and other services provided.

In the year ended December 31, 2023, we did not recognize any revenue from amounts included in the contract asset or the contract liability balances from performance obligations satisfied in previous periods. None of the costs to obtain or fulfill a contract were capitalized.

(16) Related Party Transactions

During the years ended December 31, 2023, 2022 and 2021, our Audit and Finance Committee approved the performance of research and development manufacturing services totaling $150,000, $106,000 and $291,000, respectively, for Protagenic Therapeutics, Inc ("Protagenic"). We are reimbursed for these services on an actual time and materials basis. Dr. Garo H. Armen, our CEO, is Executive Chairman of and has a greater than 10% equity interest in Protagenic.

In 2023, our Audit and Finance Committee approved a contract between Avillion Life Sciences LTD ("Avillion") and Agenus for the performance of up to $450,000 of clinical consulting services. Allison Jeynes, a member of our Board of Directors, is chief executive officer of Avillion. For the year ended December 31, 2023, approximately $450,000 related to these services is included in "Research and development" expense in our consolidated statements of operations.

(17) Leases

The majority of our operating lease agreements are for the office, research and development and manufacturing space we use to conduct our operations.

We lease space in Lexington, Massachusetts for our manufacturing, research and development, and corporate offices, office space in New York, New York for use as corporate offices, facilities in Berkeley, California, for manufacturing and corporate offices, a facility in Emeryville, California for the development of a cGMP manufacturing facility and a facility in Cambridge, United Kingdom for research and development and corporate offices. We had subleased a small portion of the space in our main Lexington facility for part of the associated head lease. This sublease expired in 2022. These agreements expire at various times between 2024 and 2036, with options to extend certain of the leases.

We also have finance lease agreements for research and manufacturing equipment that expire at various times between 2024 and 2026. The terms of one of our finance lease agreements require us to maintain a specified minimum cash balance.

The components of lease cost recorded in our consolidated statement of operations were as follows (in thousands):

	Year ended December 31,		
	2023	2022	2021
Operating lease cost	$ 10,000	$ 9,351	$ 8,878
Finance lease cost	5,024	309	407
Variable lease cost	3,375	3,108	1,826
Sublease income	—	(613)	(595)
Net lease cost	$ 18,399	$ 12,155	$ 10,516

Finance lease cost for the year ended December 31, 2023 includes $2.8 million related to amortization of the right-of-use assets and $2.2 million related to interest on the lease liabilities. Variable lease cost for the years ended December 31, 2023, 2022 and 2021, primarily related to common area maintenance, taxes, utilities and insurance associated with our operating leases. Short-term lease cost for the years ended December 31, 2023, 2022 and 2021 was immaterial.

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2023, 2022 and 2021 was approximately $2.8 million, $2.6 million and $2.1 million, respectively. Cash paid for amounts included in the measurement of finance lease liabilities for the years ended December 31, 2023, 2022 and 2021 was approximately $8.9 million, $0.5 million and $0.9 million, respectively.

The following table presents supplemental balance sheet information related to our leases as of December 31, 2023 and 2022 (in thousands):

	As of December 31, 2023	As of December 31, 2022
Operating Leases		
Operating lease right-of-use assets	$ 29,606	$ 31,269
Total operating lease right-of-use assets	29,606	31,269
Current portion, operating lease liabilities	2,587	1,943
Operating lease liabilities, net of current portion	62,511	63,326
Total operating lease liabilities	65,098	65,269
Finance Leases		
Property, plant and equipment, net	35,629	31,764
Total finance lease right-of-use assets	35,629	31,764
Other current liabilities	10,457	7,952
Other long-term liabilities	4,719	12,270
Total finance lease liabilities	$ 15,176	$ 20,222

During the year ended December 31, 2022, we recognized an operating lease right-of-use asset impairment loss of approximately $6.1 million resulting from the abandonment of two facility leases. This impairment loss is recorded in "other expense" in our consolidated statements of operations and comprehensive loss.

Maturities of our lease liabilities as of December 31, 2023 were as follows (in thousands):

Year	Operating Leases	Finance leases	Total future lease commitments
2024	$ 9,887	$ 11,669	$ 21,556
2025	10,096	4,831	14,927
2026	9,852	59	9,911
2027	10,124	—	10,124
2028	10,422	—	10,422
Thereafter	68,916	—	68,916
Total	$ 119,297	$ 16,559	$ 135,856
Less imputed interest	(54,199)	(1,383)	
Present value of lease liabilities	$ 65,098	$ 15,176	

The weighted-average remaining lease terms and discount rates related to our leases were as follows:

	December 31, 2023	
	Operating	Finance
Weighted average remaining lease term (in years)	11.4	1.7
Weighted average discount rate	11.3%	11.6%

(18) Debt

Debt obligations consisted of the following as of December 31, 2023 and 2022 (in thousands):

Debt instrument		Balance at December 31, 2023
Current Portion:		
Debentures	$	146
Long-term Portion:		
2015 Subordinated Notes		12,768
Total	$	12,914

Debt instrument		Balance at December 31, 2022
Current Portion:		
Debentures	$	146
Other		429
Long-term Portion:		
2015 Subordinated Notes		12,584
Total	$	13,159

As of December 31, 2023, and 2022, the principal amount of our outstanding debt balance was $13.1 million and $13.6 million, respectively.

Subordinated Notes

On February 20, 2015, we, certain existing investors and certain additional investors entered into an Amended and Restated Note Purchase Agreement (the "2015 Subordinated Notes") in the aggregate principal amount of $14.0 million and issued five year warrants (the "2015 Warrants") to purchase 1,400,000 shares of our common stock at an exercise price of $5.10 per share.

The 2015 Subordinated Notes bear interest at a rate of 8% per annum, payable in cash on the first day of each month in arrears. Among other default and acceleration terms customary for indebtedness of this type, the 2015 Subordinated Notes include default provisions which allow for the noteholders to accelerate the principal payment of the 2015 Subordinated Notes in the event we become involved in certain bankruptcy proceedings, become insolvent, fail to make a payment of principal or (after a grace period) interest on the 2015 Subordinated Notes, default on other indebtedness with an aggregate principal balance of $13.5 million or more if such default has the effect of accelerating the maturity of such indebtedness, or become subject to a legal judgment or similar order for the payment of money in an amount greater than $13.5 million if such amount will not be covered by third-party insurance.

In February 2020 we repaid $0.5 million of the 2015 Subordinated Notes and in April 2020 we repaid an additional $0.5 million of the 2015 Subordinated Notes and cancelled the related warrants.

On November 30, 2022, we entered into an Amendment to Notes, Termination of Warrants and Sale of New Warrants (the "2022 Amendment") pursuant to which we:

- extended the maturity date of the $13.0 million 2015 Subordinated Notes by two years from February 20, 2023 to February 20, 2025;

- terminated the warrants held by such noteholders to purchase 1,300,000 shares of the Company's common stock previously issued in 2015;

- terminated the warrants held by such noteholders to purchase 650,000 shares of the Company's common stock previously issued in 2020; and

- issued to such noteholders new warrants to purchase 1,300,000 shares of the Company's common stock that will expire February 20, 2026 and issued new warrants to purchase 650,000 shares of the Company's common stock that will expire February 20, 2028, all such warrants having an exercise price of $2.84 per share, which represented a 15% premium over the 30-day average trailing closing price of the Company's common stock for the period ending November 9, 2022, and (the "New Warrants").

The amended 2015 Subordinated Notes are not convertible into shares of our common stock and are set to mature on February 23, 2025, at which point we would be required to repay the full outstanding balance in cash. We may prepay the amended 2015 Subordinated Notes at any time, in part or in full, without premium or penalty.

The 2022 Amendment was accounted for as a debt extinguishment under the guidance of *ASU 470: Debt*. For the year ended December 31, 2022, we recorded a loss of approximately $1.9 million in other expense in our consolidated statements of operations and comprehensive loss, which primarily represents the fair value of the new warrants. The amended 2015 Subordinated Notes were recorded at fair value.

Payroll Protection Program

In May 2020, we entered into promissory notes with Bank of America, NA for aggregate loan proceeds of approximately $6.2 million (collectively, the "Loan") under the Small Business Administration Paycheck Protection Program of the Coronavirus Aid, Relief and Economic Security Act of 2020. In September 2021, we received notification that our forgiveness applications were approved. As such, the Loan was extinguished, and for the year ended December 31, 2021, a $6.2 million gain was recorded in our consolidated statements of operations and comprehensive loss.

(19) Liability Related to the Sale of Future Royalties and Milestones

The following table shows the activity within the liability account in the year ended December 31, 2023 and for the period from the inception of the royalty transactions to December 31, 2023 (in thousands):

	Year ended December 31, 2023	Period from inception to December 31, 2023
Liability related to sale of future royalties and milestones - beginning balance	$ 271,560	$ —
Proceeds from sale of future royalties and milestones	—	205,000
Non-cash royalty and milestone revenue	(114,572)	(299,490)
Non-cash interest expense recognized	100,308	351,786
Liability related to sale of future royalties and milestones - ending balance	257,296	257,296
Less: unamortized transaction costs	(238)	(238)
Liability related to sale of future royalties and milestones, net	$ 257,058	$ 257,058

Healthcare Royalty Partners

On January 6, 2018, we, through Antigenics, entered into the HCR Royalty Purchase Agreement with HCR, which closed on January 19, 2018. Pursuant to the terms of the HCR Royalty Purchase Agreement, we sold to HCR 100% of Antigenics' worldwide rights to receive royalties GSK on sales of GSK's vaccines containing our QS-21 STIMULON adjuvant. At closing, we received gross proceeds of $190.0 million from HCR. As part of the transaction, we reimbursed HCR for transaction costs of $100,000 and incurred approximately $500,000 in transaction costs of our own, which are presented net of the liability in the consolidated balance sheet and will be amortized to interest expense over the estimated life of the HCR Royalty Purchase Agreement. Although we sold all of our rights to receive royalties on sales of GSK's vaccines containing QS-21, as a result of our obligation to HCR, we are required to account for the $190.0 million in proceeds from this transaction as a liability on our consolidated balance sheets that will be relieved in proportion to the royalty payments from GSK to HCR over the estimated life of the HCR Royalty Purchase Agreement. The liability is classified between the current and non-current portion of liability related to sale of future royalties and milestones in the consolidated balance sheets based on the estimated royalty payments to be received by HCR in the next 12 months from the financial statement reporting date.

In the years ended December 31, 2023, 2022 and 2021, we recognized $114.6 million, $45.3 million and $44.4 million, respectively, of non-cash royalty revenue and we recorded $100.3, $62.7 million and $64.4 million, respectively, of related non-cash interest expense related to the HCR Royalty Purchase Agreement.

As royalties are remitted to HCR from GSK, the balance of the recorded liability will be effectively repaid over the life of the HCR Royalty Purchase Agreement. To determine the amortization of the recorded liability, we are required to estimate the total amount of future royalty payments to be received by HCR. The sum of these royalty amounts less the $190.0 million proceeds we received will be recorded as interest expense over the life of the HCR Royalty Purchase Agreement. Periodically, we assess the estimated royalty payments to be paid to HCR from GSK, and to the extent the amount or timing of the payments is materially different from our original estimates, we will prospectively adjust the amortization of the liability, and the related recognition of interest expense. Since the inception of the HCR Royalty Purchase Agreement our estimate of the effective annual interest rate over the life of the agreement increased to 50.8%, which results in a retrospective interest rate of 26.8%.

There are a number of factors that could materially affect the amount and timing of royalty payments from GSK, all of which are not within our control. Such factors include, but are not limited to, changing standards of care, the introduction of competing products, manufacturing or other delays, biosimilar competition, patent protection, adverse events that result in governmental health authority imposed restrictions on the use of the drug products, significant changes in foreign exchange rates, and other events or circumstances that could result in reduced royalty payments from GSK, all of which would result in a reduction of non-cash royalty revenues and the non-cash interest expense over the life of the HCR Royalty Purchase Agreement. Conversely, if sales of GSK's vaccines containing QS-21 are more than expected, the non-cash royalty revenues and the non-cash interest expense recorded by us would be greater over the life of the HCR Royalty Purchase Agreement.

Pursuant to the HCR Royalty Purchase Agreement, we were also entitled to receive up to $40.4 million in milestone payments from HCR (through the royalty payments from GSK) based on sales of GSK's vaccines as follows: (i) $15.1 million upon reaching $2.0 billion last-twelve-months net sales any time prior to 2024 and (ii) $25.3 million upon reaching $2.75 billion last-twelve-months net sales any time prior to 2026. In the fourth quarter of 2019, the $15.1 million milestone was achieved, as sales for the year ended December 31, 2019 exceeded $2.0 billion. In the second quarter of 2022, the final milestone was achieved, as sales for the 12 months ended June 30, 2022 exceeded $2.75 billion. As such, we recognized royalty sales milestone revenue of $25.3 million during the year ended December 31, 2022. This milestone was paid through royalties received from GSK.

XOMA

On September 20, 2018, we, through our wholly-owned subsidiary, Agenus Royalty Fund, LLC, entered into a Royalty Purchase Agreement (the "XOMA Royalty Purchase Agreement") with XOMA (US) LLC ("XOMA"). Pursuant to the terms of the XOMA Royalty Purchase Agreement, XOMA paid us $15.0 million at closing in exchange for the right to receive 33% of the future royalties and 10% of the future milestones that we are entitled to receive from Incyte Corporation ("Incyte") and Merck Sharpe & Dohme ("Merck") under our agreements with each party (see Note 15), net of certain of our obligations to a third party and excluding the $5.0 million milestone from Incyte that we recognized in the quarter ended September 30, 2018. We retained 90% of the future milestones and 67% of the future royalties under our agreements with Incyte and Merck. Although we sold our rights to receive 33% of future royalties and 10% of future milestones, as a result of our significant continued involvement in the generation of the potential royalties and milestones, we are required to account for the full amount of these royalties and milestones as revenue when earned, and we recorded the $15.0 million in proceeds from this transaction as a liability on our consolidated balance sheet. Under the terms of the XOMA Royalty Purchase Agreement, should the percentage of milestones and royalties ultimately received by XOMA fail to repay the amount received by us at closing we would have no further obligation to XOMA. No royalty or milestone revenue was recognized under this agreement in the years ended December 31, 2023, 2022 or 2021.

(20) Fair Value Measurements

We measure our contingent purchase price consideration at fair value. The fair values of our contingent purchase price consideration of $0.3 million, included in "Other long-term liabilities" in our consolidated balance sheets, are based on significant inputs not observable in the market, which require them to be reported as Level 3 liabilities within the fair value hierarchy. The valuation of these liabilities uses assumptions we believe would be made by a market participant and are mainly based on estimates from a Monte Carlo simulation of our share price, as well as other factors impacting the probability of triggering the milestone payments. Share price was evolved using a geometric Brownian motion, calculated daily for the life of the contingent purchase price consideration.

Assets and liabilities measured at fair value are summarized below (in thousands):

Description	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents (Note 5)	$ 70,485	$ 70,485	$ —	$ —
Long-term investments	3,222	3,222	—	—
Total	$ 73,707	$ 73,707	$ —	$ —
Liabilities:				
Contingent purchase price consideration	318	—	—	318
Total	$ 318	$ —	$ —	$ 318

Description	December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents (Note 5)	$ 164,694	$ 164,694	$ —	$ —
Short-term investments (Note 5)	14,684	14,684	—	—
Total	$ 179,378	$ 179,378	$ —	$ —
Liabilities:				
Contingent purchase price consideration	874	—	—	874
Total	$ 874	$ —	$ —	$ 874

Long-term investments are included in "Other long-term assets" in our consolidated balance sheets.

There were no changes in the valuation techniques during the period and there were no transfers into or out of Levels 1 and 2.

The fair value of our outstanding debt balance at December 31, 2023 and 2022 was $13.0 million and $13.2 million, respectively, based on the Level 2 valuation hierarchy of the fair value measurements standard using a present value methodology which was derived by evaluating the nature and terms of each note and considering the prevailing economic and market conditions at the balance sheet date. The principal amount of our outstanding debt balance at December 31, 2023 and 2022 was $13.1 million and $13.6, respectively.

(21) Contingencies

We may currently be, or may become, a party to legal proceedings. While we currently believe that the ultimate outcome of any of these proceedings will not have a material adverse effect on our financial position, results of operations, or liquidity, litigation is subject to inherent uncertainty. Furthermore, litigation consumes both cash and management attention.

(22) Benefit Plans

We sponsor a defined contribution 401(k) Savings Plan in the US and a defined contribution Group Personal Pension Plan in the UK (the "Plans") for all eligible employees, as defined in the Plans. Participants may contribute a portion of their compensation, subject to a maximum annual amount, as established by the applicable taxing authority. Each participant is fully vested in his or her contributions and related earnings and losses. During the years ended December 31, 2023, 2022, and 2021 we made discretionary contributions to the Plans of $1.3 million, $1.2 million, and $1.1 million, respectively. For the years ended December 31, 2023, 2022, and 2021, we expensed $1.3 million, $1.2 million, and $1.1 million, respectively, related to the discretionary contribution to the Plans.

(23) Geographic Information

The following is geographical information regarding our revenues for the years ended December 31, 2023, 2022 and 2021 and our long-lived assets as of December 31, 2023 and 2022 (in thousands):

	2023	2022	2021
Revenue:			
United States	$ 153,336	$ 87,510	$ 288,961
Rest of world	2,978	10,514	6,704
	$ 156,314	$ 98,024	$ 295,665

In the table above, revenue by geographic region is allocated based on the domicile of our respective business operations.

	2023	2022
Long-lived Assets:		
United States	$ 138,896	$ 132,382
Rest of world	3,861	5,088
Total	$ 142,757	$ 137,470

In the table above, long-lived assets include "Property, plant and equipment, net" and "Other long-term assets" from the consolidated balance sheets, by the geographic location where the asset resides.

(24) Subsequent Events

At the Market Offerings

During the period of January 1, 2024 through March 8, 2024, we sold approximately 24.0 million shares of our common stock under the Sales Agreement, totaling net proceeds of approximately $16.7 million.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, our Chief Executive Officer and our Principal Financial Officer concluded that our disclosure controls and procedures were functioning effectively as of the end of the period covered by this Annual Report on Form 10-K to provide reasonable assurance that the Company can meet its disclosure obligations.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

KPMG LLP, our independent registered public accounting firm, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Agenus Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Agenus Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 14, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Boston, Massachusetts
March 14, 2024

Item 9B. *Other Information*

Trading Plans of Our Directors and Officers

During the quarter ended December 31, 2023, none of our directors or executive officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each item is defined in Item 408 of Regulation S-K.

Item 9C. ***Disclosure Regarding Foreign Jurisdictions that Prevent Inspections***

Not applicable.

Item 10.   *Directors, Executive Officers and Corporate Governance*

Executive Officers of the Registrant

Set forth below is certain information regarding our current executive officers, including their age, as of March 14, 2024.

Garo H. Armen, Ph. D.—Chairman and Chief Executive Officer—Dr. Armen, 71, has been our Chairman and Chief Executive Officer since our founding in 1994. From our founding until December 2019, Dr. Armen also served as our President. Additional biographical information on Dr. Armen is set forth below.

Steven O'Day, MD—Chief Medical Officer—Dr. O'Day, 63, has been our Chief Medical Officer since January 2021. Dr. O'Day is a pioneer in CTLA-4 inhibition, and has been the principal investigator in more than 200 clinical trials. From 2015 until joining Agenus, was Director of Immuno-Oncology and Director of Clinical Research at John Wayne Cancer Institute at Providence Saint John's Health Center. Dr. O'Day received his medical degree in 1988 from Johns Hopkins School of Medicine and his BA in Chemistry from Williams College in 1983. Additionally, Dr. O'Day did his medical oncology fellowship at the Dana Farber/Harvard Cancer Center.

Christine M. Klaskin—Vice President of Finance—Ms. Klaskin, 58, has been our Vice President, Finance since October 2006. Since joining Agenus Inc. in 1996 as finance manager, Ms. Klaskin has held various positions within the finance department and has been involved in all equity and debt offerings of the Company including its IPO. Additionally, Ms. Klaskin serves as the Treasurer of MiNK Therapeutics, Inc. Prior to joining Agenus, Ms. Klaskin was employed by Arthur Andersen as an audit manager. Ms. Klaskin received her Bachelor of Accountancy from The George Washington University.

Under our bylaws all of our executive officers are elected to their offices on an annual basis until the first meeting of our Board of Directors following our annual stockholder meeting. No family relationships exist among any of our directors or executive officers.

The names, ages and biographies of our directors are as follows:

CLASS I DIRECTORS—TERMS TO EXPIRE IN 2025

Brian Corvese Age: 66 President and Founder of Vencor Capital *Director since 2007* *(a) Compensation Committee* *(b) Corporate Governance and Nominating Committee* *(c) Executive Committee (Chair)*	Since 1999, Mr. Corvese has been the President and Founder of Vencor Capital ("Vencor"), a private equity firm with telecommunications and technology investments in the Middle East and Mediterranean regions. Prior to working at Vencor, Mr. Corvese worked on investments in the U.S. and global equity markets as a Managing Director and partner at Soros Fund Management, the largest hedge fund in the world at the time. From 1988 to 1996, Mr. Corvese was a partner at Chancellor Capital Management ("Chancellor"), a \$25 billion money management firm. While at Chancellor, Mr. Corvese was a Portfolio Manager with responsibility for investments made in basic industries, restructurings, and special situations, corporate governance investments, as well as founded and managed his own hedge fund. From 1981 to 1988, Mr. Corvese was with Drexel Burnham Lambert ("Drexel") as an equity analyst following the chemical and specialty chemical industries and participated in a significant number of merger and acquisition activities. While at Drexel, Mr. Corvese was a member of the top chemical and specialty chemical research team, as ranked by Institutional Investor. Mr. Corvese currently serves on the Board of Directors of MiNK Therapeutics, Inc., the National Telecommunications Corporation, based in Cairo, Egypt, and Protagenic Therapeutics, an affiliate of Agenus, based in Ontario, Canada. Mr. Corvese earned degrees in finance and political science from The University of Rhode Island and attended New York University Graduate School. With over 30 years of experience in the financial industry, Mr. Corvese brings substantial financial, business and governance expertise to our Board.
Timothy R. Wright Age: 66 *Director since 2006,* *Lead Director since 2009* *(a) Compensation Committee*	Mr. Wright is the former CEO of MiMedx Group, a placental biological company focused in regenerative medicine. Mr Wright served as CEO and a member of the Board of Directors from May 2019 to September 2022. Mr. Wright has also served as a Founding Partner of Signal Hill Advisors, LLC since February 2011. Mr. Wright also served as chairman of The Ohio State University Comprehensive Cancer Center Drug Development Institute that he founded in 2011, and director of the Ohio State University Innovation Foundation until September 2022. Mr. Wright was the President and Chief Executive Officer and a director of M2Gen Corp., a privately held Cancer health informatics company, between July 2017 and September 2018.

(b) Corporate Governance and Nominating Committee (Chair) *(c) Audit and Finance Committee* *(d) Executive Committee*	From April 2015 through July 2017, Mr. Wright was the Executive Vice President, Mergers and Acquisitions, Strategy and Innovation at Teva Pharmaceuticals Industries Ltd. Mr Wright has held several global executive roles throughout his career including President of Covidien Mallinkrodt, a medical imaging and pharmaceutical company (a subsidiary of Covidien, now Medtronic) from 2007-2010. Mr. Wright serves on the boards of Washington University Medical School and North Carolina State School of Veterinary Medicine. Prior to that, Mr. Wright served as President of the Imaging Solutions and Pharmaceutical Products Sector of Covidien from February 2007 until December 2010. Mr. Wright brings to our Board over 30 years of global pharmaceutical industry experience in general management, product development, and commercialization as well as business restructuring and transaction experience. Beginning in April 2004, Mr. Wright was interim CEO, President and a member of the Board of Directors of AAI Pharma, a hybrid pharmaceutical, drug delivery/manufacturing, and global clinical research organization. Upon the sale of AAI Pharma's pharmaceutical assets to Xanodyne Pharmaceuticals Inc., Mr. Wright transitioned to Chief Operating Officer at Xanodyne Pharmaceuticals Inc., a role he maintained until May 2006. Mr. Wright was also President of Elan Bio-Pharmaceuticals and has held several senior management positions with Cardinal Health Inc. and Dupont Merck Pharmaceutical Company. Over his career, Mr. Wright has served on ten Boards of Directors, including six in North America and four in Europe and Asia. Mr. Wright earned his bachelor's degree from The Ohio State University. Mr. Wright's global and extensive biotechnology, pharmaceuticals and life sciences operating experience combined with his professional Board experience brings important insight to Agenus.

CLASS II DIRECTORS—TERMS TO EXPIRE IN 2026

Garo H. Armen, Ph.D. Age: 71 Founder and Chairman and Chief Executive Officer of Agenus Inc. *Director since 1999* *(a) Executive Committee*	Dr. Armen is Chairman and Chief Executive Officer of Agenus Inc., which he co-founded in 1994. Dr. Armen brings to our Board a deep historical and practical knowledge of the business of the Company and its technologies, as well as years of expertise in the financial and biopharmaceutical arenas. From mid-2002 through 2004, he was Chairman of the Board of Directors for the biopharmaceutical company Elan Corporation, plc which he helped restructure. Dr. Armen currently serves as non-executive Chairman of the Board of Directors of Protagenic Therapeutics, Inc., a publicly held biotechnology company and as the Chairman of the Board of MiNK Therapeutics, Inc., an affiliate of Agenus. Dr. Armen is also the founder and Chairman of the Children of Armenia Fund, a philanthropic organization established in 2000 that is dedicated to the positive development of the children and youth of rural Armenia. He holds a Ph.D. degree in physical organic chemistry from the City University of New York.
Susan Hirsch Age: 71 *Director since 2020* *(a) Audit and Finance Committee*	Ms. Hirsch has over 40 years of experience in investment management and finance. Until February 2021, she was a Managing Director and Portfolio Manager at Nuveen, a TIAA company, where she was responsible for managing over $20 billion in assets including the TIAA-CREF Large-Cap Growth Fund with $6.6 billion in assets. Prior to joining Nuveen in 2005, she served as Executive Vice President and Portfolio Manager for the Mid-Cap Growth and Technology Sector portfolios as Jennison Associates. Ms. Hirsch's previous experience also includes investment management positions at Lehman Brothers Global Asset Management and Delphi Asset Management as a Senior Portfolio Manager for the Selected Growth Stock Portfolio. She began her career as an analyst at Smith Barney and Lehman Brothers where the success of her quantitative model led to her subsequent recognition as a top ranked Institutional analyst for small cap growth stocks in 1991, 1992 and 1993. Ms. Hirsch holds a BS in Accounting from Brooklyn College. Ms. Hirsch qualifies as an audit committee financial expert and brings extensive investment and financial experience to our Board.
Ulf Wiinberg Age: 65 *Director since 2016* *(a) Audit and Finance Committee (Chair)* *(b) Corporate Governance and Nominating Committee*	Mr. Wiinberg has almost 20 years of senior leadership experience. Mr. Wiinberg previously served as Chief Executive Officer of H. Lundbeck A/S ("Lundbeck") from June 2008 to December 2014. Lundbeck is a global pharmaceutical company developing and marketing treatments for psychiatric and neurological disorders. He previously served on the boards of several health care industry associations and held multiple executive roles at Wyeth, one of the world's largest research- driven pharmaceutical companies that was acquired by Pfizer in 2009. He served as President of Wyeth Europe, Africa and Middle East; President of Consumer Healthcare; Managing Director of Wyeth UK, and in various commercial positions. Mr. Wiinberg currently serves on the boards of UCB SA, a global biopharmaceutical company based in Belgium, Hansa Medical AB (Chairman), a Swedish biopharmaceutical company, Alfa Laval AB, a Swedish industrial company, and MiNK Therapeutics, Inc., an affiliate of Agenus. Mr. Wiinberg qualifies as an audit committee financial expert and brings to our Board years of experience in the biotechnology, pharmaceutical and healthcare industries internationally as well as extensive financial and corporate governance experience.

CLASS III DIRECTORS – TERMS TO EXPIRE IN 2024

Allison M. Jeynes-Ellis, MD, FFPM (UK)
Age: 58
Chief Executive Officer of Avillion LLP
Director since 2018
(a) Compensation Committee

Dr. Jeynes-Ellis is a trained clinician with more than 25 years of senior leadership experience in the pharmaceutical industry. Dr. Jeynes-Ellis has been the Chief Executive Officer of Avillion LLP ("Avillion"), a London-based drug development company since 2014. Prior to her current position as CEO, Dr. Jeynes-Ellis served as Avillion's Chief Medical Officer from December 2012 to January 2014. Before her tenure at Avillion, Dr. Jeynes-Ellis worked in senior roles at Wyeth, Bristol-Myers Squibb, and Novartis. Her previous affiliations also include Cambridge Antibody Technology and Genentech, government bodies and medical charities. She has managed teams focusing on global clinical development projects that have led to drug approvals in Europe and the United States, across a range of therapeutic areas. Dr. Jeynes-Ellis became the Chair of the Board of OxSonics Therapeutics ("OxSonics") in April 2021. OxSonics is a biotechnology company developing ultrasound-based drug delivery systems for the treatment of cancer. Dr. Jeynes-Ellis also sits on the Board of Directors of Anaveon. Dr. Jeynes-Ellis bring to our Board substantial experience as a life science executive and medical expertise.

OUR CORPORATE GOVERNANCE

Our Commitment to Good Corporate Governance

We believe that good corporate governance and an environment of high ethical standards are essential for Agenus to achieve business success and to create value for our stockholders. The Board is committed to high governance standards and to continually working to improve them. We regularly review our corporate governance practices in light of ongoing changes in applicable law and evolving best practices.

Role of Our Board

The Board monitors our overall corporate performance, the integrity of our financial controls, risk management and legal compliance procedures. It appoints senior management and oversees succession planning and senior management's performance and compensation. The Board also oversees our short- and long-term strategic and business planning, and reviews with management its business plan, financing plans, budget, and other key financial and business objectives.

Members of the Board keep informed about our business through discussions with our Chief Executive Officer and other members of our senior management team, by reviewing materials provided to them by management on a regular basis and in preparation for Board and committee meetings, and by participating in meetings of the Board and its committees. Senior management regularly reviews key portions of our business and its progress with the Board. These practices afford the Board members the opportunity to actively participate in risk management assessment and raise questions and engage in discussions with management regarding areas of potential risk and opportunities to mitigate such risk. The Audit and Finance Committee of the Board reviews the risk management practices of the Company and in particular the Company's approach to cyber risks and mitigation efforts, and both the Corporate Governance and Nominating Committee and the Audit and Finance Committee receive periodic updates from the Company's senior management outlining areas of compliance focus and proposed recommendations. Additionally, the Compensation Committee reviews the Company's executive compensation program and the incentives created by the executive compensation program, to assess whether our compensation arrangements encourage excessive or properly calibrate risk-taking by our executives.

We introduce our senior executives and other strategic employees to the Board so that the Board can become familiar with our key talent. Timothy R. Wright, our Lead Director, introduces each new Board member to our Corporate Governance policies and their responsibilities to the Company as a director. Each Board member receives a Board of Directors handbook that provides the director with a summary of these practices and policies.

Board Meetings and Attendance

In 2023, the Board met eight times and acted by written consent four times. During 2023, each of our directors attended at least 75% of (i) the meetings of the Board and (ii) meetings of committees of the Board on which the director served, during the period in which they were directors. All of our Board members attended our 2023 Annual Meeting of Stockholders. We expect all of our Board members to attend the 2024 Annual Meeting.

Governance Guidelines

The Board is guided by our Guidelines on Significant Corporate Governance Issues (our "Governance Guidelines"). We believe our Governance Guidelines demonstrate our continuing commitment to good corporate governance. The Board reviews our Governance Guidelines from time to time, as needed, and when significant developments warrant a new review. Our Governance Guidelines are posted on the corporate governance section of our website at *https://investor.agenusbio.com/corporate-governance*. No material on our website is part of this Annual Report on Form 10-K.

Performance of Our Board

We consider it important to continually evaluate and improve the effectiveness of the Board, its committees and its individual members. We do this in various ways. Each year, the Lead Director surveys the Board members to assess the effectiveness of the Board and its committees. Using these surveys, the Lead Director assesses the Board's performance and the performance of individual members, and reports his conclusions to the full Board. The assessment also evaluates the Board's effectiveness in reviewing executive management, conducting appropriate oversight and adding value to Agenus. Each of the Board's standing committees also conducts annual self-evaluations.

At each Board meeting, each Board member has the opportunity to assess the effectiveness of the materials presented and the conduct of the meeting, and to offer suggestions for improvement at future meetings.

Code of Business Conduct and Ethics and Securities Trading Policies

The Board originally adopted our Code of Business Conduct and Ethics in 2003. The Board reviewed, revised, and updated the Code of Business Conduct and Ethics most recently in January 2024. The Code of Business Conduct and Ethics applies to all members of the Board and all employees of Agenus, including our Chief Executive Officer, and Principal Financial and Accounting Officer. In addition, Agenus has a Securities Trading Policy, which was updated and reviewed and approved by the Board in January 2023. Among other matters, both our Code of Business Conduct and Ethics and Securities Trading Policy prohibit the members of the Board and all employees of Agenus from buying or selling our securities while in possession of material, non-public information about the Company. Our Code of Business Conduct and Ethics and Securities Trading Policy are each posted on the corporate governance section of our website at *https://investor.agenusbio.com/corporate-governance*. No material on our website is part of this Annual Report on Form 10-K. We intend to post on our website all disclosures that are required by law or Nasdaq listing rules concerning any amendments to our Code of Business Conduct and Ethics. Stockholders may request a free printed copy of our Code of Business Conduct and Ethics by writing to Investor Relations, Agenus Inc., 3 Forbes Road, Lexington, MA 02421.

ESG Charter

As an immuno-oncology company, we are driven by our commitment to help patients of today and tomorrow by developing medicines that seek to extend and improve quality of life. As we do so, our vision inspires us to support a sustainable Environmental, Social and Governance ("ESG") strategy; one where the planet is healthy, people thrive, and society is inclusive. In February 2023, we issued our inaugural ESG Charter, which outlines the Company's commitment and process for defining and measuring progress of our stated commitment to environmental stewardship and sustainability, corporate social responsibility and corporate governance. Our Environmental, Social, Governance Charter is posted on the corporate governance section of our website at *https://investor.agenusbio.com/corporate-governance*. No material on our website is part of this Annual Report on Form 10-K.

Compensation Recoupment Policy

In June 2023 we adopted a Policy for Recoupment of Executive Incentive Compensation in the Event of Accounting Restatement (the "Compensation Recoupment Policy"), in compliance with the requirements of the Dodd-Frank Act, final SEC rules and applicable Nasdaq listing standards, which covers our current and former executive officers. Under the Compensation Recoupment Policy, if we are required to prepare an accounting restatement due to material errors or noncompliance with any financial reporting requirements under the securities laws, certain incentive-based compensation paid or awarded to covered executives will be subject to reduction and/or repayment if the amount of such compensation was calculated based on the achievement of financial results that were the subject of the restatement and the amount of such compensation that would have been received by the covered executives had the financial results been properly reported would have been lower than the amount actually awarded.

Independence of Directors

Our Governance Guidelines and Nasdaq listing rules provide that a majority of the Board should be composed of independent directors. The Corporate Governance and Nominating Committee annually reviews the independence of the directors and reports to the Board which directors it recommends that the Board determine are independent. The Board then makes the final determination. The Board takes into account Nasdaq listing rules, applicable laws and regulations, and other factors in making its determinations including potential conflicts of interest, related party transactions, and other relationships that would reasonably be expected to compromise a director's independence. The Board has determined that Mr. Corvese, Ms. Hirsch, Dr. Jeynes-Ellis, Mr. Wiinberg, and Mr. Wright are currently independent directors. Dr. Armen is currently not an independent director because he is employed as our Chief Executive Officer. In making independence determinations with regard to other directors, the Board considered related party transactions between us and a director or a director's affiliates and any positions a director holds with entities with commercial relationships with us.

Executive Sessions of Independent Directors

Our independent directors periodically meet in executive session without management present immediately after regularly scheduled Board meetings. Four such meetings were held during 2023.

Leadership Structure of the Board

Mr. Wright, an independent director, serves as the Lead Director of the Board and as Chair of the Corporate Governance and Nominating Committee. Mr. Wright also serves on the Compensation Committee, the Audit and Finance Committee and the Executive Committee. In addition to the duties of all directors, the specific responsibilities of the Lead Director include: (i) acting as chair of the Corporate Governance and Nominating Committee; (ii) developing the agenda for and presiding over all executive sessions of the independent directors; (iii) acting as principal liaison between the independent directors and the Chief Executive Officer on sensitive issues and raising at any meeting of the Board items that are not appropriately or best put forward by the Chief Executive Officer; and (iv) communicating to the Chief Executive Officer the independent directors' annual evaluation of the Chief Executive Officer. The Company's Chief Executive Officer serves as the Chairman of the Board. We believe that the Company's Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the Company's business, and most capable of effectively identifying strategic priorities and leading the discussion and execution of our Company's strategy. Our independent directors and management have different perspectives and roles in strategy development. The Company's independent directors bring experience, oversight, and expertise from outside the Company and from inside and outside the Company's industry, while the Chief Executive Officer brings Company-specific experience and expertise. To assure effective independent oversight, the Company has adopted a number of governance practices, including:

- a strong, independent, clearly-defined Lead Director role (as described above);

- executive sessions of the independent directors held periodically; and

- an annual performance evaluation of the Chairman/Chief Executive Officer by the independent directors.

While there may be circumstances in the future that would lead the Company to separate the offices of Chairman and Chief Executive Officer, we do not believe this is currently necessary due to the nature and size of the operations of the Company, the overall independence of the Board from management, and the strength of the Lead Director's role on the Board.

Committees of the Board

The Board currently has five standing committees: the Audit and Finance Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Affiliate Transactions Committee and the Executive Committee. The Board also appoints from time to time ad hoc committees to address specific matters.

Audit and Finance Committee

Members:
Ulf Wiinberg, Chair
Susan Hirsch
Timothy R. Wright

The Audit and Finance Committee consists entirely of independent directors within the meaning of the Nasdaq listing rules and the requirements contemplated by Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act"). During the entirety of 2023, Mr. Wiinberg (Chair), Mr. Wright and Ms. Hirsch were members of the Audit and Finance Committee. The Board determined that Mr. Wiinberg qualifies as an audit committee financial expert. The Audit and Finance Committee's primary function is to assist the Board in monitoring the integrity of our consolidated financial statements and our system of internal control. The Audit and Finance Committee has direct responsibility for the appointment, independence, and monitoring of the performance of our independent registered public accounting firm. The committee is responsible for pre-approving any engagements of our independent registered public accounting firm, and all related party transactions. The committee also reviews our risk management practices, cyber-security program and mitigation, strategic tax planning, preparation of quarterly and annual financial reports, and compliance processes.

The Audit and Finance Committee members meet regularly with our independent registered public accounting firm, without management present and with members of management in separate private sessions, to discuss any matters that the committee or these individuals believe should be discussed privately with the committee, including any significant issues or disagreements concerning our accounting practices or consolidated financial statements. The committee also reviewed and approved the Company's Securities Trading Policy, among others, in 2023. The committee conducts a meeting each quarter to review our consolidated financial statements prior to the public release of earnings. The committee has the authority to engage special legal, accounting or other consultants to advise the committee. The committee also has the authority to delegate to subcommittees any responsibilities of the full committee. The Audit and Finance Committee charter is posted on the corporate governance section of our website at *https://investor.agenusbio.com/corporate-governance.* No material on our website is part of this Annual Report on Form 10-K.

Compensation Committee

Members:
Brian Corvese, Chair
Timothy R. Wright
Allison Jeynes-Ellis

The Compensation Committee consists entirely of independent directors within the meaning of applicable Nasdaq listing rules and "non-employee directors" for purposes of Rule 16b-3 under the 1934 Act. During the entirety of 2023, Mr. Corvese (Chair), Dr. Jeynes-Ellis, and Mr. Wright were members of the Compensation Committee. The committee's primary purpose is to approve, administer and interpret our executive, key employee and director compensation programs, benefit policies, compensation philosophy and engagement with external compensation consultants. The committee reviews, determines and approves the compensation of the Chief Executive Officer, all other executive officers and certain other key employees. It also reviews and recommends compensation for members of the Board. Additionally, the committee makes recommendations to the Board regarding the adoption of new incentive compensation and equity-based plans and administers existing incentive compensation and equity-based plans.

The Compensation Committee considers data from other companies for compensation comparison purposes and retained an outside compensation consultant in 2023, Aon Consulting, Inc. through its Human Capital Solutions Subdivision ("Aon Radford"), to review the Company's compensation philosophy, create a relevant comparator peer group based on a number of relevant factors, and evaluate our executive and board compensation programs. The committee has the authority to retain legal, accounting, or other consultants to advise the committee on executive and board compensation issues that may arise. The committee also has the authority to delegate to subcommittees any responsibilities of the full committee. The Compensation Committee charter is posted on the corporate governance section of our website at *https://investor.agenusbio.com/corporate-governance*. Please also see Item 11. Executive Compensation in this Annual Report on Form 10-K. No material on our website is part of this Annual Report on Form 10-K. Aon Radford does not provide any services to the Company or the Compensation Committee other than those described above. After consideration of the six independence assessment factors provided under the listing rules of Nasdaq, the Compensation Committee determined that Aon Radford, as an advisor to the Compensation Committee during 2023, was independent and that the work performed by Aon Radford did not raise any conflicts of interest in 2023 that would preclude the Compensation Committee from reviewing and considering Aon Radford's analyses when making compensation decisions.

Corporate Governance and Nominating Committee

Members:
Timothy R. Wright, Chair
Brian Corvese
Ulf Wiinberg

The Corporate Governance and Nominating Committee consists entirely of independent directors within the meaning of applicable Nasdaq listing rules. During 2023, the Corporate Governance and Nominating Committee consisted of Mr. Wright (Chair), Mr. Corvese and Mr. Wiinberg. The Corporate Governance and Nominating Committee is responsible for recommending to the Board policies relating to the conduct of Board affairs, the process for annual evaluation of the Board and the Chief Executive Officer, issues of corporate public responsibility, and overseeing the Company's management succession planning process. It periodically evaluates the composition of the Board and its committees, the contributions of individual directors, and the Board's effectiveness as a whole. The committee reviews the Company's ethics and compliance activities under the Code of Business Conduct and Ethics.

The Corporate Governance and Nominating Committee recommends to our full Board individuals to serve as directors. The committee recommends to the Board guidelines and criteria for Board membership and reviews with the Board, on a periodic basis, the appropriate skills and characteristics required of Board members in the context of the then current needs of Agenus. The committee is responsible for reviewing with the Board the appropriate personal characteristics and professional competencies preferred of Board members, who are expected to work together as a team to properly oversee our strategies and operations. In general, all directors are expected to possess certain personal characteristics necessary to create a highly functional and collegial Board, which include personal and professional integrity, practical wisdom and mature judgment, an inquisitive and objective perspective, and time availability for performing the duties of a director.

The Board, as a group, is expected to encompass a range of talents, ages, skills, diversity, and expertise sufficient to provide sound and prudent guidance with respect to the operations and interests of our business. Examples of desired professional competencies include accounting and financial literacy, clinical drug development experience, industry knowledge, medical or scientific knowledge, and management experience. When evaluating potential new Board appointments, the Corporate Governance and Nominating Committee considers these factors, but does not have any fixed criteria for candidates it recommends because the Board believes that a flexible evaluation process allows the committee to make sound judgments based on the needs of the organization and specific attributes of each candidate without a need for a formal policy current. Candidates should also be enthusiastic about service on our Board and working collaboratively with existing Board members to create value for all of our stockholders. The Corporate Governance and Nominating Committee does not have a formal policy with regard to the consideration of director candidates recommended by stockholders because it does not believe such a policy is necessary given that no unaffiliated stockholder has ever recommended a director candidate. When considering director candidates, the Corporate Governance and Nominating Committee, in consultation with the Chief Executive Officer and full Board, considers the current strengths on the existing Board, the current needs of the organization, and anticipated future activities and requirements of both the Board and the organization as a whole. Historically, director candidates have been generally identified primarily through referrals and the expansive and diverse professional network pool of the Board and senior executives. If the committee were to receive a recommendation for a director candidate from a stockholder, the committee expects that it would evaluate such a candidate using the criteria described above. The committee will consider a recommendation only if appropriate biographical information and background material is provided on a timely basis, accompanied by a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least one year as of the date that the recommendation is made. To submit a recommendation for a nomination, a stockholder may write to the Lead Director, Agenus Inc., 3 Forbes Road, Lexington, Massachusetts 02421, Attention: Lead Director.

In addition, our bylaws permit stockholders to nominate individuals, without any action or recommendation by the committee or the Board, for election as directors at an annual meeting of stockholders. The committee updated its charter of the Corporate Governance and Nominating Committee in 2022, which is posted on the corporate governance section of our website at *https://investor.agenusbio.com/corporate-governance*. No material on our website is part of this Annual Report on Form 10-K.

Affiliate Transactions Committee

Members:
Susan Hirsch
Timothy R. Wright

Given our 63% ownership of MiNK common stock, the Board determined that it was advisable to create a new, independent committee of the Board to evaluate and negotiate material transactions or matters with respect to which a conflict of interests exists or would reasonably be expected to exist between the Company, on the one hand, and MiNK on the other hand. In March 2023, the Board approved the Affiliate Transactions Committee Charter. The Affiliate Transactions Committee consists entirely of independent directors within the meaning of applicable Nasdaq listing rules and who are disinterested with respect to MiNK. During 2023, the Affiliate Transactions Committee consisted of Ms. Hirsch and Mr. Wright.

Our Affiliate Transactions Committee Charter is posted on the corporate governance section of our website at *https://investor.agenusbio.com/corporate-governance*. No material on our website is part of this Annual Report on Form 10-K.

Nasdaq Diversity Matrix

The following matrix provides race/ethnicity, as well as gender, of the members of our Board, as self-identified by members of our Board.

Board Diversity Matrix (As of March 14, 2024)
Total Number of Directors: 5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I Gender Identity				
Directors	2	3	-	-
Part II: Demographic Background				
African American or Black	-	-	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	2	3	-	-
Middle Eastern	-	-	-	-
Scandinavian	-	1	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

Communications with the Board

You may contact the Board or any committee of the Board by writing to Board of Directors (or specified committee), Agenus Inc., 3 Forbes Road, Lexington, Massachusetts 02421, Attn: Lead Director. You should indicate on your correspondence that you are an Agenus stockholder. Communications will be distributed to the Lead Director, the appropriate committee chairman, or other members of the Board or executive management, as appropriate, depending on the facts and circumstances stated in the communication received. Executive management will generally determine the proper response to inquiries of a commercial nature, which generally will not be forwarded to the Lead Director. Inquiries regarding accounting, internal controls over financial reporting, or auditing matters will be forwarded to the Chair of the Audit and Finance Committee, and inquiries involving matters governed by the Code of Business Conduct and Ethics will be forwarded to the Chair of the Corporate Governance and Nominating Committee.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee for the year ended December 31, 2023 were Mr. Corvese (Chair), Dr. Jeynes-Ellis, and Mr. Wright. No member of the Compensation Committee was at any time during 2023, or formerly, an officer or employee of Agenus or any subsidiary of Agenus. No executive officer of Agenus has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity while an executive officer of that other entity served as a director of Agenus or member of the Compensation Committee.

Item 11. *Executive Compensation*

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the compensation of the executive officers who are named in the "Summary Compensation Table" below and who are referred to throughout this proxy statement as our "named executive officers," and the material factors relevant to an understanding of their compensation in 2023. Our named executive officers for 2023 are:

- Dr. Garo H. Armen—Chairman and Chief Executive Officer;

- Dr. Steven J. O'Day—Chief Medical Officer; and

- Ms. Christine M. Klaskin—Vice President of Finance.

Executive Summary

This section provides information on the compensation of our named executive officers and the key factors relevant to understanding their compensation in 2023. Our named executive officers for 2023 are Dr. Garo H. Armen, Chairman and Chief Executive Officer; Dr. Steven J. O'Day, Chief Medical Officer; and Ms. Christine M. Klaskin, Vice President of Finance.

Our executive compensation program is designed to attract and retain top talent, reward strong performance, and align incentives with the creation of long-term shareholder value, while also considering the Company's resource constraints. The target short-term compensation (base salary and target annual incentive bonuses) for our named executive officers is positioned competitively on average within approximately the 50th percentile of our compensation peer group. Our long-term incentive programs are designed to preserve cash resources, encourage long-term decision-making and value creation, and reward stock price appreciation.

In 2023, we and our subsidiaries exceeded most of our annual goals set under our corporate performance goals. We achieved significant clinical, research, and operational goals, such as completing enrollment in Phase 1 and randomized Phase 2 studies of botensilimab and balstilimab in metastatic CRC and successful completion for CQV and manufacturing readiness for clinical production. We opened our new commercial manufacturing facility in Emeryville, CA, where, following validation and commissioning, we will transition our manufacturing. Data from our clinical programs were presented at six premiere scientific forums and in five peer-reviewed publications. We launched a Medical Affairs group as a key part of our engagement with key opinion leaders and healthcare professionals. We hired a new commercial lead and launched plans to prepare for eventual commercialization of our lead clinical program. We began engagement with the FDA on aspects of our clinical program, and received Fast Track designation for our lead program of botensilimab and balstilimab in patients with metastatic CRC, specifically patients with no active liver metastases, previously treated with standard combination of chemotherapy, anti-VEGF and anti-EGFR, as appropriate.

We believe that our incentive compensation programs were administered in a manner consistent with our operating performance, long-term objectives, and compensation philosophy. Based on the Company's overall performance in 2023, the annual incentive bonuses earned by our named executive officers ranged from 100% to 146% of their target bonus amounts, prior to adjusting for the multiplier applied as a result of the payment of these bonuses in stock options rather than cash, as dexcribed below under "*Annual Incentive Bonuses*".

Compensation Philosophy

Our executive compensation program is designed to attract and retain high-caliber talent while aligning our executives' incentives with the creation of long-term shareholder value. We aim to manage the risks and challenges inherent to a biotechnology company of our size and stage of development by combining short- and long-term elements, cash and equity compensation, and fixed and variable compensation. We incentivize our executives to achieve various research, clinical, and operational goals, as a means to creating long-term shareholder value, including building a high-performing team, demonstrating leadership and innovation, managing multiple dimensions of our business, and identifying and addressing our short- and long-term operational needs and financial position.

Our general philosophy is to emphasize equity over cash compensation and long-term over short-term compensation. With respect to our executive compensation program, we aim to be competitive within our industry and fair relative to other professionals within our organization. Our executives' base salaries, target annual incentive bonus levels, and target annual long-term incentive award values are set at levels that are competitive with those of our peer group. We continually review our executive compensation program to ensure that it rewards executives appropriately and provides compensation at market-competitive levels. See "Competitive Market Review" below for further information on our peer group and other market data used by our Compensation Committee.

We believe that our executive compensation program appropriately rewards our executives for achieving our goals and objectives, and provides compensation at market-competitive levels. Our Compensation Committee assessed our compensation policies and practices, including the risks created by our compensation plans, and has concluded that our current compensation programs do not present risks that are reasonably likely to have a material adverse effect on the Company.

Competitive Market Review

To compete for top-tier executive talent in the biotechnology industry, we monitor market trends and draw upon compensation surveys prepared by Aon Radford, our Compensation Committee's independent compensation consultant, custom research developed by Aon Radford, and other nationally recognized compensation surveys. Our Compensation Committee engages Aon Radford annually to evaluate our executive compensation program and compare it to other programs in the market. We defined our market using two market references for 2023: the Radford Global Life Sciences Survey and proxy data from a peer group of biotechnology companies. Our Compensation Committee approves a group of comparable companies as our peer group for executive and director compensation purposes.

Market References: How We Define Market and How We Use Market Compensation Data. Our Compensation Committee has engaged Aon Radford since 2016 as its independent compensation consultant to evaluate our executive compensation program and compare it to other programs in the market.

Defining the Market. For 2023, we used two market references to evaluate our executive compensation program against those in the market:

1. The Radford Global Life Sciences Survey, a national survey of executive compensation levels and practices. We focused primarily on a pre-determined subset of companies in our sector with between 175 and 1,500 employees and a market capitalization between $300 million to $3.0 billion (average market capitalization of approximately $1.2 billion).

2. Proxy data from a peer group of biotechnology companies of a similar headcount, market capitalization, development stage and therapeutic focus as the Company.

On an annual basis, our compensation consultant recommends, and our Compensation Committee approves, a group of comparable companies as our peer group for executive and director compensation purposes. In 2022, our Compensation Committee worked closely with Aon Radford to review, evaluate and develop our peer group with an emphasis on biotechnology and pharmaceutical companies with a similar headcount and market capitalization. Based on this analysis and discussions with Aon Radford, our Compensation Committee did not make any updates to our 2022 peer group for 2023. Our peer group for 2022 and 2023 was as follows:

2022 and 2023 Peer Group

Arcus Biosciences, Inc.
Arvinas, Inc.
Atara Biotherapeutics, Inc.
Deciphera Pharmaceuticals, Inc.
Fate Therapeutics, Inc.
ImmunoGen, Inc.
Inovio Pharmaceuticals, Inc.
Instil Bio, Inc.
Iovance Biotherapeutics, Inc.
Karyopharm Therapeutics Inc.
MacroGenics, Inc.
Mersana Therapeutics, Inc.
Precision BioSciences, Inc.
Seres Therapeutics, Inc.
SpringWorks Therapeutics, Inc.
Syndax Pharmaceuticals, Inc.
TG Therapeutics, Inc.
Voyager Therapeutics, Inc.
Zentalis Pharmaceuticals, Inc.

Determining Market Levels and Specific Comparisons. We compare our executive compensation program and amounts of compensation against our peer group by reviewing each compensation component (measured at target in the case of annual and long-term incentive opportunities) and total compensation. The comparisons made in this process are used to determine our approximate position relative to the appropriate market reference by each element of compensation and in total.

Total Compensation Strategy

Our compensation strategy aims to offer our executives competitive compensation packages, with an opportunity to earn above-market pay for exceptional performance. To maintain our competitive pay philosophy, we prioritize long-term equity incentives and performance-based incentive compensation.

We generally target total compensation at approximately the 50th percentile of our peer group, which was the case for 2023 target total compensation. For this purpose, total compensation includes annual base salary, target annual incentive bonus, and the grant date value of equity awards.

The competitive posture of our actual annual compensation paid or earned versus market references will vary year to year based on Company and individual performance, as well as the performance of our peer group and the respective levels of compensation paid by peer group companies to their executives. We expect to continue targeting total compensation at approximately the 50th percentile of our peer group, with an emphasis on performance-based compensation. Further, in light of our compensation philosophy, we believe that the total compensation package for our executives should continue to consist of base salary, annual incentive bonuses, long-term equity-based incentive compensation, and certain other benefits.

Executive Compensation Program

Components of our Executive Compensation Program

Our executive compensation program consists of the following four components (each described in more detail below):

- Short-term compensation (including base salary and annual incentive bonuses);

- Long-term incentives;

- Benefits; and

- Severance compensation and termination protections.

To determine levels of overall executive compensation, in addition to considering market data as described above, our Compensation Committee balances individual experience, performance and functional area, and company-wide goals and achievements. The general structure of our executive compensation program is consistent with that for non-executive members of the Agenus management team.

Short-Term Compensation

Our short-term compensation program consists of base salary and annual incentive bonuses. Base salary provides a fixed rate of base compensation to recognize the experience, skills, knowledge, and responsibilities of each executive, and takes into account competitive market conditions.

Base Salary: Base salaries for our executive officers are generally positioned at or around the 50th percentile of our peer group (see "Competitive Market Review" above for further information on our peer group). In establishing the base salaries of our executives, our Compensation Committee (with input from our Chief Executive Officer, other than with respect to his own base salary) considers various factors, such as an executive's seniority, experience, position and functional role and responsibilities, as well as peer group and competitive market data.

For newly hired executives, we also consider any relevant unique personal circumstances that motivated them to join Agenus and what we have historically paid for the same or similar roles, in addition to base salaries for corresponding positions within our peer group and the competitive market. When executives are newly promoted to a position, we consider their prior salary and experience, along with base salaries for corresponding positions within our peer group and the competitive market. If an executive does not have the same level of experience at the time of promotion as a counterpart hired from outside the Company would, we may implement a multi-step approach to bringing their base salary in line with targeted levels. Base salary increases at each of these steps will be contingent on the continued strong performance of the executive.

We review the base salaries of our executives annually and adjust them to reflect the executive's performance, competitive market conditions, and market data. Increases are considered within the context of our overall annual financial position before more specific individual and market competitive factors are considered. We do not use specific formulas to determine base salary increases.

In January 2023, in connection with its annual review of executive compensation matters and approval of annual long-term incentive awards for all employees, our Compensation Committee approved increases to the base salaries of our named executive officers. Dr. Armen's base salary increased from $687,750 to $715,260 (a 4% increase), Dr. O'Day's base salary increased from $572,000 to $594,880 (a 4% increase), and Ms. Klaskin's base salary increased from $286,754 to $298,224 (a 4% increase). These increases were effective as of March 6, 2023.

Named Executive Officer	2023 Base Salary
Dr. Armen	$ 715,260
Dr. O'Day	$ 594,880
Ms. Klaskin	$ 298,224

In August 2023 our Compensation Committee approved paying Dr. Armen's base salary in fully vested shares of our stock, in lieu of cash, for the remainder of 2023. In January 2024, the Compensation Committee authorized an extension of this arrangement, and Agenus will continue to pay Dr. Armen's base salary in stock, in lieu of cash, through the first half of 2024.

In January 2024, in connection with its annual review of executive compensation matters and approval of annual long-term incentive awards for all employees, our Compensation Committee elected not to approve an increase to the salaries of our named executive officers, and as a result, the current salaries of our named executive officers remain unchanged from their 2023 levels.

Annual Incentive Bonuses: Our executive officers' annual incentive bonuses are based on the achievement of Company goals and objectives as well as individual performance and are paid under our Executive Incentive Plan. Each executive is eligible to earn an annual incentive bonus ranging from 0-200% of his or her target bonus based on our Compensation Committee's evaluation of the achievement of Company goals and objectives and individual performance.

For 2023, each of our named executive officers was eligible to receive an annual incentive bonus. The target bonus amount for each executive was expressed as a percentage of his or her base salary, and was set based on market data and our Compensation Committee's assessment of the achievement of pre-established Company goals and objectives as well as individual performance. In March 2023, the Compensation Committee approved an increase in Ms. Klaskin's target bonus percentage from 30% to 35% of her base salary in connection with its annual review of executive compensation matters and approval of annual longer-term incentive awards for all employees.

Named Executive Officer	2023 Target Bonus (% of base salary)
Dr. Armen	60
Dr. O'Day	50
Ms. Klaskin	35

The Company sets annual goals and objectives at the beginning of each year with input from our executives, and such goals are reviewed and approved by our Compensation Committee and the Board. For 2023, the goals and objectives were:

- Position Agenus to be on track as a revenue generating company by 2025 based upon an approval and launch of its lead program botensilimab in combination with balstilimab in metastatic CRC.

- Continue to advance an unprecedented pipeline of effective, novel combinations of programs as well as progressing new programs discovered and being developed pre-clinically and clinically.

- Complete financing or value accretive transactions to provide sufficient capital to finance operations.

- Establish a path for a regulatory filing for our lead program on an accelerated pathway, with a planned Phase 3 confirmatory trial.

- Complete accrual of our Phase 2 program in our lead indication, metastatic CRC

- Progress manufacturing to support opening Emeryville commercial manufacturing facility.

- Progress CMC to include manufacturing CQV and registration batches to support regulatory filing in 2024.

- Develop plan for potential commercial launch of lead program in 2025.

- Launch medical affairs group to expand appropriate communication about lead programs. Generate high visibility with key opinion leaders and healthcare professionals on Agenus' lead program through presentations at premier conferences and publications in peer-review journals.

In 2023, the Company achieved significant progress towards its goal of revenue generation by 2025, with notable achievements in product development, clinical studies, manufacturing, commercial planning, and medical affairs. These included completing enrollment in Phase 1 and randomized Phase 2 studies of botensilimab and balstilimab in metastatic CRC and successful completion for CQV and manufacturing readiness for clinical production. We opened our new commercial manufacturing facility in Emeryville, CA, where, following validation and commissioning, we will transition our manufacturing. Data from our clinical programs were presented at six premiere scientific forums and in five peer-reviewed publications. We launched a Medical Affairs group as a key part of our engagement with key opinion leaders and healthcare professionals. We hired a new commercial lead and launched plans to prepare for eventual commercialization of our lead clinical program. We began engagement with the FDA on aspects of our clinical program, and received Fast Track designation for our lead program of botensilimab and balstilimab in patients with metastatic CRC, specifically patients with no active liver metastases, previously treated with standard combination of chemotherapy, anti-VEGF and anti-EGFR, as appropriate. The Company also restructured operating expenses and headcount to improve operational efficiency and focus on the registrational pathway for botensilimab and balstilimab. The Company also expanded its pipeline through next-generation therapies and combinations of botensilimab and balstilimab, with and without iNKT cells.

While there is no set formula or specified weighting of the Company goals and objectives under the annual bonus program, in determining annual incentive bonus payouts, the Compensation Committee takes into account the achievement of the goals and objectives as a whole. At the end of the year, our Chief Executive Officer, with input from management, prepares a report outlining the extent to which Company goals and objectives were achieved and presents that report to our Compensation Committee along with a recommendation on the executives' annual incentive bonus payout levels (other than with respect to his own), as a percentage of their target bonuses. Our Compensation Committee evaluates the report, along with any relevant supporting documentation, and considers it in the context of any change in facts or circumstances that could have impacted goal attainment throughout the year. From time to time, our Compensation Committee may request supplemental information from management to support the Compensation Committee's evaluation. Based on this evaluation, as well as the Company's available financial resources, our Compensation Committee exercises its discretion to determine the appropriate level for the executives' annual incentive bonus payouts. Once determined, the recommended bonus payout level is applied to each executive's target bonus percentage to establish his or her annual incentive bonus payout. Our Compensation Committee may exercise further discretion to adjust the actual bonus paid to any individual executive based on his or her individual performance and its impact on the Company's overall performance (with input from our Chief Executive Officer, other than with respect to his own bonus), which it did in respect of 2023 annual bonuses, as described below under "2023 Compensation Actions for our Named Executive Officers."

In determining the annual incentive bonus payouts for our executive officers for 2023, our Compensation Committee determined that the majority of the Company's pre-established goals and objectives for 2023, as described above, were accomplished.

In particular, the Company progressed its lead clinical program of botensilimab and balstilimab in metastatic CRC for a potential regulatory submission in 2024 based on FDA engagement. Success with that filing would enable Agenus to be on track as a revenue generating company by 2025 following an approval and launch of its lead program botensilimab in combination with balstilimab in metastatic CRC. The Company continued to advance its unprecedented pipeline of novel combinations progressing new programs discovered and being developed pre-clinically and clinically. The Company continued to work toward financial and business development transactions to provide sufficient capital to finance operations, and earned milestones based on existing partnered programs and completed transactions. The Company moved toward a regulatory filing for our lead program on an accelerated pathway, with a planned Phase 3 confirmatory trial, subject to feedback from the FDA. Critically, the Company achieved accrual of the Phase 2 program in our lead indication, metastatic CRC The Company progressed its manufacturing plans, including opening Emeryville commercial manufacturing facility in January 2023. In addition, the Company progressed its CMC to include manufacturing CQV and registration batches to support regulatory filing in 2024. The Company developed plans for potential commercial launch of the lead program in 2025, following a successful approval. Finally, the Company launch its medical affairs group to expand appropriate communication about lead programs and generate high visibility with key opinion leaders and healthcare professionals. This included presentations at premier conferences and publications in peer-review journals.

Our Compensation Committee noted that these accomplishments were made in a challenging economic environment in which the management team was under substantial resource constraints, and that the Company's accomplishments in 2023 were critical in advancing the development of our diverse portfolio, reducing our reliance on contract manufacturing organizations, effectively managing our cost structure and advancing the Company towards potential commercialization.

For 2023, our Compensation Committee approved an annual incentive bonus payout for each of our named executive officers as follows: Dr. Armen at 146% of target, Dr. O'Day at 125% of target and Ms. Klaskin at 100% of target. In 2024, our Board determined to pay our employees, including our named executive officers, their annual incentive bonuses in the form of time-based options, in lieu of cash, with the number of shares underlying such options determined by dividing 125% of the employee's earned bonus by the closing price of our common on January 17, 2024 ($0.59 per share) for Dr. Armen and January 16, 2024 ($0.61 per share) for Dr. O'Day and Ms. Klaskin. This resulted in Drs. Armen and O'Day and Ms Klaskin being granted 1,324,153, 761,885 and 213,890 options respectively. These options vest as to 50% of the underlying shares on June 27, 2024 and 50% of the underlying shares on September 27, 2024, subject to the executives continued employment or service with us through the applicable vesting date. These awards are also subject to shareholder approval of an increase in the amount of shares available for issuance under the 2019 EIP and, if such shareholder approval is not obtained, our Compensation Committee will determine the form of payout of 2023 annual bonuses. The table below shows for each of our named executive officers (i) his or her target annual incentive bonus (as a percentage of base salary), (ii) actual annual incentive bonus that would have been received if it had been paid in cash (as a percentage of base salary), and (iii) actual annual incentive bonus that would have been received if it had been paid in cash (as a percentage of target), in each case of (ii) and (iii) after giving effect to the 125% multiplier applied as a result of the payment in stock options. The amounts reported do not take into account the grant date fair value of the options.

Named Executive Officer	2023 Target Bonus (% of base salary)	2023 Actual Bonus (% of base salary)	2023 Actual Bonus (% of target)
Dr. Armen	60	109	182
Dr. O'Day	50	78	156
Ms. Klaskin	35	44	125

Long-Term Incentives

The Company's long-term incentives for 2023 consisted of time-vesting stock options. The Company believes that time-vesting stock options are also performance-based because no value is created unless the value of the common stock appreciates after grant.

Equity-based awards are granted to executives and employees to enable them to participate in the long-term appreciation of the Company's stock and to align their interests with those of our stockholders, and thereby encourage our executives to take actions that are in the best interests of the Company's long-term success. These awards are not granted automatically to executives on an annual basis. The Compensation Committee grants equity-based awards based on the executive's and the Company's performance over time, their ability to impact the Company's results that drive stockholder value, their level within the organization, their potential to take on roles of increasing responsibility, and competitive equity award levels for similar positions in the peer group.

Initial and Promotional Long-Term Incentive Grants:

The size of the initial long-term incentive grant made to executives upon joining the Company or to current employees being promoted to executive positions is primarily based on competitive considerations applicable to the executive's specific position. The Compensation Committee considers the number of shares of common stock underlying equity-based awards held by other executives in comparable positions within the Company and has, with the assistance of its independent compensation consultant, established long-term incentive guidelines for specified categories of executives. We believe this strategy is consistent with the approach of other companies in our peer group and, in our Compensation Committee's view, is appropriate for aligning the interests of our executives with those of our stockholders over the long term.

Market Comparisons:

The Company uses several methodologies to make external comparisons when determining the size and form of incentive equity awards to be granted to each executive. These methodologies include comparing the fair value of the grant (determined using methods that are consistent with the guidance in Accounting Standards Codification 718, *Compensation—Stock Compensation*), the face value of the grant, the number of shares of common stock underlying all incentive equity awards granted by position, and the proportion of exercisable to non-exercisable awards held in total. On a total Company basis, the Company analyzes total annual equity burn rates, the total number of shares remaining in the approved pool under the 2019 EIP, and equity overhang.

2023 Grants:

On January 5, 2023, the Compensation Committee granted an option to purchase shares of our common stock to each of Drs. Armen (2,400,000 shares) and O'Day (200,000 shares) and Ms. Klaskin (162,916 shares), which vest as to one-third of the options on the first anniversary of the grant date and thereafter in eight quarterly installments, generally subject to the named executive officer's continued employment or service with the Company.

Benefits

The Company provides its employees, including our named executive officers, the following benefits: health, vision, and dental insurance; life insurance; short- and long-term disability insurance; flexible spending accounts; 401(k) plan; and Employee Stock Purchase Plan. The Company provides employer matching contributions equal to $0.50 for each $1.00 contributed by an employee under its 401(k) retirement plan, up to 6% of the employee's compensation. The Company believes that these benefits are consistent with those offered by companies against which it competes for talent.

Severance Compensation and Termination Protection

We are party to employment agreements with Drs. Armen and O'Day. Additionally, we have entered into a change of control agreement with Ms. Klaskin. These agreements provide for severance compensation to be paid if the executive's employment or service is terminated under certain conditions, such as in connection with a change of control of the Company or a termination without cause by the Company, each as defined in the respective agreements.

The employment and change of control agreements and the severance compensation provisions contained in such agreements are designed to meet the following objectives:

- Change of Control: As part of our normal course of business, we may engage in discussions with other biotechnology and pharmaceutical companies about possible collaborations, licensing and/or other ways in which the companies may work together to further our respective long-term objectives. In addition, many larger established pharmaceutical companies consider companies at similar stages of development to ours as potential acquisition targets. In certain scenarios, a merger or sale of the Company may be in the best interests of our stockholders. We provide severance compensation if an executive's employment is terminated following a change of control transaction in order to maintain management continuity in the event a potential transaction is announced and to promote the ability of our executives to act in the best interests of our stockholders even though their employment could be terminated as a result of the transaction.

- Termination without Cause: If we terminate the employment of an executive who is party to an employment and change of control agreement without cause, or the executive resigns due to a compensation reduction or, in the case of Dr. Armen, for other good reason as defined in the applicable agreement, we are obligated to continue to pay the executive's base salary, bonus, and medical and dental benefits for a defined period, as well as to provide outplacement services. We believe this is appropriate because the terminated executive would be bound by confidentiality, non-solicitation and non-competition provisions following such termination. In addition, having a mutually agreed to severance package that is in place prior to any termination event provides us with more flexibility to make a change in senior management if we consider such a change to be in our and our stockholders' best interests.

Prohibition Against Hedge and Offset Transactions

The Company's Securities Trading Policy prohibits its executive officers, directors, employees, and consultants, together with members of their household, from engaging in certain transactions, including selling any of our securities that they do not own at the time of the sale, buying or selling put options, call options, or other derivative securities, and engaging in hedging transactions without pre-approval from the Chief Compliance Officer. None of the Company's executive officers has sought or obtained consent to engage in a hedging transaction as of the date of this document.

2023 Compensation Actions for our Named Executive Officers

The compensation actions for 2023 were determined by our Compensation Committee based on assessments of performance relative to Company goals and objectives and individual performance objectives, as well as comparisons against the market references described above. Our Chief Executive Officer, Dr. Armen, makes recommendations to the Compensation Committee regarding individual compensation for our executives, excluding himself. The Compensation Committee makes all final determinations regarding the compensation of our executives, including our named executive officers.

Our 2023 compensation actions for our Chief Executive Officer and our other named executive officers are summarized as follows:

Dr. Garo H. Armen—Chairman and Chief Executive Officer

- *Base Salary:* Effective in March 2023, Dr. Armen's base salary was increased from $687,750 to $715,260 per annum (a 4% increase). In August 2023 our Compensation Committee approved paying Dr. Armen's base salary in fully vested shares of our stock, in lieu of cash, for the remainder of 2023.

- *Annual Incentive Bonus:* In January 2024, our Compensation Committee approved an annual incentive bonus of $625,000 to reward Dr. Armen for his performance in 2023, which was equal to 146% of his target annual incentive bonus. Due to the Board's decision to pay his annual incentive bonus in Company stock options, subject to shareholder approval of an increase in the amount of shares available for issuance under the 2019 EIP, Dr. Armen was granted time-based Company stock options with the number of shares underlying the options determined by dividing 125% of Dr. Armen's earned bonus by the closing price of our common stock on the grant date, resulting in Dr. Armen being granted an option to purchase 1,324,153 shares of our common stock.

- *Long-Term Incentives:* In January 2023, our Compensation Committee granted Dr. Armen an option to purchase 2,400,000 shares of our common stock, subject to a three-year vesting schedule where one-third of the options vest on the one-year anniversary of the grant date, with the remainder vesting in equal quarterly installments thereafter, generally subject to his continued employment or service with the Company; provided, however, that in the event of Dr. Armen's death, disability, or retirement, such options shall vest in full.

Steven O'Day—Chief Medical Officer

- *Base Salary:* Effective in March 2023, Dr. O'Day's base salary was increased from $572,000 to $594,880 per annum (a 4% increase).

- *Annual Incentive Bonus:* In January 2024, our Compensation Committee approved an annual incentive bonus of $371,800 to reward Dr. O'Day for his performance in 2023, which was equal to 125% of his target annual incentive bonus. Due to the Board's decision to pay his annual incentive bonus in Company stock options, subject to shareholder approval of an increase in the amount of shares available for issuance under the 2019 EIP, Dr. O'Day was granted time-based Company stock options with the number of shares underlying the options determined by dividing 125% of Dr. O'Day's earned bonus by the closing price of our common stock on the grant date, resulting in Dr. O'Day being granted an option to purchase 761,885 shares of our common stock.

- *Long-Term Incentives:* In January 2023, our Compensation Committee granted Dr. O'Day an option to purchase 200,000 shares of our common stock, subject to a three-year vesting schedule where one-third of the options vest on the one-year anniversary of the grant date, with the remainder vesting in equal quarterly installments thereafter, generally subject to his continued employment or service with the Company.

Christine M. Klaskin—Vice President, Finance

- *Base Salary:* Effective in March 2023, Ms. Klaskin's base salary was increased from $286,754 to $298,224 per annum (a 4% increase).

- *Annual Incentive Bonus:* For 2023, Ms. Klaskin's target annual bonus percentage was increased from 30% to 35% of her base salary. In January 2024, our Compensation Committee approved an annual incentive bonus of $104,378 to reward Ms. Klaskin for her performance in 2023, which was equal to 100% of her target annual incentive bonus. Due to the Board's decision to pay her annual incentive bonus in Company stock options, subject to shareholder approval of an increase in the amount of shares available for issuance under the 2019 EIP, Ms. Klaskin was granted time-based Company stock options with the number of shares underlying the options determined by dividing 125% of Ms. Klaskin's earned bonus by the closing price of our common stock on the grant date, resulting in Ms. Klaskin being granted an option to purchase 213,890 shares of our common stock.

- *Long-Term Incentives:* In January 2023 our Compensation Committee granted Ms. Klaskin an option to purchase 162,916 shares of our common stock, subject to a three-year vesting schedule where one-third of the options vest on the one-year anniversary of the grant date, with the remainder vesting in equal quarterly installments thereafter, generally subject to her continued employment or service with the Company.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a federal income tax deduction for public corporations of remuneration in excess of $1 million paid in any fiscal year to certain specified executive officers, subject to certain transition rules. However, in designing our executive compensation program including for our named executive officers, the Compensation Committee considers a variety of factors, but believes that the primary purpose of our executive compensation program is to provide market competitive compensation that effectively attracts and retains executive talent, and, as a result, has approved and will continue to approve compensation that is non-deductible or is limited in its deductibility.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board has reviewed and discussed with management the foregoing Compensation Discussion and Analysis, and based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K for filing with the SEC.

By the Compensation Committee,

Brian Corvese (Chair)
Allison Jeynes-Ellis
Timothy R. Wright

The Compensation Committee of the Board consists entirely of independent directors who are not officers or employees of Agenus. The Compensation Committee charter is posted on the corporate governance section of our website at *https://investor.agenusbio.com/corporate-governance.* No material on our website is part of this Annual Report on Form 10-K.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table

This table shows certain information about the compensation paid or awarded to, or earned by, our named executive officers for 2023, 2022, and 2021.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[3]	Stock Awards ($)[4]	Option Awards ($)[5]	All Other Compensation ($)[6]	Total ($)
Garo H. Armen, Ph.D.[2]	2023	710,499	625,000	312,500	4,208,320 [7]	—	5,856,319 [9]
Chief Executive Officer	2022	689,010	625,000	312,500	3,999,800 [7]	—	5,626,310 [9]
	2021	655,000	625,000	196,500	8,276,866 [7]	4,082	9,757,448 [9]
Steven J. O'Day, M.D.	2023	590,480	371,800	143,000	322,000	8,700	1,435,980 [9]
Chief Medical Officer	2022	572,423	286,000	130,625	313,500	8,700	1,311,248 [9]
	2021	539,423	891,250 [8]	323,000	610,362	8,700	2,372,735 [9]
Christine M. Klaskin	2023	296,239	104,378	43,013	262,295	6,822	712,747 [9]
Vice President, Finance	2022	287,178	86,026	39,291	209,000	6,630	628,125 [9]
	2021	275,725	78,581	36,000	178,320	6,206	574,832 [9]

(1) A portion of the amounts reported as base salary for 2023, 2022 and 2021 for Ms. Klaskin, who is also a named executive officer of MiNK Therapeutics, Inc. ("MiNK"), $29,624, $27,244 and $20,019, respectively, were allocated to Ms. Klaskin's services to MiNK in 2023, 2022 and 2021, and will also be reported as compensation in MiNK's Summary Compensation Table.

(2) As an employee-director, Dr. Armen receives no additional compensation for his service on the Board. The amount reported as base salary for Dr. Armen in 2023 and 2021 includes salary that was paid to Dr. Armen in the form of Agenus stock.

(3) Amounts reported reflect annual incentive bonuses for the applicable year. For 2023, the amounts reported for Drs. Armen and O'Day and Ms. Klaskin reflect the amount of the annual incentive bonus that would have been paid in cash, absent the Company's decision to issue payment in the form of options to purchase Agenus stock with the number of shares underlying such option determined by dividing 125% of the amount of the annual incentive bonus reported in the table by the closing price on the grant date ($0.59 per share, which was the closing price of our stock on January 17, 2024) for Dr. Armen and ($0.61 per share, which was the closing price of our stock on January 16, 2024) for Dr. O'Day and Ms Klaskin which resulted in Drs. Armen and O'Day and Ms. Klaskin being granted 1,324,153, 761,885, and 213,890 options, respectively. As of the award date, the values of such grants, calculated in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures were $207,479, $101,788 and $35,720, for Drs. Armen and O'DAy and Ms Klaskin, respectively. These option grants are subject to shareholder approval of an increase in the amount of shares available for issuance under the 2019 EIP. The grant date fair value of these incremental options is not included in the option awards column for 2023 because the options were granted in 2024, and because the grant date fair value of the option awards is less than the amount of the annual incentive bonus reported in the table. For 2022 and 2021, the amounts reported for Drs. Armen, and O'Day and Ms. Klaskin reflect the amount of the annual incentive bonus that would have been paid in cash, absent the Company's decision to issue payment in the form of Agenus stock. Drs. Armen, and O'Day and Ms. Klaskin were granted shares of stock (subject to trading restrictions) in respect of their 2022 and 2021 annual incentive bonuses having a value on the date of grant equal to 150% of the amount of the annual incentive bonus listed in the table above. For 2022, based on the closing price of $2.45 on the date of grant, this resulted in their being granted 382,653, 175,102, and 52,669 shares, respectively, of fully vested Agenus stock. The grant date fair value of these incremental shares is not included in the stock awards column for 2022 because the shares were granted in 2023. As such, the grant date fair value of these incremental shares is included in the stock awards column for 2023. For 2021, based on the closing price of Agenus stock of $2.51 on the date of grant, this resulted in the named executive officers being granted 373,505, 156,125, and 46,961 shares, respectively, of fully vested Agenus stock. The grant date fair value of these incremental shares is not included in the stock awards column for 2021 because the shares were granted in 2022. As such, the grant date fair value of these incremental shares is included in the stock awards column for 2022. For 2020, Dr. Armen and Ms. Klaskin elected to receive payment of their bonuses in the form of fully vested Agenus stock, and were granted shares of stock in respect of their 2020 annual incentive bonuses having a value on the date of grant equal to 150% of the amount of the annual incentive bonus that was reported in the bonus column for 2020. The grant date fair values of these incremental shares were not included in the stock awards column for 2020 because the shares were granted in 2021. As such, the grant date fair value of these incremental shares is included in the stock awards column for 2021.

(4) Amounts reported for each of our named executive officers for 2023 and 2022 and for Dr. Armen and Ms Klaskin for 2021 reflect the incremental fair value of the shares granted in lieu of 2022, 2021 and 2020 bonus awards (as applicable) discussed in footnote 3 above, determined in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures. The grant date fair value was calculated by multiplying the number of incremental shares of our common stock subject to the award by the closing price of a share of common stock on the grant date. The amount reported for 2021 for Dr. O'Day reflects the grant date fair value of the restricted stock unit award granted to him in January 2021 in connection with his hire in January 2021, determined in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures. The grant date fair value was calculated by multiplying the number of restricted stock units subject to the award by the closing price of a share of our common stock on the grant date.

(5) Amounts reported reflect the grant date fair value of options granted in the applicable year, determined in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures. Please see Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K for the assumptions used in valuing such awards.

(6) Amounts reported for 2023 reflect matching contributions made under our 401(k) plan on behalf of the applicable named executive officer.

(7) Amounts reported include the grant date fair value of options granted with respect to common shares of our subsidiary MiNK, which was $344,320 for 2023, $28,800 for 2022, and $1,500,706 for 2021, all determined in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures. Please see Note 8 to the consolidated financial statements of MiNK'S Annual Report on Form 10-K for the year ended December 31, 2022 for assumptions used in valuing such awards. The assumptions used in valuing such awards for 2023 will be included in the consolidated financial statements of MiNK's Annual Report on Form 10-K for the year ended December 31, 2023.

(8) The amount reported includes a sign-on bonus of $630,000 to Dr. O'Day.

(9) The table below shows the cash compensation paid to each of our named executive officers. All other amounts included in the Summary Compensation Table represent non-cash compensation in the form of shares issued, and stock options awarded, each valued in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures. As discussed in footnotes 2 and 8 above, during 2023 and 2021, Dr. Armen received a portion of his salary in the form of Agenus stock, having a value at issuance equal to the value of such salary, and in 2021, Dr. O'Day received a sign-on bonus.

Name	2023 ($)	2022 ($)	2021 ($)
Garo H. Armen, Ph.D.	564,383	689,010	488,777
Steven J. O'Day, M.D.	599,180	581,123	1,169,423
Christine M. Klaskin	303,061	293,808	281,931

Grants of Plan-Based Awards for Fiscal Year 2023

Executive Officer	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Options Awards ($)[4]
Garo H. Armen, Ph.D[3]	01/05/2023[1]	—	2,400,000	2.45	3,864,000
	01/05/2023[2]	127,551	—	—	312,500
Steven J. O'Day, M.D.	01/05/2023[1]	—	200,000	2.45	322,000
	01/05/2023[2]	58,367	—	—	143,000
Christine M. Klaskin	01/02/2022[1]	—	162,916	2.45	262,295
	01/05/2023[2]	17,556	—	—	43,013

(1) Options have a three-year vesting schedule where one-third of the options vest on the one-year anniversary of the grant date, with the remainder vesting in eight equal quarterly installments thereafter, generally subject to the named executive officer's continued employment or service with the Company.

(2) Represents the incremental fair value of the fully-vested shares granted in lieu of 2022 bonuses. See footnotes 3 and 4 to the Summary Compensation Table for further information on the shares granted in lieu of 2022 bonuses.

(3) As described in footnote 2 to the Summary Compensation Table, Mr. Armen was granted fully vested shares of common stock in lieu of cash payment of his base salary payments for September – December 2023. Mr. Armen was granted 166,917 fully vested shares of stock in lieu of such cash base salary payments in 2023, with an aggregate grant date fair value of $146,116, which is equal to the amount of salary Mr. Armen would have otherwise been paid in cash. These fully vested shares of common stock are included in the Option Exercises and Stock Vested for Fiscal Year 2023 Table below.

(4) Represents the grant date fair value of awards granted during 2023 determined in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures. The grant date fair value of fully vested shares of stock reported in the table is calculated by multiplying the number of shares by the closing price on the grant date. See footnote 5 to the Summary Compensation Table for the assumptions used in determining the grant date fair value of option awards.

Narrative Disclosure to the Summary Compensation Table and Grants of Plan-Based Awards Table

We entered into an employment agreement with Dr. Armen in 2005 and subsequently amended the agreement in 2009 and 2010. Dr. Armen's employment agreement sets forth his initial base salary and target annual bonus opportunity, both of which have subsequently increased, and provides for severance payments and benefits in the event of a qualifying termination of his employment, as described under "Potential Payments Upon Termination or Change of Control" below. Dr. Armen's employment agreement includes restrictive covenants with respect to confidential information and the assignment of intellectual property, and includes non-competition and employee non-solicitation/no-hire covenants that apply for the greater of 18 months following his termination of employment or the period during which Dr. Armen receives severance payments and benefits.

We entered into an employment agreement with Dr. O'Day in October 2020, which was effective upon the commencement of his employment with us in January 2021. Dr. O'Day's employment agreement provides for an initial annual base salary which has subsequently increased, and a target annual bonus opportunity, and provides for severance payments and benefits in the event of a qualifying termination of his employment, as described under "Potential Payments Upon Termination or Change of Control" below. Dr. O'Day's employment agreement also provided for a $630,000 sign-on bonus, which he received in 2021, and which he was required to repay to the Company if he terminated his employment within two years. Dr. O'Day's employment agreement includes restrictive covenants with respect to confidential information and the assignment of intellectual property, and includes non-competition covenants that apply during employment and for 12 months following his termination of employment under certain circumstances, as well as employee non-solicitation/no-hire covenants that apply during employment and for the greater of 12 months following his termination of employment or the period during which Dr. O'Day receives severance payments and benefits.

We have not entered into an employment agreement with Ms. Klaskin. However, we have entered into a change of control agreement with Ms. Klaskin, the terms of which are described under "Potential Payments Upon Termination or Change of Control" below.

Outstanding Equity Awards at Fiscal Year-End 2023

The following table shows outstanding equity awards for the named executive officers as of December 31, 2023:

| Name | Option Awards | | | |
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Garo H. Armen, Ph.D.	500,000	—	3.00	02/14/2024
	250,000	—	5.04	02/12/2025
	555,000	—	4.16	03/31/2026
	53,037	—	6.77	09/16/2026
	853,000	—	3.77	03/31/2027
	935,200	—	5.65	03/02/2028
	42,500	—	2.38	12/31/2028
	1,665,000	—	2.38	01/01/2029
	87,500	—	3.23	11/05/2029
	1,500,000	—	4.12	12/24/2029
	58,333	—	3.61	06/15/2030
	1,900,000	—	3.70	12/17/2030
	1,263,500	636,500 (2)	3.18	01/01/2031
	1,263,500	636,500 (1)	3.22	01/02/2032
	—	2,400,000 (1)	2.45	01/05/2033
Steven J. O'Day, M.D.	199,999	100,001 (3)	3.23	01/04/2031
	99,748	50,252 (1)	3.22	01/02/2032
	—	200,000 (1)	2.45	01/05/2033
Christine M. Klaskin	100,000	—	3.00	02/14/2024
	45,000	—	5.04	02/12/2025
	30,000	—	4.16	03/31/2026
	7,551	—	6.77	09/16/2026
	72,500	—	3.77	03/31/2027
	83,150	—	5.65	03/02/2028
	75,000	—	2.38	12/31/2028
	8,333	—	2.38	12/31/2028
	4,537	—	3.23	11/05/2029
	85,000	—	4.12	12/24/2029
	12,500	—	3.61	06/15/2030
	50,000	—	3.70	12/17/2030
	33,248	16,752 (2)	3.18	01/01/2031
	66,500	33,500 (1)	3.22	01/02/2032
	—	162,916 (1)	2.45	01/05/2033

(1) Represents options that are subject to a three-year vesting schedule pursuant to which one-third of the options vest on the one-year anniversary of the grant date (which one-year anniversary is nine years prior to the option's expiration date) and the remainder vest in equal quarterly installments thereafter, generally subject to the named executive officer's continued employment or service with the Company.

(2) Options were granted by our Compensation Committee on January 1, 2021 subject to stockholder approval of an increase to the available share pool under our equity incentive plan. Such approval was obtained on June 16, 2021. Options are subject to a four-year vesting schedule pursuant to which one-third of the options vested on the two-year anniversary of the grant date (which two-year anniversary is eight years prior to the option's expiration date) and the remainder vest in equal quarterly installments thereafter, generally subject to the named executive officer's continued employment or service with the Company.

(3) Options granted January 4, 2021 that have a three-year vesting schedule where one-third of the options vest on each anniversary of the grant date, generally subject to Dr. O'Day's continued employment or service with the Company.

Option Exercises and Stock Vested for Fiscal Year 2023

The following table provides information relating to the vesting of stock awards for our named executive officers during 2023. No stock options were exercised by our named executive officers during 2023.

| Name | Stock awards | |
	Number of shares acquired on vesting (#)[1]	Value realized on vesting ($)[2]
Garo H. Armen, Ph.D.	549,570	1,083,615
Steven J. O'Day, M.D.	175,102	429,000
Christine M. Klaskin	52,669	129,039

(1) For each of our named executive officers, includes fully vested shares granted in 2023 in lieu of cash payment for 2022 bonuses. See footnotes 3 and 4 to the Summary Compensation Table for further information on the shares granted in lieu of 2022 bonuses. For Dr. Armen, also includes fully vested shares granted in 2023 in lieu of cash payment of base salary.

(2) The value reported equals the Company's stock price on the vesting date multiplied by the number of shares acquired on vesting.

Potential Payments Upon Termination or Change of Control

We have entered into employment agreements with Drs. Armen and O'Day that provide for certain payments and benefits in the event of certain terminations of employment or a change of control. Additionally, we are a party to a change-in-control agreement with Ms. Klaskin. The following text summarizes the potential payments to Drs. Armen and O'Day and Ms. Klaskin, and the following tables include estimates of those potential payments assuming that the triggering event occurred on December 31, 2023, the last day of our fiscal year. As used in the following summary, the terms "cause," "good reason" and "change of control" have the meaning set forth in the applicable agreement.

Our Chief Executive Officer

Dr. Armen

Under Dr. Armen's employment agreement, if we terminate Dr. Armen's employment without cause or if he terminates his employment for good reason outside of a change of control, he is entitled to receive from the Company:

- his base salary for a period of 18 months, plus a lump sum payment of 150% of the higher of his target annual incentive bonus for the year of termination or his last actual annual incentive bonus;

- Company-paid coverage under our medical and dental plans for a period of 18 months following the date of termination;

- a lump sum payment of $15,000 for outplacement assistance;

- a gross-up for any taxes with respect to such outplacement assistance payment;

- a gross-up payment for any taxes, interest and penalties imposed by Section 4999 of the Code; and

- at the Compensation Committee's discretion, the acceleration of vesting of any unvested stock options.

Upon a change of control, 100% of any of Dr. Armen's outstanding unvested performance shares immediately vest and 50% of any of Dr. Armen's outstanding unvested stock options and restricted stock as of the change of control date become vested and exercisable and, in the case of shares of restricted stock, no longer subject to forfeiture. If a change of control occurs and, within 24 months, we terminate Dr. Armen's employment without cause or if he terminates his employment for good reason, he is entitled to receive from the Company:

- a lump sum payment of 24 months of base salary plus two times the higher of his target annual incentive bonus for the year of termination or his last actual annual incentive bonus;

- Company-paid coverage under our medical and dental plans for a period of 24 months following the date of termination;

- a lump sum payment of $15,000 for outplacement assistance;

- a gross-up for any taxes with respect to such outplacement assistance payment;

- a gross-up payment for any taxes, interest and penalties imposed by Section 4999 of the Code; and

- acceleration of vesting for all then-unvested stock options, performance shares and shares of restricted stock as of the date of termination.

Additionally, under Dr. Armen's employment agreement, he is subject to post-termination non-competition and non-solicitation restrictions that apply for the greater of a period of 18 months post-termination or the period during which he is receiving post-termination payments from us.

In the event of Dr. Armen's death, disability or retirement, all of his unvested stock options will vest in full and become exercisable, and each stock option will remain exercisable for the lesser of (i) three years from the date of such event or (ii) the end of the 10-year term of each such stock option.

The following table shows the severance payments and benefits that would be payable to Dr. Armen in the event of a termination of employment without cause or resignation for good reason, including within 24 months following a change of control, assuming such termination and change of control occurred on December 31, 2023.

Executive Benefits and Payments Upon Termination or Change of Control	Termination without Cause or Resignation for Good Reason within 24 months following a Change of Control* ($)	Termination without Cause or with Good Reason* ($)
Base Salary	1,430,520	1,072,890
Bonus Payment	1,250,000	937,500
Acceleration of Vesting of Equity	—	—
Perquisites and Other Personal Benefits	43,229	36,732
Gross-up Payments for Change of Control Excise Taxes	—	—
Total:	2,723,749	2,047,122

* We used the following assumptions to calculate these payments:

- The value associated with cashing out all stock options that accelerate as a result of the event described in the table is based on a stock price of $0.83, which was the closing price of our common stock on December 29, 2023, the last trading day of 2023. Awards were valued based on the number of shares associated with the then-unvested portion of each accelerated award multiplied by the difference between $0.83 and the exercise price related to such award (if any). Upon a change of control without an associated termination of employment, the acceleration of unvested equity would be valued at $0 because the exercise price of each of Dr. Armen's unvested stock options was greater than the closing price of our common stock on December 29, 2023.

- We assumed in each case that the termination of employment is without cause, Dr. Armen does not violate his non-competition or non-solicitation agreements with us following such termination, he does not receive medical and dental insurance coverage from another employer within two years (or 18 months, as applicable) of such termination, and he does not incur legal fees requiring reimbursement from us. We also assumed that the termination of employment does not qualify as a retirement for purposes of Dr. Armen's stock options.

- We used the same assumptions for health care benefits that we used for our financial reporting under generally accepted accounting principles in the United States.

- For purposes of calculating his gross-up payments, the following are included as parachute payments: cash severance payable upon termination in connection with a change of control, the value of any outplacement services and benefits continuation due in the event of such a termination (including a tax gross-up in respect of outplacement services), and the value of the acceleration of outstanding equity awards, all determined in accordance with applicable tax regulations. We have assumed that all outstanding options are cashed out in the assumed transaction for an amount equal to the excess, if any, of $0.83 (the closing price of our common stock on December 29, 2023) over the exercise price per share under the option, multiplied by the number of shares subject to the option vest in full. Finally, these figures assume that none of the parachute payments will be discounted as attributable to reasonable compensation and no value is attributed to the executive executing a non-competition agreement in connection with the assumed termination of employment.

In the event of a termination of Dr. Armen's employment due to his death, disability or retirement as of December 31, 2023, and based on the closing price of our common stock of $0.83 per share on December 29, 2023, the value of the unvested stock options that would have vested on such termination would be $0.

Our Chief Medical Officer

Dr. O'Day

Under Dr. O'Day's employment agreement, if we terminate Dr. O'Day's employment without cause or if he terminates his employment based on a material reduction in his base salary outside of a change of control, he would be entitled to receive from the Company:

- his base salary for a period of 12 months, plus a lump sum payment equal to the higher of his target annual incentive bonus for the year of termination or his last actual annual incentive bonus;

- Company-paid coverage under our medical and dental plans for a period of 12 months following the date of termination;

- a lump sum payment of $15,000 for outplacement assistance; and

- a gross-up for any taxes with respect to such outplacement assistance payment.

Upon a change of control, 50% of any of Dr. O'Day's outstanding unvested stock options and restricted stock as of the change of control date become vested and exercisable, and in the case of restricted stock, no longer subject to forfeiture. If a change of control occurs and, within 18 months, we terminate Dr. O'Day's employment without cause or if he terminates his employment as a result of a material reduction in his base salary or for good reason, he is entitled to receive from the Company:

- a lump sum payment of 18 months of base salary plus 150% of the higher of his target annual incentive bonus for the year of termination or his last actual annual incentive bonus;

- Company-paid coverage under our medical and dental plans for a period of 18 months following the date of termination;

- a lump sum payment of $15,000 for outplacement assistance;

- a gross-up for any taxes with respect to such outplacement assistance payment; and

- acceleration of vesting for all then-unvested stock options and shares of restricted stock as of the date of termination.

Additionally, under Dr. O'Day's employment agreement, he is subject to a 12-month post-termination of employment non-competition covenant in the event his employment terminates under certain circumstances and non-solicitation restrictions that apply for the greater of a period of 12 months post-termination or the period during which he is receiving post-termination payments from us. In the event any payment or benefit provided to Dr. O'Day, under his employment agreement or otherwise, would be subject to the excise tax imposed by Section 4999 of the Code, the payments and benefits will be automatically reduced to the extent necessary so that such excise tax will not be applicable.

The following table shows the severance payments and benefits that would have been payable to Dr. O'Day under his employment agreement in the event of a termination of employment without cause or resignation as a result of a material reduction in his base salary or for good reason, including within 18 months following a change of control, assuming such termination and change of control occurred on December 31, 2023.

Executive Benefits and Payments Upon Termination or Change of Control	Termination without Cause or Resignation for Good Reason within 18 months following a Change of Control* ($)	Termination without Cause or as a Result of a Material Salary Reduction* ($)
Base Salary	892,320	594,880
Bonus Payment	557,700	371,800
Acceleration of Vesting of Equity	—	—
Perquisites and Other Personal Benefits	41,447	33,380
Total:	1,491,467	1,000,060

* We used the following assumptions to calculate these payments:

- The value associated with cashing out all stock options that accelerate as a result of the event described in the table is based on a stock price of $0.83, which was the closing market price of our common stock on December 29, 2023. Awards were valued based on the number of shares associated with the then-unvested portion of each accelerated award multiplied by the difference between $0.83 and the exercise price related to such award (if any). Upon a change of control without an associated termination of employment, the acceleration of unvested equity would be valued at $0 because the exercise price of each of Dr. O'Day's unvested stock options was greater than the closing price of our common stock on December 29, 2023.

- We assumed in each case that the termination of employment is without cause, Dr. O'Day does not violate his non-competition or non-solicitation agreements with us following such termination, and does not receive medical and dental insurance coverage from another employer within 18 months of such termination.

- We used the same assumptions for health care benefits that we used for our financial reporting under generally accepted accounting principles in the United States.

Our Vice President, Finance

<u>Ms. Klaskin</u>

Under the change of control agreement with Ms. Klaskin, upon a change of control:

- 100% of any of Ms. Klaskin's outstanding unvested performance shares as of the change of control date immediately vest;

- 50% of each of Ms. Klaskin's outstanding unvested stock options and shares of unvested restricted stock as of the change of control date become vested and exercisable, and in the case of restricted stock, no longer subject to forfeiture; and

- If a change of control occurs and, within 18 months, we terminate Ms. Klaskin's employment without cause or if Ms. Klaskin terminates her employment for good reason, she is entitled to receive from the Company:

  - a lump sum payment of 18 months of base salary plus 150% of the higher of her target annual incentive bonus for the year of termination or her last actual annual incentive bonus;

  - coverage under our medical and dental plans for 18 months following the date of termination;

  - a lump sum payment of $15,000 for outplacement assistance;

  - a gross-up for any taxes with respect to such outplacement assistance payment; and

  - the acceleration of vesting of all unvested stock options and unvested restricted stock as of the date of the change of control.

Executive Benefits and Payments Upon Termination or Change of Control	Termination without Cause or Resignation for Good Reason within 18 months following a Change of Control* ($)
Base Salary	447,336
Bonus Payment	156,568
Acceleration of Vesting of Equity	—
Perquisites and Other Personal Benefits	18,649
Total:	622,553

* We used the following assumptions to calculate these payments:

- The value associated with cashing out all stock options that accelerate as a result of the event described in the table is based on a stock price of $0.83, which was the closing market price of our common stock on December 29, 2023. Awards were valued based on the number of shares associated with the then-unvested portion of each accelerated award multiplied by the difference between $0.83 and the exercise price related to such award (if any). Upon a change of control without an associated termination of employment, the acceleration of unvested equity would be valued at $0 because the exercise price of each of Ms. Klaskin's unvested stock options was greater than the closing price of our common stock on December 29, 2023.

- We assumed that the termination of employment is without cause, and Ms. Klaskin does not receive medical and dental insurance coverage from another employer within 18 months of such termination.

- We used the same assumptions for health care benefits that we used for our financial reporting under generally accepted accounting principles in the United States.

DIRECTOR COMPENSATION

The following table shows the compensation paid or awarded to each non-employee director for his or her service as a non-employee director in 2023:

Name	Fees Earned or Paid in Cash[1] ($)	Option Awards[2][3] ($)	Stock Awards[4] ($)	Other Compensation ($)	Total ($)
Brian Corvese	142,500	554,141 [4]	71,500	120,000 [5]	888,141
Susan Hirsch	85,000	157,000	—	—	242,000
Allison Jeynes-Ellis	85,000	157,000	—	—	242,000
Ulf Wiinberg	102,500	206,885 [4]	57,000	—	366,385
Timothy Wright	150,000	235,500	—	—	385,500

(1) Includes fees earned in 2023 but deferred pursuant to our Directors' Deferred Compensation Plan (as amended) or paid in Agenus Inc. common stock.

(2) Amounts shown reflect the grant date fair value of stock options granted during 2023 determined in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures. Please see Note 13 to our consolidated financial statements included in this Annual Report on Form 10-K for the assumptions used in valuing such awards.

(3) The aggregate number of shares subject to stock option awards held by each director as of December 31, 2022 was:

	Stock Options
Brian Corvese	892,916
Susan Hirsch	400,000
Allison Jeynes-Ellis	500,000
Ulf Wiinberg	642,500
Timothy Wright	763,417

(4) Amounts reported include the value of options and restricted stock units granted with respect to shares of common stock of our subsidiary MiNK.

(5) Represents cash retainer earned for services under a consulting agreement.

Employee directors do not receive any additional compensation for their service as a director. Each year, the Compensation Committee reviews the compensation we pay to our non-employee directors. The Compensation Committee compares our Board compensation to compensation paid to non-employee directors by companies in our peer group, described above. The committee also considers the responsibilities that we ask our Board members to assume and the amount of time required to perform those responsibilities.

Cash and Equity Compensation for Non-Employee Directors for 2023

Type of Fee		
Annual retainer	$	75,000
Additional annual cash retainer for Lead Director	$	20,000
Additional annual cash retainer for Audit and Finance Committee Chair	$	20,000
Additional annual cash retainer for Audit and Finance Committee member	$	10,000
Additional annual cash retainer for Compensation Committee Chair	$	20,000
Additional annual cash retainer for Compensation Committee member	$	10,000
Additional annual cash retainer for Corporate Governance and Nominating Committee Chair	$	15,000
Additional annual cash retainer for Corporate Governance and Nominating Committee member	$	7,500
Additional annual cash retainer for Executive Committee Chair	$	40,000
Additional annual cash retainer for Executive Committee member	$	20,000
Additional annual stock option grant for Executive Committee [2]		80,000
Additional cash meeting fee for each individual Board or Committee meeting in excess of 10 meetings	$	1,500
Initial stock option grant[2]		150,000
Annual stock option grant[1]		100,000

(1) Initial stock option grants vest over three years in equal annual installments on each anniversary of the date of grant, generally subject to continued service through the applicable vesting date.

(2) Annual stock option grants vest entirely on the earlier of (i) the one-year anniversary of the grant date and (ii) the following year's annual stockholder meeting, in each case, generally subject to continued service through the vesting date.

Agenus also reimburses each non-employee director for reasonable travel and out-of-pocket expenses in connection with his or her service as director.

Our Directors' Amended and Restated Deferred Compensation Plan (as amended) (the "DDCP") permits each non-employee director to defer all or a portion of his or her cash compensation until his or her service ends or until a specified date. A director may credit his or her deferred cash into an interest-bearing account, an equity account tied to the value of our common stock, or a combination of both. As a matter of policy, directors are encouraged to elect to defer twenty-five percent of their cash compensation into an equity account under the DDCP.

The Board has adopted a policy guideline that encourages directors to hold 10,000 shares of our common stock within a reasonable period of time following their election or appointment to the Board. In addition to purchasing shares in the open market, directors may utilize the DDCP or the Agenus Board Compensation Policy, which allows directors to receive their compensation in stock, to acquire these shares. In accordance with the requirements of the DDCP, elections to defer compensation thereunder must be made prior to the end of the third quarter of the prior calendar year. In some cases, a director, due to securities law restrictions, may be unable to purchase such shares until such election takes effect.

Consulting Agreement with Mr. Corvese

We entered into a letter agreement with Mr. Corvese, which was subsequently amended in 2022 and 2023, under which he provides consulting services to us. Pursuant to his letter agreement, Mr. Corvese is entitled to receive a monthly cash retainer equal to $10,000, not to exceed $120,000 for each year of the term. Under Mr. Corvese's letter agreement, he has agreed to a one-year non-solicitation covenant and, perpetual nondisparagement, and confidentiality covenants.

Chief Executive Officer Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of total annual compensation for Dr. Armen, our chairman and chief executive officer (the "CEO"), to the median of the annual total compensation of all our employees (other than the CEO). For 2023:

- Dr. Armen's total annual compensation as reflected in the Summary Compensation Table : $5,856,319 (of which $564,383 is cash compensation);

- Median annual total compensation of all employees (other than CEO): $128,059; and

- Ratio of the annual total compensation of the CEO as reflected in the Summary Compensation Table to the median of the annual total compensation of all employees (other than CEO): 1:45.7

In determining the median employee, we chose December 31, 2023 as the date to identify our median employee, and we identified our median employee using the consistently applied compensation measure of base salary as reflected on Company records for all U.S. and non-U.S. employees. Additionally, we annualized the compensation of all employees who were hired in 2023 and were working for us on December 31, 2023, but who did not work for us the entire fiscal year. After we identified our median employee, we measured the median employee's annual total compensation under SEC rules using base salary earned in 2023, annual cash or stock bonuses paid in 2024 for the 2023 performance year, the grant date value of any equity awards received in 2023 and the 401(k) match provided by the Company in 2023, in each case, if applicable. We calculated our median employee's total annual compensation using the same methodology we used to calculate Dr. Armen's annual total compensation, as reflected in the "Total" column of the Summary Compensation Table above.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following disclosure regarding the relationship between executive compensation actually paid and certain financial performance of the Company for Dr. Armen, our principal executive officer ("PEO"), and our named executive officers other than our PEO ("Non-PEO NEOs") for the fiscal years listed below. Our Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

As noted in the CD&A, the principal incentive elements in the Company's executive compensation program for 2023 were delivered in the form of annual bonuses (paid in the form of time-based options in lieu of cash) and equity awards in the form of time-based options. As is the case with many companies in the biotechnology industry, our incentive objectives are generally tied to the Company's strategic and operational goals, and we did not use financial measures to link executive compensation to our financial performance in 2023. Accordingly, we have not included any "Company Selected Measure," as contemplated under the SEC Pay Versus Performance disclosure rules, or provided a tabular list of financial performance measures.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4]	Total Shareholder Return[5]	Peer Group Total Shareholder Return [6]	Net Loss ($)[7]	Company Selected Measure
2023	5,856,319	(1,232,388)	1,074,363	848,288	20.39	115.42	(257,437,042)	N/A
2022	5,626,310	(1,356,412)	969,686	1,088,774	58.97	111.27	(230,655,670)	N/A
2021	9,757,448	8,844,707	2,809,564	2,548,466	79.12	124.89	(28,723,733)	N/A
2020	5,637,244	(1,572,801)	1,178,911	755,519	78.13	125.69	(182,891,108)	N/A

(1) Represents the total from the Summary Compensation Table in each applicable year for Dr. Armen, who was the PEO for all four years reported in the table (2020-2023).

(2) Represents the amount of compensation actually paid to Dr. Armen, as computed in accordance with Item 402(v) of Regulation S-K. The chart below details the adjustments made to the PEO's total compensation for each year to determine the compensation actually paid for the relevant year.

(3) Represents the average total from the Summary Compensation Table in each applicable year for the Non-PEO NEOs, which are comprised of: for 2023 and 2022, Dr. O'Day and Ms. Klaskin; and for 2021, Drs. Buell and O'Day, Ms. Klaskin, and Mr. Krauss, and for 2020, Dr. Buell, Mr. Kearns, Ms. Klaskin, and Mr. Krauss.

(4) Represents the average amount of compensation actually paid to the Non-PEO NEOs, as computed in accordance with Item 402(v) of Regulation S-K. The chart below details the adjustments made to the average total compensation for each year to determine the compensation actually paid for the relevant year.

(5) Represents the cumulative total shareholder return on $100 invested in the Company's common stock as of the last day of public trading of the Company's common stock in fiscal year 2019 through the last day of public trading of the Company's common stock in the applicable fiscal year for which the cumulative total shareholder return is reported. The Company did not pay dividends for any of 2023, 2022, 2021, or 2020.

(6) Represents the weighted cumulative total shareholder return on $100 invested in our peer group as of the last day of public trading in fiscal year 2019 through the last day of public trading in the applicable fiscal year for which the cumulative total shareholder return is reported. The peer group used for this purpose is the Nasdaq Biotechnology Index for all four years disclosed, which is the same peer group used in our Annual Report on Form 10-K for each of these years for purposes of Item 201(e) of Regulation S-K. The return of this index is calculated assuming reinvestment of dividends during the period presented.

(7) Represents net income (loss) disclosed in our Annual Report on Form 10-K for the years ended December 31, 2023, 2022, 2021, and 2020, as applicable.

Compensation Actually Paid Adjustments

Year	Summary Compensation Table Total ($)	(Minus) Option Awards and Stock Awards Columns from the Summary Compensation Table ($)	Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Option and Stock Awards Granted in Fiscal Year ($)	Plus (Minus) Change in Fair Value from Prior Fiscal Year-end of Outstanding and Unvested Stock Option and Stock Awards Granted in Prior Fiscal Years ($)	Fair Value as of the Vesting Date of Awards Granted and that Vest in the Same Year ($)	Plus (Minus) Change in Fair Value from Prior Fiscal Year-End Vesting Date of Stock Option and Stock Awards Granted in Prior Fiscal Years for which Applicable Vesting Conditions were Satisfied During Fiscal Year ($)	(Minus) Fair Value as of Prior Fiscal Year-End of Stock Option and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions during Fiscal Year ($)	Compensation Actually Paid ($)
PEO								
2023	5,856,319	(4,208,320)	—	(1,890,743)	937,500	(1,927,144)	—	(1,232,388)
2022	5,626,310	(3,999,800)	2,887,244	(1,600,793)	937,498	(2,359,064)	(2,847,806)	(1,356,412)
2021	9,757,448	(8,276,866)	3,981,765	(168,188)	589,498	2,961,050	—	8,844,707
2020	5,637,244	(4,563,132)	3,634,486	(3,083,658)	—	(10,353)	(3,187,388)	(1,572,801)
Non-PEO NEOs (Average)								
2023	1,074,363	(292,147)	—	(148,336)	279,019	(64,611)	—	848,288
2022	969,686	(261,250)	189,950	(27,408)	254,873	(14,653)	(22,424)	1,088,774
2021	2,809,564	(1,423,324)	734,629	(12,412)	130,087	309,922	—	2,548,466
2020	1,178,911	(759,380)	624,484	(222,779)	—	(18,190)	(47,527)	755,519

For the values of equity awards included in the above table, fair values are calculated in accordance with FASB ASC Topic 718 and, in the case of performance-based stock options and performance shares, are based on the probable outcome of the performance conditions as of the applicable measuring date (or actual performance results approved by our Compensation Committee as of the applicable vesting date). Otherwise, the valuation assumptions used to calculate fair values did not materially differ from those used in our disclosures of fair value as of the grant date.

Relationship Between Pay and Performance

Description of Relationship between PEO and average Non-PEO NEO compensation actually paid and our Net Income (Loss)

As noted above, as is the case with many companies in the biotechnology industry, the Company's incentive objectives are generally tied to our strategic and operational goals rather than financial goals. Accordingly, our compensation program is not influenced by financial metrics, such as net income. For 2020, our net loss was $182.9 million as compared to the "compensation actually paid" of a negative $1.6 million for Dr. Armen and $0.8 million for the average of our Non-PEO NEOs. For 2021, our net loss was $28.7 million while the "compensation actually paid" paid for Dr. Armen and the average for our Non-PEO NEOs was $8.8 million and $2.5 million, respectively. In 2022, our net loss was $230.7 million while the "compensation actually paid" paid for Dr. Armen and the average for our Non-PEO NEOs was negative $1.4 million and a positive $1.1 million, respectively. With respect to 2023, our net loss was $257.4 million, while the "compensation actually paid" was a negative $1.2 million for Dr. Armen and a positive $0.8 million for the average of our Non-PEO NEOs. The fluctuations in our "compensation actually paid" were driven by the fluctuations in our stock price over the four-year period, particularly in light of the leverage of our executive compensation program towards equity awards.

Description of Relationship between PEO and average Non-PEO NEO compensation actually paid and our TSR

The following chart sets forth the relationship between compensation actually paid to our PEO and, the average compensation actually paid to our other Non-PEO NEOs, each as set forth in the table above, and our total shareholder return ("TSR") over the four-year period from 2020 through 2023.



Description of Relationship between our TSR and Peer Group Index TSR

The following chart compares our TSR over the four-year period from 2020 through 2023 to that of the NASDAQ Biotechnology Index over the same time period.



Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

OWNERSHIP OF OUR COMMON STOCK

Ownership By Management

On March 1, 2024, Agenus had 416,106,443 shares of common stock issued and outstanding. The table below shows certain information about the beneficial ownership of Agenus common stock, as of March 1, 2024, by:

- each of our directors,

- each of our named executive officers, and

- all of our directors and executive officers as a group.

In accordance with SEC rules, we have included in the column "Number of Issued Shares" all shares of common stock over which the person has sole or shared voting or investment power as of March 1, 2024, and we have included in the column "Number of Shares Issuable" all shares of common stock that the person has the right to acquire within 60 days after March 1, 2024 through the exercise of any stock options, the vesting of restricted shares, or in the case of directors, any shares to be distributed under the DDCP. All shares that a person has a right to acquire within 60 days of March 1, 2024 are deemed outstanding for the purpose of computing the percentage beneficially owned by the person, but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person.

Unless otherwise indicated, each person has the sole power (or shares the power with a spouse) to invest and vote the shares of common stock listed opposite the person's name. Where applicable, ownership is subject to community property laws. Our inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership of those shares by the person listed in the table. Except as noted, the address of each stockholder is c/o Agenus Inc., 3 Forbes Road, Lexington, Massachusetts 02421.

Name of beneficial owner	Number of Issued Shares	Number of Shares Issuable	Total	Percent of Class
Garo H. Armen, Ph.D.[1]	2,458,298	11,737,820	14,196,118	3.3%
Allison Jeynes-Ellis	66,176	500,000	566,176	*
Timothy R. Wright[2]	55,391	763,417	818,808	*
Brian Corvese	92,085	892,916	985,001	*
Ulf Wiinberg[3]	124,063	642,500	766,563	*
Susan Hirsch[4]	118,725	400,000	518,725	*
Christine M. Klaskin	153,937	653,287	807,224	*
Steven O'Day	272,384	495,060	767,444	*
All current directors and executive officers as a group (8 persons)[5]	3,341,059	16,085,000	19,426,059	4.6%

* Less than one percent

(1) Excludes shares owned through Antigenics Holdings LLC ("Holdings"). Dr. Armen is Chief Executive Officer, Chairman of the Board of Managers and a member of Holdings which owns 4,046 shares of our common stock. Includes 479,000 shares held by the Garo Armen 2020 2 Year AG GRAT as Dr. Armen is the trustee and has investment authority, 625,969 held in an IRA, and 100,000 shares held by Pixie Partners, a General Partnership, as Dr. Armen is a general partner.

(2) Includes 173,723 deferred shares to be distributed in accordance with the terms of our DDCP.

(3) Includes 240,485 deferred shares to be distributed in accordance with the terms of our DDCP.

(4) Includes 63,751 deferred shares to be distributed in accordance with the terms of our DDCP.

(5) Includes 482,961 deferred shares to be distributed in accordance with the terms of our DDCP, and excludes shares held by Holdings as described in footnote (1).

Ownership By Certain Beneficial Owners

This table shows certain information, based on filings with the SEC, about the beneficial ownership of our capital stock as of March 1, 2024 by each person known to us owning beneficially more than 5% of any class of our capital stock. Unless otherwise indicated in a footnote to this table, each person has the sole power to invest and vote the shares of common stock listed opposite the person's name.

Name and Address of beneficial Owner	Title of Class	Number of Shares	Percent of Class
Brad M. Kelley	Common	1,591,039	*
1410 Moran Road	Series A-1		
Franklin, TN 37069-6300	Preferred	31,620 [1]	100%
Point72 Asst Management, L.P.	Common	28,268,500 [2]	6.8%
72 Cummings Point Road			
Stamford, CT 06902			
Blackrock Inc.	Common	32,236,488 [3]	7.7%
55 East 52nd Street			
New York, NY 10055			
The Vanguard Group Inc.	Common	30,266,890 [4]	7.3%
100 Vanguard Blvd.			
Malvern, PA 19355			
Deep Track Capital, LP	Common	31,697,539 [5]	7.6%
200 Greenwich Ave, 3rd Floor			
Greenwich, CT 06830			

* Less than one percent

(1) Mr. Kelley owns 31,620 shares of our Series A-1 Convertible Preferred Stock, our only shares of outstanding Series A-1 preferred stock. These shares have an initial conversion price of $94.86 and are currently convertible into 333,333 shares of our common stock. If Mr. Kelley had converted all 31,620 shares of Series A-1 Convertible Preferred Stock into shares of common stock as of March 1, 2024, he would have held 1,924,375 shares of our common stock, or 0.5% of the shares outstanding.

(2) Based solely upon information set forth on Schedule 13G filed with the SEC on February 21, 2024 by Point72 Asset Management, L.P., Point72 Capital Advisors, Inc., Cubist Systematic Strategies, LLC and Steven A. Cohen. Each of Point72 Asset

Management, L.P., Point72 Capital Advisors, Inc., Cubist Systematic Strategies, LLC and Steven A. Cohen have shared voting and dispositive power over 28,268,500 shares.

(3) Based solely upon information set forth on Schedule 13G/A filed with the SEC on January 25, 2024 by Blackrock Inc. Blackrock Inc. has sole voting power over 31,472,393 shares and sole dispositive power over 32,236,488 shares.

(4) Based solely upon information set forth on Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group Inc. The Vanguard Group Inc. has shared voting power over 295,673 shares, sole dispositive power over 29,669,195 shares and shared dispositive power over 597,695 shares.

(5) Based solely upon information set forth on Schedule 13G/A filed with the SEC on February 14, 2024 by Deep Track Capital, LP, Deep Track Biotechnology Master Fund, Ltd. and David Kroin. Each of Deep Track Capital, LP, Deep Track Biotechnology Master Fund, Ltd. and David Kroin have shared voting and dispositive power over 31,697,539 shares. The principal business address of Deep Track Biotechnology Master Fund, Ltd. is c/o Walkers Corporate Limited, 190 Elgin Ave, GeorgeTown, KY1- 9001, Cayman Islands.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our executive officers, directors, and 10% stockholders are required under Section 16(a) of the 1934 Act, to file reports of ownership and changes in ownership of our securities with the SEC.

Based solely on a review of the copies of reports furnished to us, we believe that during our 2023 fiscal year, our directors, executive officers, and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence*

Related Party Transactions

Protagenic Therapeutics, Inc.

During the years ended December 31, 2023 and 2022, our Audit and Finance Committee approved the performance of research and development manufacturing services totaling $256,000 and $106,000, respectively, for Protagenic Therapeutics, Inc ("Protagenic"). We are reimbursed for these services on an actual time and materials basis. Dr. Garo H. Armen, our CEO, is Executive Chairman of and has a greater than 10% equity interest in Protagenic.

MiNK Therapeutics, Inc.

In October 2021, we completed the initial public offering of MiNK Therapeutics, Inc. ("MiNK"), trading on the Nasdaq Global Market under the ticker symbol "INKT". MiNK is a clinical stage biopharmaceutical company focused on developing allogeneic invariant natural killer T cell therapies to treat cancer and other life-threatening immune diseases. We are currently the majority stockholder of MiNK and we own approximately 63% of MiNK's outstanding shares as of the date of this proxy statement. Prior to its initial public offering, MiNK was dependent upon us for all of its working capital requirements. Due to efficiencies, certain MiNK operations are currently fully integrated with us, including, but not limited to, corporate functions such as finance, human resources, information technology and legal functions. In September 2018, we entered into an Amended and Restated Intercompany License and Services Agreement (the "Intercompany Agreement") with MiNK, which amended and restated the original Intercompany License and Services Agreement effective March 1, 2018, under which (i) for consideration of $600,000, MiNK was granted a non-exclusive, field-limited, nontransferable license to certain licensed technology, (ii) we performed research and business services (Company Services) to support our operations on a cost plus basis and (iii) MiNK performed research services for us, also on a cost plus basis.

Effective April 1, 2022, we entered into an Amended and Restated Intercompany Services Agreement (the "New Intercompany Agreement") with MiNK, which amended and restated the Intercompany General & Administrative Agreement between Agenus and MiNK dated September 10, 2021 (the "Prior Intercompany Agreement"). Under the New Intercompany Agreement, Agenus provides MiNK with certain general and administrative support, including, without limitation, financial, facilities management, human resources and information technology administrative support (the "Agenus Services"), and MiNK and Agenus provide each other with certain research and development services (the "R&D Services") and other support services, including legal and regulatory support (the "Shared Services"). MiNK is required to pay 10% of Agenus' costs related to the Agenus Services, and the costs of R&D Services are based upon pass-through costs related to such services plus an allocation of the costs of the employees performing the services. No payment will be due from either party for the Shared Services, provided that the services provided by each party are proportional in scope and volume. MiNK is also entitled to use our business offices and laboratory space and equipment (inclusive of a current good manufacturing practice manufacturing suite) in exchange for MiNK contributing a proportionate payment for the use of such facilities and equipment, and MiNK will be covered by certain of our insurance policies, subject to certain conditions, including MiNK paying the cost of such coverage. Either party may terminate the New Intercompany Agreement upon 60 days' prior written notice and individual services upon 30 days' prior written notice.

Allocated Agenus Services primarily include payroll related expenses, facility costs, insurance and stock-based compensation, and are included in MiNK's financial statements based on certain estimates and allocations described above. Allocation of Agenus Services, net, of $1.0 and $2.0 million for the years ended December 31, 2023 and 2022, respectively, is included in Operating expenses in the MiNK's statement of operations and comprehensive loss and Due to related parties, of $11.2 million as of December 31, 2023, in MiNK's consolidated balance sheet. Agenus has agreed to not require repayment of this balance prior to March 31, 2025.

Effective April 12, 2022, our subsidiary Atlant Clinical Ltd. ("Atlant") entered into a Master Services Agreement with MiNK, to provide clinical trial support services to MiNK, including an electronic trial master file platform, medical monitoring and data manager services. As of December 31, 2023, MiNK had entered into work orders with Atlant totaling approximately $167,000, plus out of pocket expenses which are to pass through to MiNK at cost.

On March 30, 2023, we announced a dividend distribution of approximately 5 million shares of MiNK common stock to be made to all Agenus shareholders of record as of April 17, 2023, on a pro rata basis. The dividend was distributed on May 1, 2023. As of December 31, 2023, Agenus owns approximately 63% of MiNK's outstanding shares.

Avillion Life Sciences

During the year ended December 31, 2023, our Audit and Finance Committee approved the retention of Avillion to conduct a diagnostic review of clinical operations related to botensilimab. Avillion agreed to charge Agenus for this work on the basis of hourly rates and time, consistent with what Avillion charges independent third parties. Agenus also agreed to a discount to Agenus. For the year ended December 31, 2023, Agenus paid Avillion approximately $450,000 in connection with these services. Dr. Jeynes-Ellis, a member of our board of directors, is the Chief Executive Officer of Avillion.

Family Relationships

Zachary Armen., the Head of Investor Relations of Agenus, is the son of Dr. Garo Armen our principal executive officer. During our fiscal year ended December 31, 2023, Mr. Armen received total cash compensation, consisting of salary, of $260,624. Mr. Armen also received an option to purchase 40,000 shares of our common stock, subject to a four-year vesting schedule where one-fourth of the options vest on the one-year anniversary of the grant date, with the remainder vesting in equal annual installments on the anniversary of his date of hire, generally subject to his continued employment or service with the Company.

Related Party Transaction Policies and Procedures

The Audit and Finance Committee of the Board is responsible for reviewing and approving all material transactions with any related party on a continuing basis. Related parties can include any of our directors or executive officers, certain of our stockholders, and their immediate family members. This obligation is set forth in writing in our Audit and Finance Committee Charter and Related Party Transaction Policy which was amended in 2022. A copy of the Audit and Finance Committee Charter is posted on the corporate governance section of our website at *https://investor.agenusbio.com/corporate- governance*. No material on our website is part of this Annual Report on Form 10-K. In evaluating related party transactions, our Audit and Finance Committee members apply the same standards of good faith and fiduciary duty they apply to their general responsibilities as a committee of the Board and as individual directors. The Audit and Finance Committee will approve a related party transaction when, in its good faith judgment, the transaction is fair to, and in the best interest of, Agenus.

To identify related party transactions each year, we submit and require our directors and executive officers to complete Director and Officer Questionnaires identifying any transactions with us in which the officer or director or their family members have an interest. We also review related party transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with our interests. Our Code of Business Conduct and Ethics and Related Party Transaction Policy requires all directors, officers, and employees who may have a potential or apparent conflict of interest to immediately notify management for review and approval by management and our Audit and Finance Committee. A copy of our Code of Business Conduct and Ethics is posted on the corporate governance section of our website at *https://investor.agenusbio.com/ corporate-governance*. No material on our website is part of this Annual Report on Form 10-K.

Item 14.   *Principal Accounting Fees and Services*

Our independent registered public accounting firm, KPMG LLP, Boston, Massachusetts, Auditor Firm ID: 185, has served as our independent registered public accounting firm since 1997.

Audit Fees

Fees incurred by us for professional services rendered by KPMG LLP for the audit of the annual consolidated financial statements and of the effective operation of internal control over financial reporting, included in our Annual Report on Form 10-K, for the reviews of the consolidated financial statements included in our Forms 10-Q and for comfort letters, consents and review of registration statements were $988,475 for 2023 and $856,105 for 2022.

Tax Fees

Fees paid to KPMG LLP associated with tax compliance services were $181,6101 in 2023 and $207,087 in 2022.

Fees paid to KPMG LLP associated with tax consultation services were $13,000 in 2023 and $138,365 in 2022.

All Other Fees

Fees paid to KPMG LLP associated with subsidiary audits and related matters were $491,500 in 2023 and $466,286 in 2022. We also paid $2,730 in fees to KPMG LLP associated with accounting research and disclosure checklist tools for each of 2023 and 2022, respectively. Except as described herein, we paid no other fees to KPMG LLP for 2023 or 2022.

Pre-Approval of Audit and Non-Audit Services

All of the KPMG LLP fees for 2023 and 2022 shown above were pre-approved by the Audit and Finance Committee. The Audit and Finance Committee pre-approves all audit and other permitted non-audit services provided by our independent registered public accounting firm. Pre-approval is generally provided for up to one year, is detailed as to the particular category of services and is subject to a monetary limit. Our independent registered public accounting firm and senior management periodically report to the Audit and Finance Committee the extent of services provided by the independent registered public accounting firm in accordance with the pre-approval, and the fees for the services performed to date. The Audit and Finance Committee may also pre-approve particular services on a case-by-case basis.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1. *Consolidated Financial Statements*

The consolidated financial statements are listed under Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules*

The financial statement schedules required under this Item and Item 8 are omitted because they are not applicable, or the required information is shown in the consolidated financial statements or the footnotes thereto.

3. *Exhibits*

The exhibits are listed below under Part IV Item 15(b).

(b) Exhibits

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Antigenics Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 10, 2002 and incorporated herein by reference.
3.1.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Antigenics Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 11, 2007 and incorporated herein by reference.
3.1.2	Certificate of Ownership and Merger changing the name of the corporation to Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 6, 2011 and incorporated herein by reference.
3.1.3	Certificate of Second Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 30, 2011 and incorporated herein by reference.
3.1.4	Certificate of Third Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. Filed as Exhibit 3.1.4 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2012 and incorporated herein by reference.
3.1.5	Certificate of Fourth Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on April 25, 2014 and incorporated herein by reference.
3.1.6	Certificate of Fifth Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 16, 2016 and incorporated herein by reference.
3.1.7	Certificate of Sixth Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 24, 2019 and incorporated herein by reference.
3.1.8	Certificate of Seventh Amendment to the Amended and Restated Certificate of Incorporation of Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on August 5, 2022 and incorporated herein by reference.
3.2	Sixth Amended and Restated By-laws of Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on March 25, 2022 and incorporated herein by reference.
3.3	Certificate of Designations, Preferences and Rights of the Series A-1 Convertible Preferred Stock of Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on February 5. 2013 and incorporated herein by reference.
3.4	Form of Certificate of Designation of Preferences, Rights and Limitations of Series C-1 Convertible Preferred Stock. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on October 11, 2018 and incorporated herein by reference.

Exhibit No.	Description
4.1	Form of Common Stock Certificate. Filed as Exhibit 4.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 6, 2011 and incorporated herein by reference.
4.2	Securities Exchange Agreement dated as of February 4, 2013 by and between Agenus Inc., and Mr. Brad Kelley. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on February 5, 2013 and incorporated herein by reference.
4.3	Amended and Restated Note Purchase Agreement dated as of February 20, 2015, as amended, by and between Agenus Inc. and the Purchasers listed on Schedule 1.1 thereto. Filed as Exhibit 4.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2015 and incorporated herein by reference.
4.4	Form of Senior Subordinated Note under the Amended and Restated Note Purchase Agreement dated as of February 20, 2015, as amended, by and between Agenus Inc. and the Purchasers listed on Schedule 1.1 thereto. Filed as Exhibit 4.3 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2015 and incorporated herein by reference.
4.5	Form of 2022 A Warrant under the Amended and Restated Note Purchase Agreement dated as of February 20, 2015, as amended, by and between Agenus Inc. and the Purchasers listed on Schedule 1.1 thereto. Filed as Exhibit 4.1 to our Current Report on Form 8-K (File No. 0-29089) on December 2, 2022 and incorporated herein by reference.
4.6	Form of 2022 B Warrant under the Amended and Restated Note Purchase Agreement dated as of February 20, 2015, as amended, by and between Agenus Inc. and the Purchasers listed on Schedule 1.1 thereto. Filed as Exhibit 4.2 to our Current Report on Form 8-K (File No. 0-29089) on December 2, 2022 and incorporated herein by reference.
4.7	Amendment to Notes and Warrants dated as of March 15, 2017 by and among Agenus Inc. and the Investors listed therein. Filed as Exhibit 4.27 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2016 and incorporated herein by reference.
4.8	Amendment to Notes and Warrants dated as of February 18, 2020 by and among Agenus Inc. and the Investors listed therein. Filed as Exhibit 4.7 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2019 and incorporated herein by reference.
4.9	Amendment to Notes, Termination of Warrants and Sale of New Warrants dated as of November 30, 2022 by and among Agenus Inc. and the Investors listed therein. Filed as Exhibit 4.9 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2022 and incorporated herein by reference.
4.10	Form of Indenture. Filed as Exhibit 4.1 to our Registration Statement on Form S-3 (File No. 333-221008) and incorporated herein by reference.
4.11	Royalty Purchase Agreement dated January 6, 2018, by and among Antigenics LLC, Healthcare Royalty Partners III, L.P. and certain of its affiliates. Filed as Exhibit 4.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2018 and incorporated herein by reference.
4.11.1	Amendment No. 1 to Royalty Purchase Agreement, dated June 22, 2021, by and among Antigenics LLC, Healthcare Royalty Partners III, L.P. and certain of its affiliates. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2021 and incorporated herein by reference.
4.12	Royalty Purchase Agreement dated September 20, 2018, by and among Agenus Inc., Agenus Royalty Fund, LLC and XOMA (US) LLC. Filed as Exhibit 4.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2018 and incorporated herein by reference.
4.13	Description of Securities. Filed as Exhibit 4.12 to our Annual Report on form 10-K (File No. 0-29089) for the year ended December 31, 2019 and incorporated herein by reference.

Employment Agreements and Compensation Plans

10.1*	Agenus Inc. Amended and Restated 2009 Equity Incentive Plan. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 16, 2016 and incorporated herein by reference.
10.1.1*	Form of Restricted Stock Award Agreement for the Agenus Inc. Amended and Restated 2009 Equity Incentive Plan. Filed as Exhibit 10.2 to our Current Report on Form 8-K (File No. 0-29089) filed on June 15, 2009 and incorporated herein by reference.

Exhibit No.	Description
10.1.2*	Form of Restricted Stock Unit Agreement for the Agenus Inc. Amended and Restated 2009 Equity Incentive Plan. Filed as Exhibit 10.2 to our Current Report on Form 8-K (File No. 0-29089) filed on June 30, 2015 and incorporated herein by reference.
10.1.3*	Form of Stock Option Agreement for the Agenus Inc. Amended and Restated 2009 Equity Incentive Plan. Filed as Exhibit 10.3 to our Current Report on Form 8-K (File No. 0-29089) filed on June 15, 2009 and incorporated herein by reference.
10.2	Agenus Inc. Amended and Restated Directors' Deferred Compensation Plan. Filed as Appendix B to our Definitive Proxy Statement on Schedule 14A filed on April 26, 2018 and incorporated herein by reference.
10.2.1	Amendment to Agenus Amended and Restated Directors' Deferred Compensation Plan. Filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed on April 28, 2020 and incorporated herein by reference.
10.2.2	Amendment to Agenus Amended and Restated Directors' Deferred Compensation Plan. Filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed on April 29, 2022 and incorporated herein by reference.
10.3*	Amended and Restated Executive Change-in-Control Plan applicable to Christine M. Klaskin. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on November 3, 2010 and incorporated herein by reference.
10.3.1*	Modification of Rights in the Event of a Change of Control, dated as of June 14, 2012, by and between Agenus Inc. and Christine Klaskin. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2012 and incorporated herein by reference.
10.4*	2004 Executive Incentive Plan, as amended. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 27, 2011 and incorporated herein by reference.
10.4.1*	Agenus Inc. 2016 Executive Incentive Plan. Filed as Exhibit 10.2 to our Current Report on Form 8-K (File No. 0-29089) filed on June 16, 2016 and incorporated herein by reference.
10.5*	Employment Agreement dated December 1, 2005 between Agenus Inc. and Garo Armen. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on December 7, 2005 and incorporated herein by reference.
10.5.1*	First Amendment to Employment Agreement dated July 2, 2009 between Agenus Inc. and Garo Armen. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2009 and incorporated herein by reference.
10.5.2*	Second Amendment to Employment Agreement dated December 15, 2010 between Agenus Inc. and Garo Armen. Filed as Exhibit 10.12.2 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2010 and incorporated herein by reference.
10.6*	Agenus Inc. 2015 Inducement Equity Plan. Filed as Exhibit 4.14 to our Registration Statement on Form S-8 (File No. 333-209074) filed on January 21, 2016 and incorporated herein by reference.
10.6.1*	Form of Stock Option Agreement for the Agenus Inc. 2015 Inducement Equity Plan. Filed as Exhibit 4.15 to our Registration Statement on Form S-8 (File No. 333-209074) filed on January 21, 2016 and incorporated herein by reference.
10.6.2*	Form of Restricted Stock Award Agreement for the Agenus Inc. 2015 Inducement Equity Plan. Filed as Exhibit 4.16 to our Registration Statement on Form S-8 (File No. 333-209074) filed on January 21, 2016 and incorporated herein by reference.
10.6.3*	Form of Restricted Stock Unit Agreement for the Agenus Inc. 2015 Inducement Equity Plan. Filed as Exhibit 4.17 to our Registration Statement on Form S-8 (File No. 333-209074) filed on January 21, 2016 and incorporated herein by reference.
10.7*	Agenus Inc. 2019 Employee Stock Purchase Plan. Filed as Exhibit 4.11 to our Registration Statement on Form S-8 (File No. 333-233100) filed on August 7, 2019 and incorporated herein by reference.
10.7.1*	Amendment to the Agenus Inc. 2019 Employee Stock Purchase Plan. Filed as Appendix B to our Definitive Proxy Statement on Schedule 14A filed on April 30, 2021 and incorporated herein by reference.
10.7.2*	Second Amendment to the Agenus Inc. 2019 Employee Stock Purchase Plan. Filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed on April 28, 2023 and incorporated herein by reference.

Exhibit No.	Description
10.8*	Agenus Inc. Amended and Restated 2019 Equity Incentive Plan. Filed as Appendix B to our Definitive Proxy Statement on Schedule 14A filed on April 29, 2022 and incorporated herein by reference.
10.8.1*	Form of Incentive Stock Option Agreement for the Agenus Inc. 2019 Equity Incentive Plan. Filed as Exhibit 10.10.1 to our Annual Report on form 10-K (File No. 0-29089) for the year ended December 31, 2019 and incorporated herein by reference.
10.8.2*	Form of Non-Qualified Stock Option Agreement for the Agenus Inc. 2019 Equity Incentive Plan. Filed as Exhibit 10.10.2 to our Annual Report on form 10-K (File No. 0-29089) for the year ended December 31, 2019 and incorporated herein by reference.
10.8.3*	Form of Restricted Stock Unit Award Agreement for the Agenus Inc. 2019 Equity Incentive Plan. Filed as Exhibit 10.10.3 to our Annual Report on form 10-K (File No. 0-29089) for the year ended December 31, 2019 and incorporated herein by reference.
10.9*	Consulting Agreement dated January 1, 2020 between Agenus Inc. and Brian Corvese. Filed as Exhibit 4.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2020 and incorporated herein by reference.
10.9A*	Amendment to Consulting Agreement between Agenus Inc. and Brian Corvese, dated December 31, 2023. Filed herewith.
10.10*	Executive Employment Agreement dated October 27, 2020 between Agenus Inc. and Steven O'Day. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) filed on May 10, 2022 and incorporated herein by reference.

License and Collaboration Agreements

10.11(1)	License Agreement by and between Agenus Inc. and GlaxoSmithKline Biologicals SA dated July 6, 2006. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2006 and incorporated herein by reference.
10.12(1)	Amended and Restated Manufacturing Technology Transfer and Supply Agreement by and between Agenus Inc. and GlaxoSmithKline Biologicals SA dated January 19, 2009. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2009 and incorporated herein by reference.
10.13(1)	First Right to Negotiate and Amendment Agreement between Agenus Inc., Antigenics LLC and GlaxoSmithKline Biologicals SA, dated March 2, 2012. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2012 and incorporated herein by reference.
10.14(1)	License Agreement dated as of December 5, 2014 by and between 4-Antibody AG, a limited liability company organized under the laws of Switzerland (and wholly-owned subsidiary of Agenus Inc.) and Ludwig Institute for Cancer Research Ltd. Filed as Exhibit 10.21 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2014 and incorporated herein by reference.
10.15.1(1)	License, Development and Commercialization Agreement dated as of January 9, 2015 by and among Agenus Inc., 4-Antibody AG, a limited liability company organized under the laws of Switzerland (and wholly-owned subsidiary of Agenus Inc.), Incyte Corporation and Incyte Europe Sarl, a Swiss limited liability company (and wholly-owned subsidiary of Incyte Corporation). Filed as Exhibit 10.22 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2014 and incorporated herein by reference.
10.15.2(1)	First Amendment to License, Development and Commercialization Agreement dated as of February 14, 2017 by and among Agenus Inc., Agenus Switzerland Inc. (f/k/a 4-Antibody AG) and Incyte Europe Sarl. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2017 and incorporated herein by reference.
10.16(1)	License Agreement dated March 19, 2013, as amended, by and between the University of Virginia Patent Foundation d/b/a University of Virginia Licensing and Ventures Group and Agenus Inc. (as successor by merger to PhosImmune Inc.). Filed as Exhibit 10.24 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2015 and incorporated herein by reference.

Exhibit No.	Description
10.17(1)	License Agreement dated as of January 25, 2016 by and among Agenus Inc., 4-Antibody AG, a limited liability company organized under the laws of Switzerland (and wholly-owned subsidiary of Agenus Inc.), and Ludwig Institute for Cancer Research Ltd. Filed as Exhibit 10.25 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2015 and incorporated herein by reference.
10.18(1)	Development and Manufacturing Services Agreement dated April 14, 2017 by and between Agenus Inc. and CMC ICOS Biologics, Inc. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2017 and incorporated herein by reference.
10.19(1)	License Agreement dated December 20, 2018, by and between Agenus Inc. and Gilead Sciences, Inc. Filed as Exhibit 10.25 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2018 and incorporated herein by reference.
10.20(1)	Option and License Agreement (AGEN1223) dated December 20, 2018, by and between Agenus Inc. and Gilead Sciences, Inc. Filed as Exhibit 10.26 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2018 and incorporated herein by reference.
10.21(1)	Option and License Agreement (AGEN2373) dated December 20, 2018, by and between Agenus Inc. and Gilead Sciences, Inc. Filed as Exhibit 10.27 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2018 and incorporated herein by reference.
10.22(1)	License and Collaboration Agreement, dated as of June 20, 2020, by and between Agenus Inc. and Betta Pharmaceuticals Co., Ltd. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2020 and incorporated herein by reference.
10.23(1)	License, Development and Commercialization Agreement, dated May 17, 2021, by and among Agenus Inc. and Bristol Myers Squibb Company. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2021 and incorporated herein by reference.

<center>**Real Estate Leases**</center>

10.24	Lease of Premises at 3 Forbes Road, Lexington, Massachusetts dated as of December 6, 2002 from BHX, LLC, as Trustee of 3 Forbes Realty Trust, to Agenus Inc. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 8, 2003 and incorporated herein by reference.
10.24.1	First Amendment of Lease dated as of August 15, 2003 from BHX, LLC, as trustee of 3 Forbes Road Realty, to Agenus Inc. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2004 and incorporated herein by reference.
10.24.2	Second Amendment of Lease dated as of March 7, 2007 from BHX, LLC as trustee of 3 Forbes Road Realty, to Agenus Inc. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2007 and incorporated herein by reference.
10.24.3	Third Amendment to Lease dated April 23, 2008 between TBCI, LLC, as successor to BHX, LLC, as Trustee of 3 Forbes Road Realty Trust, and Agenus Inc. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2008 and incorporated herein by reference.
10.24.4	Fourth Amendment to Lease dated September 30, 2008 between TBCI, LLC, as successor to BHX, LLC, as Trustee of 3 Forbes Road Realty Trust, and Agenus Inc. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2008 and incorporated herein by reference.
10.24.5	Fifth Amendment to Lease dated April 11, 2011 between TBCI, LLC, as successor to BHX, LLC, as Trustee of 3 Forbes Road Realty Trust, and Agenus Inc. Filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2011 and incorporated herein by reference.
10.25	Office Lease by and between Bay Center Investor LLC and Agenus Inc. dated November 25, 2020. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on November 25, 2020 and incorporated herein by reference.

<center>**Sales Agreement**</center>

10.26	At Market Issuance Sales Agreement dated July 22, 2020 by and between Agenus Inc. and B. Riley FBR, Inc. Filed as Exhibit 1.2 to our Registration Statement on Form S-3ASR (File No. 333-240006) on July 22, 2020 and incorporated herein by reference.

Exhibit No.	Description
21.1	Subsidiaries of Agenus Inc. Filed herewith.
23.1	Consent of KPMG LLP, independent registered public accounting firm. Filed herewith.
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended. Filed herewith.
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended. Filed herewith.
32.1	Certification of Chief Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Submitted herewith.
97.1	Policy for Recoupment of Executive Incentive Compensation in the Event of an Accounting Restatement. Filed herewith.
101.INS	XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Indicates a management contract or compensatory plan.
(1) Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act or Rule 24b-2 of the Securities Exchange Act.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGENUS INC.

By: /s/ GARO H. ARMEN, PH.D.

Garo H. Armen, Ph.D.
Chief Executive Officer and
Chairman of the Board

Dated: March 14, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ GARO H. ARMEN, PH.D. **Garo H. Armen, Ph.D.**	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 14, 2024
/S/ CHRISTINE M. KLASKIN **Christine M. Klaskin**	Vice President Finance (Principal Financial and Accounting Officer)	March 14, 2024
/S/ BRIAN CORVESE **Brian Corvese**	Director	March 14, 2024
/S/ SUSAN HIRSCH **Susan Hirsch**	Director	March 14, 2024
/S/ ALLISON JEYNES-ELLIS **Allison Jeynes-Ellis**	Director	March 14, 2024
/S/ ULF WIINBERG **Ulf Wiinberg**	Director	March 14, 2024
/S/ TIMOTHY R. WRIGHT **Timothy R. Wright**	Director	March 14, 2024